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Filed pursuant to Rule 424(b)(4)
Registration No. 333-124508

PROSPECTUS

Worldspan, L.P.
WS Financing Corp.

OFFER TO EXCHANGE

$300,000,000 Principal Amount of
Senior Second Lien Secured Floating Rate Notes Due 2011
for
$300,000,000 Principal Amount of Outstanding
Senior Second Lien Secured Floating Rate Notes Due 2011

The exchange offer will expire at 5:00 p.m.,
New York City time on November 28, 2005, unless extended.

        We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange up to $300,000,000 aggregate principal amount of our new Senior Second Lien Secured Floating Rate Notes Due 2011 that we have registered under the Securities Act of 1933 for an equal principal amount of our outstanding Senior Second Lien Secured Floating Rate Notes Due 2011. We refer to the new notes you will receive on this exchange offer collectively as the "new notes," and we refer to the old notes you will tender on this exchange offer collectively as the "old notes." The new notes will represent the same debt as the corresponding old notes, will be secured by the same collateral, and we will issue the new notes under the same applicable indenture.

Terms of the exchange offer:

  —
  We will exchange all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

  —
  You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

  —
  We believe that the exchange of old notes will not be a taxable event for U.S. federal income tax purposes, but you should see "Certain Federal Income Tax Considerations" on page 184 for more information.

  —
  We will not receive any proceeds from the exchange offer.

  —
  The terms of the new notes are substantially identical to the old notes, except that the new notes are registered under the Securities Act of 1933 and the transfer restrictions and registration rights applicable to the old notes do not apply to the new notes.

        See "Risk Factors" beginning on page 16 for a discussion of risks that should be considered by holders prior to tendering their old notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 26, 2005.

        You should rely only on the information contained in this document and any supplement or to which we have referred you. See "Where You Can Find Other Information." We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should assume that the information appearing in this prospectus or incorporated by reference is accurate only as of the date on the front cover of this prospectus or any supplement or the date of the documents incorporated by reference, as the case may be.

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended, which we refer to as the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

INDUSTRY AND MARKET DATA

        We have obtained some industry data from third party sources that we believe to be reliable. In particular, we obtained raw airline bookings data compiled by DOB Systems, Inc. and sold as marketing industry data tapes, which we refer to as MIDT, and our determinations of market size and share within our industry are based on our processing of this data. As of April 1, 2004, we no longer use DOB Systems, Inc. to compile MIDT and instead compile the data internally. In many cases,

i

however, we have made statements in this prospectus regarding our industry and our position in the industry based on our experience in the industry and our own investigation of market conditions. In particular, we designate each travel agency as traditional or online based on our belief as to whether a travel agency is traditional or online. Our designation of travel agencies as online or traditional is based on an agency's aggregate booking activity for all its locations and our knowledge of the agency. These designations may be revised as an agency's business changes.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, including without limitation the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The words "believes," "anticipates," "plans," "expects," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance and achievements, industry results, to be materially different from any future results, performance and achievements expressed or implied by such forward-looking statements.

        All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

ii

SUMMARY

        This summary highlights certain significant aspects of our business and this exchange offer contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision. In addition, certain statements include forward-looking information that involves risks and uncertainties. See "Forward-Looking Statements."

        In this prospectus, unless the context otherwise requires, the "issuers" refers to Worldspan L.P., exclusive of its subsidiaries, and WS Financing Corp.; "WTI" refers to Worldspan Technologies Inc. (formerly named Travel Transaction Processing Corporation); "we," "us," "our" and "our company" refer to the consolidated business of Worldspan, L.P. and all of its subsidiaries unless otherwise specified; the "Acquisition" refers to the acquisition by WTI of the general partnership interests and, indirectly through its wholly-owned subsidiaries, the limited partnership interests of Worldspan, L.P.

The Exchange Offer

        On February 11, 2005, Worldspan, L.P. and WS Financing Corp. issued and sold $300.0 million aggregate principal amount of Senior Second Lien Secured Floating Rate Notes Due 2011, referred to herein as the old notes. In connection with that sale, we entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed to deliver this prospectus to you and to complete an exchange offer for the old notes. As required by the registration rights agreement, we are offering to exchange $300.0 million aggregate principal amount of our new Senior Second Lien Secured Floating Rate Notes Due 2011, referred to herein as the new notes, the issuance of which will be registered under the Securities Act, for a like aggregate principal amount of our old notes. We refer to this offer to exchange new notes for old notes in accordance with the terms set forth in this prospectus and the accompanying letter of transmittal as the exchange offer. You are entitled to exchange your old notes for new notes. We urge you to read the discussions under the headings "The Exchange Offer" and "Description of the New Notes" in this prospectus for further information regarding the exchange offer and the new notes. We refer to the old notes and the new notes collectively as the "notes."

Worldspan, L.P.

        We are a provider of mission-critical transaction processing and information technology services to the global travel industry. We provide subscribers (including traditional travel agencies, online travel agencies and corporate travel departments) with real-time access to schedule, price, availability and other travel information and the ability to process reservations and issue tickets for the products and services of approximately 800 travel suppliers (such as airlines, hotels, car rental companies, tour companies and cruise lines) throughout the world. Globally, we are the largest transaction processor for online travel agencies, having processed approximately 63% of all global distribution system, or GDS, online air transactions during the twelve months ended June 30, 2005. In the United States (the world's largest travel market), we are the second largest transaction processor for travel agencies, accounting for 32% of GDS air transactions and approximately 66% of online GDS air transactions processed during the twelve months ended June 30, 2005. During the twelve months ended June 30, 2005, we processed approximately 205 million transactions. We also provide information technology services to the travel industry, primarily airline internal reservation systems, flight operations technology and software development.

        In recent years, the travel industry has been marked by the emergence and growth of the Internet as a travel distribution channel. The growth in use of the Internet has led to the establishment of online travel agencies that provide a link between the consumer and the travel supplier, typically through a GDS. During the twelve months ended June 30, 2005, airline transactions generated through online travel agencies accounted for approximately 33% of all airline transactions in the United States processed by a GDS, up from approximately 31% in 2004, approximately 28% in 2003 and approximately 23% in 2002. Between 2000 and 2004, the number of airline transactions in the United States generated through online travel agencies and processed by a GDS increased at a compound annual growth rate of 22.3% and an annual growth rate of 13.8% from 2003 to 2004.

        We have executed an alternative strategy with regard to the online travel agency channel. Unlike our primary competitors, we do not own an online travel agency that competes with travel suppliers or travel agencies. Instead, we have developed strategic relationships with online travel agencies to provide them with transaction processing, mission-critical technology and services, and access to our aggregated travel information, which enable online travel agencies to operate effectively and efficiently. As a result of this strategy, we have entered into long-term contracts with Expedia, Orbitz and Priceline, which are three of the five largest online travel agencies in the world. In addition, we have an agreement with Hotwire, another online travel agency, to process its airline transactions and have converted all of its airline transactions from Sabre, its previous provider, to us since March 2003.

Business Segments

        We operate in two business segments: electronic travel distribution and information technology services, which represented approximately 92% and 8%, respectively, of our revenues in the twelve months ended June 30, 2005.

Electronic Travel Distribution    We are the second largest transaction processor for travel agencies in the United States (the world's largest travel market), with a 32% market share of all travel agency air transactions processed through a GDS, and the largest processor globally for online travel agencies, with a 63% market share of all GDS online air transactions processed during the twelve months ended June 30, 2005. The $5.0 billion-plus global GDS industry is a core component of the worldwide travel industry and is organized around two major sets of customers: travel suppliers and travel agencies. Suppliers of travel and travel-related products and services (such as airlines, car rental companies and hotels) utilize GDSs as a means of selling tickets and generating sales. Travel agencies (including traditional travel agencies, online travel agencies and corporate travel departments) utilize GDSs to search schedule, price, availability and other travel information and to process transactions on behalf of consumers. GDSs provide travel agencies with a single, expansive source of travel information, allowing travel agencies to search and process tens of thousands of itinerary and pricing options across multiple travel suppliers within seconds.

        Through our GDS, we provide approximately 12,000 traditional travel agency locations in over 60 countries and approximately 70 online travel agencies, including four of the largest online travel agencies, with access to the inventory, reservations and ticketing of travel suppliers, including approximately 474 airlines, 227 hotel chains and 29 car rental companies throughout the world. As compensation for performing these services, we generally charge the travel supplier a fee for every transaction we process. For example, for a roundtrip ticket with one connection each way, a three night hotel stay and a three day car rental, we charge the respective travel suppliers one transaction fee for each segment of the airline ticket, one transaction fee for the hotel stay and one transaction fee for the car rental for a total of six transaction fees. The value of the travel purchase or the length of stay has no impact on our transaction fee.

        Set forth below is a chart illustrating the flow of payments in a typical consumer travel booking processed by us.

1 roundtrip airline ticket (one connection each way)	4 transactions
1 car rental (3 days)	1 transaction
1 hotel reservation (3 days)	1 transaction

6 transactions

*
Transaction and inducement fees are for illustrative purposes only.

Information Technology Services    We provide a comprehensive suite of information technology, or IT, services to airlines, including: (i) internal reservation system services; (ii) flight operations technology services; and (iii) software development and licensing services, which include custom development and integration. We provide some of these services to several airlines, including Delta Airlines, which we refer to as Delta, and Northwest Airlines, which we refer to as Northwest. We have also developed other products and services to meet the needs of airlines, which we sell on a subscription basis. These products and services include Worldspan Rapid RepriceSM, Electronic Ticketing, e-Pricing® and Fares and Pricing.

Competitive Strengths

        Market leading transaction processor for online travel agencies.    During the twelve months ended June 30, 2005, we processed over 66% of online airline transactions made in the United States and processed by a GDS. Our leadership in the online travel agency channel began in 1995 when Microsoft chose us as its transaction processing partner when it was developing Expedia as an online travel agency. In addition, we have executed a strategy of developing contractual relationships with online travel agencies, rather than owning an online travel agency like our primary competitors. As a result, we process online transactions for Expedia, Hotwire, Orbitz and Priceline, four of the six largest online travel agencies in the world. While these relationships have allowed us to develop a market leading position, we are highly dependent on these four online travel agencies, and the success of our business depends on continuing these relationships. In May 2004, Expedia announced that it intends to move a portion of its transactions to another GDS provider. To date, the anticipated movement of Expedia's transactions has not occurred and, at this time, we cannot forecast the timing or magnitude of any such movement on our financial position or results of operations. In October 2005, Expedia notified us of its intention to move some portion but not all of its European transactions to another GDS provider in 2006. At present, Expedia's European bookings represent approximately 3% of our total transaction volume for the six month period ended June 30, 2005. If Expedia were to move a material portion of its transactions to other GDS providers, our business would be negatively and materially impacted. Further, Cendant Corporation recently acquired Orbitz. Cendant's Travel Distribution Services Division includes Galileo, which is a competitor of ours. Orbitz is one of our largest online travel agency customers. Our contract with Orbitz extends into 2011 subject to standard termination rights held by Orbitz including for-cause termination rights. In addition, in September 2005, we and Orbitz each filed separate complaints against the other with respect to certain disputes arising under our online agreement with Orbitz. See "Business—Legal Proceedings."

        Well Positioned to Take Advantage of the Shift to the Online Travel Agency Channel.    An increasing number of travel transactions are being made online. During the twelve months ended June 30, 2005, airline transactions generated through online travel agencies accounted for approximately 33% of all airline transactions in the United States processed by a GDS, up from approximately 31% in 2004, approximately 28% in 2003 and approximately 23% in 2002. Our relationships with four of the six largest online travel agencies in the world have positioned us well to take advantage of this shift. However, despite the substantial shift to online transactions in the past few years, we cannot assure you that this shift will continue at the rate that it has in the past or at all. In addition, in September 2005, we and Orbitz each filed separate complaints against the other with respect to certain disputes arising under our online agreement with Orbitz. See "Business—Legal Proceedings."

        Barriers to Entry.    A GDS is a computerized system based on state-of-the-art technology and is highly customized and difficult to replicate. In order to become a successful participant in the GDS industry, a new market entrant would face several barriers to entry, including:

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  the cost and length of time required to assemble the hardware systems and develop the sophisticated intellectual property of a GDS necessary to compile, process and manage the large and complex database of travel information;

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  the costs and length of time required to establish relationships and negotiate distribution agreements with a wide range of travel suppliers; and

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  the costs and length of time required to establish relationships and negotiate agreements with travel agencies, which are generally operating under multi-year contracts with existing GDSs and which incur costs in converting to a new GDS.

        Neutrality.    Unlike our competitors, we have intentionally not pursued a strategy of vertical integration and instead have forged strategic partnerships with leading online travel agencies. As the shift towards the online travel agency channel continues, we believe the traditional travel agencies will increasingly view the GDS-owned online travel agencies as competitive to their core business. As a result, our neutrality gives us an opportunity to capture additional business from both online and traditional travel agencies. On the other hand, because we do not own an online travel agency, we do not have a captive customer like the other GDSs.

        Robust Technology Capabilities.    Our use of Internet and server-based technologies has allowed us to provide travel suppliers and online and traditional travel agencies with products and services that enable custom applications, reduce operating costs, increase productivity and enhance the customer experience. In addition, as a result of our agreement with IBM, we believe that we will be able to increase our processing and computer capabilities without a significant increase in associated software and hardware costs. While we believe we have strong technological capabilities, we are substantially dependent on IBM, our most significant and material vendor, for much of this technological capability. An adverse development in our relationship with IBM would have a material impact on our technological capabilities.

        Proven Business Model with Strong Cash Flow Generation.    Our ability to leverage our cost structure, grow transaction volumes, enlarge our customer base, and incur moderate ongoing capital expenditure and working capital requirements, enables us to generate significant net cash from operations. From January 1, 1999 through June 30, 2003, we generated $750.5 million of net cash from operations, which primarily enabled us to distribute $715.0 million to our founding airlines from January 1, 1999 through the closing of the Acquisition. Our free cash flow generation in the approximately 18 months between the close of the acquisition of Worldspan, L.P. on June 30, 2003 and December 31, 2004 had enabled us to reduce our total debt plus capital leases (less cash and cash equivalents), prior to the Refinancing Transactions as hereinafter defined, from approximately $459.9 million to $310.5 million, respectively. Since the Refinancing Transactions in February 2005, our

cash flow from operations has further enabled us to make discretionary principal payments on debt of $65.0 million. However, given the uncertainty in the airline industry, from which we derive most of our revenues, we cannot be certain that we can generate cash at the rates we were able to in the past. In addition, we have significantly more indebtedness than we did prior to the Acquisition, and a significant portion of our generated cash will be used to service our indebtedness.

Business strategy

        Continue to Increase Our Share and the Number of Online Travel Agency Transactions.    While we processed over 66% of online airline transactions made in the United States by a GDS during the twelve months ended June 30, 2005, we believe there are still opportunities to increase our number of transactions and our market share in the online travel agency channel. Our primary competitors own online travel agencies. As the shift towards the online travel agency channel continues, we believe the traditional travel agencies will increasingly view the GDS-owned online travel agencies as competitive to their core business. As a result, our neutrality gives us an opportunity to capture additional business from both online and traditional travel agencies. However, to the extent that such agencies are acquired by or become affiliated with one of our competitors, the likelihood of our capturing additional business from those agencies may be reduced and our existing business with those agencies may be at risk. For example, Cendant Corporation recently acquired Orbitz. Cendants's Travel Distribution Services Division includes Gailileo, which is a competitor of ours. Further, given our currently strong position in the online market, we cannot be certain how much more of the market we can capture or whether we can maintain our current position.

        Increase our Global Penetration of the Traditional Travel Agency Channel.    We have historically focused on selected geographic markets where our founding airlines had significant operations. We believe we have the opportunity to obtain new traditional travel agencies both in and outside the United States, particularly in Europe, Asia, Australia and South America, where we have not previously concentrated and where travel reservations are not generally made using current Internet technologies. However, because we have not historically focused on these geographic markets, we cannot be sure how successful we will be in attracting new business in these markets or at what cost. In addition, we intend to expand the number of transactions we process for traditional travel agencies in the United States.

        Capitalize on the Shift By Corporate Travel Departments to Online Travel Services.    We believe there will be a substantial opportunity to capitalize on the trend of corporate travel departments toward making bookings for business travel through online services. We are well positioned to benefit from this trend, as Expedia and Orbitz, two of our largest online travel agency customers, have entered the corporate travel market. Nevertheless, because we are relying on our online travel agencies to develop and service the corporate travel market, our ability to compete in this market will depend on the success of our online travel agencies in attracting and maintaining corporate travel departments as customers.

        Increase Hospitality and Destination Services Transactions.    We intend to increase our transaction revenues from hospitality and destination services, which include car, hotel, tour, cruise and rail transactions. We derived approximately 9% of our transaction fee revenues during the twelve months ended June 30, 2005 from hospitality and destination services transactions. We expect these future transactions to increase in number, largely as a result of the emergence of the Internet and online travel agencies as a means of facilitating travel commerce. Nevertheless, we cannot be certain that the hospitality and destination services market will embrace the use of online travel agencies quickly or to the extent experienced by the airline services market.

        Expand Information Technology Services Business.    We intend to expand our existing information technology services business. We believe airlines and other travel suppliers have been and will be increasingly outsourcing non-core technology functionalities due to the desire to focus on their core travel business. However, despite our belief that we can provide important IT services to airlines and other travel suppliers, we have historically provided most of our IT services to only two airlines. We cannot be certain that other airlines and travel services providers will be receptive to our services.

        Continue to Reduce Costs.    Since the Acquisition, we have executed several strategic cost reduction initiatives. We believe additional opportunities exist to reduce costs and improve profitability. We plan to improve our cost structure by streamlining our programming and processing systems and reducing our network and data center costs, among other initiatives. Nevertheless, we face the challenge of continuing to reduce costs without adversely impacting our productivity and operational performance.

Our Corporate Structure and History

        WTI was formed in March 2003 by Citigroup Venture Capital Equity Partners, L.P., which we refer to as CVC, and Ontario Teachers' Pension Plan Board, which we refer to as OTPP, for the purpose of acquiring all of our general partnership interests and indirectly acquiring all of our limited partnership interests. On June 30, 2003, WTI acquired 100% of our outstanding general partnership interests and limited partnership interests from affiliates of our founding airlines for an aggregate consideration of $901.5 million and agreed to provide credits to Delta and Northwest totaling up to $250.0 million structured over nine years in exchange for the agreement of those airlines to continue using us for information technology services.

        Worldspan, L.P. is a Delaware limited partnership. WS Financing Corp. is a Delaware corporation and a subsidiary of Worldspan, L.P. and was formed in 2003 for the purposes of serving as a co-issuer of our 9 5/8% Senior Notes Due 2011, referred to herein as the 9 5/8% notes, and in order to facilitate that offering. WS Financing does not and will not have any substantial operations or assets and does not and will not have any revenues. Our principal executive offices are located at 300 Galleria Parkway, N.W., Atlanta, Georgia 30339, and our telephone number at that address is (770) 563-7400. Our website address is htpp://www.worldspan.com. The website and the information included therein are not part of this prospectus.

Equity Sponsors

        CVC is a private equity fund managed by Citigroup Venture Capital Ltd., one of the industry's oldest private equity firms. Citigroup Venture Capital Ltd. was established in 1968, and manages funds in excess of $6.0 billion. Citigroup Venture Capital is a leading technology and travel investor, sponsoring such industry leading names as Fairchild Semiconductor, Intersil, ChipPAC, AMI Semiconductor, Federal Express and People Express.

        OTPP, with approximately C$84 billion in net assets at December 31, 2004, is one of the largest pension plans in Canada. OTPP's private equity arm was established in 1991. The private equity arm has completed more than 130 transactions in a wide range of industries having participated in many management buy-outs in Canada, the United States and Europe, including The Yellow Pages Group, Samsonite Corp. and Shoppers Drug Mart Corporation. With a portfolio valued at C$6.8 billion as of December 31, 2004, OTPP's private equity arm is one of Canada's largest private equity investors.

Recent Developments

        In November 2004, we terminated the employment agreement of Michael Wood, our former Chief Financial Officer. In March 2005, we appointed Kevin W. Mooney to the position of Chief Financial Officer. Mr. Mooney began his service as an officer of the Company on March 21, 2005. During the transition, Dale Messick, our Chief Financial Officer between 1997 and February 2004, oversaw finance activities and functions. The transition was completed on June 6, 2005.

        In September 2005, Delta and Northwest, both significant suppliers of ours, entered bankruptcy protection. These bankruptcy filings are in their preliminary stages and we cannot currently predict the implications of these bankruptcy filings to us. At the present time we continue to operate under various commercial agreements with these two airlines. Delta and Northwest represented 18% and 10% of our revenues, respectively for the six month period ended June 30, 2005. As of June 30, 2005, under our two principal commercial agreements with these two airlines, we had billed accounts receivable from Delta and Northwest in the amount of $35.9 million. To date, we have received payment for 99% of the amount then outstanding. Therefore, we do not believe that any adjustment is necessary to the amounts recorded in our financial statements as of and for the period ended June 30, 2005.

        At the time of their bankruptcy filings, under our two principal commercial agreements with these two airlines we had billed and unbilled accounts receivable from Delta and Northwest in the amount of $22.8 million and $20.6 million, respectively. Since the time of these bankruptcy filings, we have received payments under these agreements, collectively, of $11.4 million, such that our pre-petition accounts receivable due from Delta and Northwest is presently $32.0 million. These receivables are related to services provided in the third quarter of 2005. We are currently analyzing whether any adjustment to our results for the third quarter of 2005 is necessary as a result of these bankruptcy filings. Given the early stage of the bankruptcy filings, it is possible that additional facts could become known that, along with the review currently underway in connection with our third quarter Form 10-Q filing, could affect our assessment of the collectibility of any outstanding accounts receivable from Delta and Northwest. This analysis will be completed in connection with the filing of our Form 10-Q for the third quarter. At the present time we are not yet in a position to ultimately determine the collectibility of these receivables, including whether any charge to earnings in the third quarter or future quarters will be required, or whether payments previously made to us will be challenged or unwound in the bankruptcy proceedings.

        In addition, in September 2005, we and Orbitz each filed separate complaints against the other with respect to certain disputes arising under our online agreement with Orbitz. See "Business—Legal Proceedings." Orbitz is one of our largest online travel agency customers and represents approximately 9% of our total transaction volume for the six month period ended June 30, 2005.

The Refinancing Transactions

        On January 25, 2005, we made a tender offer and commenced a related consent solicitation for all of our outstanding 9 5/8% notes, of which $280.0 million in aggregate principal amount were outstanding as of that date. The proceeds of the offering of the old notes were used, in part, to repurchase the 9 5/8% notes from holders that agreed to tender their 9 5/8% notes prior to the closing of the offering of the old notes (provided that over 50% of the aggregate principal amount of the 9 5/8% notes which were not held by us or our affiliates were tendered prior to the closing) and to prepay our sponsor advisory fees and the special dividends on WTI's Class B Common Stock, referred to herein as WTI Class B dividends. The tender offer remained open until February 22, 2005. In connection with the tender offer, we repurchased $279.5 million principal amount of 9 5/8% notes validly tendered pursuant to the tender offer. On February 7, 2005, we announced that approximately 99% of the aggregate principal amount of the 9 5/8% notes were tendered prior to the expiration of the consent solicitation period on February 4, 2005. We received the requisite consents from the holders of the 9 5/8% notes with respect to the consent solicitation and executed a supplemental indenture that eliminated substantially all of the restrictive covenants and certain default provisions in the indenture governing the 9 5/8% notes. The supplemental indenture became operative upon our acceptance for payment of a majority in principal amount of the outstanding 9 5/8% notes tendered. An affiliate of CVC owned approximately $30.0 million of those notes and received the tender offer purchase price for those notes.

        In addition, in connection with the refinancings, we redeemed our outstanding subordinated seller notes which were originally issued to American Airlines in connection with the Acquisition and were held by affiliates of CVC at the time of the closing of the offering of the old notes. On February 16, 2005, we redeemed the subordinated seller notes (as defined hereafter) in exchange for new holding company notes (as defined hereafter) issued by WTI in an aggregate principal amount equal to approximately $43.6 million (approximately the then current face amount of the subordinated seller notes plus accrued and unpaid interest thereon) and a consent fee of approximately $8.6 million. See

"Certain Relationships and Related Transactions" for a more detailed description of the redemption of our subordinated seller notes.

        In connection with the offering of the old notes, we also entered into a senior credit facility, which we refer to as the "senior credit facility," "new senior credit facility" or "new senior credit facilities," and which has a first priority lien on the collateral securing the notes. The new senior credit facility consists of a revolving credit facility in the amount of $40.0 million and a term loan facility in the amount of $450.0 million. See "Description of Other Indebtedness—New Senior Credit Facility." The proceeds of the new senior credit facility have been used to redeem the WTI preferred stock and to repay our term loan under our old senior credit facility, which we refer to as the "old senior credit facility."

        We refer to the tender offer and consent solicitation, the offering of the notes, the refinancing of our old senior credit facility with a new senior credit facility, the redemption of the WTI preferred stock, the redemption of our subordinated seller notes and the prepayment of our sponsor advisory fees and the WTI Class B dividends as the "Refinancing Transactions."

Corporate Structure

        The following chart illustrates our corporate structure.

Equity Investors
Worldspan Technologies Inc.(1)
Issuer of $43.6 million
holding company subordinated
notes
WS
Holdings
LLC(1)
Worldspan, L.P.
Borrower of $490.0 million
senior credit facility
Issuer of $300.0 million new notes
offered hereby in exchange for
old notes
WS Financing Corp.
(Shell subsidiary of Worldspan, L.P.)
Co-Issuer of $300.0 million new
notes offered hereby in exchange
for old notes

(1)
Guarantors of senior credit facility

The Exchange Offer

Notes Offered	$300,000,000 aggregate principal amount of Senior Second Lien Secured Floating Rate Notes Due 2011. The terms of the new notes and the old notes are identical in all material respects, except for transfer restrictions and registration rights relating to the old notes.
The Exchange Offer
We are offering the new notes to you in exchange for a like principal amount of old notes. Old notes may be exchanged only in integral multiples of $1,000. We intend by the issuance of the new notes to satisfy our obligations contained in the registration rights agreement.
Expiration Date; Withdrawal of Tender
The exchange offer will expire at 5:00 p.m., New York City time, on November 28, 2005, or such later date and time to which it may be extended by us. The tender of old notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the exchange offer.
Conditions to the Exchange Offer
Our obligation to accept for exchange, or to issue new notes in exchange for, any old notes is subject to customary conditions relating to compliance with any applicable law or any applicable interpretation by the staff of the Securities and Exchange Commission, the receipt of any applicable governmental approvals and the absence of any actions or proceedings of any governmental agency or court which could materially impair our ability to consummate the exchange offer. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See "The Exchange Offer—Conditions to the Exchange Offer."
Procedures for Tendering Old Notes
If you wish to accept the exchange offer and tender your old notes, you must complete, sign and date the Letter of Transmittal, or a facsimile of the Letter of Transmittal, in accordance with its instructions and the instructions in this prospectus, and mail or otherwise deliver such Letter of Transmittal, or the facsimile, together with the old notes and any other required documentation, to the exchange agent at the address set forth herein. See "The Exchange Offer—Procedures for Tendering Old Notes."
Use of Proceeds	We will not receive any proceeds from the exchange offer.
Exchange Agent	The Bank of New York Trust Company, N.A. is serving as the exchange agent in connection with the exchange offer.
Federal Income Tax Considerations	The exchange of notes pursuant to the exchange offer should not be a taxable event for federal income tax purposes. See "Certain Federal Income Tax Considerations."

Consequences of Exchanging Old Notes Pursuant to the Exchange Offer

        Based on certain interpretive letters issued by the staff of the Securities and Exchange Commission to third parties in unrelated transactions, we are of the view that holders of old notes (other than any holder who is an "affiliate" of our company within the meaning of Rule 405 under the Securities Act) who exchange their old notes for new notes pursuant to the exchange offer generally may offer the new notes for resale, resell such new notes and otherwise transfer the new notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided:

  •
  the new notes are acquired in the ordinary course of the holders' business;

  •
  the holders have no arrangement with any person to participate in a distribution of the new notes; and

  •
  neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes.

        Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution." In addition, to comply with the securities laws of applicable jurisdictions, the new notes may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdiction or in compliance with an available exemption from registration or qualification. We have agreed, under the registration rights agreement and subject to limitations specified in the registration rights agreement, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions as any holder of the notes reasonably requests in writing. If a holder of old notes does not exchange the old notes for new notes according to the terms of the exchange offer, the old notes will continue to be subject to the restrictions on transfer contained in the legend printed on the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holders of old notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the exchange offer. See "The Exchange Offer—Consequences of Failure to Exchange; Resales of New Notes."

        The old notes are currently eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages (PORTAL) market. Following commencement of the exchange offer but prior to its completion, the old notes may continue to be traded in the PORTAL market. Following completion of the exchange offer, the new notes will not be eligible for PORTAL trading.

The New Notes

Issuers	Worldspan, L.P. and WS Financing Corp.
Maturity	February 15, 2011.
Interest	Interest on the new notes will be payable at a rate equal to three-month LIBOR, which will be reset quarterly, plus 6.25%.
Interest will be payable on February 15, May 15, August 15 and November 15 of each year, commencing on May 15, 2005.
Optional redemption
We may redeem some or all of the new notes at any time on or after August 15, 2006 at the redemption prices listed under "Description of the New Notes—Optional Redemption." We may also redeem up to 100% of the new notes with the net cash proceeds of certain equity offerings completed before August 15, 2006 at the prices listed under "Description of the New Notes—Optional Redemption."

In addition, upon the occurrence of a change of control prior to August 15, 2006 we may redeem some or all of the new notes at the price set forth in this prospectus under the heading "Description of the New Notes—Optional Redemption" after the consummation of the change of control offer with respect thereto.
Guarantees	The new notes will be guaranteed on a second priority senior secured basis by each of our current and future domestic subsidiaries that guarantee the new senior credit facility.
Collateral and intercreditor agreement
The new notes will be secured by second-priority liens on the collateral securing our new senior credit facility, other than certain assets of our parent companies (which we refer to collectively as the "collateral"). Our new senior credit facility is secured by a first-priority lien on the collateral. The indenture and the security documents relating to the new notes permit us to incur a significant amount of debt, including obligations secured (including on a first priority basis) by the collateral, subject to compliance with certain conditions. No appraisals of any collateral have been prepared by us or on our behalf in connection with the offering of the notes. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral.

We and the administrative agent under the security documents governing the first-priority liens may release the first-priority liens on the collateral, whereupon the second-priority lien that secures the new notes on such released collateral shall automatically be released without the consent of the holders of the new notes. In addition, the holders of first-priority liens, including lenders under our new senior credit facility will have the sole ability to control remedies (including any sale or liquidation after acceleration of the debt under our new senior credit facility) with respect to the collateral. See "Risk Factors—Risks Relating to the New Notes—The holders of first-priority liens, including lenders under the new senior credit facility, will have the sole right to exercise remedies against the collateral for so long as the debt securing such liens are outstanding and, unless a default or event of default has occurred and is continuing, release the collateral securing the new notes."

You should read "Description of the New Notes—Collateral" for a more complete description of the security granted to the holders of the notes.

Pursuant to the terms of an intercreditor agreement among the trustee under the indenture, the administrative agent under the new senior credit facility, Worldspan, L.P. and the other parties thereto, the rights of the holders of the notes as secured creditors will be significantly limited. See "Risk Factors—Risks Relating to the New Notes."
Rankings	The new notes and the guarantees will be our and our guarantors' senior obligations and will:
	•	rank equally in right of payment with all of our and our guarantors' existing and future senior indebtedness;
	•	rank senior in right of payment to all of our and our guarantors' existing and future subordinated indebtedness; and
•
rank effectively junior to any of our and our guarantors' indebtedness which is either: (i) secured by a lien on the collateral that is senior or prior to the second priority liens securing the new notes, including the new senior credit facility, or (ii) secured by assets that are not part of the collateral securing the new notes, in each case, to the extent of the value of the assets securing such indebtedness.
Covenants
The new notes are issued under an indenture with The Bank of New York Trust Company, N.A., as trustee. The indenture, among other things, limits our ability and the ability of the restricted subsidiaries (as defined in "Description of the New Notes") to:
	•	incur or guarantee additional indebtedness;
	•	pay dividends or make other distributions in respect of our capital stock or make certain other restricted payments or investments;
	•	purchase, redeem or otherwise acquire for value any of our equity interests or the equity interests of our parent entities;
	•	sell assets;
	•	create liens;
	•	enter into agreements that restrict the ability of the restricted subsidiaries to pay dividends or other payments to Worldspan, L.P.;
	•	enter into mergers and consolidation; or
	•	enter into transactions with our affiliates.
These covenants are subject to important exceptions and qualifications, which are described under "Description of the New Notes."

        For a discussion of certain risks that should be considered in connection with an investment in the new notes, we urge you to consider carefully the factors set forth under "Risk Factors" beginning immediately after this "Summary."

Summary Historical and Pro Forma Financial Information

        The following table sets forth our summary historical and unaudited pro forma consolidated financial data for the periods ended and the dates indicated. We have derived the summary historical consolidated financial data as of December 31, 2002, 2003 and 2004 and for the fiscal years ended December 31, 2002 and 2004, and for the six months ended June 30, 2003 and December 31, 2003 from our audited financial statements and related notes included elsewhere in this prospectus. We have derived the summary historical consolidated financial data as of June 30, 2003 from our unaudited financial statements and related notes, which are not included in this prospectus. We have derived the summary historical consolidated financial data as of June 30, 2004 and 2005 and for the six months ended June 30, 2004 and 2005 from our unaudited financial statements and related notes included elsewhere in this prospectus. The unaudited pro forma consolidated financial data give effect to the Refinancing Transactions and assumptions described in "Unaudited Pro Forma Condensed Consolidated Financial Statements" and the accompanying notes as if each had occurred at the beginning of the period indicated below. The summary historical and unaudited pro forma consolidated financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Unaudited Pro Forma Condensed Consolidated Financial Statements" and the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

        We were acquired on June 30, 2003 in a business combination accounted for under the purchase method of accounting. Accordingly, the financial data set forth below includes a predecessor basis and a successor basis. As a result of the Acquisition, our assets and liabilities were adjusted to their estimated fair values. In addition, our statements of operations for the successor basis include interest expense resulting from indebtedness incurred to finance the Acquisition and amortization of intangible assets related to the Acquisition. Therefore, our successor basis financial data generally is not comparable to our predecessor basis financial data.

	Predecessor Basis		Successor Basis				Pro Forma
	Year Ended December 31,	Six Months Ended June 30,	Six Months Ended December 31,	Six Months Ended June 30,	Year Ended December 31,	Six Months Ended June 30,	Six Months Ended June 30,
	2002	2003	2003	2004	2004	2005	2005
	(Dollars and transactions in thousands)			(unaudited)		(unaudited)	(unaudited)
Statement of Operations Data:
Revenues:
Electronic travel distribution	$807,095	$414,933	$396,488	$465,026	$876,552	$469,439	$469,439
Information technology services	107,774	52,539	32,974	32,309	67,666	36,774	36,774

Total revenues	914,869	467,472	429,462	497,335	944,218	506,213	506,213
Total operating expenses	802,902	417,969	421,612	438,831	855,761	435,622	435,247
Operating income	111,967	49,503	7,850	58,504	88,457	70,591	70,966
Interest income (expense), net	(3,396)	(2,355)	(20,596)	(20,654)	(40,113)	(27,902)	(31,579)
Loss on extinguishment of debt	—	—	—	—	—	(55,597)	—
Net income (loss)	$104,819	$28,414	$(14,700)	$37,666	$41,863	$(15,585)	$36,710
Balance Sheet Data (at End of Period):
Cash and cash equivalents	$132,101	$43,931	$43,746	$73,458	$100,474	$44,951	$44,951
Working capital (deficit)(1)	62,831	(20,542)	(17,729)	347	21,401	1,893	1,893
Property and equipment	115,610	110,711	120,510	130,116	118,218	104,477	104,477
Total assets	454,866	385,801	1,119,495	1,151,311	1,112,286	1,037,325	1,037,325
Total debt(2)	93,556	96,807	464,138	436,099	410,935	779,814	779,814
Partners' capital (deficit)	135,602	54,226	416,552	452,155	451,399	7,525	7,525
Other Data:
Total transactions using the Worldspan system:(3)
Online	75,896	45,058	45,201	51,836	101,451	57,025	57,025
Traditional	116,370	54,064	48,397	55,616	101,000	52,750	52,750

Total transactions	192,266	99,122	93,598	107,452	202,451	109,775	109,775
Depreciation and amortization	$79,215	$32,322	$52,955	$51,084	$101,878	$51,187	$51,187
Capital expenditures(4)	56,484	22,840	29,490	29,290	38,617	7,003	7,003
Distributions	100,000	110,000		—	—	—	—
Ratio of earnings to fixed charges(5)	12.6x	7.4x	0.4x	2.7x	2.0x	0.6x	2.2x

(1)
Working capital is calculated as current assets (including cash and cash equivalents) minus current liabilities.

(2)
Includes 9 5/8% notes, old notes, term loan and assets acquired under capital leases.

(3)
We designate each travel agency for which we process transactions as traditional or online based on management's belief as to whether a travel agency is traditional or online. The historical transaction data set forth above reflects the designations which were in effect for each period presented. We evaluate the classification of our travel agencies on a monthly basis and reclassify them as appropriate. Upon a reclassification of a travel agency, all transactions for such travel agency are correspondingly reclassified for all historical and subsequent periods. Accordingly, to the extent we change a designation for a travel agency, the transactions for such travel agency may be reflected in different categories at different times. Based on a recent evaluation of the classifications, we generated total online transactions of 74,939 for the year ended December 31, 2002, 44,248, 44,601 and 51,836 for the six months ended June 30, 2003, December 31, 2003 and June 30, 2004, respectively, and 101,451 for the year ended December 31, 2004.

(4)
The following table summarizes capital expenditures for the periods indicated:

	Predecessor Basis		Successor Basis
	Year Ended December 31,	Six Months Ended June 30,	Six Months Ended December 31,	Six Months Ended June 30,	Year Ended December 31,	Six Months Ended June 30,
	2002	2003	2003	2004	2004	2005
	(Dollars in thousands)			(unaudited)		(unaudited)
Purchase of property and equipment	$12,375	$4,236	$15,961	$7,359	$13,758	$6,601
Assets acquired under capital leases	41,053	17,237	12,134	21,187	23,994	383
Capitalized software for internal use	3,056	1,367	1,395	744	865	19

Total capital expenditures	$56,484	$22,840	$29,490	$29,290	$38,617	$7,003

(5)
The ratio of earnings to fixed charges is computed by dividing earnings to fixed charges. For this, purpose, "earnings" include income before taxes, income or loss from equity investees and fixed charges. "Fixed charges" include interest costs and such portion of rental expense as can be demonstrated to be representative of the interest factor. For the six months ended December 31, 2003, and June 30, 2005 and the pro forma twelve months ended December 31, 2004, there was a deficiency of $13,989, $13,128 and $18,436, respectively.

RISK FACTORS

        You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before deciding whether to exchange your old notes in the exchange offer. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In such case, you may lose all or part of your original investment.

Risks Relating to the Notes

Substantial Leverage—Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

        We have a significant amount of indebtedness. As of June 30, 2005, we had total indebtedness of $779.8 million (of which $300.00 million consisted of our old notes, $0.5 million consisted of our remaining 9 5/8% notes, $415.0 million consisted of senior debt under our new senior credit facility, and the balance consisted of obligations under capital leases). On December 31, 2004, we had total indebtedness of $410.9 million (of which $280.0 million consisted of the 9 5/8% notes and the balance consisted of senior debt under our old senior credit facility and obligations under capital leases and long-term software arrangements). Our ratio of earnings to fixed charges was 0.4x, 2.0x and 0.6x for the six months ended December 31, 2003, year ended December 31, 2004 and six months ended June 30, 2005, respectively.

        Our substantial indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the notes;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  limit our ability to borrow additional funds.

        In addition, the indenture governing the notes, and our new senior credit facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

Additional Borrowings Available—Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes do not fully prohibit us or our subsidiaries from doing so. Our new senior credit facility permits additional borrowings of up to $40.0 million. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify. See "Description of Other Indebtedness—New Senior Credit Facility."

Restrictions on Indebtedness—Restrictions on our debt instruments may limit our ability to make payments on the notes or operate our business.

        Our new senior credit facility and the indenture governing the notes contain covenants that limit the discretion of our management with respect to certain business matters. These covenants significantly restrict our ability to (among other things):

  •
  incur additional indebtedness;

  •
  create liens or other encumbrances;

  •
  pay dividends or make certain other payments, investments, loans and guarantees; and

  •
  sell or otherwise dispose of assets and merge or consolidate with another entity.

        In addition, our new senior credit facility requires us to meet certain financial ratios and financial condition tests. You should read the discussions under the headings "Description of Other Indebtedness—New Senior Credit Facility" and "Description of the New Notes—Certain Covenants" for further information about these covenants. Events beyond our control can affect our ability to meet these financial ratios and financial condition tests. Our failure to comply with these obligations could cause an event of default under our new senior credit facility. If an event of default occurs under our new senior credit facility, our lenders could elect to declare all amounts outstanding and accrued and unpaid interest under our new senior credit facility to be immediately due, and the lenders thereafter could foreclose upon the assets securing our new senior credit facility. In that event, we cannot assure you that we would have sufficient assets to repay all of our obligations, including the notes and the related guarantees. We may incur other indebtedness in the future that may contain financial or other covenants more restrictive than those applicable to our new senior credit facility or the indenture governing the notes.

Ability to Service Debt—To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash, and borrowings available under our new senior credit facility will be adequate to meet our future liquidity needs for the foreseeable future.

        We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our new senior credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our new senior credit facility, any outstanding 9 5/8% notes and the notes, on commercially reasonable terms or at all.

Not All Subsidiaries are Guarantors—Your right to receive payments on the new notes could be adversely affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidate or reorganize.

        None of our foreign subsidiaries have guaranteed the notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

        As of June 30, 2005, our non-guarantor subsidiaries had approximately $42.2 million of trade accounts payable and other accrued expenses. Our non-guarantor subsidiaries generated approximately 14.9% of our consolidated revenues in the six months ended June 30, 2005 and held approximately 3.9% of our consolidated assets as of June 30, 2005. See footnote 16 to our consolidated financial statements included at the back of this prospectus.

Financing Change of Control Offer—We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

        Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the notes or that restrictions in our senior credit facility or the indenture governing the notes will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "Change of control" under the indenture. See "Description of the New Notes—Repurchase at the Option of Holders."

Second Priority Lien on Collateral—If there is a default, proceeds from sales of the collateral will be applied first to satisfy amounts owed under our first-priority debt, including our new senior credit facility, and the value of the collateral may not be sufficient to repay the holders of the notes.

        We have secured our obligations under the notes and related guarantees by a second-priority lien on certain assets that are also pledged on a first-priority basis to the lenders under our senior credit facility. As a result, upon any foreclosure on the collateral, proceeds will be applied first to repay amounts owed under our first-priority debt, including our new senior credit facility, and only then to satisfy amounts owed to holders of the notes. The value of the notes in the event of a liquidation will depend on market and economic conditions, the availability of buyers and similar factors. You should not rely upon the book value of the assets underlying the collateral as a measure of realizable value for such assets. By its nature, some or all the collateral may be illiquid and may have not readily ascertainable market value. Likewise, there is no assurance that the assets underlying the collateral will be saleable or, if saleable, that there will not be substantial delays in its liquidation. Accordingly, there can be no assurance that the proceeds of any sale of the collateral following any acceleration of the maturity of the notes would be sufficient to satisfy, or would not be substantially less than, amounts due on the notes after satisfying the obligations secured by the first-priority liens.

        If the proceeds of any sale of the assets underlying the collateral are insufficient to repay all amounts due on the notes, the holders of the notes (to the extent the notes are not repaid from the proceeds of the sale of the collateral) would have only an unsecured claim against our remaining assets, which claim will rank equal in priority to the unsecured claims of any unsatisfied portion of the obligations secured by the first-priority liens and our other unsecured senior indebtedness.

Notes Effectively Subordinated to Other Debt—The second priority notes and the related guarantees are effectively subordinated to other debt.

        The notes effectively rank junior to all amounts owed under our new senior credit facility, to the extent of the value of the collateral, as the new senior credit facility lenders have a first-priority lien on the collateral pledged for the benefit of the notes. In addition, the new senior credit facility is secured by liens on certain other collateral not pledged for the benefit of the holders of the notes, including a pledge of the stock of our subsidiaries. As a result, the lenders under the new senior credit facility will be paid in full from the proceeds of the collateral pledged to them before holders of notes are paid from any remaining proceeds from the second lien collateral. In addition, subject to the restrictions contained in the indenture governing the notes, we may incur additional debt that is secured by first-priority liens on the collateral or by liens on assets that are not pledged to the holders of notes, all or which would effectively rank senior to the notes to the extent of the value of the assets securing such debt. Following the consummation of the Refinancing Transactions, the old notes and the related guarantees ranked, and the new notes will rank, junior to $450.0 million of secured indebtedness secured on a first-priority basis by the collateral, with an additional $40.0 million available to be borrowed which would be secured indebtedness.

Additional Indebtedness—We may incur additional indebtedness ranking equally with the notes or the related guarantees.

        The indenture governing the notes permits us to issue additional debt secured on an equal and ratable basis with the notes. If we incur any additional debt that is secured on an equal and ratable basis with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any foreclosure upon the collateral or an insolvency, liquidation, reorganization, dissolution or other winding-up of Worldspan. This may have the effect of reducing the amount of proceeds paid to you.

Intercreditor Agreement—The holders of first-priority liens, including lenders under the new senior credit facilities, will have the sole right to exercise remedies against the collateral for so long as the debt secured by such liens is outstanding and, unless a default or event of default has occurred and is continuing, release the collateral securing the notes.

        The intercreditor agreement provides that holders of first-priority liens, including the lenders under the new senior credit facilities, have the exclusive right to manage, perform and enforce the terms of the security documents relating to the collateral, and to exercise and enforce all privileges, rights and remedies thereunder, including to take or retake control or possession of the collateral and to hold or dispose of the collateral. Under the terms of the intercreditor agreement, if those lenders release all or any portion of the collateral securing the new senior credit facilities for any reason whatsoever, including, without limitation, in connection with any repayment of those facilities or any sale of assets, the collateral so released will no longer secure our and the guarantors' obligations under the notes if at the time of such release no default or event of default has occurred and is continuing with respect to the notes. If an event of default has occurred, the lenders under the new senior credit facilities and other future first lien credit facilities may release collateral in connection with the foreclosure, sale or other disposition of such collateral to satisfy obligations under such credit facilities. Any collateral released would cease to act as security for the notes and the guarantees of the notes, as well as our and the guarantors' obligations under the new senior credit facilities and any other indebtedness which is secured by such collateral. The liens on securities of our subsidiaries will be released if the liens thereon would trigger reporting obligations under Rule 3-16 of Regulation S-X as described under "—Pledge of Capital Stock—The capital stock securing the notes will automatically be released from the second-priority lien and no longer be deemed to be collateral to the extent the pledge of the capital stock would require the filing of separate financial statements for any of our subsidiaries with the SEC." In addition, because the lenders under the new senior credit facilities control the disposition of the collateral securing the new senior credit facilities and the notes, the lenders could decide not to proceed against the collateral, regardless of whether or not there is a default under the new senior credit facilities. In such event, the only remedy available to the holders of the notes would be to sue for payment on the notes and the note guarantees. By virtue of the direction of the administration of the pledges and security interests and the release of collateral, actions may be taken under the collateral documents that may be adverse to you.

Pledge of Capital Stock—The capital stock securing the notes will automatically be released from the second-priority lien and no longer be deemed to be collateral to the extent the pledge of the capital stock would require the filing of separate financial statements for any of our subsidiaries with the SEC.

        The indenture governing the notes and the security documents provides that, to the extent that any rule is adopted, amended or interpreted which would require the filing with the SEC (or any other governmental agency) of separate financial statements of any of our subsidiaries due to the fact that the subsidiary's capital stock or other securities secure the notes, then such capital stock or other securities will automatically be deemed not to be part of the collateral securing the notes to the extent necessary to render such subsidiary not subject to such requirement. In such event, the security documents will be amended without the consent of any holder of notes, to the extent necessary to release the second-priority liens on such capital stock or securities. As a result, holders of the notes could lose all or a portion of their security interest in the capital stock or other securities if any such rule comes into effect.

Difficulty of Realizing Value of the Collateral—It may be difficult to realize the value of the collateral securing the notes.

        The collateral agent's ability to foreclose on the collateral on your behalf may be subject to perfection and the consent of third parties. The collateral agent's ability to foreclose may also be subject to priority issues and practical problems associated with the realization of the collateral agent's security interest in the collateral. We cannot assure you that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. Accordingly, the collateral agent may not have the ability to foreclose upon those assets and the value of the collateral may significantly decrease.

        No appraisals of any collateral have been prepared in connection with the offering of the notes. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. By their nature some or all of the pledged assets may be illiquid and may have no readily ascertainable market value. We cannot assure you that the fair market value of the collateral as of the date of this prospectus exceeds the principal amount of the debt secured therby. Furthermore, there is a possibility that the security interests with respect to certain collateral may not be timely perfected by the closure of this exchange offer. This could impair the collateral trustee's ability to foreclose on certain collateral on your behalf. The value of the assets pledged as collateral for the notes could be impaired in the future as a result of changing economic conditions, our failure to implement our business strategy, competition and other future trends.

Restrictive Provisions in the Indenture and the Intercreditor Agreement—The priority and voting provisions set forth in the indenture and the intercreditor agreement substantially limit the rights of the holders of the notes with respect to the collateral securing the notes.

        The rights of the holders of the notes with respect to the collateral securing the notes will be substantially limited pursuant to the terms of the priority and voting provisions set forth in the intercreditor agreement. Under those provisions, at any time that obligations that have the benefit of the first-priority liens are outstanding, any actions that may be taken in respect of the collateral, including the ability to cause the commencement of enforcement proceedings against the collateral and to control the conduct of such proceedings, and the approval of amendments to, releases of collateral from the lien of, and waivers of past defaults under, the security documents, will be at the direction of the holders of the obligations secured by the first-priority liens. The trustee, on behalf of the holders of the notes, will not have the ability to control or direct such actions, even if the rights of the holders of the notes are adversely affected. Our creditors with first-priority liens may have interests that are different from the interests of the holders of the notes.

Failure to Perfect Security Interests—Your interest in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

        The security interest in the collateral securing the notes includes substantially all tangible and intangible assets of us and our subsidiaries, a pledge of certain stock and other equity interests and the proceeds of the foregoing, whether now owned or acquired or arising in the future. Applicable law requires that certain property and rights acquired after the grant of a general security interest can be perfected only at the time such property and rights are acquired and identified. We cannot assure you that the collateral agent under our new senior credit facility will monitor, or that we will timely inform the collateral agent of, any future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the notes against third parties.

Limitations in Bankruptcy—Bankruptcy laws may limit your ability to realize value from the collateral.

        The right of the collateral agent to repossess and dispose of the collateral upon the occurrence of an event of default under the indenture governing the notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against us before the collateral agent repossessed and disposed of the collateral. Upon the commencement of a case for relief under Title 11 of the United States Code, a secured creditor such as the collateral agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the bankruptcy code permits the debtor to continue to retain and use collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral as of the commencement of the bankruptcy case and may include cash payments or the granting of additional security if and at such times as the bankruptcy court in its discretion determines that the value of the secured creditor's interest in the collateral is declining during the pendency of the bankruptcy case. A bankruptcy court may determine that a secured creditor may not require compensation for a diminution in the value of its collateral if the value of the collateral exceeds the debt it secures.

        In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary power of a bankruptcy court, it is impossible to predict:

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  how long payments under the notes could be delayed following commencement of a bankruptcy case;

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  whether or when the collateral agent could repossess or dispose of the collateral;

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  the value of the collateral at the time of the bankruptcy petition; or

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  whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of "adequate protection."

        In addition, the indenture provides that, in the event of a bankruptcy, the trustee and the collateral agent may not object to a number of important matters following the filing of a bankruptcy petition so long as any first-priority lien debt is outstanding. After such a filing, the value of your collateral could materially deteriorate and you would be unable to raise an objection. The right of the holders of obligations secured by first-priority liens on the collateral to foreclose upon and sell the collateral upon the occurrence of an event of default also would be subject to limitations under applicable bankruptcy laws if we or any of our subsidiaries become subject to a bankruptcy proceeding.

        Any disposition of the collateral during a bankruptcy case would also require permission from the bankruptcy court. Furthermore, in the event a bankruptcy court determines the value of the collateral is not sufficient to repay all amounts due on first-priority lien debt and, thereafter, the notes, the holders of the notes would hold a secured claim to the extent of the value of the collateral to which the holders of the notes are entitled and unsecured claims with respect to such shortfall. The bankruptcy code only permits the payment and accrual of post-petition interest, costs and attorney's fees to a secured creditor during a debtor's bankruptcy case to the extent the value of its collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the collateral.

Future Pledges—Any future pledge of collateral might be avoidable in bankruptcy.

        Any future pledge of collateral in favor of the collateral agent, including pursuant to security documents delivered after the date of the indenture, might be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

Fraudulent Conveyance Matters—Federal and state statutes allow courts, under specific circumstances, to void debts, including guarantees, and require note holders to return payments received from us or the guarantors.

        Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, obligations under a note or a guarantee could be voided, or claims in respect of a note or a guarantee could be subordinated to all other debts of the debtor or guarantor if, among other things, the debtor or the guarantor, at the time it incurred the indebtedness evidenced by its note or guarantee:

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  received less than reasonably equivalent value or fair consideration for the incurrence of such debt or guarantee; and

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  one of the following applies:

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  it was insolvent or rendered insolvent by reason of such incurrence;

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  it was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

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  it intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

        In addition, any payment by that debtor or guarantor pursuant to its note or guarantee could be voided and required to be returned to the debtor or guarantor, as the case may be, or to a fund for the benefit of the creditors of the debtor or guarantor.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a debtor or guarantor would be considered insolvent if:

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  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

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  if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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  it could not pay its debts as they become due.

        On the basis of historical financial information, recent operating history and other factors, we believe that the debtor and each guarantor, after giving effect to its note or guarantee of the notes, as the case may be, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

Trading Market for New Notes—There is no public trading market for the new notes and an active trading market may not develop for the new notes.

        The old notes are currently eligible for trading in the PORTAL Market, a screen-based market operated by the National Association of Securities Dealers. The PORTAL Market is limited to qualified institutional buyers as defined by Rule 144A of the Securities Act. The new notes are new securities for which there is no established trading market. We do not intend to apply for listing or quotation of the notes on any securities exchange or stock market. J.P. Morgan Securities Inc., UBS Securities LLC, Lehman Brothers Inc., Deutsche Bank Securities Inc. and Goldman, Sachs & Co. acted as initial purchasers in connection with the offer and sale of the old notes. The initial purchasers have informed us that they intend to make a market in the new notes. However, the initial purchasers are not obligated to do so and they may cease their market-making at any time. In addition, the liquidity of the trading market in the new notes, and the market price quoted for the new notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the new notes.

Consequence of Failure to Tender—Failure to tender your old notes for new notes could limit your ability to resell the old notes.

        The old notes were not registered under the Securities Act or under the securities laws of any state and may not be resold, offered for resale or otherwise transferred unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your old notes for new notes under the exchange offer, you will not be able to resell, offer to resell or otherwise transfer the old notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. In addition, we will no longer be under an obligation to register the old notes under the Securities Act except in the limited circumstances provided under the registration rights agreement. In addition, if you want to exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities, and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Trading Market for Old Notes—The issuance of the new notes may adversely affect the market for the old notes.

        To the extent that old notes are tendered for exchange and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted old notes could be adversely affected.

Risks Relating to Our Company

Dependence on the Travel Industry in General and the Airline Industry in Particular—Our revenues are highly dependent on the travel industry, and particularly on the airlines, and a substantial decrease in travel bookings could adversely affect our electronic travel distribution revenues.

        Substantially all of our revenues are derived from airlines, hotel operators, car rental companies and other suppliers in the travel industry. Our revenues increase and decrease with the level of travel activity and are therefore highly subject to declines in or disruptions to travel. In particular, because a significant portion of our revenues are derived from transaction fees generated by airline bookings and airline outsourcing services, our revenues and earnings are especially sensitive to events that affect airline travel, the airlines that participate in our GDS and the airlines that obtain travel information technology services from us. Our business could also be adversely affected by a reduction in bookings on the airlines that participate in our GDS as a result of those airlines losing business for other reasons, including losing market share to other airlines, such as low-cost carriers, that do not participate in our GDS. In addition, travel expenditures are seasonal and are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns, which could also reduce our revenues and profits.

        The downturn in the commercial airline market, together with the terrorist attacks of September 11, 2001, the global economic downturn, SARS, the war and continuing conflict in Iraq and rising fuel costs, have adversely affected the financial condition of many commercial airlines and other travel suppliers. Several major airlines are experiencing liquidity problems, some have sought bankruptcy protection and still others may consider bankruptcy relief. In September 2005, Delta and Northwest, both significant suppliers of ours, entered bankruptcy protection. These bankruptcy filings are in their preliminary stages and we cannot currently predict the implications of these bankruptcy filings to us. At the present time we continue to operate under various commercial agreements with these two airlines. Delta and Northwest represented 18% and 10% of our revenues, respectively for the six month period ended June 30, 2005. As of June 30, 2005, under our two principal commercial agreements with these two airlines, we had billed accounts receivable from Delta and Northwest in the amount of $35.9 million. To date, we have received payment for 99% of the amount then outstanding. Therefore, we do not believe that any adjustment is necessary to the amounts recorded in our financial statements as of and for the period ended June 30, 2005.

        At the time of their bankruptcy filings, under our two principal commercial agreements with these two airlines we had billed and unbilled accounts receivable from Delta and Northwest in the amount of $22.8 million and $20.6 million, respectively. Since the time of these bankruptcy filings, we have received payments under these agreements, collectively, of $11.4 million, such that our pre-petition accounts receivable due from Delta and Northwest is presently $32.0 million. These receivables are related to services provided in the third quarter of 2005. We are currently analyzing whether any adjustment to our results for the third quarter of 2005 is necessary as a result of these bankruptcy filings. Given the early stage of the bankruptcy filings, it is possible that additional facts could become known that, along with the review currently underway in connection with our third quarter Form 10-Q filing, could affect our assessment of the collectibility of any outstanding accounts receivable from Delta and Northwest. This analysis will be completed in connection with the filing of our Form 10-Q for the third quarter. At the present time we are not yet in a position to ultimately determine the collectibility of these receivables, including whether any charge to earnings in the third quarter or future quarters will be required, or whether payments previously made to us will be challenged or unwound in the bankruptcy proceedings.

        A substantial portion of our revenues are derived from transaction fees received directly from airlines and from the sale of products and services directly to airlines. If an airline declared bankruptcy, we may be unable to collect our outstanding accounts receivable from the airline. In addition, the bankruptcy of the airline might result in reduced transaction fees and other revenues from the airline or a rejection by the airline of some or all of our agreements with it, all of which could have a material adverse effect on our business, financial condition and results of operations. At the present time, Delta or Northwest have not informed us of their intention to accept or reject our distribution services contracts. Additionally, Delta and Northwest are both parties to our founder airline services agreements or "FASAs." The FASAs are agreements whereby, among other obligations, we supply information technology services to Delta and Northwest. We also have not yet been informed whether these agreements will be assumed or rejected in the respective bankruptcy proceedings. The bankruptcies of Delta and Northwest may result in reduced transaction fees and other reduced revenues to us. A rejection by either or both airlines in bankruptcy of some or all of our agreements with them could have a material adverse effect on our business, financial condition and results of operations.

Susceptibility to Terrorism and War—Acts of terrorism and war could have an adverse effect on the travel industry, which in turn could adversely affect our electronic travel distribution revenues.

        Travel is sensitive to safety and security concerns, and thus declines after occurrences of, and fears of future incidents of, terrorism and hostilities that affect the safety, security and confidence of travelers. For example, the start of the war in Iraq in March 2003 and the continuing conflict there and the terrorist attacks of September 11, 2001, which included attacks on the World Trade Center and the Pentagon using hijacked commercial aircraft, resulted in the cancellation of a significant number of flights and travel bookings and a decrease in new travel bookings. Future revenues may be reduced by similar and/or other acts of terrorism or war. The effects of these events could include, among other things, a protracted decrease in demand for air travel due to fears regarding additional acts of terrorism, military and governmental responses to acts of terrorism and a perceived inconvenience in traveling by air and increased costs and reduced operations by airlines due, in part, to new safety and security directives adopted by the Federal Aviation Administration or other governmental agencies. As an example, escalation of the U.S. Government's terrorist security alert level to code orange or higher may adversely impact demand for air travel. These effects, depending on their scope and duration, which we cannot predict, could significantly impact our business, financial condition and results of operations.

Competition—We operate in highly competitive markets, and we may not be able to compete effectively.

        In our electronic travel distribution segment, we compete primarily against other large and well-established GDSs, including those operated by Amadeus, Galileo and Sabre, each of which may have greater financial, technical and other resources than we have. These greater resources may allow our competitors to better finance more strategic transactions and more research and development than us and it could allow them to offer more or better products and services for less than we can. Competition among GDSs to attract and retain travel agencies is intense. In competitive markets, we and other GDSs offer discounts, incentive payments and other inducements to travel agencies if productivity or transaction volume growth targets are achieved. In order to compete effectively, we may need to increase inducements, increase spending on marketing or product development, make significant investments to purchase strategic assets or take other costly actions. Although expansion of the use of these inducements could adversely affect our profitability, our failure to continue to provide inducements could result in the loss of some travel agency customers. If we were to lose a significant portion of our current base of travel agencies to a competing GDS or if we were forced to increase the amounts of these inducements significantly, our electronic travel distribution revenues, inducement expense and financial condition could be materially adversely affected. In addition, we face competition in the travel agency market from travel suppliers and new types of travel distribution companies that seek to bypass GDSs and distribute directly to travel agencies or consumers.

        In our information technology services segment, there are several organizations offering internal reservation system and related technology services to the airlines, with our main competitors being Amadeus, EDS, Navitaire, Sabre and Unisys/SITA. This segment is highly competitive and the competitors are highly aggressive. If we cannot compete effectively to keep and grow this segment of business, we risk losing customers and economies of scale which could have a negative impact on our information technology services revenues.

        Factors affecting the competitive success of GDSs include the timeliness, reliability and scope of the information offered, the reliability and ease of use of the GDS, the fees charged and inducements paid to travel agencies, the transaction fees charged to travel suppliers and the range of products and services available to travel suppliers and travel agencies. We believe that we compete effectively with respect to each of these factors. In addition, deregulation of the GDS industry in the U.S. will likely increase competition between the GDSs. Increased competition could require us to increase spending on marketing or product development, decrease our transaction fees and other revenues, increase inducement payments or take other actions that could have a material adverse effect on our business, financial condition and results of operations.

Travel Supplier Cost Savings—Travel supplier cost savings efforts may shift business away from us or cause us to reduce the fees we charge to suppliers or increase the inducements we offer to travel agencies, thereby adversely affecting our electronic travel distribution revenues and inducement expense.

        Travel suppliers, particularly airlines, are aggressively seeking ways to reduce distribution costs and, through the use of the Internet and otherwise, are seeking to decrease their reliance on global distribution systems including us. Travel suppliers have increasingly been providing direct access to their inventory through their own websites through travel agencies and through travel supplier joint ventures, which potentially bypass GDSs. See "—Competition—We operate in highly competitive markets, and we may not be able to compete effectively." Some of these travel suppliers offer lower prices when their products and services are purchased directly from these supplier-related distribution channels. These lower prices are not always available to us. Some of these travel suppliers are also not providing their lowest fares to GDSs unless the GDS provides them with lower transaction fees. These practices may have the effect of diverting customers away from us to other distribution channels, including websites, or of forcing us to reduce our transaction fees, which could have a material adverse effect on our electronic travel distribution revenues, inducement expense and financial condition. Moreover, consolidation among travel suppliers, including airline mergers and alliances, may increase competition from these supplier-related distribution channels. In addition, some travel suppliers have reduced or eliminated commissions paid to both traditional and online travel agencies. The reduction or loss of commissions may cause travel agencies to become more dependent on other sources of revenues, such as traveler-paid service fees and GDS-paid inducements. We may have to increase inducement payments or incur other expenses in order to compete for travel agency business.

Fare Content Agreements—Our efforts to obtain more comprehensive content through airline fare content agreements may cause downward pressure on pricing and adversely affect our electronic travel distribution revenues.

        Some airlines have differentiated the fare content that they provide to us and to our GDS competitors. Some fare content has been provided to GDSs at no additional charge under standard participation agreements, and other content, such as web fares, has been withheld unless the GDS agrees to provide discounts, payments or other benefits to the airline. We have entered into fare content agreements with American Airlines, Continental Airlines, Delta, Northwest, United Air Lines and US Airways. Generally, in these agreements, the airlines commit (subject to the exceptions contained in the agreements) to provide traditional and online travel agencies covered by the agreements in the territories covered by the agreements with substantially the same fare content (including web fares) it provides to the travel agencies of other GDSs in exchange for payments from us and/or discounts to transaction fees to each airline and subject to us keeping steady the average transaction fees paid by each airline for travel agency bookings in the territories covered by the agreements. Further, we have executed a three-year fare content agreement with British Airways to provide access to virtually all of their published fares (including web fares) to some of our U.K. travel agencies. We believe that obtaining similar fare content from other major airline travel suppliers is important to our ability to compete, since other GDSs have also entered into fare content agreements with various airlines. Consequently, we are pursuing agreements similar to these fare content agreements with some other major airlines. We expect that our fare content agreements will require us to make, in the aggregate, significant payments or other concessions to the participating airlines which could have a material adverse effect on our business, financial condition and results of operations in the future, including during the next three-year period. In addition, our fare content agreements are subject to several conditions, exceptions, term limitations and termination rights. There is no guarantee that the participating airlines will continue to provide their fare content to us to the same extent as they do at the current time. The loss or substantial reduction in the amount of fare content received from the participating airlines could negatively affect our electronic travel distribution revenues and financial condition. At the present time we cannot predict how the Delta and Northwest bankruptcies may affect these agreements. The rejection of these agreements in bankruptcy by either or both airlines could have a material adverse effect on our business, financial condition and results of operations.

Dependence on a Small Number of Airlines—We depend on a relatively small number of airlines for a significant portion of our revenues and the loss of any of our major airline relationships would harm our revenues.

        We depend on a relatively small number of airlines for a significant portion of our revenues. Our five and ten largest airline relationships represented an aggregate of approximately 50% and 63%, respectively, of our total revenues for the twelve months ended June 30, 2005. In 2004, our five largest airline relationships represented an aggregate of approximately 51% of revenues, down from 54% in 2003, while our ten largest airline relationships represented an aggregate of approximately 64% of our total 2004 revenues, down from 66% in 2003. Our five largest airline relationships by total revenue in 2004 were with Delta, Northwest, United Air Lines, American Airlines and US Airways, representing 18%, 11%, 10%, 9% and 5% of our total 2004 revenues, respectively. In 2003, these carriers accounted for 19%, 12%, 9%, 8% and 5%, respectively. We expect to continue to depend upon a relatively small number of airlines for a significant portion of our revenues. In addition, although we expect to continue our relationships with these airlines, our airline contracts can be terminated on short notice. Because our major airline relationships represent such a large part of our business, the loss of any of our major airline relationships, or a reduction in the size of a relationship, including due to the bankruptcy of an airline, could have a material negative impact on our revenues and financial condition. The recent bankruptcies of Delta and Northwest, each a significant supplier of ours, could have a material adverse effect on our business, financial condition and results of operations.

Dependence on a Small Number of Online Travel Agencies—We are highly dependent on a small number of large online travel agencies, and the success of our business depends on continuing these relationships and the continued growth of online travel commerce.

        For the twelve months ended June 30, 2005, Expedia, Hotwire, Orbitz and Priceline represented approximately 50% of our total transactions, with Expedia representing approximately 31% of our total transactions and Orbitz representing over 9% of our total transactions. If we were to lose and not replace the transactions generated by any of our material online travel agencies, our electronic travel distribution revenues and financial condition would be materially adversely impacted. In addition, if other online travel agencies become more successful or new online travel agencies emerge and we lose online transaction volumes as a result, our electronic travel distribution revenues and financial condition (including the carrying value of certain intangibles) could be materially adversely impacted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Uncertainty in Transaction Volumes from Online Travel Agencies."

        While we have long-term contracts with Expedia, Orbitz and Priceline, these agencies have a variety of termination rights and other rights to reduce their business with us. Hotwire has the right to terminate its contract with us for any reason on 90 days advance notice. Expedia has the right to renegotiate the inducements payable to it by us every three years, and it can terminate its contract with us if we cannot reach an agreement on inducements. Expedia announced in May 2004 that it intends to diversify its GDS relationships beyond using a single provider to process substantially all of its GDS transactions and that it intends to move a portion of its transactions to another GDS provider. Expedia has not specified the volumes or percentages of volumes it intends to process through this other GDS. To date, the anticipated movement of Expedia's transactions has not occurred and, at this time, we cannot forecast the timing or magnitude of any such movement on our financial position or results of operations. In October 2005, Expedia notified us of its intention to move some portion but not all of its European transactions to another GDS provider in 2006. At present, Expedia's European bookings represent approximately 3% of our total transaction volume for the six month period ended June 30, 2005. If Expedia were to move a material portion of its transactions to other GDS providers, our business would be negatively and materially impacted. Further, Cendant Corporation recently acquired Orbitz. Cendant's Travel Distribution Services Division includes Galileo, which is a competitor of ours. Orbitz is one of our largest online travel agency customers. Our contract with Orbitz extends into 2011 subject to standard termination rights held by Orbitz including for-cause termination rights. In addition, in September 2005, we and Orbitz each filed separate complaints against the other with respect to certain disputes arising under our online agreement with Orbitz. See "Business—Legal Proceedings." Although we currently continue to operate under all of these online agreements, we cannot assure you that any travel agency will not attempt to terminate its agreement with us or otherwise move business to another GDS in the future. Any such termination or a significant reduction in transaction volumes would have a material adverse effect on our electronic travel distribution revenues and financial condition (including the carrying value of certain intangibles).

        In addition, our growth strategy relies on the continuing growth in the travel industry of the Internet as a distribution channel. If consumers do not book significantly more travel online than they currently do today and if the use of the Internet as a medium of commerce for travel bookings does not continue to grow or grows more slowly than expected, our revenues and profit may be adversely affected. Consumers have historically relied on traditional travel agencies and travel suppliers and are accustomed to a high degree of human interaction in purchasing travel products and services. The growth of our business is dependent on the number of consumers who use the Internet to make travel bookings increasing significantly.

Relationships with our Founding Airlines—A significant portion of our current revenues are attributable to our founding airlines, and there is no guarantee that these airlines will continue to use our services to the same extent that they did when they owned us or that they will not indirectly compete with us.

        Each of American Airlines, Delta and Northwest has important commercial relations with us. In the twelve months ended June 30, 2005, revenues received from our founding airlines represented, in the aggregate, approximately 36% of our total revenues. Approximately 85% of this revenue was from transaction fees and the balance was derived from information technology services provided to Delta and Northwest. Delta is the largest single travel supplier utilizing our GDS, as measured by transaction fee revenues, generating transaction fees that accounted for approximately 14% of our revenue for the twelve months ended June 30, 2005, while Northwest and American Airlines represent approximately 8% each for the twelve months ended June 30, 2005. In addition, approximately 73% of our information technology services revenues, which represented approximately 8% of our total revenues in the twelve months ended June 30, 2005, are derived from providing processing, software development and other services to Delta and Northwest. Although we believe that each founding airline will continue to distribute its travel services through our GDS and that Delta and Northwest will continue to use our information technology services, there is no guarantee, particularly in light of the recent bankruptcy filings by Delta and Northwest, that our founding airlines will continue to use these services to the same extent as they did prior to the Acquisition or at all. In addition, although we have entered into noncompetition agreements with our founding airlines and each has agreed not to operate a GDS for three years after the Acquisition, there is no guarantee that our founding airlines will not indirectly compete with us in some or all of our markets, such as through supplier direct connections which could bypass our GDS. The loss or substantial reduction of fees from any of our founding airlines, or direct or indirect competition from any of our founding airlines, could negatively affect our revenues, inducement expense and financial condition.

        For instance, in March 2004, Delta notified us that our GDS transaction fee pricing did not satisfy the conditions of our marketing support agreement with Delta. Delta indicated that, until we modify our GDS transaction fee pricing, it would suspend marketing support of us and the discount that Delta has provided to us for business travel. We have subsequently resolved the GDS transaction fee pricing issue and restored Delta's marketing support and the business travel discount. In addition, in January 2005, Northwest notified us that our transaction fee pricing did not satisfy the conditions of our marketing support agreement with Northwest. Northwest indicated that until we modify our GDS transaction fee pricing, it would suspend its support of our sales and marketing efforts in the United States and a program in which Northwest provides discounted airline tickets for our use in conjunction with our sales activities. We notified Northwest that we disputed its position, and were ultimately able to work with Northwest to review the relevant data and resolve the issues. We do not believe that these actions will have a materially adverse impact to our business, financial condition and results of operations. However, the recent bankruptcies of Delta and Northwest could result in the loss or substantial reduction of fees from one or both airlines which could cause a material adverse effect on our business, financial condition and results of operations.

FASA Credits—The FASA credits and FASA credit payments owed under the FASAs may continue despite a significant reduction in or termination of FASA revenues.

        Pursuant to our founder airline services agreements, or FASAs, with each of Delta and Northwest, we are obligated to provide monthly FASA credits to Delta and Northwest to be applied against FASA service fee payments due from those airlines to us. The FASA credits are structured and will be applied through June 2012 in an amount up to an aggregate of approximately $91.7 million to each of Delta and Northwest as of June 30, 2005. Our obligations to provide these FASA credits to Delta and Northwest may continue despite a significant reduction in service fee payments from Delta or Northwest under the FASAs, as applicable. For instance, if Delta or Northwest reduces or ceases operations in a way that reduces or eliminates the amount of airline services the airline obtains from us under its FASA, including as a result of their recent bankruptcy filings, our FASA credit obligations will remain, although its failure to comply with its software development minimum and exclusivity obligations will constitute a breach of its agreement. In the event that the monthly FASA credits deliverable by us to Delta or Northwest are more than the FASA service fee payments due from the applicable airline, then we will be obligated to pay such excess to such airline in cash. In addition, if we terminate a FASA other than as expressly permitted by the agreement, then we will be obligated to provide the scheduled FASA credits to the applicable airline by way of a monthly cash payment rather than applying the FASA credits against FASA service fee payments due from the airline. As a result, there could be a significant reduction in the revenues we receive from Delta and/or Northwest under the FASAs while our obligations to provide FASA credits and make FASA credit payments to Delta and/or Northwest, as applicable, would continue without interruption.

        In addition, Delta or Northwest may terminate its FASA due to our failure to satisfy the mainframe processing time, system availability or critical production data performance standards under that agreement. Furthermore, such a termination by Delta or Northwest of its FASA would constitute a default under our new senior credit facility and may constitute a default under any other of our future senior credit facilities. If an event of default occurs, our lenders could elect to declare all amounts outstanding under our new senior credit facilities and any of our future credit facilities to be immediately due, and the lenders thereafter could foreclose upon the assets securing our senior credit facilities. In that event, we cannot assure you that we would have sufficient assets to repay all of our obligations, including the notes and the related guarantees. If the event of default is waived by the applicable lenders under our senior credit facilities or our senior credit facilities are no longer outstanding, the remaining portion of the FASA credits deliverable by us to the terminating airline will not be provided according to the nine year schedule and will instead be payable in cash to the terminating airline as and when, and only to the extent that, we are permitted to make such payments as "Restricted Payments" under the restricted payment covenant test contained in the indenture governing the notes. In such a circumstance, we will be required to make FASA credit payments to a terminating airline at a time when such airline is no longer paying FASA service fees to us. Although we have historically satisfied the relevant FASA performance standards under our predecessor services agreements with Delta and Northwest, we cannot assure you that we will continue to satisfy those standards and that the FASAs will not be terminated by Delta or Northwest. A termination of one or both of the FASAs under any of these circumstances could have a material adverse effect on our business, financial condition and results of operations. For further discussion of the terms of the FASAs, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Critical Systems—Our systems may suffer failures, capacity constraints and business interruptions, which could increase our operating costs, decrease our revenues and cause us to lose customers.

        The reliability of our GDS is critical to the success of our business. Much of our computer and communications hardware is located in a single data center located near Atlanta, Georgia. Our systems might be damaged or interrupted by fire, flood, power loss, telecommunications failure, physical or electronic break-ins, earthquakes, terrorist attacks, war or similar events. Computer malfunctions, computer viruses, physical or electronic break-ins and similar disruptions might cause system interruptions and delays and loss of critical data and could significantly diminish our reputation and brand name and prevent us from providing services. Although we believe we have taken adequate steps to address these risks, we could be harmed by outages in, or unreliability of, the data center or computer systems.

        In addition, we rely on several communications services companies in the United States and internationally to provide network connections between our data center and our travel agencies' access terminals and also our travel suppliers. In particular, we rely upon AT&T and SITA, which is owned by a consortium of airlines and other travel-related businesses, to maintain our data communications and to provide network services in the United States and in many countries served by us. We occasionally experience network interruptions and malfunctions that make our global distribution system or other data processing services unavailable or less usable. Any significant failure or inability of AT&T, SITA or other communications companies to provide and maintain network access could have a material adverse effect on our revenues, operating costs and financial condition.

Protection of Technology—We may not protect our technology effectively, which would allow competitors to duplicate our products and services. This could make it more difficult for us to compete with them.

        Our success and ability to compete depend, in part, upon our technology. Among our significant assets are our software and other proprietary information and intellectual property rights. We rely on a combination of copyright, trademark and patent laws, trade secrets, confidentiality procedures and contractual provisions to protect these assets. Our software and related documentation, however, are protected principally under trade secret and copyright laws, which afford only limited protection, and the laws of some foreign jurisdictions provide less protection for our proprietary rights than the laws of the United States. Unauthorized use and misuse of our intellectual property could have a material adverse effect on our business, financial condition and results of operations, and there can be no assurance that our legal remedies would adequately compensate us for the damages caused by unauthorized use.

        In addition, licenses for a number of software products have been granted to us. Some of these licenses, individually and in the aggregate, are material to our business. Although we believe that the risk that we will lose any material license is remote, any loss could have a material adverse effect on our revenues and financial condition.

Intellectual Property—Our products and services may infringe on claims of intellectual property rights of third parties, which could adversely affect our revenues and increase our legal costs.

        We do not believe that any of our products, services or activities infringe upon the intellectual property rights of third parties in any material respect. There can be no assurance, however, that third parties will not claim infringement by us with respect to current or future products, services or activities. Any infringement claim, with or without merit, could result in substantial costs and diversion of management and financial resources, and a successful claim could effectively block our ability to use or license products and services in the United States or abroad or cost us money. Any infringement claim, therefore, could have a material adverse effect on our revenues and increase our legal costs.

Technological Change—Rapid technological changes may render our technology obsolete or decrease the attractiveness of our products and services to customers.

        Our industry is subject to rapid technological change as travel suppliers, travel agencies and competitors create new and innovative products and services. Our ability to compete in our business and our future results will depend, in part, upon our ability to make timely, innovative and cost-effective enhancements and additions to our technology and to introduce new products and services that meet the demands of travel suppliers, travel agencies and other customers. The success of new products and services depends on several factors, including:

  •
  identifying the needs of travel suppliers, travel agencies and other customers;

  •
  developing and introducing effective new products and services in a timely and efficient manner;

  •
  managing the cost of new product development and operations;

  •
  differentiating new products and services from those of our competitors; and

  •
  achieving market acceptance of new products and services.

        In addition, maintaining the flexibility to respond to technological and market changes may require substantial expenditures and lead time. There can be no assurance that we will successfully identify and develop new products or services in a timely manner, that products, technologies or services developed by others will not render our offerings obsolete or noncompetitive or that the technologies in which we focus our research and development investments will achieve acceptance in the marketplace.

        Our technology infrastructure is largely fixed. As a result, in the event of a significant reduction in transaction volumes or revenues, technology costs would remain relatively constant. If a reduction continued for a prolonged period, our revenues, operating expenses and financial condition could be materially adversely affected.

Regulatory Risks—Regulatory developments could limit our ability to compete by restricting our flexibility to respond to competitive conditions.

        Changes and developments in the regulatory environment could have an adverse affect on our financial condition or results of operations, including by negatively impacting our transaction volume, transaction fees and by otherwise impacting the way we operate our business. GDSs have been, or are currently regulated by the U.S., the European Union ("E.U.") and other countries in which we operate. The U.S. Department of Transportation ("DOT") and the European Commission ("EC") are the principal relevant regulatory authorities in the U.S. and the E.U., respectively. Most of the regulating bodies have reexamined or are examining their GDS regulations and appear to be moving toward deregulation. Regulatory changes in the U.S., E.U. or other countries could have a material adverse effect on our revenues, operating expenses, financial condition and results of operations.

        Until July 31, 2004, DOT rules governed certain conduct of GDSs. On January 31, 2004, most DOT rules governing GDSs terminated. The remaining DOT rules terminated on July 31, 2004. Deregulation in the U.S. could create uncertainty as to established GDS business models. Discontinuance of the rules could facilitate efforts by the airlines to divert travel bookings to distribution channels that they own and control and could also facilitate movement of travel agencies from one GDS to another. In addition, elimination of the rule prohibiting discrimination in airline fees could affect transaction fee revenues. Although DOT's GDS rules have terminated, DOT continues to assert statutory jurisdiction over GDSs.

        E.U. regulations continue to address the participation of airline GDS owners in other GDSs. See "Business—GDS Industry Regulation" for further information.

        The EC is engaged in a comprehensive review of its rules governing GDSs. It is unclear at this time when the EC will complete its review and what changes, if any, will be made to the E.U. rules. We could be unfairly and adversely affected if the E.U. rules are retained as to traditional GDSs used by travel agencies but are not applied to businesses providing comparable services, such as travel distribution websites owned by more than one airline. In addition, we could be adversely affected if changes to the rules, changes in interpretations of the rules, or new rules increase our cost of doing business, limit our ability to establish relationships with travel agencies, airlines, or others, impair the enforceability of existing agreements with travel agencies and other users of our system, prohibit or limit us from offering services or products, or limit our ability to establish or changes fees. Continued GDS regulation in the E.U. and elsewhere, while GDS regulations have terminated in the U.S., could also create the operational challenge of supporting different products, services and business practices to conform to the different regulatory regimes.

        There are also GDS regulations in Canada, under the regulatory authority of the Canadian Department of Transport. On April 27, 2004, a significant number of these regulations were lifted. Amendments to the rules include eliminating the "obligated carrier" rule, which required larger airlines in Canada to participate equally in the GDSs, and elimination of the requirement that transaction fees charged by GDSs to airlines be non-discriminatory. Due to the elimination of the obligated carrier rule in Canada, Air Canada, the dominant Canadian airline, could choose distribution channels that it owns and controls or distribution through another GDS rather than through the Worldspan GDS.

Privacy and Data Protection—Our processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

        In our processing of travel transactions, we receive and store a large volume of personally identifiable data. This data is increasingly subject to legislation in numerous jurisdictions around the world, including the E.U. through its Data Protection Directive (and variations of this Directive in the E.U. Member States). This legislation is typically intended to protect the privacy of personal data that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if the legislation is expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation in ways that negatively affect our business, financial condition and results of operations.

        In addition, in the aftermath of the terrorist attacks of September 11, 2001, government agencies have been contemplating or developing initiatives to enhance national and aviation security, including the Transportation Security Administration's Secure Flight Program. These initiatives may result in conflicting legal requirements with respect to data handling. As privacy and data protection has become a more sensitive issue, we may also incur legal defense costs and become exposed to potential liabilities as a result of differing views on the privacy of travel data. Travel businesses have also been subjected to investigations, lawsuits and adverse publicity due to allegedly improper disclosure of passenger information. These and other privacy developments that are difficult to anticipate could impact our legal and other operating expenses and financial condition.

Key Employees—Our ability to attract, train and retain executives and other qualified employees is crucial to results of operations and future growth.

        We depend substantially on the continued services and performance of our key executives, senior management and skilled personnel, particularly our professionals with experience in our business and operations and the GDS industry, including: Rakesh Gangwal, our Chairman and Chief Executive Officer; Gregory O'Hara, our Executive Vice President—Corporate Planning and Development; Ninan Chacko, our Senior Vice President—e-Commerce and Product Planning; David A. Lauderdale, our Chief Technology Officer and Senior Vice President—Technical Operations; Michael B. Parks, our

Senior Vice President and General Manager; Susan J. Powers, our Chief Information Officer and Senior Vice President—Worldwide Product Solutions; Jeffrey C. Smith, our General Counsel, Secretary and Senior Vice President—Human Resources; and Kevin W. Mooney, our Chief Financial Officer. We have entered into employment agreements with each of the above listed key employees to provide them with incentives to remain employed by us, all as more fully described in the section of this prospectus entitled "Management—Employment Agreements." However, we cannot assure you that any of these individuals will continue to be employed by us. The specialized skills needed by our business are time-consuming and difficult to acquire and in short supply, and this shortage is likely to continue. A lengthy period of time is required to hire and train replacement personnel when skilled personnel depart the company. An inability to hire, train and retain a sufficient number of qualified employees could materially hinder our business by, for example, delaying our ability to bring new products and services to market or impairing the success of our operations. Even if we are able to maintain our employee base, the resources needed to attract and retain such employees may adversely affect our profits, growth and operating margins.

Business Combinations and Strategic Investments—We may not successfully make and integrate business combinations and strategic investments.

        We plan to continue to enter into business combinations, investments, joint ventures and other strategic alliances with other companies in order to maintain and grow revenue and market presence as well as to provide us with access to technology, products and services. Those transactions with other companies create risks such as difficulty in assimilating the technology, products and operations with our technology, products and operations; disruption of our ongoing business, including loss of management focus on existing businesses; impairment of relationships with existing executives, employees, customers and business partners; and losses that may arise from equity investments. In the past, in an effort to secure new technologies or obtain unique content for our GDS, we have invested in a number of early-stage technology companies. Each of these investments has required senior management attention. Many of these companies have failed, and most of our investments have been written down. If we enter into such transactions in the future, we may expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing other intangible assets with estimable useful lives, any of which might harm our business, financial condition or results of operations. In addition, we may not be able to identify suitable candidates for these transactions or obtain financing or otherwise make these transactions on acceptable terms.

Seasonality—Because our business is seasonal, our quarterly results will fluctuate.

        The travel industry is seasonal in nature. Bookings, and thus transaction fee revenues charged for the use of our GDS, typically decrease each year in the fourth quarter, due to the early bookings by customers for travel during the holiday season and a decline in bookings for business travel during the holiday season. During 2003 and 2004, our transactions in the fourth quarter have averaged approximately 22% of total transactions for those years. Seasonality could cause our revenues to fluctuate significantly from quarter to quarter. Substantial fluctuations in our revenues could have a material adverse effect on us.

Trade Barriers—We face trade barriers outside of the United States that limit our ability to compete.

        Trade barriers erected by non-U.S. travel suppliers, which are sometimes government-owned, have on occasion interfered with our ability to offer our products and services in their markets or have denied us content or features that they give to our competitors. Those trade barriers make our products and services less attractive to travel agencies in those countries than products and services offered by other GDSs that have these capabilities and have restricted our ability to gain market share outside of the U.S. Competition and trade barriers in those countries could require us to increase inducements, reduce prices, increase spending on marketing or product development, withdraw from or not enter certain markets or otherwise take actions adverse to us.

International Operations—Our international operations are subject to other risks which may impede our ability to grow internationally.

        Approximately 15% of our revenues during the twelve months ended June 30, 2005 were generated through our foreign subsidiaries. We face risks inherent in international operations, such as risks of:

  •
  currency exchange rate fluctuations;

  •
  local economic and political conditions, including conditions resulting from the continuing conflict in Iraq;

  •
  restrictive governmental actions (such as trade protection measures, privacy rules, consumer protection laws and restrictions on pricing or discounts);

  •
  changes in legal or regulatory requirements;

  •
  limitations on the repatriation of funds;

  •
  difficulty in obtaining distribution and support;

  •
  nationalization;

  •
  different accounting practices and potentially longer payment cycles;

  •
  seasonal reductions in business activity;

  •
  higher costs of doing business;

  •
  lack of, or the failure to implement, the appropriate infrastructure to support our technology;

  •
  lesser protection in some jurisdictions for our intellectual property;

  •
  disruptions of capital and trading markets;

  •
  laws and policies of the U.S. affecting trade, foreign investment and loans; and

  •
  foreign tax and other laws.

        These risks may adversely affect our ability to conduct and grow business internationally, which could cause us to increase expenditures and costs, decrease our revenue growth or both.

Exchange Rate Fluctuations—Fluctuations in the exchange rate of the U.S. dollar and other foreign currencies could have a material adverse effect on our financial performance and results of operations.

        While we and our subsidiaries transact business primarily in U.S. dollars and most of our revenues are denominated in U.S. dollars, a portion of our costs and revenues are denominated in other currencies, such as the Euro and the British pound sterling. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our operating expenses and operating margins and could result in exchange losses. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted. In the past, we have incurred such losses, including a $0.9 million and $0.3 million loss during 2004 and the six months ended June 30, 2005, respectively.

Environmental, Health and Safety Requirements—We could be adversely affected by environmental, health and safety requirements.

        We are subject to requirements of foreign, federal, state and local environmental and occupational health and safety laws and regulations. These requirements are complex, constantly changing and have tended to become more stringent over time. It is possible that these requirements may change or liabilities may arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we have been or will be at all times in complete compliance with all those requirements or that we will not incur material costs or liabilities in connection with those requirements in the future.

Additional Capital—We may need additional capital in the future and it may not be available on acceptable terms.

        We may require more capital in the future to:

  •
  fund our operations;

  •
  finance investments in equipment and infrastructure needed to maintain and expand our network;

  •
  fund the FASA credit payments;

  •
  enhance and expand the range of services we offer; and

  •
  respond to competitive pressures and potential strategic opportunities, such as investments, acquisitions and international expansion.

        We cannot assure you that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness as our competitors may provide better maintained networks or offer an expanded range of services.

Securities Laws Compliance—Recently enacted and proposed changes in securities laws and regulations are likely to increase our costs.

        The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC, have required changes in some of our corporate governance and accounting practices. We expect these laws, rules and regulations to increase our legal and financial compliance costs and to make some activities more difficult, time consuming and costly. We anticipate that compliance with these laws, rules and regulations will result in increased annual costs of approximately $2 million. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur significantly higher costs to obtain coverage. These new laws, rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Principal Stockholders—Our principal stockholders could exercise their influence over us to your detriment.

        As a result of their stock ownership of WTI, our ultimate parent, CVC, certain of its affiliates and OTPP together own beneficially about 91% of WTI's outstanding capital stock. By virtue of their stock ownership, these entities have significant influence over our management and will be able to determine the outcome of all matters required to be submitted to the stockholders for approval, including the election of our directors and the approval of mergers, consolidations and the sale of all or substantially all of our assets. The interests of CVC and OTPP as equity owners of WTI may differ from your interests, and, as such, they may take actions which may not be in your interest. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equity owners might conflict with your interests as a noteholder. In addition, our equity owners may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a holder of the notes.

USE OF PROCEEDS

        We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive in exchange old notes of like principal amount, the terms of which are identical in all material respects to the new notes. The old notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

        The net proceeds from the offering of the old notes after deducting the initial purchasers' discounts and expenses of the offering, which were approximately $293.0 million, together with the proceeds from the financings described below, were used to refinance our old senior credit facility, finance the tender offer and consent solicitation for our 9 5/8% notes, redeem 100% of WTI's preferred stock, prepay our sponsor advisory fees and the WTI Class B dividends, redeem our subordinated seller notes in exchange for a combination of additional holding company notes issued by WTI and a consent fee and pay related fees and expenses. See "Summary—The Refinancing Transactions" for a further description of the Refinancing Transactions.

        Our old senior credit facility bore interest at LIBOR plus 3.75% and was to mature on June 30, 2007. Our new senior credit facility bears interest at a rate which, at our option can be either (a) a base rate generally defined as the sum of (i) the highest of (x) the administrative agent's prime rate, (y) the federal funds effective rate, plus one half percent (0.50%) per annum and (z) the certificate of deposit rate, plus one half percent (0.50%) per annum and (ii) an applicable margin, or (b) a LIBOR rate generally defined as the sum of (i) the rate at which euro deposits for one, two, three or six months (as selected by us) are offered in the interbank euro market as set forth on page 3750 of the Dow Jones Telerate Screen and (ii) an applicable margin. The initial applicable margin for base rate loans under the new senior credit facility is 1.75% and the applicable margin for LIBOR rate loans is 2.75%. Our 9 5/8% notes bore interest at 9 5/8% and were to mature on June 15, 2011. The notes bear interest at a rate equal to three-month LIBOR, which will be reset quarterly, plus 6.25% and mature on February 15, 2011.

        Our equity sponsors, along with members of our management and board of directors, owned the WTI preferred stock. Such equity sponsors, directors and management received their pro rata share of the portion of the net proceeds of the offering of the old notes that was used to redeem the WTI preferred stock. Affiliates of CVC owned the subordinated seller notes.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2005. The table below should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

(Dollars in thousands)	As of June 30, 2005
Cash and cash equivalents	$44,951

Senior credit facility:(1)
Revolving credit facility	$—
Term loan facility	415,000
Capital leases	64,314
9 5/8% notes	500
Senior second lien secured floating rate notes offered hereby	300,000

Total debt	779,814
Partners' capital	7,525

Total capitalization	$787,339

(1)
As of June 30, 2005, we had $40.0 million of unused borrowing capacity under the revolving credit facility.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

        The following unaudited pro forma condensed consolidated financial statements are presented to illustrate the effects of the Refinancing Transactions on our historical results of operations. Historical amounts for the year ended December 31, 2004 are derived from our audited 2004 consolidated financial statements. Historical amounts for the six months ended June 30, 2005 are derived from our unaudited consolidated financial statements.

        The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. These adjustments are more fully described in the notes to the pro forma condensed consolidated financial statements below.

        The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2004 and the six months ended June 30, 2005 assume that the Refinancing Transactions described above took place on January 1, 2004, the beginning of our 2004 fiscal year. Such information is not necessarily indicative of our financial position or results of operations that would have occurred if the Refinancing Transactions had been consummated as of the dates indicated, nor should it be construed as being a representation of our future financial position or results of operations.

        The unaudited pro forma condensed consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, the related notes and the other financial information included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated
Statement of Operations
for the Year Ended December 31, 2004

	Historical Year Ended December 31, 2004	Pro Forma Adjustments for the Refinancing Transactions		Pro Forma
	(Dollars in thousands)
Revenues:
Electronic travel distribution	$876,552	$—		$876,552
Information technology services	67,666	—		67,666

Total revenues	944,218	—		944,218
Operating expenses:
Cost of revenues	689,933	—		689,933
Selling, general and administrative	129,288	(1,500	)(e)	128,694
		906	(e)
Amortization of intangible assets	36,540	—		36,540

Total operating expenses	855,761	(594)		855,167
Operating income	88,457	594		89,051
Other income/(expense):
Interest expense, net	(40,113)	4,635	(b)	(60,424)
		26,952 3,425 (25,007 (27,060 (3,256	(b) (b) )(b) )(b) )(b)
Loss on extinguishment of debt	—	(7,029	)(c)	(55,597)
		(513 (48,055	)(c) )(d)
Other, net	(3,377)	—		(3,377)

Total other expense, net	(43,490)	(75,908)		(119,398)

Income (loss) before taxes	44,967	(75,314)		(30,347)
Income tax expense	3,104	—		3,104

Net income (loss)	$41,863	$(75,314)		$(33,451)

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated
Statement of Operations
for the Six Months Ended June 30, 2005

	Historical Six Months Ended June 30, 2005	Pro Forma Adjustments for the Refinancing Transactions		Pro Forma
	(dollars in thousands)
Revenues:
Electronic travel distribution	$469,439	$—		$469,439
Information technology services	36,774	—		36,774

Total revenues	506,213	—		506,213
Operating expenses:
Cost of revenues	359,201	—		359,201
Selling, general and administrative	58,151	(375	)(e)	57,776
Amortization of intangible assets	18,270	—		18,270

Total operating expenses	435,622	(375)		435,247
Operating income	70,591	375		70,966
Other income/(expense):
Interest expense, net	(27,902)	464	(b)	(31,579)
		2,995 416 10,033 10,655 1,178 (13,510 (14,280 (1,628	(b) (b) (b) (b) (b) )(b) )(b) )(b)
Loss on extinguishment of debt	(55,597)	7,029	(c)	—
		513 48,055	(c) (d)
Other, net	(220)	—		(220)

Total other expense, net	(83,719)	51,920		(31,799)

Income (loss) before taxes	(13,128)	52,295		39,167
Income tax expense	2,457	—		2,457

Net income (loss)	$(15,585)	$52,295		$36,710

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to unaudited pro forma condensed consolidated
financial statements

          The unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2004 and the six months ended June 30, 2005 give effect to the following adjustments related to the Refinancing Transactions:

  (a)
  The adjustments reflect the Refinancing Transactions as follows:

(Dollars in thousands)
Funds used for the Refinancing Transactions:
Repay current portion of old senior credit facility	$12,497
Repay long term portion of old senior credit facility	44,990
Repurchase 9 5/8% notes	279,500
Redeem WTI Series A Preferred Stock	375,729
Redeem subordinated seller notes	43,630
Consent fee on subordinated seller notes	8,638
Accrued interest on old senior credit facility and 9 5/8% notes	5,256
Prepay advisory fees and Class B dividend	7,700
Pay tender fees	48,055
Pay debt issuance costs to be capitalized	15,172

Total funds used for the Refinancing Transactions	$841,167

Sources of funds used for the Refinancing Transactions:
Proceeds from our new senior credit facility—long term portion	$446,000
Proceeds from our new senior credit facility—current portion	4,000
Proceeds from floating rate second priority senior secured notes	300,000
Holding company notes	43,630
Available cash	47,537

Total sources of funds used for the Refinancing Transactions	$841,167

  (b)
  As discussed in note (a), certain proceeds of the offering of the old notes and our new senior credit facility were used to reduce certain of our obligations. We have recorded adjustments to reflect the decrease in interest expense as a result of (i) the removal of the interest expense associated with the $125,000 of variable rate debt under the term loan facility portion of our old senior credit facility repaid with the proceeds of the offering, (ii) the removal of the interest expense associated with the 9 5/8% notes, (iii) the removal of the amortization of the original debt issuance costs, (iv) the removal of interest expense associated with $450,000 of variable rate debt under the term loan facility portion of our new senior credit facility, payable in quarterly installments over an estimated 60 month period of 5 years, recorded during the six months ended June 30, 2005 for interest incurred subsequent to the closing of the Refinancing Transactions, (v) the removal of interest expense associated with $300,000 of variable rate debt under the floating rate second priority senior secured notes, payable in quarterly installments over an estimated 72 month period of 6 years, recorded during the six months ended June 30, 2005 for interest incurred subsequent to the closing of the Refinancing Transactions, and (vi) the removal of the interest expense associated with the amortization of the allocated debt issuance costs on our new senior credit facility and the floating rate second priority senior secured notes recorded during the six months ended June 30, 2005 for amortization expense incurred subsequent to the closing of the Refinancing Transactions; and the increase in interest expense as a result of (i) the interest expense associated with $450,000 of variable rate (5.5% at the closing of the Refinancing Transactions) debt under the term loan facility portion of our new senior credit facility, (ii) the interest expense associated with $300,000 of variable rate debt under the floating rate second priority senior secured notes and (iii) the interest expense associated with the amortization of the portion of the allocated debt issuance costs on our new senior credit facility and the floating rate second priority senior secured notes that must be capitalized in accordance with generally accepted accounting principles.

	Year ended December 31,	Six Months ended June 30,
(Dollars in thousands)
	2004	2005
Removal of interest and commitment fees on the $125,000 old term loan	$4,635	$464
Removal of interest on the $280,000 9 5/8% notes	26,952	2,995
Removal of original debt issuance cost amortization	3,425	416
Removal of interest and commitment fees on the $450,000 new term loan	—	10,033
Removal of interest on the $300,000 floating rate second priority senior secured notes	—	10,655
Removal of amortization of debt issuance costs associated with the new term loan and floating rate second priority senior secured notes	—	1,178
Additional interest and commitment fees on the $450,000 new term loan	(25,007)	(13,510)
Additional interest on the $300,000 floating rate second priority senior secured notes	(27,060)	(14,280)
Additional amortization of debt issuance costs associated with the new term loan and floating rate second priority senior secured notes	(3,256)	(1,628)

    The actual interest rate on the variable rate indebtedness incurred to consummate the Refinancing Transactions could vary from those used to compute the above adjustment of interest expense. A one-eighth percent increase in these rates would increase interest expense for the year ended December 31, 2004 and the six months ended June 30, 2005 by approximately $937 and $466, respectively. We have paid an additional $33,000 in discretionary principal payments on the new term loan during the six months ended June 30, 2005. The estimated impact of these additional payments would decrease interest expense for the six months ended June 30, 2005 by approximately $497.

  (c)
  When the $279,500 of 9 5/8% notes that were tendered in the tender offer and the old term loan was repaid, $7,029 and $513, respectively of debt issuance costs were written off. This expense, which represents the remaining balance of the debt issuance costs on the 9 5/8% notes and a pro rata allocation of the remaining balance of the debt issuance costs on the old term loan at February 28, 2005, is shown as a loss on extinguishment of debt in the pro forma condensed consolidated statement of operations for the year ended December 31, 2004. For purposes of the term loan, the pro rata allocation was determined based on the number of banks involved in both the old and new syndicate and their relative balances. Since these amounts were recorded during the first quarter of 2005, an adjustment must be made to the pro forma condensed consolidated statement of operations for the six months ended June 30, 2005 in order to remove these charges.

  (d)
  In order to repurchase the 9 5/8% notes, we paid tender and consent fees of $48,055 which were expensed at the time of payment. This expense is shown as a loss on extinguishment of debt in the pro forma condensed consolidated statement of operations for the year ended December 31, 2004. Since this amount was recorded during the first quarter of 2005, an adjustment must be made to the pro forma condensed consolidated statement of operations for the six months ended June 30, 2005 in order to remove this charge.

  (e)
  Certain proceeds of the offering of the old notes will be used to prepay the WTI advisory fees in the amount of $7,700, which represents the present value of the future payments, on or before December 15, 2005. Amortization of this prepaid will be recognized as selling, general and administrative expense over eight and a half years, which is the remaining term of the WTI advisory agreement. The ($1,500) and ($375) adjustments for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively, removes the historical expense associated with the WTI advisory agreement under the terms of the old agreement, which extended into the first quarter of 2005, and the $906 adjustment for the year ended December 31, 2004 reflects the amortization of the prepaid asset. Since this amendment to the WTI advisory fee agreement was effective on January 1, 2005, the prepaid was recorded, and amortization began at that time. Therefore, no adjustment is necessary for the six months ended June 30, 2005 to reflect this amortization.

Selected Historical Financial Data

        The following table sets forth certain of our historical financial data. We have derived the selected historical consolidated financial data as of December 31, 2002, 2003 and 2004 and for the fiscal years ended December 31, 2002 and 2004 and for the six months ended June 30, 2003 and December 31, 2003 from our audited financial statements and related notes included elsewhere in this prospectus. We have derived the selected historical consolidated financial data as of December 31, 2000 and 2001 and for the fiscal years ended December 31, 2000 and 2001 from our audited financial statements and related notes, which are not included in this prospectus. We have derived the selected historical consolidated financial data as of June 30, 2003 from our unaudited financial statements and related notes, which are not included in this prospectus. We have derived the selected historical consolidated financial data as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 from our unaudited financial statements and related notes included elsewhere in this prospectus. The selected historical consolidated financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

        We were acquired on June 30, 2003 in a business combination accounted for under the purchase method of accounting. Accordingly, the financial data set forth below includes a predecessor basis and a successor basis. As a result of the Acquisition, our assets and liabilities were adjusted to their estimated fair values. In addition, our statements of operations for the successor basis include interest expense resulting from indebtedness incurred to finance the Acquisition and amortization of intangible assets related to the Acquisition. Therefore, our successor basis financial data generally is not comparable to our predecessor basis financial data.

	Predecessor Basis				Successor Basis
	Year Ended December 31,			Six Months Ended June 30,	Six Months Ended December 31,	Six Months Ended June 30,	Year Ended December 31,	Six Months Ended June 30,
	2000	2001	2002	2003	2003	2004	2004	2005
						(unaudited)		(unaudited)
	(Dollars and transactions in thousands)
Statement of Operations Data:
Revenues:
Electronic travel distribution	$665,176	$762,304	$807,095	$414,933	$396,488	$465,026	$876,552	$469,439
Information technology services	122,345	126,049	107,774	52,539	32,974	32,309	67,666	36,774

Total revenues	787,521	888,353	914,869	467,472	429,462	497,335	944,218	506,213
Total operating expenses	704,346	807,775	802,902	417,969	421,612	438,831	855,761	435,622
Operating income	83,175	80,578	111,967	49,503	7,850	58,504	88,457	70,591
Interest income (expense), net	4,159	(703)	(3,396)	(2,355)	(20,596)	(20,654)	(40,113)	(27,902)
Loss on extinguishment of debt	—	—	—	—	—	—	—	(55,597)
Net income (loss)	$104,243	$63,169	$104,819	$28,414	$(14,700)	$37,666	$41,863	$(15,585)
Balance Sheet Data (at End of Period):
Cash and cash equivalents	$141,175	$85,941	$132,101	$43,931	$43,746	$73,458	$100,474	$44,951
Working capital (deficit)(1)	86,236	22,687	62,831	(20,542)	(17,729)	347	21,401	1,893
Property and equipment	148,483	127,538	115,610	110,711	120,510	130,116	118,218	104,477
Total assets	509,543	427,894	454,866	385,801	1,119,495	1,151,311	1,112,286	1,037,325
Total debt(2)	63,162	77,818	93,556	96,807	464,138	436,099	410,935	779,814
Partners' capital (deficit)	246,547	137,356	135,602	54,226	416,552	452,155	451,399	7,525
Other Data:
Total transactions using the Worldspan system:(3)
Online	33,283	54,790	75,896	45,058	45,201	51,836	101,451	57,025
Traditional	139,353	140,774	116,370	54,064	48,397	55,616	101,000	52,750

Total transactions	172,636	195,564	192,266	99,122	93,598	107,452	202,451	109,775
Depreciation and amortization	$82,153	$83,425	$79,215	$32,322	$52,955	$51,084	$101,878	$51,187
Capital expenditures(4)	67,226	56,653	56,484	22,840	29,490	29,290	38,617	7,003
Distributions	80,000	175,000	100,000	110,000		—	—	—
Ratio of earnings to fixed charges(5)	11.8x	6.6x	12.6x	7.4x	0.4x	2.7x	2.0x	0.6x

(1)
Working capital is calculated as current assets (including cash and cash equivalents) minus current liabilities.

(2)
Includes old senior notes, term loan and assets acquired under capital leases.

(3)
We designate each travel agency for which we process transactions as traditional or online based on management's belief as to whether a travel agency is traditional or online. The historical transaction data set forth above reflects the designations which were in effect for each period presented. We evaluate the classification of our travel agencies on a monthly basis and reclassify them as appropriate. Upon a reclassification of a travel agency, all transactions for such travel agency are correspondingly reclassified for all historical and subsequent periods. Accordingly, to the extent we change a designation for a travel agency, the transactions for such travel agency may be reflected in different categories at different times. Based on a recent evaluation of the classifications, we generated total online transactions of 74,939 for the year ended December 31, 2002, 44,248, 44,600 and 51,836 for the six months ended June 30, 2003, December 31, 2003 and June 30, 2004, respectively, and 101,451 for the year ended December 31, 2004.

(4)
The following table summarizes capital expenditures for the periods indicated:

	Predecessor Basis				Successor Basis
	Year Ended December 31,			Six Months Ended June 30,	Six Months Ended December 31,	Six Months Ended June 30,	Year Ended December 31,	Six Months Ended June 30,
	2000	2001	2002	2003	2003	2004	2004	2005
						(unaudited)		(unaudited)
	(Dollars in thousands)
Purchase of property and equipment	$34,656	$22,337	$12,375	$4,236	$15,961	$7,359	$13,758	$6,601
Assets acquired under capital leases	26,877	30,703	41,053	17,237	12,134	21,187	23,994	383
Capitalized software for internal use	5,693	3,613	3,056	1,367	1,395	744	865	19

Total capital expenditures	$67,226	$56,653	$56,484	$22,840	$29,490	$29,290	$38,617	$7,003

(5)
The ratio of earnings to fixed charges is computed by dividing earnings to fixed charges. For this, purpose, "earnings" include income before taxes, income or loss from equity investees and fixed charges. "Fixed charges" include interest costs and such portion of rental expense as can be demonstrated to be representative of the interest factor. For the six months ended December 31, 2003 and June 30, 2005, there was a deficiency of $13,989 and $13,128, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        Management's discussion and analysis of our results of operations includes periods prior to the consummation of the Acquisition. Accordingly, the discussion and analysis of historical periods prior to July 1, 2003 does not reflect the significant impact that the Acquisition has had and will have on us, including increased leverage and increased liquidity requirements. References to "WTI" refer to Worldspan Technologies Inc. References to the "company" refer to Worldspan, L.P. The terms "we", "us", "our" and other similar terms refer to the consolidated businesses of the company and all of its subsidiaries. References to the "Acquisition" refer to the acquisition by WTI, of our general partnership interests and, through its wholly-owned subsidiaries, limited partnership interests.

        In accordance with the requirements of purchase accounting, the assets and liabilities of the company were adjusted to their estimated fair values and the resulting goodwill computed for the Acquisition. The application of purchase accounting generally results in higher depreciation and amortization expense in future periods. Accordingly, and because of other effects of purchase accounting, the results discussed for the year ended December 31, 2004 are not comparable with the year ended December 31, 2003.

Overview

        We are a provider of mission-critical transaction processing and information technology services to the global travel industry. Globally, we are the largest transaction processor for online travel agencies, having processed 63% of all global distribution system, or GDS, online air transactions during the twelve months ended June 30, 2005. In the United States (the world's largest travel market), we are the second largest transaction processor for travel agencies, accounting for 32% of GDS air transactions and approximately 66% of online GDS air transactions processed during the twelve months ended June 30, 2005. We provide subscribers (including traditional travel agencies, online travel agencies and corporate travel departments) with real-time access to schedule, price, availability and other travel information and the ability to process reservations and issue tickets for the products and services of approximately 800 travel suppliers (such as airlines, hotels, car rental companies, tour companies and cruise lines) throughout the world. During the twelve months ended June 30, 2005, we processed approximately 205 million transactions. We also provide information technology services to the travel industry, primarily airline internal reservation systems, flight operations technology and software development.

        Our relationships with four of the largest online travel agencies in the world have positioned us well to take advantage of the continuing shift to the online travel agency channel, where we have a higher market share. In addition, airlines have responded to the difficult operating conditions by offering lower prices on tickets distributed through direct and online channels, resulting in an increase in airline travel transactions generated through online travel agencies relative to traditional travel agencies. We believe our strong position in the online travel agency channel has allowed us to increase our airline transactions market share, despite the difficult times in the travel industry since 2001. Total transactions for the twelve months ended June 30, 2005, including airline and hospitality and destination services, were up 1.8% compared to the same period in 2004.

        As a result of the market conditions and industry pressures described above, we took steps to reduce our operating expenses. For example, effective December 31, 2003, we froze all further benefit accruals under our defined benefit pension plan. In addition, we restructured our medical benefits in the first quarter of 2004 by increasing employee contributions and co-pays, implementing charges for working spouses, consolidating and changing providers, and eliminating medical benefits for future retirees, except for a limited grandfathered group of employees. These changes to our employee benefits have resulted in cost savings in 2004. During the first quarter of 2004, we also renegotiated our network and communication contracts with our primary providers. These new agreements resulted in reduced telecommunication charges during 2004. We have also recently renegotiated our technology agreement with IBM and our headquarters office lease, which we expect to reduce our costs, as well. Each of these steps has started to generate cost savings which are expected to continue in future years; however, the actual amount of our ongoing expenses may ultimately be impacted by future changes in healthcare and technology costs and usage, which we are unable to predict.

        We depend upon a relatively small number of airlines and online travel agencies for a significant portion of our revenues. Our five largest airline relationships represented an aggregate of approximately 50% and 51%, respectively, of our total revenues for the twelve months ended June 30, 2005 and December 31, 2004, while our top ten largest airline relationships represented an aggregate of approximately 63% and 64% of our total revenues for the twelve months ended June 30, 2005 and December 31, 2004, respectively. Our relationships with four online travel agencies, Expedia, Hotwire, Orbitz and Priceline, represented 50% of our total transactions during the twelve months ended June 30, 2005. We expect to continue to depend upon a relatively small number of airlines and online travel agencies for a significant portion of our revenues.

Supplier Content and Transaction Fees

        A development within the GDS industry over the past several years involves the competitive need for GDSs, to maintain full content, including web fare content, for distribution to traditional and online agency subscribers. Historically, we have increased the transaction fees we collect from our airline suppliers, which pay a substantial portion of our transaction fees. We anticipate that this historic trend of annual transaction fee increases could be reduced in the future due to our plan to enter into fare content agreements with major airlines. For instance, we have entered into fare content agreements with American Airlines, Continental Airlines, Delta, Northwest, United Air Lines and US Airways. Generally, in these agreements, the airlines commit (subject to the exceptions contained in the agreements) to provide the traditional and online travel agencies covered by the agreements in the territories covered by the agreements with substantially the same fare content it provides to the travel agency subscribers of other GDSs (including web fares) in exchange for payments from us and/or discounts in transaction fees to each airline and subject to us keeping steady the average transaction fees paid by each airline for travel agency transactions in the territories covered by the agreements. In addition, pursuant to this agreement, each airline has agreed, among other things, to commit to the highest level of participation in our GDS. Subject to termination rights, these obligations continue until late 2005 (in the case of US Airways) or 2006 (with respect to the other contracted airlines). Further, in February 2004, we executed a three-year fare content agreement with British Airways to provide access to virtually all of their published fares (including web fares) to some of our U.K. travel agencies. We expect that these fare content agreements will provide our travel agencies in the territories covered by the agreements with access to improved content concerning the flights and fares of the participating airlines and other forms of non-discriminatory treatment. At this time we cannot predict how the Delta and Northwest bankruptcies may affect these agreements. The rejection of these agreements in bankruptcy by one or both airlines could have a material adverse effect on our business, financial condition and results of operations.

        We believe that obtaining similar fare content from our other major airline travel suppliers is important to our ability to compete, since other GDSs have also entered into fare content agreements with various airlines. Consequently, we are pursuing agreements similar to these fare content agreements with other major airlines in order to obtain access to such content. We expect that the fare content agreements will require us to make, in the aggregate, significant payments or other concessions to the participating airlines, which we expect will reduce our revenues. Further, should we fail to maintain competitive content, our traditional and online agency subscribers, could move transactions from us to competitors with access to this content, thus negatively affecting the Partnership's business financial condition and results of operation.

Financial Conditions in the Airline Industry

        The downturn in the commercial airline market, together with, and resulting from, the ongoing threat of terrorist acts after September 11, 2001, war in Iraq and rising fuel costs for commercial airlines, among other issues, have adversely affected the financial condition of many commercial airlines. Several major airlines are experiencing liquidity problems, some have sought bankruptcy protection and still others are considering, or may consider, bankruptcy relief. We derive a substantial portion of our revenues from transaction fees received directly from airlines and from the sale of products and services directly to airlines. In circumstances where an airline declares bankruptcy, we may be unable to collect our outstanding accounts receivable from the airline. In addition, the bankruptcy of the airline might result in reduced transaction fees and other revenues from the airline, a rejection by the airline of some or all of our agreements with it, or loss of the revenue by other means such as an airline liquidation, all of which could have a material adverse effect on our business, financial condition and results of operation. In September 2005, Delta and Northwest entered bankruptcy protection. For further discussion of the potential impact of these bankruptcy filings, see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Subsequent Events."

Channel Shift

        An increasing number of travel transactions are being made online. During the twelve months ended June 30, 2005, airline transactions generated through online travel agencies accounted for approximately 33% of all airline transactions in the United States processed by a GDS, up from approximately 31% in 2004, approximately 28% in 2003 and approximately 23% in 2002. Between 2002 and 2004, the number of airline transactions in the United States generated through online travel agencies and processed by us increased at a compound annual growth rate of 15.6%. We believe that this shift to online travel agency bookings will continue, but the extent and pace of the shift is difficult to anticipate. Other industry developments, such as Expedia's announcement that it intends to move a portion of its transactions to another GDS provider, compound our difficulty in forecasting the growth of our transactions from online travel agencies. We typically pay a higher inducement per transaction to our large online travel agency customers than our traditional agencies. Accordingly, as we continue to experience significant channel shift, we expect our inducements cost to continue to grow and direct costs related to supporting traditional travel agencies to continue to decline.

        Since 2001, the combination of channel shift, declines in the global economy, terrorist actions and threats, wars in Afghanistan and Iraq, and health concerns over SARS has resulted in annual declines in transactions generated by traditional travel agencies. As a result of these declines, we have completed restructuring activities in each of the last five years, which have largely been focused on reducing the operating costs associated with servicing traditional travel agencies in areas such as labor, network, agency hardware, and advertising.

Uncertainty in Transaction Volumes from Online Travel Agencies

        Although we have historically processed most of the airline transactions for our online travel agencies, these agencies may move a portion of their business to other technologies and technology providers, subject to some contractual limitations. See "Risk Factors—Dependence on a Small Number of Online Travel Agencies—We are highly dependent on a small number of large online travel agencies, and the success of our business depends on continuing these relationships and the continued growth of online travel commerce" for further information. For example, Expedia announced in May 2004 that it intends to diversify its GDS relationships beyond using a single provider to process substantially all of its GDS transactions and that it intends to move a portion of its transactions to another GDS provider. Expedia has not specified the volumes or percentages of volumes it intends to process through this other GDS. To date, the anticipated movement of Expedia's transactions has not occurred and, at this time, we cannot forecast the timing or magnitude of any such movement on our financial position or results of operations. In October 2005, Expedia notified us of its intention to move some portion but not all of its European transactions to another GDS provider in 2006. At present, Expedia's European bookings represent approximately 3% of our total transaction volume for the six month period ended June 30, 2005. If Expedia were to move a material portion of its transactions to other GDS providers, our business would be negatively and materially impacted. In connection with the Acquisition, we recorded an intangible asset related to online customer contracts of $131.9 million, of which we estimate $35.2 million was related to the Expedia contract. Based on that estimate, the portion of this intangible asset that was unamortized as of June 30, 2005 was $26.4 million. Upon determination of the specific volumes, percentage of volumes or timing relating to Expedia's announced agreement with the other GDS provider, we will further assess the impact, if any, on our overall financial condition as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and SFAS No. 142, Goodwill and Other Intangible Assets. See "—Critical accounting policies—Long-lived assets" and "—Goodwill and other intangible assets" for further information. In addition, Orbitz has developed direct connections with travel suppliers which bypass our GDS. Further, Cendant Corporation recently acquired Orbitz. Cendant's Travel Distribution Services Division includes Galileo, which is a competitor of ours. Orbitz is one of our largest online travel agency customers. Our contract with Orbitz extends into 2011 subject to standard termination rights held by Orbitz including for-cause termination rights. In addition, in September 2005, we and Orbitz each filed separate complaints against the other with respect to certain disputes arising under our online agreement with Orbitz. See "Business—Legal Proceedings."

        Although we currently continue to operate under these agreements, it is uncertain as to whether or not these and our other major online travel agencies will not attempt to terminate their respective agreements with us or otherwise move business to another GDS in the future. With this uncertainty, we cannot reliably forecast the volume of such transactions and may experience transaction volume decreases that result in a material adverse effect on our financial condition and operating results.

Neutrality

        We do not own an online travel agency. Unlike our competitors, we have intentionally not pursued a strategy of vertical integration and instead have forged strategic partnerships with leading online travel agencies. Given the highly competitive nature of the travel agency business, we believe our customers value our neutrality. As the shift towards the online travel agency channel continues, we believe the traditional travel agencies will increasingly view the GDS-owned online travel agencies as competitive to their core business. As a result, our neutrality gives us an opportunity to capture additional business from both online and traditional travel agencies. However, to the extent that such agencies are acquired by or become affiliated with one of our competitors, the likelihood of our capturing additional business from those agencies may be reduced and our existing business with those agencies may be at risk.

FASA Credits

        Pursuant to the terms of our founder airline services agreements, or FASAs, we provide FASA credits to Delta and Northwest to be applied against FASA service fee payments due from these airlines to us. The FASA credits are structured and will be applied through June 2012 in scheduled monthly installments up to an aggregate total of approximately $91.7 million to each of Delta and Northwest as of June 30, 2005, and are reflected as reductions of FASA revenue in the corresponding periods. In the event that the monthly FASA credits deliverable by us to Delta or Northwest are more than the FASA service fee payments due from the applicable airline, then we will be obligated to pay such excess to such airline in cash. Pursuant to a recent amendment of our FASA with Delta, Worldspan has the right, at its option, to terminate the FASA credits on or before December 31, 2005, in exchange for a one-time payment from us to Delta in an amount that varies depending upon when

Worldspan elects to make the one-time payment. The one-time payment would be capitalized and amortized as a reduction of FASA revenue in the corresponding periods. See "Liquidity and Capital Resources" for further information on the FASA credits. At this time we cannot predict how the Delta and Northwest bankruptcies may affect the FASAs. The rejection of those agreements in bankruptcy by one or both airlines could have a material adverse effect on our business, financial condition and results of operations. Our agreements with Delta and Northwest provide that we have the right to recoup against our FASA credit obligations service fees owed to us by Delta and Northwest, although Delta and Northwest or other parties in interest in their bankruptcy proceedings may elect to challenge that right. We intend to exercise our recoupment rights for service fees owed to us for the period preceding the Delta and Northwest bankruptcies, although we cannot assure you that the exercise of these rights will not be successfully challenged in bankruptcy court.

Impacts of the Acquisition

        We were initially founded by Delta, Northwest and TWA. Although we were owned by Delta, Northwest and American Airlines (as successor of TWA) since our inception until the Acquisition, we operated as an autonomous entity during that time. The expenses reflected in our historical financial statements do not reflect any allocation of overhead costs incurred by our founding airlines. For the periods following the Acquisition, our expenses changed as a result of the purchase accounting treatment of the Acquisition and the costs associated with financing the Acquisition. Under the rules of purchase accounting, we adjusted the value of our assets and liabilities to their respective estimated fair values, and any excess of the purchase price over the fair market value of the net assets acquired was allocated to goodwill. As a result of these adjustments to our asset basis, our depreciation and amortization expenses increased. In addition, for the periods following the Acquisition, our revenues have been affected by the accounting treatment of our obligation to provide FASA credits and make FASA credit payments under the FASAs with Delta and Northwest. These payments are accounted for as a reduction to our gross information technology services revenues.

Business Segment Summary

        Our revenues are primarily derived from transaction fees paid by our travel suppliers for electronic travel distribution services, and to a lesser extent, other transaction and subscription fees from our information technology services operations:

  •
  Electronic travel distribution revenues are generated by charging a fee per transaction, which is generally paid by the travel supplier, based upon the number of transactions involved in the booking. We record and charge one transaction for each segment of an air travel itinerary (e.g., four transactions for a round-trip airline ticket with one connection each way). We record and charge one transaction for each car rental, hotel, cruise or tour company booking, regardless of the length of time associated with the booking. Fees paid by travel suppliers vary according to the levels of functionality at which they can participate in our GDS. These levels of functionality generally depend upon the type of communications and real-time access allowed with respect to the particular travel supplier's internal systems. Revenues are based on the volume of transactions and are not dependent on the revenue earned by the supplier for that booking. We recognize revenue for airline travel transactions in the month the transactions are processed, net of cancellations processed in that month. Revenues for other types of travel transactions are recognized at the time the booking is used by the traveler. Although the substantial majority of our electronic travel distribution revenues are derived from transaction fees paid by travel suppliers, we have an agreement with Hotwire which does not follow this traditional business model. Under our agreement with Hotwire, we generally derive revenues from a service fee payable by Hotwire (rather than the travel supplier) based upon the number of travel transactions booked.

        Set forth below is a chart illustrating the flow of payments in a typical consumer travel booking processed by us.

1 roundtrip airline ticket (one connection each way)	4 transactions
1 car rental (3 days)	1 transaction
1 hotel reservation (3 days)	1 transaction

6 transactions

*
Transaction and inducement fees are for illustrative purposes only.

  •
  Information technology services revenues are generated by charging a fee for hosting travel supplier inventory, reservations, flight operations and other computer applications within our data center and by providing software development and maintenance services on those applications. Fees paid by travel suppliers are generally based upon the volume of messages processed on behalf of the travel supplier or software development hours performed on the travel supplier's applications. In some cases, we charge fees for access to and usage of certain of our proprietary applications on a per transaction basis. Revenues for information technology services are recognized in the month that the services are provided and are recorded net of the value of the FASA credits earned by Delta and Northwest in the corresponding month.

Our costs and expenses consist of the cost of electronic travel distribution and information technology services revenues, selling, general and administrative expenses and depreciation and amortization:

  •
  Cost of electronic travel distribution revenues consists primarily of inducements paid to travel agencies, technology development and operations personnel, software costs, network costs, hardware leases, maintenance of computer and network hardware, the data center building, help desk and other travel agency support headcount. As our transactions from online travel agencies increase as a percent of our total transactions, we incur additional inducement and technology costs due to the average inducement paid to our large online customers typically exceeding the average inducement that we pay to traditional travel agencies and due to a higher volume of messages processed per transaction in the online channel compared to traditional travel agency transactions. Cost of information technology services revenues consists primarily of technology development and operations personnel, software costs, network costs, hardware leases, depreciation of computer hardware and the data center building, amortization of capitalized software and maintenance of computer and network hardware.

  •
  Selling, general and administrative expenses consist primarily of sales and marketing, labor and associated costs, advertising services, professional fees, a portion of the expenses associated with our facilities, depreciation of computer equipment, furniture and fixtures and leasehold improvements, internal management costs and expenses for finance, legal, human resources and other administrative functions.

Critical Accounting Policies

Allowance for Doubtful Accounts

        We generate a significant portion of our revenues and corresponding accounts receivable from the travel industry and, in particular, the commercial airline industry. As of June 30, 2005, approximately 80.4% of our accounts receivable were attributed to commercial airlines. Our other accounts receivable are generally attributable to other travel suppliers or travel agencies. We evaluate the collectibility of our accounts receivable considering a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific reserve for bad debts against amounts due in order to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off experience and the length of time the receivables are past due. Our collection risk with respect to our air travel suppliers may be mitigated by our participation in industry clearinghouses, which allow for centralized payment of service providers.

        Since 2001, the travel industry has been adversely impacted by a decline in travel. Our customers have been negatively affected by the continuing lower levels of travel activity. Several major airlines are currently experiencing liquidity problems, leading some airlines to seek bankruptcy protection. Other airlines may seek relief through bankruptcy in the future. We believe that we have appropriately considered these and other factors impacting the ability of our travel suppliers and travel agencies to pay amounts owed to us. However, if demand for commercial air travel further softens due to terrorist acts, war, other incidents involving commercial air transport or other factors, the financial condition of our customers may be adversely impacted. If we begin, or estimate that we will begin, to experience higher than currently expected defaults on amounts due us, our estimates of the amounts which we will ultimately collect could be reduced by a material amount. In that event, we would need to increase our reserves for bad debts, which would result in a charge to our earnings.

Booking Cancellation Reserve

        We record revenues for airline transactions processed by us in the month the booking is made. However, if the booking is subsequently cancelled, the transaction fee or fees may be credited or refunded to the airline. Therefore, we record revenues net of an estimated amount reserved to account for cancellations which may occur in a future month. This reserve is calculated based on historical cancellation rates. In estimating the amount of future cancellations that will require us to refund a transaction fee, we assume that a significant percentage of cancellations are followed by an immediate re-booking, without a net loss of revenues. This assumption is based on historical rates of cancellations and re-bookings and has a significant impact on the amount reserved. If circumstances change, such as higher than expected cancellation rates or changes in booking behavior, our estimates of future cancellations could be increased by a material amount, and our revenues could be decreased by a corresponding amount. At June 30, 2005 and December 31, 2004, our booking cancellation reserve was $13.5 million and $8.1 million, respectively. The cancellation reserve increased by $5.4 million during the six months ended June 30, 2005 as a result of the larger inventory of unused bookings in the system due to the seasonality of the bookings. This reserve is sensitive to the number of bookings remaining for future travel periods as of each balance sheet date. For example, if bookings for future travel as of June 30, 2005 had been 10% higher, the reserve balance would have been increased by approximately $1.3 million.

Inducements

        We pay inducements to traditional and online travel agencies for their usage of our GDS. These inducements may be paid at the time of signing a long-term agreement, at specified intervals of time, upon reaching specified transaction thresholds or for each transaction processed by us. Inducements that are payable on a per transaction basis are expensed in the month the transactions are generated.

Inducements paid at contract signing or payable at specified dates or upon the achievement of specified objectives are capitalized and amortized over the expected life of the travel agency contract. Inducements payable upon the achievement of specified objectives are assessed as to the likelihood and amount of ultimate payment and expensed over the term of the contract. If we change our estimate of the inducements to be paid to travel agencies in future periods, based upon developments in the travel industry or upon the facts and circumstances of a specific travel agency, cost of sales will increase or decrease accordingly. In addition, we estimate the recoverability of capitalized inducements based upon the expected future cash flows from transactions generated by the related travel agencies. If we change our estimates for future recoverability of amounts capitalized, cost of sales will increase as the amounts are written-off.

Lease Classification

        We lease our data center facility and a significant portion of our data center equipment. At the inception of each lease agreement, we assess the lease for capitalization based upon the criteria specified in SFAS No. 13, Accounting for Leases. As of June 30, 2005, our liabilities included $64.3 million in outstanding capital lease obligations.

        During 2002, we entered into a five-year agreement with IBM for hardware, maintenance, software and other services. In December 2003, this agreement was amended to, among other changes, extend the term of the original agreement until June 2008. As of June 30, 2005, the minimum payments due under the amended agreement are approximately $177.5 million. The agreement has been accounted for as a multiple-element software arrangement in accordance with Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The total cost of the agreement is allocated to the various products and services obtained based upon their relative fair values at initiation of the arrangement and each element of the arrangement is accounted for separately as either a capital or period cost, depending on its characteristics. The hardware acquired under this agreement is accounted for in accordance with SFAS 13. In addition, SOP 98-1 requires software licensed for internal use to be evaluated in a manner analogous to SFAS 13 for purposes of determining accounting treatment. At June 30, 2005, we had outstanding capital lease obligations of $24.5 million associated with this agreement. Certain other costs associated with the agreement are treated as operating leases and are expensed based upon utilization throughout the term of the agreement.

Long-Lived Assets

        We review all of our long-lived assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If we determine that such indicators are present, we prepare an undiscounted future net cash flow projection for the asset. In preparing this projection, we make a number of assumptions, which include, without limitation, future transaction volume levels, price levels and rates of increase in operating expenses. If our projection of undiscounted future cash flows is in excess of the carrying value of the recorded asset, no impairment is reported. If the carrying value of the asset exceeds the projected undiscounted net cash flows, an impairment is recorded. The amount of the impairment charge is determined by discounting the projected net cash flows.

Goodwill and Other Intangible Assets

        We account for goodwill and other intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires goodwill and some intangible assets to no longer be amortized. In addition, goodwill is tested for impairment at the reporting unit level and intangible assets deemed to have an indefinite life and other intangibles are tested for impairment at least annually, or more frequently if impairment indicators arise. We test for impairment of goodwill and other intangible assets by preparing an undiscounted future net cash flow analysis. In preparing this projection, we make a number of assumptions, which include, without limitation, future transaction volume levels, price levels and rates of increase in operating expenses. If our projection of undiscounted future cash flows is in excess of the carrying value of the recorded asset, no impairment is reported. If the carrying value of the asset exceeds the projected undiscounted net cash flows, an impairment is recorded. The amount of the impairment charge is determined by discounting the projected net cash flows.

Results of Operations

        The following table shows information derived from our consolidated statements of operations expressed as a percentage of revenues for the periods presented.

	Predecessor Basis		Successor Basis
	Year Ended December 31, 2002	Six Months Ended June 30, 2003	Six Months Ended December 31, 2003	Six Months Ended June 30, 2004	Year Ended December 31, 2004	Six Months Ended June 30, 2005
Revenues:
Electronic travel distribution	88.2%	88.8%	92.3%	93.5%	92.8%	92.7%
Information technology services	11.8	11.2	7.7	6.5	7.2	7.3

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0
Operating expenses:
Cost of revenues excluding developed technology amortization	66.2	71.5	74.4	69.1	70.7	68.5
Developed technology amortization	1.7	1.6	2.6	2.2	2.4	2.5

Total cost of revenues	67.9	73.1	77.0	71.3	73.1	71.0
Selling, general and administrative expenses	19.9	16.3	16.9	13.2	13.7	11.5
Amortization of intangible assets	—	—	4.3	3.7	3.9	3.6

Total operating expenses	87.8	89.4	98.2	88.2	90.7	86.1
Operating income	12.2	10.6	1.8	11.8	9.3	13.9
Total other expense, net	0.6	4.5	5.0	4.1	4.6	16.5

Income (loss) before provision for income taxes	11.6	6.1	(3.2)	7.7	4.7	(2.6)
Income tax expense	0.1	—	0.2	0.1	0.3	0.5

Net income (loss)	11.5%	6.1%	(3.4)%	7.6%	4.4%	(3.1)%

        The following table shows transactions using the Worldspan GDS for the periods presented.

Worldspan Transaction Summary
(in millions)

	Predecessor Basis		Successor Basis
	Year Ended December 31, 2002	Six Months Ended June 30, 2003	Six Months Ended December 31, 2003	Six Months Ended June 30, 2004	Year Ended December 31, 2004	Six Months Ended June 30, 2005
Traditional	116.4	54.1	48.4	55.6	101.0	52.8
Online	75.9	45.0	45.2	51.8	101.5	57.0

Total transactions	192.3	99.1	93.6	107.4	202.5	109.8

Comparison of the Successor Six Months Ended June 30, 2005 and June 30, 2004

Revenues

        Total revenues increased $8.9 million or 1.8% to $506.2 million from $497.3 million for the six months ended June 30, 2005 and 2004, respectively. The increase was attributable to an increase in the volume of transactions processed in the online channel and an increase in subscription-based technology services during the six months of 2005 when compared to the same period in the prior year. This increase was partially offset by lower average fees per transaction and a decrease in the volume of transactions processed in the traditional channel during the period.

        Electronic travel distribution revenues increased $4.4 million or 1.0% to $469.4 million from $465.0 million for the six months ended June 30, 2005 and 2004, respectively. The increase in revenues was attributable to a 5.3 million, or 10.2%, increase in transactions processed in the online channel during the period. This increase in revenues was partially offset by a 1.6% decline in the average fee per transaction processed and a 2.9 million or 5.2% decrease in transactions generated from the traditional channel during the period. The decline in the average fee per transaction when compared to the same period in the prior year is primarily driven by new webfare content agreements executed throughout 2004.

        Information technology services revenues increased $4.5 million or 13.9% to $36.8 million from $32.3 million for the six months ended June 30, 2005 and 2004, respectively. The increase was primarily attributable to a $4.0 million increase in revenue associated with products and services we sell to airlines, which include Worldspan Rapid Reprice, Fares and Pricing and Electronic Ticketing.

Cost of Revenues Excluding Developed Technology Amortization

        Cost of revenues excluding developed technology amortization increased $2.8 million or 0.8% to $346.6 million from $343.8 million for the six months ended June 30, 2005 and 2004, respectively. Cost of revenues excluding developed technology amortization as a percentage of total revenues decreased to 68.5% for the six months ended June 30, 2005 compared to 69.1% for the six months ended June 30, 2004. The $2.8 million increase was primarily driven by higher inducements paid to travel agencies, which was partially offset by lower employee costs and network and communication costs.

        Cost of electronic travel distribution revenues excluding developed technology amortization increased $2.7 million or 0.9% to $303.5 million from $300.8 million for the six months ended June 30, 2005 and 2004, respectively. Cost of electronic distribution revenues excluding developed technology amortization as a percentage of total electronic travel distribution revenue was 64.7% for the six months ended June 30, 2005 and 2004. The increase was primarily attributable to a $23.1 million increase in inducement costs paid to travel agencies, partially offset by $11.0 million decrease in network and communication costs and a $6.2 million decrease in employee and employee-related costs. Inducements increased from the prior year due to increased transactions from online travel agencies, which tend to have higher inducement costs, and increased inducement costs, per transaction for traditional agencies, partially offset by a decline in transactions from traditional travel agencies. Network and communication costs decreased due to the continued migration of traditional travel agencies to third-party owned equipment and networks, the migration of supplier connections to less expensive IP-based connections and the renegotiation of our network and communication contracts with our primary vendors in the first quarter of 2004. Employee related costs declined from prior years due to lower headcount as a result of improved organizational effectiveness and efficiency, partially offset by an increase in outsourcing costs as programming for certain applications and certain travel agency support functions are now performed by third-party vendors.

        Cost of information technology services revenues excluding developed technology amortization increased $0.1 million or 0.2% to $43.1 million from $43.0 million for the six months ended June 30, 2005 and 2004, respectively.

Developed Technology Amortization

        Developed technology amortization ("DTA") increased $1.6 million or 14.5% to $12.6 million from $11.0 million for the six months ended June 30, 2005 and 2004, respectively. DTA was 2.5% of total revenues for the six months ended June 30, 2005 as compared to 2.2% for the six months ended June 30, 2004. The $1.6 million increase was primarily the result of the writedown in the second quarter of certain purchased software to be enhanced and ultimately used in multi-hosting services for smaller carriers. The carrying value of the software was written down as a result of management's decision to pursue other third party solutions as a means to provide these services to smaller carriers as well as management's current evaluation of the current and potential revenue stream, among other factors.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses decreased $7.6 million or 11.6% to $58.2 million from $65.8 million for the six months ended June 30, 2005 and 2004, respectively. The decrease was primarily attributable to a $2.6 million decrease in bad debt expense as a result of a settlement and partial recovery of an outstanding customer balance as well as a decrease in employee costs related to lower headcount from the prior year as a result of our restructuring activities. The settlement agreement with the customer provides for monthly cash payments for the next 12 months or full payment in the event the customer's bankruptcy plan is approved. As a percentage of total revenue, selling, general and administrative expenses declined to 11.5% from 13.2% in the prior year. Excluding the reduction in bad debt expense, selling, general and administrative expenses were 12.0% of total revenue.

Amortization of Intangible Assets

        Amortization of intangible assets was $18.3 million or 3.6% of total revenues for the six months ended June 30, 2005, unchanged from the six months ended June 30, 2004. The intangible assets acquired as a result of the Acquisition are amortized on a straight-line basis over their estimated useful lives and the related amortization is expected to remain constant.

Operating Income

        Operating income increased $12.1 million or 20.7% to $70.6 million from $58.5 million for the six months ended June 30, 2005 and 2004, respectively. As a percentage of total revenue, operating income increased to 13.9% from 11.8% for the six months ended June 30, 2005 and 2004, respectively. The increase is due primarily to an $8.9 million or 1.8% increase in total revenue and a decrease in operating expenses of $3.2 million or 0.7%.

Net Interest Expense

        Net interest expense increased $7.2 million or 34.8% to $27.9 million from $20.7 million for the six months ended June 30, 2005 and 2004, respectively. The increase in net interest expense was primarily related to the increase in debt outstanding that was issued in connection with the Refinancing Transactions (as defined below under the heading "—Liquidity and Capital Resources—Senior Notes") in February 2005.

Net Other Expense

        Net other expense increased $63.2 million to $83.7 million from $20.5 million for the six months ended June 30, 2005 and 2004, respectively. The increase was due to a $55.6 million loss on extinguishment of debt and a $7.2 million increase in net interest expense, both related to the debt issued in connection with the Refinancing Transactions in February 2005.

Income Tax Expense

        Income tax expense increased $2.2 million to $2.5 million from $0.3 million for the six months ended June 30, 2005 and 2004, respectively. The increase is attributable to the implementation of tax planning strategies in our foreign subsidiaries during the first quarter of 2005. The tax planning strategies are causing a transfer in income tax liabilities from WTI to the Partnership as well as reducing the overall taxes ultimately to be paid by the Partnership and WTI.

Net (Loss)/Income

        Net income decreased $53.3 million or 141.4% to a loss of $15.6 million from income of $37.7 million for the six months ended June 30, 2005 and 2004, respectively. The decrease was primarily due to a $55.6 million loss on the extinguishment of debt associated with the Refinancing Transactions, a $7.2 million increase in interest expense associated with the increased debt outstanding that was issued in connection with the Refinancing Transactions, a $2.2 million increase in income tax expense attributable to tax planning strategies implemented in the first quarter of 2005, partially offset by improved operating income.

Comparison of Successor Year Ended December 31, 2004 to the Successor Six Months Ended December 31, 2003 and the Predecessor Six Months Ended June 30, 2003

Revenues

        Total revenues were $944.2 million for the year ended December 31, 2004, a $47.2 million or 5.3% increase from the six months ended December 31, 2003 revenues of $429.5 million and the six months ended June 30, 2003 revenues of $467.5 million. This increase was primarily attributable to higher average fees per transaction and an increase in the volume of transactions processed during 2004 when compared to the same period in the prior year.

        Electronic travel distribution revenues were $876.6 million for the year ended December 31, 2004, a $65.2 million or 8.0% increase from the six months ended December 31, 2003 revenues of $396.5 million and the six months ended June 30, 2003 revenues of $414.9 million. The increase in revenues was largely attributable to a 2.3% higher average fee per air transaction and an 8.3 million or 4.7% increase in transactions generated from air travel suppliers during the period. The increase was also attributable to a 3.9% higher average fee per car and hotel transaction and a 1.7 million or 9.5% increase in the volume of car and hotel transactions processed.

        Information technology services revenues were $67.7 million for the year ended December 31, 2004, a $17.8 million or 20.8% decrease from the six months ended December 31, 2003 revenues of $33.0 million and the six months ended June 30, 2003 revenues of $52.5 million. The decrease was primarily attributable to $16.7 million of FASA credits for the first six months of 2004, which are provided under the terms of the FASAs, for which there was no corresponding credit during the first six months of 2003 and a reduction in certain operating expenses which are passed through to Delta and Northwest.

Cost of Revenues Excluding Developed Technology Amortization

        Cost of revenues excluding developed technology amortization was $667.6 million for the year ended December 31, 2004, a $13.5 million or 2.1% increase from cost of revenues excluding developed technology amortization of $319.6 million for the six months ended December 31, 2003 and $334.5 million for the six months ended June 30, 2003. Cost of revenues excluding developed technology amortization as a percentage of total revenues decreased to 70.7% for the year ended December 31, 2004 compared to 74.4% for the six months ended December 31, 2003 and 71.5% for the six months ended June 30, 2003. The $13.5 million or 2.1% increase was primarily attributable to higher inducements paid to travel agencies, partially offset by lower employee costs, network and communication costs, software expenses and reduction in depreciation on hardware provided to traditional travel agencies.

        Cost of electronic travel distribution revenues excluding developed technology amortization was $581.7 million for the year ended December 31, 2004, a $18.2 million or 3.2% increase from cost of electronic travel distribution revenues excluding developed technology amortization of $275.4 million for the six months ended December 31, 2003 and $288.1 million for the six months ended June 30, 2003. Cost of electronic travel distribution revenues excluding developed technology amortization as a percentage of total revenues changed to 61.6% for the year ended December 31, 2004 compared to 74.4% for the six months ended December 31, 2003 and 61.6% for the six months ended June 30, 2003. The $18.2 million or 3.2% increase was primarily attributable to a 22.8% increase in inducements paid to travel agencies, which was partially offset by an 18.9% decline in employee costs, a 25.5% reduction in network and communication charges, a 21.0% decrease in software costs, and a 9.5% reduction in depreciation, principally on hardware provided to traditional travel agencies. Inducements grew due to the growth in transaction volumes and the continuing shift toward online travel agency transactions, which tend to have higher inducement costs than traditional travel agency transactions. Employee costs declined as a result of the April 2003 workforce reductions. In addition, as part of a cost savings initiative, we reduced the salaries of U.S. and Canadian employees by 5%, which was effective May 1, 2003. We also froze all further benefit accruals under the defined benefit pension plan effective December 31, 2003, which reduced the pension benefits net periodic costs during 2004. Network costs decreased due to migration of customers to Internet-based products rather than dedicated circuits. In addition, during the first quarter of 2004, we renegotiated our network and communication contracts with our primary providers. Software expenses decreased as a result of our exercising our right to terminate agreements with two technology providers, for which there was no corresponding charge during the year ended December 31, 2004. Depreciation on hardware provided to traditional travel agencies decreased due to the decrease in capital expenditures for this type of hardware. As traditional travel agencies purchase their own equipment, our need to continue this capital expenditure decreases.

        Cost of information technology services revenues excluding developed technology amortization was $85.9 million or 9.1% of total revenues for the year ended December 31, 2004, a $4.7 million or 5.2% decrease from cost of information technology services revenues excluding developed technology amortization of $44.2 million, or 10.3% of total revenues, for the six months ended December 31, 2003 and $46.4 million, or 9.9% of total revenues, for the six months ended June 30, 2003. This decrease was primarily caused by the reduced costs attributable to the hosting operations for Delta and Northwest.

Developed Technology Amortization

        Developed technology amortization was $22.3 million or 2.4% of total revenues for the year ended December 31, 2004, a $3.9 million or 21.2% increase from the six months ended December 31, 2003 developed technology amortization of $11.0 million and the six months ended June 30, 2003 developed technology amortization of $7.4 million, or 2.6% and 1.6% of total revenues for the six months ended December, 2003 and the six months ended June 30, 2003, respectively. This increase was a result of the Acquisition. Purchase accounting requires intangible assets to be recorded at their fair value and amortized over their estimated useful lives. The related amortization during 2004 was higher when compared to the same period in the prior year because there was no corresponding amortization during the first six months of 2003.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses were $129.3 million or 13.7% of total revenues for the year ended December 31, 2004, a $19.5 million or 13.1% decrease from the six months ended December 31, 2003 selling, general and administrative expenses of $72.7 million and the six months ended June 30, 2003 selling, general and administrative expenses of $76.1 million, or 16.9% and 16.3% of total revenues for the six months ended December 31, 2003 and the six months ended June 30, 2003, respectively. The decrease was attributable to a decrease in depreciation expense, reduced advertising and promotion activities, decreased utilization of consulting services, and our recording a workforce reduction charge of $2.1 million during the year ended December 31, 2004 as compared to a workforce reduction charge of $4.6 million recorded during the six months ended June 30, 2003. Depreciation expense decreased due to a decline in capital expenditures supporting general administrative functions. Advertising and promotion and consulting costs decreased as a result of our cost savings initiatives. These decreases were offset by a $5.8 million increase to bad debt expense necessitated by the deteriorating financial condition of certain customers and disputes regarding their payment for services. The 2003 workforce reduction, which affected approximately 200 employees, was a result of decreased travel, and related booking volumes, caused by several factors including the war in Iraq, concerns over SARS and the weakened economy. The $4.6 million charge included $4.0 million for the electronic travel distribution segment and $0.6 million for the information technology services segment. The annual labor costs represented by the employees terminated in the 2003 workforce reduction was approximately $11.1 million. We expect that the 2003 workforce reduction will decrease our labor costs in the future, although other factors, including any future expansion of our workforce, will also impact our ongoing labor costs.

Amortization of Intangible Assets

        Amortization of intangible assets was $36.5 million or 3.9% of total revenues for the year ended December 31, 2004, an $18.2 million increase from the six months ended December 31, 2003 amortization of intangible assets of $18.3 million or 4.3% of total revenues. This increase was a result of the Acquisition. Purchase accounting requires intangible assets to be recorded at their fair value and amortized over their estimated useful lives. The related amortization during 2004 was higher when compared to the same period in the prior year since there was no corresponding amortization during the first six months of 2003.

Operating Income

        Operating income was $88.5 million or 9.3% of total revenues for the year ended December 31, 2004, a $31.1 million or 54.2% increase from the six months ended December 31, 2003 operating income of $7.9 million and the six months ended June 30, 2003 operating income of $49.5 million, or 1.8% and 10.6% of total revenues for the six months ended December 31, 2003 and the six months ended June 30, 2003, respectively. The increase in operating income primarily resulted from a 8.0% increase in electronic travel distribution revenues, an 18.9% decrease in employee costs, a 25.5% decrease in network and communication costs, a 21.0% decrease in software expenses, and an 11.5% decrease in depreciation primarily on agency and office equipment, partially offset by a 22.8% increase in inducements paid to travel agencies and increased amortization of the fair value of amortizing intangible assets as a result of the Acquisition.

Net Interest Expense

        Net interest expense was $40.1 million for the year ended December 31, 2004, a $17.1 million increase from the six months ended December 31, 2003 net interest expense of $20.6 million and the six months ended June 30, 2003 net interest expense of $2.4 million. This increase in net interest expense was primarily due to the interest expense associated with the debt issued in connection with the Acquisition.

Income Tax Expense

        Income tax expense attributable to foreign jurisdictions was $3.1 million for the year ended December 31, 2004, a $2.0 million increase from the six months ended December 31, 2003 income tax expense of $1.0 million and the six months ended June 30, 2003 income tax expense of $0.1 million. The increase in income tax expense relates to an increase in the taxable income of our foreign subsidiaries during the year ended December 31, 2004 and the utilization of foreign deferred tax assets of $0.9 million.

Net Income

        Net income was $41.9 million for the year ended December 31, 2004, a $28.2 million increase from the six months ended December 31, 2003 net loss of $14.7 million and the six months ended June 30, 2003 net income of $28.4 million. This increase was primarily as a result of a $31.1 million increase in operating income and a $17.3 million change-in-control expense recorded during the six months ended June 30, 2003, for which there was no corresponding charge during 2004. These amounts were partially offset by a $17.1 million increase in net interest expense associated with the debt issued in connection with the Acquisition, a $5.8 million increase to bad debt expense necessitated by the deteriorating financial condition of certain customers and disputes regarding their payment for services, an increase in income tax expense attributable to our foreign subsidiaries and the utilization of foreign deferred tax assets of $0.9 million.

Comparison of the Successor Six Months Ended December 31, 2003 and the Predecessor Six Months Ended June 30, 2003 to the Predecessor Year Ended December 31, 2002

Revenues

        Total revenues were $467.5 million for the six months ended June 30, 2003 and $429.5 million for the six months ended December 31, 2003, a $17.9 million or 2.0% decrease from 2002 revenues of $914.9 million. This decrease was primarily attributable to a decline in information technology services revenues as a result of the FASA credits.

        Electronic travel distribution revenues were $414.9 million for the six months ended June 30, 2003 and $396.5 million for the six months ended December 31, 2003, a $4.3 million or 0.5% increase from 2002 revenues of $807.1 million. The increase in revenues was largely attributable to a 1.7% increase in the average fee per transaction charged to air travel suppliers for booking activities, which was partially offset by a 0.4% decrease in air booking activities. The increase in electronic travel distribution revenue was also attributable to a 1.4 million or 8.4% increase in the volume of car and hotel transactions processed. The increase in car and hotel transactions was a result of an increase in our online channel. The average fee per transaction charged to car and hotel suppliers increased 2.6% from 2002 to 2003.

        Information technology services revenues were $52.5 million for the six months ended June 30, 2003 and $33.0 million for the six months ended December 31, 2003, a $22.3 million or 20.7% decrease from 2002 revenues of $107.8 million. The decrease was primarily driven by $16.7 million of FASA credits, a 5.8% decrease in software development activities performed for Delta and an 89.8% decline in third-party web site hosting revenue.

Cost of Revenues Excluding Developed Technology Amortization

        Cost of revenues excluding developed technology amortization was $334.5 million for the six months ended June 30, 2003 and $319.6 million for the six months ended December 31, 2003, a $48.3 million or 8.0% increase from 2002 cost of revenues of $605.8 million. Cost of revenues excluding developed technology amortization as a percentage of total revenues increased to 71.5% for the six months ended June 30, 2003 and 74.4% for the six months ended December 31, 2003 compared to

66.2% in 2002. This increase was primarily driven by higher software license fees and inducements paid to travel agencies, partially offset by lower network costs, labor costs and depreciation on hardware provided to traditional travel agencies.

        Cost of electronic travel distribution revenues excluding developed technology amortization was $288.1 million for the six months ended June 30, 2003 and $275.4 million for the six months ended December 31, 2003, a $54.8 million or 10.8% increase from 2002 cost of electronic travel distribution revenues excluding developed technology amortization of $508.7 million. Cost of electronic travel distribution revenues excluding developed technology amortization as a percentage of total revenues increased to 61.6% for the six months ended June 30, 2003 and 64.1% for the six months ended December 31, 2003, compared to 55.6% in 2002. This increase was primarily driven by a 17.5% increase in inducements paid to travel agencies and a 21.7% increase in our license fees for software. These increases were partially offset by a 16.6% reduction in network charges and a 24.0% reduction in depreciation, principally on hardware provided to traditional travel agencies. Inducements grew due to the continuing shift toward online travel agency transactions, which tend to have higher inducement costs than traditional travel agency transactions. Software costs were higher as a result of additional computing capacity added throughout 2003 to support the continued growth of the online channel. Network costs decreased due to migration of customers to Internet-based products rather than dedicated circuits. Depreciation on hardware provided to traditional travel agencies decreased during the period due to the decrease in capital expenditures for this type of hardware. As traditional travel agencies purchase their own equipment, our need to continue this capital expenditure decreases.

        Cost of information technology services revenues excluding developed technology amortization was $46.4 million for the six months ended June 30, 2003 and $44.2 million for the six months ended December 31, 2003 or 9.9% and 10.3% of total revenues for the six months ended June 30, 2003 and December 31, 2003, respectively, a $6.6 million or 6.8% decrease from 2002 cost of information technology revenues excluding developed technology amortization of $97.2 million or 10.6% of total revenues. This decrease was primarily driven by the 5.8% decrease in software development activities for Delta.

Developed Technology Amortization

        Developed technology amortization was $7.4 million for the six months ended June 30, 2003 and $11.0 million for the six months ended December 31, 2003 or 1.6% and 2.6% of total revenues for the six months ended June 30, 2003 and December 31, 2003, respectively, a $3.2 million or 21.1% increase from 2002 developed technology amortization of $15.2 million or 1.7% of total revenues. This increase was a result of the Acquisition. Purchase accounting requires intangible assets to be recorded at their fair value and amortized over their estimated useful lives.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses were $76.1 million for the six months ended June 30, 2003 and $72.7 million for the six months ended December 31, 2003 or 16.3% and 16.9% of total revenues for the six months ended June 30, 2003 and December 31, 2003, respectively, a $33.0 million or 18.2% decrease from 2002 selling, general and administrative expenses of $181.8 million or 19.9% of total revenues. The decrease was primarily driven by lower costs for incentive compensation programs and decreased labor costs as a result of the December 2002 and April 2003 workforce reductions. We recorded restructuring charges of $4.6 million in 2003 and $6.1 million in 2002. The 2003 workforce reduction, which affected approximately 200 employees, was a result of decreased travel, and related booking volumes, caused by several factors including the war in Iraq, concerns over SARS and the weakened economy. The $4.6 million charge included $4.0 million for the electronic travel distribution segment and $0.6 million for the information technology services segment. The annual labor costs represented by the employees terminated in the 2003 workforce reduction is approximately

$11.1 million. We expect that the 2003 workforce reduction will decrease our labor costs in the future, although other factors, including any future expansion of our workforce, will also impact our ongoing labor costs. The 2002 workforce reduction, which affected approximately 130 employees, was a voluntary program offered by us in an effort to reduce labor costs. The annual labor costs represented by the employees terminated in the 2002 workforce reduction is approximately $9.6 million. We expect that the 2002 workforce reduction will decrease our labor costs in the future, although other factors, including any future expansion of our workforce, will also impact our ongoing labor costs. In addition, as part of a cost savings initiative, we reduced the salaries of U.S. and Canada employees by 5%, which was effective May 1, 2003.

Amortization of Intangible Assets

        Amortization of intangible assets was $18.3 million for the six months ended December 31, 2003 or 4.3% of total revenues for the six months ended December 31, 2003, a $18.3 million increase from 2002. This increase was a result of the Acquisition. Purchase accounting requires intangible assets to be recorded at their fair value and amortized over their estimated useful lives.

Operating Income

        Operating income was $49.5 million for the six months ended June 30, 2003 and $7.9 million for the six months ended December 31, 2003, a $54.6 million or 48.8% decrease from 2002 operating income of $112.0 million. Operating income as a percentage of total revenues decreased to 10.6% for the six months ended June 30, 2003 and 1.8% for the six months ended December 31, 2003, compared to 12.2% in 2002. This decrease primarily resulted from a 20.7% decrease in technology services revenues as a result of the FASA credits, a 17.5% increase in inducements paid to travel agencies and amortization of the fair value of amortizing intangible assets.

Net Interest Expense

        Net interest expense was $2.4 million for the six months ended June 30, 2003 and $20.6 million for the six months ended December 31, 2003, a $19.6 million increase from 2002 net interest expense of $3.4 million. This increase in net interest expense was primarily due to the interest expense associated with the debt issued in connection with the Acquisition.

Other, Net

        Other expense, net was $1.5 million for the six months ended June 30, 2003 and $0.01 million for the six months ended December 31, 2003, a $9.3 million increase in expense from 2002 other income, net of $7.8 million. The increase was due to our receipt of proceeds from a legal settlement in 2002.

Income Tax Expense

        Income tax expense attributable to foreign jurisdictions was $0.1 million for the six months ended June 30, 2003 and $1.0 million for the six months ended December 31, 2003, a $0.2 million decrease from 2002 income tax expense of $1.3 million.

Net Income

        Net income was $28.4 million for the six months ended June 30, 2003 and net loss was $14.7 million for the six months ended December 31, 2003, a $91.1 million or 86.9% decline from 2002 net income of $104.8 million. This decrease was primarily as a result of a $54.6 million decrease in operating income and the interest expense associated with the debt issued in connection with the Acquisition.

Quarterly Results

        The following table sets forth our unaudited historical revenues, operating income and net income by quarter during 2003 and 2004 and the first quarter 2005:

	Predecessor Basis		Successor Basis
	Fiscal Year 2003				Fiscal Year 2004				Fiscal Year 2005
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	(Dollars in thousands)
Revenues:
Electronic travel distributions	$206,944	$207,989	$212,916	$183,572	$232,539	$232,487	$217,937	$193,589	$241,958	$227,481
Information technology services	27,401	25,138	16,598	16,376	15,992	16,317	15,851	19,506	18,624	18,150

Total	$234,345	$233,127	$229,514	$199,948	$248,531	$248,804	$233,788	$213,095	$260,582	245,631

Operating income (loss)	$27,254	$22,249	$16,537	$(8,687)	$27,391	$31,113	$24,919	$5,034	$34,991	$35,600
Net income (loss)	25,302	3,112	6,371	(21,071)	16,152	21,513	9,845	(5,647)	(34,062)	18,477

        The travel industry is seasonal in nature. Bookings, and thus transaction fees charged for the use of our GDS, decrease significantly each year in the fourth quarter, primarily in December, due to early bookings by customers for travel during the holiday season and a decline in business travel during the holiday season. The first and second quarters of 2003 were negatively impacted by several events, including the war in Iraq and the outbreak of SARS. In addition, net income for the second quarter was negatively impacted by the $17.3 million change-in-control expense. Information technology services revenue decreased in the third and fourth quarters of 2003 primarily as a result of the FASA credits. Net income decreased in the third and fourth quarters of 2003 primarily as a result of increased amortization of intangible assets and interest expense associated with the debt issued in connection with the Acquisition. Net income decreased in the fourth quarter of 2004 (resulting in a loss for the quarter), in part, as a result of a $5.8 million increase to bad debt expense necessitated by the deteriorating financial condition of certain customers and disputes regarding their payment for services. Net income decreased in the first quarter of 2005 (resulting in a loss for the quarter). The decrease was primarily as a result of a $55.6 million loss on extinguishment of debt partially offset by a $7.6 million increase on operating income. Net income increased in the second quarter of 2005 as a result of improved operating performance, partially offset by higher interest expense associated with the debt incurred from the Refinancing Transactions.

Liquidity and Capital Resources

        Our principal source of liquidity will be cash flow generated from operations, borrowings under capital lease obligations and borrowings under our new senior credit facility (as defined below). Our principal uses of cash will be to fund our planned operating expenditures which include operating expenses, capital expenditures, investments in our current as well as future products and offerings, interest payments on our debt and any mandatory principal payments of our debt. Based on our current level of operations, we believe that our cash flow from operations, available cash of $45.0 million and available borrowings under our new senior credit facility will be adequate to meet our future liquidity needs for at least the next 12 months, although no assurance can be given. Our future operating performance and ability to extend or refinance our indebtedness will be dependent on future economic conditions and financial, business and other factors that are beyond our control. Risk factors that could possibly affect the ability of our internally generated funds include, among other things:

  •
  reduced sales due to declines in transaction volumes or movement of transactions to another GDS,

  •
  acts of global terrorism,

  •
  bankruptcy filings of any of the airlines that comprise a significant portion of our revenues.

        For a more complete discussion of risk factors that might affect the availability of our internally generated funds, see "Risk Factors" included in this prospectus.

        At June 30, 2005, we had cash and cash equivalents of $45.0 million and working capital of $1.9 million as compared to $73.5 million in cash and cash equivalents and working capital of $0.3 million at June 30, 2004. The $28.5 million decrease in cash and cash equivalents was primarily the result of $34.0 million in principal payments made on the new senior credit facility during the second quarter of 2005. We may also continue to use cash flows from operations to retire debt as appropriate, based on market conditions and our desired liquidity and capital structure. On August 1, 2005, we made a $12,000 discretionary principal payment on the New Term Loan (as defined below). The $1.6 million increase in working capital was primarily the result of an increase in operating income and a decrease to the current portion of long-term debt and accrued expenses primarily for inducement related accruals. At December 31, 2004, we had cash and cash equivalents of $100.5 million and working capital of $21.4 million as compared to $43.7 million in cash and cash equivalents and working capital of $(17.7) million at December 31, 2003. The $39.1 million increase in working capital and the $56.8 million increase in cash during the year were primarily the result of an increase in net income and non-cash adjustments to net income. In addition, working capital was negative at December 31, 2003 since we distributed $110.0 million to our founding airlines during the first six months of 2003, causing our cash and cash equivalents balance to decrease significantly. At December 31, 2002, we had cash and cash equivalents of $132.1 million and working capital of $62.8 million. The $80.5 million decrease in working capital and the $88.4 million decrease in cash from 2002 to 2003 were primarily driven by a decrease in net income and the $110.0 million distribution to our founding airlines during 2003.

        Historically, we have funded our operations through internally generated cash. We generated cash from operating activities of $73.0 million and $90.4 million for the six months ended June 30, 2005 and 2004, respectively. The $17.4 million decrease in cash provided by operating activities during the first six months of 2005 as compared to the first six months of 2004 primarily resulted from a $53.3 million decrease in net income and a $19.0 million decrease for changes in operating assets and liabilities, partially offset by an increase in non-cash and cash charges of $54.8 million, primarily related to the Refinancing Transactions. We generated cash from operating activities of $149.4 million for 2004 as compared to $50.9 million for the six months ended December 31, 2003 and $41.0 million for the six months ended June 30, 2003. The $57.5 million increase in cash provided by operating activities during 2004 as compared to 2003 primarily resulted from a $28.1 million increase in net income, a $20.5 million increase in non-cash items and an $9.6 million increase for changes in operating assets and liabilities. The increase in non-cash items during the period was primarily the result of a $22.2 million increase in amortization on intangible assets, a $2.1 million increase in amortization of debt issuance costs and a $2.6 million increase in stock-based compensation expense. We generated cash from operating activities of $186.7 million for 2002. The $94.8 million decrease in cash provided by operating activities during 2003 as compared to 2002 primarily resulted from a $91.1 million decrease in net income and the decrease in working capital.

        We used cash for investing activities of approximately $6.5 million and $8.0 million in the six months ended June 30, 2005 and 2004, respectively. The $1.5 million decrease in cash used for investing activities during the first six months of 2005 as compared to the first six months of 2004 primarily resulted from a decrease in capital expenditures. The decline in capital expenditures during 2005 as compared to 2004 primarily resulted from decreased purchases of agency equipment. We used cash for investing activities of approximately $8.6 million for the year ended December 31, 2004 as compared to $17.3 million for the six months ended December 31, 2003 and $5.2 million for the six months ended June 30, 2003. The decrease in cash used for investing activities during 2004 as compared to 2003 primarily resulted from a decrease in capital expenditures and proceeds realized on the sale of an investment in September 2004. The decline in capital expenditures during 2004 as compared to 2003 primarily resulted from decreased purchases of internal equipment. We used cash for investing activities of approximately $15.2 million in 2002. The increase in cash used for investing activities during 2003 as compared to 2002 primarily resulted from increased purchases of computer hardware.

        We used cash for financing activities of approximately $122.0 million and $52.7 million in the six months ended June 30, 2005 and 2004, respectively. The $69.3 million increase in cash used for financing activities during the first six months of 2005 as compared to the first six months of 2004 primarily resulted from the Refinancing Transactions in February 2005. To finance the redemption of the WTI Preferred Stock and the payment of the Consent Fee (as defined below under the heading "—Use of Proceeds"), we distributed $375.7 million and $8.6 million, respectively, to WTI. In addition, WTI redeemed the Delta subordinated note in January 2005 and we distributed $36.1 million to WTI to finance this transaction. We used cash for financing activities of approximately $84.0 million for the year ended December 31, 2004 as compared to $33.8 million for the six months ended December 31, 2003 and $124.0 million for the six months ended June 30, 2003. The decrease in cash used for financing activities during 2004 as compared to 2003 primarily resulted from a $110.0 million decrease in distributions to our founding airlines, partially offset by $55.5 million of payments made with respect to the senior credit facility. We used cash for financing activities of $125.4 million in 2002. The increase in cash used for financing activities during 2003 as compared to 2002 primarily resulted from a $10.0 million increase in distributions to our founding airlines, $12.0 million of payments associated with the senior credit facility, and transaction costs associated with the Acquisition.

Senior Credit Facility

        In June 2003, we entered into a senior credit facility, referred to herein as our "old senior credit facility," with a syndicate of financial institutions as lenders. In February 2005 we entered into a new credit agreement that made available a new senior credit facility, referred to herein as our "new senior credit facility," with a syndicate of financial institutions as lenders, consisting of a revolving credit facility of $40.0 million and a term loan facility (the "New Term Loan") of $450.0 million, and extinguished and terminated all obligations then existing under the old senior credit facility. The old senior credit facility provided for aggregate borrowings by us of up to $175.0 million, consisting of:

  •
  a four-year revolving credit facility of up to $50.0 million in revolving credit loans and letters of credit which is available until June 30, 2007, and

  •
  a four-year term loan facility of $125.0 million which matures on June 30, 2007.

        We borrowed $125.0 million under the old credit facility's term loan facility in connection with the Acquisition. The revolving credit facility was available for working capital and general corporate needs.

        The new senior credit facility consists of:

  •
  a five-year revolving credit facility of up to $40.0 million in revolving credit loans with a $15.0 million sublimit for letters of credit and a $5.0 million sublimit for swing line loans, and

  •
  the New Term Loan

        Obligations under the old senior credit facility and the guarantees were secured by, and obligations under our new senior credit facility and the guarantees are secured by:

  •
  a perfected first priority security interest in all of our tangible and intangible assets and all of the tangible and intangible assets of WTI and each of the other guarantors of the new senior credit facility, subject to customary exceptions, and

  •
  a pledge of (i) all of the membership interests of WS Holdings LLC owned by WTI, (ii) all of our partnership interests owned by WTI and WS Holdings LLC, (iii) all of the capital stock of our domestic subsidiaries and some of our foreign subsidiaries and (iv) 65% of the capital stock of other of our first-tier foreign subsidiaries.

        Borrowings under the old senior credit facility bore interest at a rate equal to, at our option:

  •
  a base rate generally defined as the sum of (i) the higher of (x) the prime rate (as quoted on the British Banking Association Telerate Page 5) and (y) the federal funds effective rate, plus one half percent (0.50%) per annum) and (ii) an applicable margin, or

  •
  a LIBOR rate generally defined as the sum of (i) the rate at which euro deposits for one, two, three or six months (as selected by us) are offered in the interbank euro market as set forth on page 3750 of the Dow Jones Telerate Screen and (ii) an applicable margin.

        The initial applicable margin for the base rate revolving loans under the old senior credit facility was 2.75% and the applicable margin for the euro revolving loans was 3.75%. The applicable margin for the loans was subject to reduction based upon the ratio of our consolidated total bank debt to consolidated EBITDA. We also were required to pay a commitment fee of 0.50% per annum on the difference between committed amounts and amounts actually utilized under the revolving credit facility. Fees for letters of credit under the old senior credit facility were based on the face amount of each letter of credit outstanding multiplied by to the applicable margin for LIBOR borrowings under the revolving credit facility and were payable quarterly in arrears. In addition, we were required to pay each letter of credit bank a fronting fee to be determined based upon the face amount of all outstanding letters of credit issued by it.

        Our borrowings under the new senior credit facility will be subject to quarterly interest payments with respect to loans bearing interest at the base rate described below or at the end of each one, two, three or six month interest period for loans bearing interest at the LIBOR rate described below and bear interest at a rate which, at our option can be either:

  •
  a base rate generally defined as the sum of (i) the highest of (x) the administrative agent's prime rate, (y) the federal funds effective rate, plus one half percent (0.50%) per annum and (z) the certificate of deposit rate, plus one half percent (0.50%) per annum and (ii) an applicable margin, or

  •
  a LIBOR rate generally defined as the sum of (i) the rate at which euro deposits for one, two, three or six months (as selected by us) are offered in the interbank euro market as set forth on page 3750 of the Dow Jones Telerate Screen and (ii) an applicable margin.

        The initial applicable margin for base rate loans under the new senior credit facility is 1.75% and the applicable margin for LIBOR rate loans is 2.75%.

        For the remaining six months of 2005, assuming mandatory scheduled payments only and using a LIBOR rate of 2.79%, we expect the cash principal and interest payments related to the $450.0 million borrowed under the New Term Loan to be $2.0 million and approximately $11.5 million, respectively. The actual amounts to be paid for cash principal and interest during 2005 may differ significantly from these amounts depending on the LIBOR rate in effect at the time and any discretionary payments that we may elect to make during the year.

        The old senior credit facility required us to meet financial tests, including without limitation, a minimum fixed charge coverage ratio, a minimum interest coverage ratio, a maximum senior secured leverage ratio and a maximum total leverage ratio. Our new senior credit facility also requires us to meet financial tests, including without limitation, a minimum interest coverage ratio and a maximum total leverage ratio. In addition, the old senior credit facility contained, and our new senior credit facility contains customary covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, capital expenditures, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in a senior credit facility. As of June 30, 2005, we were in compliance with the applicable covenants.

Senior Notes

        On June 30, 2003, we issued $280.0 million aggregate principal amount of 9 5/8% Senior Notes Due 2011, referred to herein as the "old senior notes." Interest on the old senior notes accrues at 9 5/8% per annum. As part of our issuance of $300.0 million in aggregate principal amount of Senior Second Lien Secured Floating Rate Notes due 2011, referred to herein as the "new senior secured notes," and the refinancing of our old senior credit facility with our $490.0 million new senior credit facility (collectively, the "Refinancing Transactions"), in February 2005 we consummated a tender offer for and consent solicitation relating to our old senior notes. As a result of this tender offer and consent solicitation, we repurchased more than 99 1/2% of the total aggregate principal amount of $280.0 million of old senior notes previously outstanding, received the requisite consents from the holders of the old senior notes with respect to the consent solicitation and executed a supplemental indenture that eliminated substantially all of the restrictive covenants and certain default provisions in the indenture governing the remaining outstanding old senior notes. The supplemental indenture became effective on February 11, 2005 upon our acceptance for payment of a majority in principal amount of the outstanding old senior notes tendered.

        On February 11, 2005, we issued $300.0 million in aggregate principal amount of new senior secured notes, secured on a second priority basis by substantially all of our assets, the assets of WS Financing Corp. ("WS Financing") and those of our guarantor subsidiaries. Interest on the new senior secured notes accrues at a rate equal to three-month LIBOR, which will be reset quarterly, plus 6.25%.

        On March 4, 2005, we entered into an interest rate swap with a notional amount that will start at $508.4 million on November 15, 2005 and amortize on a quarterly basis to $102.2 million at November 15, 2008. The reset dates on the swap are February 15, May 15, August 15 and November 15 each year until maturity on November 15, 2008. This agreement, which has been designated as a cash flow hedge, will be used to convert the variable component of interest rates on certain indebtedness to a fixed rate of 4.3%. As of June 30, 2005, the fair value of the interest rate swap was recorded as a liability in the amount of $2.4 million.

        We cannot redeem the remaining old senior notes before June 15, 2007. There is currently $0.5 million aggregate principal amount of old senior notes outstanding.

        The old senior notes are unsecured senior obligations, are equal in right of payment to all of our existing and future unsecured senior debt, and are senior in right of payment to all of our future subordinated debt. The new senior secured notes are secured on a second priority basis by substantially all of our assets, the assets of WS Financing and those of our guarantor subsidiaries. Each of the old senior notes and the new senior secured notes are guaranteed by each subsidiary guarantor (as defined in the indenture governing the old senior notes or the new senior secured notes, as applicable).

        If we experience a change of control (as defined in the indenture governing the old senior notes or the new senior secured notes, as applicable), each holder of old senior notes and new senior secured notes may require us to repurchase all or any portion of the holder's notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

        The indenture governing the old senior notes contained, and the indenture governing the new senior secured notes contains, certain covenants that, among other things, limit (i) the incurrence of additional debt by us and certain of our subsidiaries, (ii) the payment of dividends and the purchase, redemption or retirement of capital stock or subordinated indebtedness, (iii) investments, (iv) certain transactions with affiliates, (v) sales of assets, including capital stock of subsidiaries and (vi) certain consolidations, mergers and transfers of assets. As of June 30, 2005, we were in compliance with the applicable covenants. The indenture governing the old senior notes prohibited, and the indenture governing the new senior secured notes prohibits, certain restrictions on distributions from certain subsidiaries.

Use of Proceeds

        The net proceeds to us from the sale of the new senior secured notes and the closing of the new senior credit facility, along with available cash, were used to (i)(a) repay approximately $58.0 million due under the old senior credit facility, and (b) terminate all commitments then outstanding under the old senior credit facility, (ii) accept for purchase pursuant to the cash tender offer for any and all of our's and WS Financing's outstanding old senior notes of which $279.5 million of old senior notes were validly tendered prior to the consent date (more than 99 1/2% of the total aggregate principal amount of $280.0 million of old senior notes previously outstanding), and pay those holders the total purchase price of $1,171.64, including a consent payment related to the solicitation of the holders' consent to the elimination of substantially all of the covenants contained in the indenture related to the old senior notes, for each $1,000.00 principal amount of old senior notes tendered in accordance with the cash tender offer plus, accrued and unpaid interest on the old senior notes, for an aggregate total purchase price of $331.4 million and accept for purchase and pay for additional old senior notes tendered after February 4, 2005 but prior to February 22, 2005, the expiration time of the tender offer, and pay those holders the purchase price of $1,141.64 for each $1,000.00 principal amount of old notes tendered in accordance with the cash tender offer for an aggregate purchase price of $0.2 million, (iii) redeem 100% of the outstanding WTI Preferred Stock, at a redemption price equal to the face amount of the WTI Preferred Stock plus accrued and unpaid dividends thereon (including Additional Dividends (as defined in WTI's Amended and Restated Certificate of Incorporation)) to the redemption date for a total redemption price of approximately $375.7 million, (iv) pay the Consent Fee (as defined below) to the Funds (as defined below) and (v) pay fees and expenses related to the Refinancing Transactions.

        In addition, in connection with the Refinancing Transactions, on February 16, 2005, WTI, CVC Capital Funding, LLC ("CVC Capital") and Citicorp Mezzanine III, L.P. ("CMIII," and together with CVC Capital, the "Funds") entered into an Exchange Agreement (the "Exchange Agreement"). In connection with the closing under the Exchange Agreement, WTI issued $43.6 million aggregate principal amount of its new Subordinated Notes due 2013 (the "Holdco Notes") to the Funds and paid $0.4 million in accrued and unpaid interest in exchange for the surrender and cancellation by the Funds of all of the obligations owing by WTI to the Funds under each Fund's interest in that certain Subordinated Note (the "Seller Note"), dated as of June 30, 2003, made by WTI in favor of American Airlines, Inc. (which was subsequently transferred in part to each of the Funds). WTI also paid the Funds a total of $8.6 million as a consent fee (the "Consent Fee") in return for the approval by the Funds of the Refinancing Transactions and the replacement of the Seller Note with the Holdco Notes.

        Also in connection with the Refinancing Transactions, on February 16, 2005, we entered into an amendment to our Advisory Agreement with WTI to terminate all advisory and other fees payable under that agreement as of January 1, 2005 in return for a prepayment of $7.7 million payable on or before December 15, 2005. In addition, WTI entered into an amendment to its Advisory Agreement with CVC Management LLC to terminate all advisory and other fees payable under that agreement as of January 1, 2005 in return for a prepayment of $4.6 million payable on or before December 15, 2005. Also, on February 16, 2005, WTI filed a Certificate of Amendment of its Amended and Restated Certificate of Incorporation, effective as of the date of filing, with the Secretary of State of the State of Delaware to, among other things, terminate the special dividends payable to holders of the Class B Common Stock of WTI in return for a prepayment of $3.1 million payable on or before December 15, 2005.

Capital Lease Obligations

        We lease equipment and software under capital lease obligations. As of June 30, 2005, our obligations under capital leases totaled $64.3 million. The interest rate used in computing the present value of the minimum lease payments ranges from approximately 4.0% to 12.0% depending on the asset being leased.

        Future minimum lease payments under non-cancelable capital leases at December 31, 2004 are as follows:

(Dollars in thousands)
2005	$24,541
2006	21,878
2007	13,090
2008	6,933
2009	3,333
Thereafter	42,214

Total	111,989
Less amount representing interest	(38,540)

Present value of net minimum lease payments	73,449
Less current maturities	(19,370)

Long-term maturities	$54,079

Subordinated Notes

        As part of the Acquisition, WTI issued to American Airlines and Delta subordinated seller notes, referred to herein as the "subordinated seller notes", in the original principal amounts of $39.0 million and $45.0 million, respectively, which were scheduled to mature on July 31, 2012. In March 2004, affiliates of CVC acquired from American Airlines the $39.0 million subordinated seller note originally issued to American Airlines, together with the right to receive all accrued and unpaid interest thereon. Thereafter, pursuant to the terms of the subordinated seller note, WTI paid cash interest to these affiliates of CVC in the aggregate amount of approximately $2.0 million and was obligated to issue additional notes to such affiliates in lieu of cash interest in the aggregate principal amount of $2.9 million, in each case, for the year ended 2004. In January 2005, WTI redeemed the Delta subordinated note, along with all additional notes issued or issuable in lieu of cash interest payments, for an aggregate payment of $36.1 million. As a result of this redemption, the Delta subordinated seller note was cancelled. In February 2005, in connection with the Refinancing Transactions, WTI issued $43.6 million aggregate principal amount of its new Subordinated Notes due 2013, referred to here in as the "holding company notes", to two affiliates of CVC, CVC Capital Funding, LLC and Citicorp Mezzanine III, L.P. ("CMIII" and together with CVC Capital, the "Funds") and paid $0.4 million in accrued and unpaid interest in exchange for the surrender and cancellation by the Funds of all of the obligations owing by WTI to the Funds under each Fund's interest in the remaining American subordinated seller note.

        The holding company notes and subordinated seller notes are not direct debt obligations of the Partnership. As long as we are not in default under the new senior credit facility, we expect to be permitted to disburse funds to WTI sufficient to pay cash interest of up to 12% for the holding company notes. Under the old senior credit facility, we were permitted to disburse funds to WTI sufficient to pay the 5% cash interest component of the seller subordinated notes. During the six months ended June 30, 2005 and 2004, we distributed $2.1 million and $2.2 million, respectively, to WTI for this purpose. The holding company notes are, and the subordinated seller notes were, unsecured obligations of WTI contractually and structurally subordinated to our new senior secured notes and our new senior credit facility, or our old senior notes and our old senior credit facility, as applicable, and structurally subordinated to all of our other debt. The subordinated seller note originally issued to American Airlines bore interest at an annual rate equal to 12.0% and the subordinated seller note originally issued to Delta bore interest at an annual rate equal to 10.0%.

FASAs

        Pursuant to the terms of the FASAs, we provide FASA credits to Delta and Northwest to be applied against FASA service fee payments due from these airlines to us. The FASA credits are structured and will be applied through June 2012 in an amount up to an aggregate total of $91.7 million to each of Delta and Northwest as of June 30, 2005, and are reflected as reductions to our FASA revenues in the corresponding periods. The FASA credits are provided to Delta and Northwest in monthly installments, with an annual amount of $16.7 million scheduled to be provided to each of these founding airlines during the first six years of the respective FASA term, an annual amount of $9.2 million scheduled to be provided to each of these founding airlines during the seventh and eighth years of the respective FASA term and an annual amount of $6.7 million scheduled to be provided to each of these founding airlines during the ninth year of the respective FASA term. In the event that the monthly FASA credits deliverable by us to Delta or Northwest are more than the FASA service fee payments due from the applicable airline, then we will be obligated to pay such excess to such airline in cash. Pursuant to a recent amendment of our FASA with Delta, Worldspan has the right, at its option, to terminate the FASA credits to Delta on or before December 31, 2005, in exchange for a one-time payment from us to Delta in an amount that varies depending upon when Worldspan elects to make the one-time payment. The one-time payment would be capitalized and amortized as a reduction of FASA revenue in the corresponding periods.

        Delta or Northwest may terminate its FASA due to a failure by us to satisfy the mainframe processing time, system availability or critical production data performance standards under that agreement (which represent performance standards which we have historically met under our predecessor services agreements with Delta and Northwest). Furthermore, such a termination by Delta or Northwest of its FASA constitutes an event of default under our new senior credit facility. In the event that the event of default is waived by the applicable lenders under our senior credit facilities (as defined in the subordination agreement executed by the founding airlines) or our senior credit facilities are no longer outstanding, then any remaining FASA credits deliverable by us to the terminating airline will not be provided according to the initial nine year schedule specified above and will instead be payable in cash to such airline as and when, and only to the extent that, we are permitted to make such payments as "Restricted Payments" under the restricted payment covenant test contained in the indenture governing our old senior notes and the new senior secured notes. If a FASA is otherwise terminated in accordance with its terms prior to the expiration of its term, such as a termination by either Delta or Northwest without cause, or is rejected by Delta or Northwest in bankruptcy, then the obligation to provide the remaining FASA credits or to make the remaining FASA credit payments then deliverable or payable to the airline under the applicable FASA will terminate. Our obligations to provide FASA credits or to make the FASA credit payments will not terminate if either or both of Delta and Northwest reduce or cease operations in a way that reduces or eliminates the amount of airline services either founding airline obtains under the FASAs, although an airline's failure to comply with its software development minimum and exclusivity obligations would constitute a breach of its agreement. If we terminate a FASA other than as expressly permitted by the agreement, then we will be obligated to provide the scheduled FASA credits to the applicable airline by way of a monthly cash payment rather than applying the FASA credits against FASA service fee payments due from the airline. In the event that the monthly FASA credits deliverable by us to Delta or Northwest are more than the FASA service fee payments due from the applicable airline, then we will be obligated to pay such excess to such airline in cash. In the event of our bankruptcy or insolvency, holders of our senior debt (as defined in the subordination agreement executed by the founding airlines), including the old senior notes and the new senior secured notes, will be entitled to receive payments in full in cash before we may make any FASA credit payments in cash. In that event, Delta and Northwest will, however, retain their rights to apply the scheduled FASA credit payments against their obligations to pay us fees for our services under the FASAs. In the event that we wrongfully terminate a FASA, we will remain obligated to deliver the FASA credits to the applicable airline by paying the credit amounts to the applicable airline in cash on a monthly basis according to the nine-year schedule described above. However, if we reject a FASA in a bankruptcy of the company, our FASA credit payment obligations to the applicable airline will match the obligations described above in a termination of a FASA by such airline due to our failure to satisfy performance standards. Any FASA credit payment obligations by us to an airline in such a bankruptcy will be subordinated to our senior debt (as defined in the subordination agreement executed by the founding airlines), including the old senior notes and the new senior secured notes. Our agreements with Delta and Northwest provide that we have the right to recoup against our FASA credit obligations service fees owed to us by Delta and Northwest, although Delta and Northwest or other parties in interest in their bankruptcy proceedings may elect to challenge that right. We intend to exercise our recoupment rights for service fees owed to us for the period preceding the Delta and Northwest bankruptcies, although we cannot assure you that the exercise of these rights will not be successfully challenged in bankruptcy court.

Taxes

        Because we are a limited partnership, our partners will owe taxes on all of the income that we generate in the United States. We expect that WTI will cause us to make distributions to it from time to time sufficient to cover all income taxes owed by WTI. Under the terms of our senior credit facility and the indentures governing our old senior notes and the new senior secured notes, we are specifically permitted to make these tax distributions.

        We implemented various tax planning strategies in our foreign subsidiaries during the first quarter of 2005. The tax planning strategies will cause a transfer in tax liabilities from WTI to us as well as reduce the overall taxes paid by us and WTI. We believe these strategies will reduce the overall tax obligations of the Partnership and WTI and thus will lower distributions to WTI for income taxes. During 2005, we do not expect to make any tax distributions to WTI.

IBM Agreement

        In 2002, we entered into a five year agreement with IBM for hardware currently deployed in our data center, future hardware requirements, TPF license fees and other software products, equipment maintenance and various other services. In December 2003, this agreement was amended to, among other changes, extend the term of the original agreement until June 2008. Prior to entering into this agreement, we routinely acquired many of these products and services from IBM under separate agreements with varying terms and conditions. This agreement bundles these products and services together for one discounted price and, at December 31, 2004, requires minimum payments aggregating approximately $204.2 million over the term of the agreement, with $58.3 million, $60.7 million, $59.3 million and $25.9 million payable in 2005, 2006, 2007 and 2008, respectively. In the event we are unable to renegotiate a new agreement with IBM or another third party with similarly discounted prices, our costs for these services could increase.

Capital Expenditures

        Capital expenditures for property and equipment, including both purchased assets and assets acquired under capital leases, as well as capitalized software, totaled $7.0 million for the six months ended June 30, 2005, a decrease of $22.3 million from capital expenditures of $29.3 million for the six months ended June 30, 2004. We have estimated approximately $26.8 million for capital expenditures in 2005, which relates to normal growth in capacity requirements and routine replacement of older equipment.

        Capital expenditures for property and equipment, including both purchased assets and assets acquired under capital leases, as well as capitalized software, totaled $38.6 million for 2004, a decrease of $13.7 million from capital expenditures of $52.3 in 2003. The decrease from 2003 to 2004 was principally due to a reduction in purchases of equipment for internal use. Capital expenditures totaled $56.5 million for 2002. The $4.2 million decrease in capital expenditures from 2002 to 2003 was primarily due to a reduction in capital leases entered into for mainframe equipment, offset by an increase in purchases of bundled software products and purchases of equipment for internal use.

Contractual Obligations

        The following table summarizes our future minimum non-cancelable contractual obligations (including interest) at December 31, 2004.

	Payments Due by Period
	Total	2005	2006 to 2007	2008 to 2009	2010 and Beyond
	(Dollars in thousands)
Long-term debt	$519,329	$42,666	$102,338	$53,900	$320,425
Capital lease obligations	111,988	24,541	34,968	10,265	42,214
Operating leases	201,820	50,935	98,087	29,726	23,072
Other long-term obligation	167,670	20,330	43,721	29,872	73,747

Total contractual obligations	$1,000,807	$138,472	$279,114	$123,763	$459,458

        In March 2004, we entered into an agreement to purchase data network services for our U.S. and Canadian offices and travel agency customers that expires in 2007. In addition, the agreement includes voice services for our U.S. and Canadian offices. At December 31, 2004, the minimum commitment over the remaining term of the agreement was $19.2 million.

Off-Balance Sheet Arrangements

        At June 30, 2005 and December 31, 2004, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Effect of Inflation

        Inflation generally affects us by increasing our costs of labor, equipment and new materials. We do not believe that inflation has had any material effect on our results of operations during fiscal years 2003 and 2004 and the six months ended June 30, 2005.

Subsequent Events

        On July 20, 2005, the Partnership announced a reduction in force of approximately 70 employees. The reduction was the result of improved organizational efficiency and the outsourcing of programming for certain applications. The Partnership will record a charge for severance and benefits in the third quarter of 2005 of approximately $1.2 million. We anticipate these obligations to be paid in the third and fourth quarters of 2005 through internally generated funds.

        In September 2005, Delta and Northwest, both significant suppliers of ours, entered bankruptcy protection. These bankruptcy filings are in their preliminary stages and we cannot currently predict the implications of these bankruptcy filings to us. At the present time we continue to operate under various commercial agreements with these two airlines. Delta and Northwest represented 18% and 10% of our revenues, respectively for the six month period ended June 30, 2005. As of June 30, 2005, under our two principal commercial agreements with these two airlines, we had billed accounts receivable from Delta and Northwest in the amount of $35.9 million. To date, we have received payment for 99% of the amount then outstanding. Therefore, we do not believe that any adjustment is necessary to the amounts recorded in our financial statements as of and for the period ended June 30, 2005.

        At the time of their bankruptcy filings, under our two principal commercial agreements with these two airlines we had billed and unbilled accounts receivable from Delta and Northwest in the amount of $22.8 million and $20.6 million, respectively. Since the time of these bankruptcy filings, we have received payments under these agreements, collectively, of $11.4 million, such that our pre-petition accounts receivable due from Delta and Northwest is presently $32.0 million. These receivables are related to services provided in the third quarter of 2005. We are currently analyzing whether any adjustment to our results for the third quarter of 2005 is necessary as a result of these bankruptcy filings. Given the early stage of the bankruptcy filings, it is possible that additional facts could become known that, along with the review currently underway in connection with our third quarter Form 10-Q filing, could affect our assessment of the collectibility of any outstanding accounts receivable from Delta and Northwest. This analysis will be completed in connection with the filing of our Form 10-Q for the third quarter. At the present time we are not yet in a position to ultimately determine the collectibility of these receivables, including whether any charge to earnings in the third quarter or future quarters will be required, or whether payments previously made to us will be challenged or unwound in the bankruptcy proceedings.

        In September 2005, we and Orbitz each filed separate complaints against the other with respect to certain disputes arising under our online agreement with Orbitz. See "Business—Legal Proceedings." Orbitz is one of our largest online travel agency customers and represented 9% of our transaction volume for the six month period ended June 30, 2005.

        In the third quarter of 2005, the Partnership made discretionary principal payments of $32.0 million and a mandatory principal payment of $1.0 million on the New Term Loan.

Recently Issued Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, Share-Based Payment. The Statement requires an entity to measure cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award-the requisite service period. The Partnership does not believe SFAS 123R will have significant impact on the Partnership's consolidated financial position or results of operation. SFAS No. 123(R) will become applicable to us beginning January 1, 2006.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154") which supersedes APB Opinion No. 20, "Accounting Changes" and SFAS No. 3 "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 changes the requirements for accounting for and reporting of changes in accounting principle. The statement requires the retroactive application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS No. 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in accounting estimate. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Partnership does not believe SFAS No. 154 will have a significant impact on our consolidated financial position or results of operations.

Quantitative And Qualitative Disclosures About Market Risk

        Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in interest rates, foreign exchange rates and equity prices. Changes in these factors could cause fluctuations in the results of our operations and cash flows. In the ordinary course of business, we are exposed to foreign currency and interest rate risks. These risks primarily relate to the sale of products and services to foreign customers and changes in interest rates on our long-term debt.

Foreign Exchange Rate Market Risk

        We consider the U.S. dollar to be the functional currency for all of our entities. Substantially all of our net sales and the majority of our expenses in 2002, 2003, and 2004 were denominated in U.S. dollars. Therefore, foreign currency fluctuations did not materially impact our financial results in those periods. We have foreign currency exposure arising from the translation of our foreign subsidiaries' financial statements into U.S. dollars. The primary currencies to which we are exposed to fluctuations include the euro and the British pound sterling. The fair value of our net foreign investments would not be materially affected by a 10% adverse change in foreign currency exchange rates from December 31, 2002, 2003, 2004 or June 30, 2005 levels.

Interest Rate Market Risk

        Our old senior credit facility was, and our new senior credit facility is variable rate debt. Interest rate changes therefore generally do not affect the market value of such debt but do impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant. As of June 30, 2005, we had variable rate debt of approximately $715.0 million. Holding other variables constant, including levels of indebtedness, a one hundred basis point increase in interest rates on our variable debt would have an estimated impact on 2005 pre-tax earnings and cash flows of approximately $7.2 million. Under the terms of our old senior credit facility, we were required to have at least 50% of our total indebtedness subject to either a fixed interest rate or interest rate protection for a period of not less than three years.

        On March 4, 2005, we entered into an interest rate swap with a notional amount that will start at $508.4 million on November 15, 2005 and amortize on a quarterly basis to $102.2 million at November 15, 2008. The reset dates on the swap are February 15, May 15, August 15 and November 15 each year until maturity on November 15, 2008. This agreement, which has been designated as a cash flow hedge, will be used to convert the variable component of interest rates on certain indebtedness to a fixed rate of 4.3%. As of June 30, 2005, the fair value of the interest rate swap was recorded as a liability in the amount of $2.4 million.

BUSINESS

        We are a provider of mission-critical transaction processing and information technology services to the global travel industry. Globally, we are the largest transaction processor for online travel agencies, having processed 63% of all global distribution system, or GDS, online air transactions during the twelve months ended June 30, 2005. In the United States (the world's largest travel market), we are the second largest transaction processor for travel agencies, accounting for 32% of GDS air transactions and over 66% of online GDS air transactions processed during the twelve months ended June 30, 2005. We provide subscribers (including traditional travel agencies, online travel agencies and corporate travel departments) with real-time access to schedule, price, availability and other travel information and the ability to process reservations and issue tickets for the products and services of approximately 800 travel suppliers (such as airlines, hotels, car rental companies, tour companies and cruise lines) throughout the world. During the twelve months ended June 30, 2005, we processed approximately 205 million transactions. We also provide information technology services to the travel industry, primarily airline internal reservation systems, flight operations technology and software development.

        We operate in two business segments: electronic travel distribution and information technology services, which represented approximately 92% and 8%, respectively, of our revenues in the twelve months ended June 30, 2005. Our electronic travel distribution revenues are generally derived from travel suppliers paying us a fee per transaction processed, as well as fees for other products. Under this model, each time a travel agency processes a booking with a travel supplier through us, the travel supplier pays us a fee based on the number of transactions involved in the booking. We record and charge one transaction fee for each segment of an air travel itinerary (e.g., four transactions for a round-trip airline ticket with one connection each way). We record and charge one transaction fee for each car rental, hotel, cruise or tour company booking, regardless of the length of time associated with the booking. The price of travel (airline ticket, car rental or hotel stay) does not impact the transaction fee that we receive. In addition to transaction fees, we derive a small portion of our electronic travel distribution revenues from access fees paid by travel agencies for the use of our services, which are typically discounted or waived if the travel agency generates a specified number of transactions through us over a specified period of time. As an incentive for travel agencies to use us, we typically pay volume-based inducements to our travel agencies. We also generate revenues from information technology services that we provide to various travel suppliers. As part of this business, we operate, maintain, develop and host the internal reservation and other systems for Delta Air Lines ("Delta") and Northwest Airlines ("Northwest"). In September 2005, both Delta and Northwest entered bankruptcy protection. At the present time we cannot predict how the Delta and Northwest bankruptcies may affect these agreements and our commercial relationships with these two airlines. The rejection of these agreements in bankruptcy by either or both airlines or a reduction in business with either or both of these airlines could have a material adverse effect on our business, financial condition and results of operations.

        We are the largest processor globally for online travel agencies as measured by transactions. Since 2000, our total online travel agency transactions have increased from 33.3 million transactions to 101.5 million transactions in 2004 for a compound annual growth rate of 32.1%, with growth of 12.4% from 2003 to 2004. In the twelve months ended June 30, 2005, in the United States we processed over 66% of online airline transactions and nearly all non-GDS owned online travel agency airline transactions processed by a GDS. Moreover, we expect hospitality and destination services transactions (which include car, hotel, tour, cruise and rail) generated through online travel agencies to increase in the future as hospitality and destination services suppliers increasingly recognize the distribution potential of online travel agencies and the importance of making inventory available for distribution in and generating sales through this channel. We believe that the emergence and growth of the Internet as a channel for making travel bookings and our leading market position put us at the forefront of industry growth.

        We have executed an alternative strategy with regard to the online travel agency channel. Unlike our primary competitors, we do not own an online travel agency that competes with travel suppliers or travel agencies. Instead, we have developed strategic relationships with online travel agencies to provide them with transaction processing, mission-critical technology and services, and access to our aggregated travel information, which enable online travel agencies to operate effectively and efficiently. As a result of this strategy, we have entered into long-term contracts with Expedia, Orbitz and Priceline, which are three of the five largest online travel agencies in the world. In addition, we have an agreement with Hotwire, another online travel agency, to process its airline transactions and have converted all of its airline transactions from Sabre, its previous provider, to us since March 2003. In addition, in September 2005, we and Orbitz each filed complaints against the other with respect to certain disputes arising under our online agreement with Orbitz. See "Business—Legal Proceedings."

        We were founded in 1990 by Delta, Northwest and Trans World Airlines ("TWA"). Affiliates of these three airlines (and later American Airlines, following its acquisition of TWA's assets) held ownership stakes in us from our formation until June 2003. We refer to American Airlines, Delta and Northwest in this prospectus as our founding airlines. On June 30, 2003, Worldspan Technologies Inc., or WTI (formerly named Travel Transaction Processing Corporation), acquired 100% of our outstanding partnership interests from affiliates of our founding airlines for an aggregate consideration of $901.5 million and agreed to provide credits to Delta and Northwest totaling up to $250.0 million structured over nine years in exchange for the agreement of those airlines to continue using us for information technology services.

GDS Industry

        The GDS industry is a core component of the worldwide travel industry and is organized around two major sets of customers: travel suppliers and travel agencies. Suppliers of travel and travel-related products and services (such as airlines, car rental companies and hotels) utilize GDSs as a means of selling tickets and generating sales. As compensation for performing these services, the GDS generally charges the travel supplier a fee for every transaction it processes. Travel agencies (including traditional travel agencies, online travel agencies and corporate travel departments) utilize GDSs to search schedule, price, availability and other travel information and to process transactions on behalf of consumers. GDSs provide travel agencies with a single, expansive source of travel information, allowing travel agencies to search and process tens of thousands of itinerary and pricing options across multiple travel suppliers within seconds. Although travel agencies initiate and complete the transactions, it is the travel supplier that generally pays the transaction fee to the GDS. In addition, in order to gain and maintain relationships with travel agencies, GDSs typically provide volume-based inducements and other economic incentives to travel agencies. Travel agencies may also pay fees for the use of hardware and software provided by the GDS, which may be discounted or waived if the travel agency generates a specified number of transactions through the GDS over a specified period of time. Nearly every time a consumer books a travel reservation through a travel agency on a travel supplier that participates in a GDS, a GDS generates revenue.

        In recent years, the travel industry has been marked by the emergence and growth of the Internet as a travel distribution channel. The growth in use of the Internet has led to the establishment of online travel agencies that provide a link between the consumer and the travel supplier, typically through a GDS. During the twelve months ended June 30, 2005, airline transactions generated through online travel agencies accounted for approximately 33% of all airline transactions in the United States processed by a GDS, up from approximately 31% in 2004, approximately 28% in 2003 and approximately 23% in 2002. Between 2000 and 2004, the number of airline transactions in the United States generated through online travel agencies and processed by a GDS increased at a compound annual growth rate of 29.7% and an annual growth rate of 9.3% from 2003 to 2004. The chart below illustrates airline transactions generated through online and traditional travel agencies in the United States and processed by a GDS.(1)

(1)
MIDT airline transactions data for Worldspan, Amadeus, Galileo and Sabre.

Information Technology Services Industry

        GDSs and other companies also provide various information technology services to the travel industry. These services include (i) internal reservation system services; (ii) flight operations technology services; and (iii) software development and licensing services, which includes custom development and integration. Internal reservation system services generally include the operation, maintenance, development and hosting of an airline's internal reservation system. The internal reservation system services a GDS provides to its airline customers are a critical component of their operations because they are the means by which they sell tickets. Flight operations technology services provide operational support from pre-flight preparation through departure and landing. Some of these services include weight and balance calculations, flight planning and tracking, passenger boarding, flight crew management, passenger manifests and cargo. Software development services focus on creating innovative software for use in an airline's internal reservation system and flight operations systems.

Competitive Strengths

        We believe that the following strengths will allow us to continue to grow our market position and enhance our operating profitability and cash flow:

        Market Leading Transaction Processor for Online Travel Agencies.    During the twelve months ended June 30, 2005, we processed more than 66% of online airline transactions made in the United States and processed by a GDS. In the mid-1990s, we recognized the important and increasing role the Internet would play in travel distribution. Our leadership in the online travel agency channel began in 1995 when Microsoft chose us as its transaction processing partner when it was developing Expedia as an online travel agency. Our relationship with Microsoft allowed us to gain invaluable experience in the online travel agency channel. We believe we were the first GDS to use Internet Protocol, or IP, from the online travel agency site all the way through to our mainframe, which allows us to take advantage of newly developing Internet technologies and to optimize our products and services for online travel agencies and travel suppliers. In addition, we executed a strategy of developing contractual relationships with online travel agencies, rather than owning an online travel agency like our primary competitors. As a result, we have been able to enter into long-term contracts with Expedia, Orbitz and Priceline, which are three of the five largest online travel agencies in the world. In addition, we have an agreement with Hotwire, another leading online travel agency, to process its airline transactions and have converted all of its airline transactions from Sabre, its previous provider, to us since March 2003. In addition, in September 2005, we and Orbitz each filed separate complaints against the other with respect to certain disputes arising under our online agreement with Orbitz. See "Business—Legal Proceedings."

        Well Positioned to Take Advantage of the Shift to the Online Travel Agency Channel.    An increasing number of travel transactions are being made online. During the twelve months ended June 30, 2005, airline transactions generated through online travel agencies accounted for approximately 33% of all airline transactions in the United States processed by a GDS, up from approximately 31% in 2004, approximately 28% in 2003 and approximately 23% in 2002. Between 2002 and 2004, the number of airline transactions in the United States generated through online travel agencies and processed by us increased at a compound annual growth rate of 14.2%. We believe that this shift to online travel agency booking will continue. Our relationships with four of the six largest online travel agencies in the world have positioned us well to take advantage of this shift. In addition, in September 2005, we and Orbitz each filed separate complaints against the other with respect to certain disputes arising under our online agreement with Orbitz. See "Business—Legal Proceedings."

        Barriers to Entry.    A GDS is a computerized system based on state-of-the-art technology and is highly customized and difficult to replicate. In order to become a successful participant in the GDS industry, a new market entrant would face several barriers to entry, including:

  •
  the costs and length of time required to assemble the hardware systems and develop the sophisticated intellectual property of a GDS necessary to compile, process and manage the large and complex databases of travel information;

  •
  the costs and length of time required to establish relationships and negotiate distribution agreements with a wide range of travel suppliers; and

  •
  the costs and length of time required to establish relatioships and negotiate agreements with travel agencies, which are generally operating under multi-year contracts with existing GDSs and which incur costs in converting to a new GDS.

        Neutrality.    We do not own an online travel agency. Unlike our competitors, we have intentionally not pursued a strategy of vertical integration and instead have forged strategic partnerships with leading online travel agencies. Given the highly competitive nature of the travel agency business, we believe our customers value our neutrality. As the shift towards the online travel agency channel continues, we believe the traditional travel agencies will increasingly view the GDS-owned online travel agencies as competitive to their core business. As a result, our neutrality gives us an opportunity to capture additional business from both online and traditional travel agencies.

        Robust Technology Capabilities.    Our use of Internet and server-based technologies has allowed us to provide travel suppliers and online and traditional travel agencies with products and services that enable custom applications, reduce operating costs, increase productivity and enhance the customer experience. We believe we were the first GDS to configure our systems to use Internet Protocol, or IP, from the travel agency site all the way through to our mainframe. Our technological capabilities have allowed us to develop advanced fares and pricing, messaging, flight availability caching, and Web-interface solutions. In addition, our systems and networks are redundant and our hardware, software and data center have significant capacity for expansion. Our key systems utilize IBM's Transaction Processing Facility software platform, or TPF, which is valued for its ability to quickly and dependably process and manage the high number of transactions generated by our travel suppliers and travel agencies. We have an asset management agreement with IBM which expires in June 2008, that allows us to purchase IBM software, services and hardware at favorable prices. As a result of this agreement, we believe we will be able to increase our processing and computer capabilities without a significant increase in associated software and hardware costs.

        Proven Business Model with Strong Cash Flow Generation.    Since our inception in 1990, we have successfully developed a leading global electronic travel distribution and information technology services business within the travel industry. Our ability to leverage our cost structure, grow transaction volumes, enlarge our customer base, and incur moderate ongoing capital expenditure and working capital requirements, enables us to generate significant net cash from operations. From January 1, 1999 through June 30, 2003, we generated $750.5 million of net cash from operations, which primarily enabled us to distribute $715.0 million to our founding airlines from January 1, 1999 through the closing of the Acquisition. Our free cash flow generation in the approximately 18 months between the close of the acquisition of Worldspan, L.P. on June 30, 2003 and December 31, 2004 had enabled us to reduce our total debt plus capital leases (less cash and cash equivalents), prior to the Refinancing Transactions as hereinafter defined, from approximately $459.9 million to $310.5 million, respectively. Since the Refinancing Transactions in February 2005 to date, our cash flow from operations has further enabled us to make discretionary principal payments on debt of $65.0 million. Additionally, from 1999 to 2004, we accomplished the following: increased total transactions from 154 million to 202 million, representing a compound annual growth rate of 4.6%; increased our total electronic travel distribution revenues at a compound annual growth rate of 7.1%; and increased total revenues by a compound annual growth rate of 5.1%.

        Strong Management Team.    In June 2003, Rakesh Gangwal became our Chairman of the Board, Chief Executive Officer and President. Mr. Gangwal is a travel industry leader with extensive experience. He served as President and Chief Executive Officer of U.S. Airways, Inc. between 1998 and 2001 and President and Chief Operating Officer of U.S. Airways between 1996 and 1998. Mr. Gangwal also held a variety of senior executive positions at Air France and United Air Lines. In 1999, Mr. Gangwal was honored by Business Week magazine as one of the 25 top global executives for the year 1998. He is credited with leading the turnaround of Air France, considered one of the most successful global carriers in the world. At the same time, Gregory O'Hara became our Executive Vice President—Corporate Planning and Development. Mr. O'Hara has significant travel and technology industry experience. From 2000 to June 2003, Mr. O'Hara worked on a variety of private equity projects, including participation in the negotiation of the Acquisition. He served as Senior Vice President of Sabre, Inc. between 1997 and 2000. In addition, we have recently augmented our management team with other accomplished professionals and plan to continue to strengthen our management team in the future.

Business Strategy

        We intend to continue to strengthen our market leadership position, maximize profitability and enhance cash flow through the following strategies:

        Continue to Increase Our Share and the Number of Online Travel Agency Transactions.    While we processed over 66% of online airline transactions made in the United States and processed by a GDS during the twelve months ended June 30, 2005, we believe that there are still opportunities to increase our number of transactions and our market share in the online travel agency channel. Our primary competitors own online travel agencies, and we believe that the channel conflict inherent in our primary competitors' strategy leaves us well positioned to compete for the business of independent online travel agencies. In addition, we believe we can grow our online travel agency business in the European, Asian, Australian and South American and other international markets where the use of the online travel agency channel is still developing by utilizing our technical expertise and our relationships with U.S. online travel agencies as such agencies expand globally. We expect that our geographic expansion will enable our U.S.-based online travel agencies to increase their penetration in non-U.S. markets. Further, we anticipate that our expansion to non-U.S. geographies will allow our emerging non-U.S. online travel agencies to expand their businesses.

        Increase Our Global Penetration of the Traditional Travel Agency Channel.    We have historically focused on selected geographic markets where our founding airlines had significant operations. We believe we have the opportunity to obtain new traditional travel agencies both in and outside the United States, particularly in Europe, Asia, Australia and Latin America, where we have not previously concentrated and where travel reservations are not generally made using current Internet technologies. For example, we entered into an agreement that enables the immediate transition of travel agencies in Hong Kong and Macau affiliated with TicTas System Automation Ltd. to our GDS. We believe our sophisticated Internet technologies will be attractive to traditional travel agencies as they seek to move towards more modern technologies. In addition, we intend to expand the number of transactions we process for traditional travel agencies in the United States. We believe we can successfully increase our market share in the United States and increase our global penetration in the traditional travel agency segment by providing innovative and low-cost products and services, by focusing on a limited number of opportunities to convert business currently supported by our competitors to us and by launching sales and marketing initiatives aimed at addressing the market for corporate travel departments which use traditional travel agencies.

        Capitalize on the Shift by Corporate Travel Departments to Online Travel Services.    We believe there will be a substantial opportunity to capitalize on the trend of corporate travel departments toward making bookings for business travel through online services. We are well positioned to benefit from this trend, as Expedia and Orbitz, two of our largest online travel agency customers, have entered the corporate travel market. We believe we have valuable experience in the online sector by virtue of our relationships with four of the six largest online travel agencies in the world, and we plan to use this competency to take advantage of the online corporate direct market. In addition, we have developed a successful online corporate booking tool, Trip Manager. Some of our largest corporate travel subscribers include Federated Department Stores, PNC Bank and The Home Depot. In most cases, we work in conjunction with, rather than compete with, travel agencies using our travel products and services to support their efforts with corporations.

        Increase Hospitality and Destination Services Transactions.    We intend to increase our transaction fee revenues from hospitality and destination services, which include car, hotel, tour, cruise and rail. We derived approximately 9% of our transaction revenues for the twelve months ended June 30, 2005 from hospitality and destination services transactions. Hospitality and destination services suppliers have historically not utilized GDSs to the same extent as airlines. However, we expect these future transactions to increase in number, largely as a result of the emergence of the Internet and online travel agencies as a means of facilitating travel commerce. In addition, we believe that many traditional and online travel agencies have identified hospitality and destination services transactions as an area of growth.

        Expand Information Technology Services Business.    We intend to expand our existing information technology services business. We believe that airlines and other travel suppliers have been and will be increasingly outsourcing non-core technology functionalities due to the desire to focus on their core travel business. We are well positioned to take advantage of this shift because we currently provide internal reservation systems, flight operations technology and software development services to the airline industry. In addition, we also provide airlines and other travel-related companies with products and services on a subscription basis, including: Fares and Pricing, which is currently used by Avianca and Emirates Air and the airlines hosted by EDS, such as AeroMexico, Continental and Virgin Atlantic; Electronic Ticketing, which is currently used by KLM, TravelSky in China and SITA; Worldspan Rapid RepriceSM, which is currently used by United Air Lines, Delta and Northwest; and e-Pricing®, which is currently used by Northwest. At the present time we cannot predict how the Delta and Northwest bankruptcies may affect these agreements. The rejection of these agreement in bankruptcy by either or both airlines could have a material adverse effect on our business, financial condition and results of operation.

        Continue to Reduce Costs.    Since the Acquisition, we have executed several strategic cost reduction initiatives. We believe that additional opportunities exist to reduce costs and improve profitability. We plan to improve our cost structure by streamlining our programming and processing systems and reducing our network and data center costs, among other initiatives.

Services

        We operate in two business segments: electronic travel distribution and information technology services, which represented approximately 92% and 8%, respectively, of our revenues for the twelve months ended June 30, 2005. Approximately 85% and 15% of our revenues for the twelve months ended June 30, 2005 were generated by our domestic and foreign subsidiaries, respectively.

Electronic Travel Distribution

        We are the second largest transaction processor for travel agencies in the United States (the world's largest travel market), with a 32% GDS market share, and the largest processor globally for online travel agencies, with a 63% market share of all GDS online air transactions processed during the twelve months ended June 30, 2005. The GDS industry is a core component of the worldwide travel industry and is organized around two major sets of customers: travel suppliers and travel agencies. Suppliers of travel and travel-related products and services (such as airlines, car rental companies and hotels) utilize GDSs as a means of selling tickets and generating sales. Travel agencies (including traditional travel agencies, online travel agencies and corporate travel departments) utilize GDSs to search schedule, price, availability and other travel information and to process transactions on behalf of consumers. GDSs provide travel agencies with a single, expansive source of travel information, allowing travel agencies to search and process tens of thousands of itinerary and pricing options across multiple travel suppliers within seconds.

        Through our GDS, we provide approximately 12,000 traditional travel agency locations in over 60 countries and approximately 70 online travel agencies, including four of the largest online travel agencies, with access to the inventory, reservations and ticketing of travel suppliers, including approximately 474 airlines, 227 hotel chains and 29 car rental companies throughout the world. As compensation for performing these services, we generally charge the travel supplier a fee for every transaction we process. For example, for a roundtrip ticket with one connection each way, a three night hotel stay and a three day car rental, we charge the respective travel suppliers one transaction fee for each segment of the airline ticket, one transaction fee for the hotel stay and one transaction fee for the car rental for a total of six transaction fees. The value of the travel purchase or the length of stay has no impact on our transaction fee.

Travel Suppliers

        Our relationships with travel suppliers extend to airlines, hotels, car rental companies, tour operators, cruise companies and others that participate in our GDS. Travel suppliers process, store, display, manage and sell their services through our GDS. Through participating carrier agreements (for airlines) and associate agreements (for hospitality and destination services suppliers), airlines and other travel suppliers are offered varying services and levels of functionality at which they can participate in our GDS. These levels of functionality generally depend upon the type of communications and real-time access allowed with respect to the particular travel supplier's internal systems. We earn a fee, which is generally paid by the travel supplier, for transactions processed by us. We charge premiums for higher levels of functionality selected by the travel suppliers. In addition, we provide the airlines with marketing data generated from transactions we process for fees that vary based on the type and amount of information provided. This information assists airlines in their marketing and sales programs and in the management of their revenues, inventory and yields.

        We derive a substantial amount of our revenues from transaction fees paid by travel suppliers. In the twelve months ended June 30, 2005, approximately 91% of our transaction fee revenues were generated from airlines. While revenues from hospitality and destination services suppliers, primarily car rental companies and hotels, accounted for approximately 9% of our transaction fee revenues in the twelve months ended June 30, 2005, the number of these transactions processed by us grew at a compound annual rate of 5.0% from 2000 through 2004, compared to a compound annual rate of 4.0% for airline transactions over the same period, reflecting increased travel agency use of our hospitality and destination services processing capabilities. Our top ten travel suppliers, all airlines, accounted for approximately 62% of our total transaction fee revenues and approximately 63% of our total revenues in the twelve months ended June 30, 2005.

        Although most of the world's airlines and many hospitality and destination services travel suppliers participate in our GDS, we believe that this business segment has potential for continued growth. Opportunities for growth include adding new suppliers, increasing the level of participation of existing suppliers and offering new products and services. In marketing to travel suppliers, we emphasize our global distribution capabilities, the quality of our products and services, our contracts with four of the six largest online travel agencies, our extensive network of traditional and online travel agencies and the ability of travel suppliers to display information at no charge until a transaction is processed.

        We have entered into fare content agreements with American Airlines, Continental Airlines, Delta, Northwest, United Air Lines and US Airways. Each airline has agreed to provide our traditional and online travel agencies in the territories covered by the agreements with substantially all fare content (including web fares) in exchange for monthly fee payments from us. We have agreed to keep the average fees per transaction paid by each airline steady for traditional travel agency bookings in the territories covered by the agreements. In addition, pursuant to this agreement, each airline has agreed, among other things, to commit to the highest level of participation in our GDS for three years. Further, in February 2004, we executed a three-year fare content agreement with British Airways to provide access to virtually all of their published fares (including web fares) to some of our U.K. travel agencies. We expect that these new fare content agreements will provide our traditional travel agencies in the territories covered by the agreements with access to improved quality and content concerning the flights and fares of the participating airlines and other forms of non-discriminatory treatment. We believe that obtaining similar fare content from our other major airline travel suppliers is important to our ability to compete, since other GDSs have also entered into fare content agreements with various airlines. Consequently, we are pursuing agreements similar to these fare content agreements with other major airlines in order to obtain access to such content. At the present time we cannot predict how the Delta and Northwest bankruptcies may affect these agreements. The rejection of these agreements in bankruptcy by either or both airlines could have a material adverse effect on our business, financial condition and results of operations.

Travel Agencies

        Approximately 12,000 traditional travel agency locations and 70 online travel agencies worldwide depend on us to provide travel information, book and ticket travel purchases and manage travel information and agency operations. Access to our GDS enables travel agencies to electronically search travel-related data such as schedules, availability, services and prices offered by our travel suppliers. Through our GDS, our travel agencies have access to approximately 474 airlines, 227 hotel chains and 29 car rental companies. Travel agencies access our GDS using hardware and software typically provided by us or a third party. We also provide technical support, training and other assistance to travel agencies. Travel agencies generally pay a fee for access to our GDS and for the equipment, software and services provided. However, this fee is often discounted or waived if the travel agency generates a specified number of transactions processed by us during a specified time period.

Additionally, we provide cash incentives or other inducements to a significant number of travel agencies as a means of facilitating greater use of our GDS.

        Our travel agencies consist of online travel agencies, traditional travel agencies, and corporate travel departments.

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  Online Travel Agencies.    We have contracts with approximately 70 online travel agencies, including long-term agreements with three of the largest online travel agencies in the world (Expedia, Orbitz and Priceline). We act as the processing engine for our online travel agencies by providing information to and processing services for these online travel agencies' systems. Our services enable these online travel agencies to provide consumers with travel information and the ability to make travel reservations. Our online travel agency customers accounted for over 66% of online airline transactions in the United States processed by a GDS during the twelve months ended June 30, 2005. Transactions generated by online travel agencies constituted approximately 52% of the transactions processed by us in the twelve months ended June 30, 2005. Transactions processed for Expedia, Hotwire, Orbitz and Priceline, our four largest online travel agencies, accounted for approximately 50% of our total transactions in the twelve months ended June 30, 2005. Our contracts with Expedia, Orbitz and Priceline expire in 2010, 2011 and 2007, respectively. In addition, we have an agreement with Hotwire, another online travel agency, to process all of its airline transactions through us, rather than Sabre, its previous provider. However, in September 2005, we and Orbitz each filed separate complaints against the other with respect to certain disputes arising under our online agreement with Orbitz. See "Business—Legal Proceedings."

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  Traditional Travel Agencies.    Approximately 12,000 travel agency locations worldwide rely on us to plan, book and ticket travel for their customers, as well as manage travel information and agency operations. We provide traditional travel agencies with access to our GDS and customized hardware and software, often utilizing Web-based technologies, in return for fees that typically vary inversely with productivity, as measured by the number of transactions we process for the traditional travel agency. Such fees are payable monthly over the term of the traditional travel agency's agreement with us, generally five years in the United States and three years in Europe. Some of our largest traditional travel agency customers include American Express, USA Gateway Travel and World Travel/BTI. Transactions processed for traditional travel agencies constituted approximately 48% of the transactions processed by us in the twelve months ended June 30, 2005. Based upon our analysis of our 1,000 largest traditional travel agencies, the average relationship tenure among those traditional travel agencies is approximately nine years. In 2002, 2003 and 2004, average turnover of our traditional travel agencies in North and South America was approximately 6%. Transactions processed for our top ten traditional travel agencies accounted for approximately 8% of our total transactions in the twelve months ended June 30, 2005. No individual traditional travel agency accounted for more than 5% of our total transactions in the twelve months ended June 30, 2005.

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  Corporate Travel Departments.    We provide GDS-interconnected products and services to corporations through our Trip Manager product offering. Trip Manager allows corporate travel managers or employees to be active in travel planning, pre-travel decision-making and back-end travel expense reporting. Our various products provide corporations with tools to manage travel costs, to ensure employee compliance with corporate travel policies and to provide expense reporting, information regarding vendor relationships, ease of access for booking and quick and flexible distribution of tickets. In most cases, we work in conjunction with our traditional travel agencies in the installation of our travel products with corporations.

Information Technology Services

        We provide a comprehensive suite of information technology, or IT, services to airlines, including: (i) internal reservation system services; (ii) flight operations technology services; and (iii) software development and licensing services, which include custom development and integration. Our internal reservation system services include the operation, maintenance, development and hosting of an airline's internal reservation system and include seat availability, reservations, fares and pricing, ticketing and baggage services. The internal reservation system services we provide to our airline customers are a critical component of their operations because they are the means by which they sell tickets. Our flight operations technology services provide operational support to our airline customers, from pre-flight preparation through departure and landing. Some of these services include weight and balance, flight planning and tracking, passenger boarding, flight crew management, passenger manifests and cargo. Our software development services focus on creating innovative software for use in an airline's internal reservation system and flight operations systems. We intend to utilize our airline expertise to offer solutions to other industries that face similar complex operational issues and utilize similar technology platforms, including the airport, railroad, cruise, hotel and car industries.

        Our primary customers in the information technology services segment are Delta and Northwest. We have had IT services agreements in place with Delta and Northwest since 1993. Pursuant to the technology services agreements entered into with these two airlines at the closing of the Acquisition by WTI (called founder airline services agreements or FASAs), we will continue to fulfill the information technology requirements relating to the hosting of core internal reservation system services for each of Delta and Northwest during the term of the agreements. In addition, we provide contract software development and transaction processing services and other airline support services for each of these airlines. The FASAs contain minimum levels of software development services to be provided by us to each of Delta and Northwest. We also provide information technology services for approximately 10 other customers throughout the world. At the present time we cannot predict how the Delta and Northwest bankruptcies may affect these agreements. The rejection of these agreements in bankruptcy by either or both airlines could have a material adverse effect on our business, financial condition and results of operations.

        We also provide airlines and other travel-related companies with specific internal reservation system products and services on a subscription basis. While some airlines elect to have their internal reservation system run by a single IT services provider, others prefer to outsource selected functions to multiple IT services providers. We have developed an array of products and services to meet the needs of airlines which use multiple providers, including Fares and Pricing (which is a fare-shopping tool that enables airlines to outsource fares and pricing functionality to us); Electronic Ticketing (which is a database that enables airlines to outsource electronic ticketing storage and maintenance to us); Worldspan Rapid RepriceSM (which is an automated solution that enables airlines to increase revenues and provide better service by recalculating fares when itineraries change); and e-Pricing® (which is a multi-server-based fare search tool, developed jointly by us and Expedia and is used by our customers to provide their users with a greater selection of travel options).

Strategic Relationships

        In order to facilitate the delivery of leading technologies, products and services to our travel suppliers and our travel agencies, we have forged a number of relationships with leading companies. These strategic alliances have helped position us at the forefront of the travel distribution industry.

        Online Travel Agencies.    We have developed a strategy of partnering with online travel agencies rather than owning an online travel agency. Because we have avoided competing directly with online travel agencies, we believe that we are well positioned to take advantage of the channel shift in bookings to online travel agencies. We have long-term contracts with three of the largest online travel agencies (Expedia, Orbitz and Priceline), which represented approximately 60% of the total U.S. online travel agency market share for airline transactions processed by a GDS in the twelve months ended June 30, 2005. In addition, we have an agreement with Hotwire, another online travel agency, to process its airline transactions through us, rather than Sabre, its previous provider. However, in September 2005, we and Orbitz each filed separate complaints with respect to certain disputes arising under our online agreement with Orbitz. See "Business—Legal Proceedings."

        Delta and Northwest.    We believe that our marketing agreements with Delta and Northwest will assist us in attracting and retaining travel agencies and providing a high level of service to them. Pursuant to these agreements, each of Delta and Northwest has agreed to continue to provide marketing support for our GDS with respect to travel agencies in North and South America (in the case of Delta) and the U.S. and Japan (in the case of Northwest). The marketing support from these airlines is exclusive to us in these territories until June 2006 in the case of Delta and until June 2007 in the case of Northwest, with the exclusivity commitment from these airlines subject to us satisfying transaction fee pricing requirements for our GDS services for each of those two airlines. In addition, the marketing agreements contain commitments from each of Delta (until June 2006) and Northwest (until June 2007) not to terminate its participation in our GDS unless it first terminated its participation in the GDSs of Amadeus, Galileo and Sabre, subject to us satisfying certain GDS transaction fee pricing and other requirements. Each of Delta (until June 2006) and Northwest (until June 2007) also agreed to provide to us no less functionality, inventory, inventory controls or information related thereto in any given country than such airline provides to any other current GDS in that country and to provide to us all fares that it makes available to any other current GDS for distribution to all such other GDS's subscribers on the same terms and conditions, in each case subject to us satisfying certain GDS transaction fee pricing and functionality requirements. In January 2005, Northwest notified us that our transaction fee pricing did not satisfy the conditions of our marketing support agreement with Northwest. Northwest indicated that until we modify our GDS transaction fee pricing, it would suspend its support of our sales and marketing efforts in the United States and a program in which Northwest provides discounted airline tickets for our use in conjunction with our sales activities. We notified Northwest that we disputed its position, and were ultimately able to work with Northwest to review the relevant data and resolve the issues. We do not believe that these actions will have a materially adverse impact to our business, financial condition and results of operations. In September 2005, both Delta and Northwest entered bankruptcy protection. At the present time we cannot predict how the Delta and Northwest bankruptcies may affect these agreements. The rejection of these agreements in bankruptcy by either or both airlines could have a material adverse effect on our business, financial condition and results of operations.

        IBM.    We have an asset management agreement with IBM which expires in June 2008. The agreement allows us to purchase IBM software, services and hardware at favorable prices. As a result of this agreement, we believe that we will be able to increase our processing and computer capabilities without a significant increase in associated software and hardware costs.

Customers

        Travel Suppliers.    Our travel supplier base includes approximately 474 airlines, 227 hotel chains and 29 car rental companies. The table below depicts our largest travel suppliers in the airline, car rental and hotel chain categories in 2004.

Airlines	Car Rental Companies	Hotels
American Airlines	Alamo	Courtyard by Marriott
Delta Air Lines	Avis	Hampton Inns
Northwest Airlines	Budget	Hilton Hotels
United Air Lines	Enterprise	Holiday Inn
US Airways	Hertz	Marriott

        Our top five and top ten travel suppliers (all of which are airlines) represented approximately 50% and 63%, respectively, of our total revenues in the twelve months ended June 30, 2005. Additionally, in the twelve months ended June 30, 2005, Delta and Northwest represented 18% and 10%, respectively, of our total revenue. In 2004, Delta, Northwest and United represented 18%, 11% and 10% of our revenues, respectively. In 2003, Delta and Northwest represented 19% and 12%, respectively. No other supplier represented more than 10% of our total revenues. At the present time we cannot predict how the Delta and Northwest bankruptcies may affect these agreements. The rejection of these agreements in bankruptcy by either or both airlines could have a material adverse effect on our business, financial condition and results of operations.

        Travel Agencies.    Our travel agencies include approximately 12,000 traditional travel agency locations in more than 60 countries and approximately 70 online travel agencies, including four of the six largest online travel agencies in the world. The table below depicts our largest travel agencies in the traditional travel agency and online travel agency categories in the twelve months ended June 30, 2005.

Traditional	Online
American Express	Expedia
Navigant	Hotwire.com
Travel Incorporated	Orbitz
USA Gateway Travel	Priceline
World Travel/BTI	Site59.com

        Our top five and top ten travel agencies generated approximately 51% and 56%, respectively, of our total transactions in the twelve months ended June 30, 2005. In the twelve months ended June 30, 2005, Expedia, Hotwire, Orbitz and Priceline represented approximately 50% of our total transactions, up from 49% in 2004, 43% in 2003 and 37% in 2002. Expedia alone generated over 31% of our total transactions in the twelve months ended June 30, 2005, up from 28% in 2004 and 25% in 2003. Orbitz accounted for over 9% of our total transactions in the twelve months ended June 30, 2005, and in 2004, 2003 and 2002. However, in September 2005, we and Orbitz each filed separate complaints with respect to certain disputes arising under our online agreement with Orbitz. See "Business—Legal Proceedings."

Sales and Marketing

        Our sales and support professionals are located in more than 25 countries and are responsible for maintaining the relationship and growing the business with our large and diverse constituencies of travel suppliers and travel agencies. We employ a dedicated sales and customer support force which specializes in meeting the needs of our travel suppliers and travel agencies.

        Travel Supplier/Information Technology Services.    Our travel supplier sales and support professionals maintain our business relationships with the hundreds of travel industry suppliers that distribute services electronically. This group also sells our hosting, information technology and transaction-based services. They focus on meeting the needs of their customers on a segmented basis. Dedicated hotel and car industry salespeople serve those respective customers, while airline distribution salespeople sell to airline customers and potential customers. We also maintain a separate team of hosting, information technology and transaction-based salespeople to market the specific services that we offer to airlines and others.

        Travel Agencies.    We maintain teams of sales and support professionals to service each type of travel agency customer. Dedicated account management teams, consisting of business development, technical support and operational support specialists, maintain the relationship and support the needs of our largest consumer online travel agencies, including Expedia, Hotwire, Orbitz and Priceline. These sales and support professionals are focused on tailoring our e-Commerce and other capabilities to meet the specific and unique needs of our online travel agencies.

        Our traditional travel agency sales group segments our traditional travel agencies by size and geography. Sales and support professionals contact or visit our traditional travel agencies on a regular basis to promote usage of our GDS, introduce new products and services and negotiate contract renewals. Sales people also call on specifically targeted travel agencies to negotiate and facilitate their use of our GDS. For our largest and most important travel agencies, we employ dedicated strategic accounts sales groups. Most of our smaller traditional travel agencies receive their sales and service support through an efficient and cost-effective inside sales telemarketing group.

Competition

        GDS Market.    The marketplace for travel distribution is large, multi-faceted and highly competitive. In the GDS market, we compete primarily with three other GDS companies: Amadeus, Galileo and Sabre. Our share of the GDS airline market, based upon airline transactions in the twelve months ended June 30, 2005 totaled approximately 32% in the U.S. and approximately 18% worldwide. Each of our primary competitors offers products and services similar to ours. We believe competition in the GDS market occurs primarily on the basis of the following criteria:

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  travel supplier and travel agency relationships;

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  product features, functionality and performance;

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  travel supplier participation levels and availability of inventory;

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  technology;

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  customer and marketing support;

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  global service capability; and

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  service, prices and inducements to travel agencies.

        In addition to making their travel-related products and services available through a GDS, travel suppliers are increasingly utilizing alternate channels of distribution designed to directly connect with consumers without the use of a GDS, which may shift business away from us. One alternate method involves travel suppliers giving consumers direct access to their inventory. Examples of this method include travel supplier proprietary websites, internal reservation call centers and ticket offices. A second alternate method involves travel suppliers providing their inventory directly to online and traditional travel agencies without the use of a GDS. Examples of this include participation by several airlines, such as American Airlines, America West Airlines, Continental Airlines and Northwest in a direct connect link with Orbitz. The creation and subsequent divestiture of travel supplier joint ventures, such as Orbitz (formerly owned by major U.S. airlines) and Opodo (controlled by Amadeus and formerly by large European airlines), could enhance development of this method.

        Although we potentially face new competitors, there are several barriers to entry into the GDS business, including:

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  the costs and length of time required to assemble the hardware complexes, develop the sophisticated intellectual property of a GDS, and compile the needed databases of travel information;

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  the costs and length of time required to establish new relationships and negotiate distribution agreements with a wide range of travel suppliers; and

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  the costs and length of time required to establish new relationships and negotiate agreements with travel agencies, which are generally operating under multi-year contracts with existing GDSs and which incur switching costs in converting to a new GDS.

        Information Technology Services Market.    Competition within the information technology services market is segmented by the type of service offering. Internal reservation and other system services competitors include Amadeus, EDS, Navitaire, Sabre and Unisys/SITA, as well as airlines that provide the services and support for their own internal reservation system services and also host external airlines, such as Aer Lingus's Astral System or KLM's Corda system. Competitors for data center and network outsourcing services include EDS, Galileo, IBM, Sabre and Unisys/SITA. Our competitors for information technology consulting include Accenture, Booz, Allen & Hamilton Consulting, Capgemini, CSC, EDS, IBM, Sabre and Unisys/SITA.

Technology and Operations

        We continuously invest in technology, software and hardware. We believe that we will benefit from economies of scale as our technology and infrastructure are readily expandable and can support incremental volume without significant additional investment. Our GDS is capable of sustained processing of more than 10,000 peak messages per second with currently installed hardware. For the twelve months ended June 30, 2005, the average transaction rate for our TPF systems was 4,590 messages per second. The physical plant is continually being advanced to leverage technologies that improve our efficiency, performance, speed to market, reliability, security and uptime requirements.

        Significant efforts over the last three years have moved our infrastructure from one supporting primarily legacy technology protocols and platforms to one focused on IP-based technologies. This has been key to enabling creation of a hybrid computing environment that leverages TPF for very high volume transaction processing but supports seamless incorporation of more open platforms. This hybrid environment provides quicker time to market, options to use third-party software products, richer content support and cost effective hardware choices when very high transaction volumes are not an issue.

        We manage a large data network interconnecting customers around the globe. We partner with key global network suppliers to deliver a range of network options to match our diverse customer base. The network solutions are optimized for the location, capacity, reliability and business goals of the customer. We offer two categories of IP-based network solutions. The first leverages the Internet to provide a low cost, high value solution, and the second provides customers with a private managed frame relay network to allow predictable capacity, high availability and security.

        We have designed and implemented our Internet network to assure the availability of this strategic connection to the travel marketplace. Our connection to the Internet is maintained through AT&T, SITA and Uninet S.A. de C.V. We use Internet connectivity to provide solutions for internal corporate access, business partner connections and consumer access to both Worldspan hosted and branded Internet products and services.

        We have been a leader in adopting Internet protocol, or IP, networks to support our growth and lower our costs. Through partnerships with global network providers, our customers are able to manage capacity and security issues via standard, open IP-based technologies. We utilize two primary network providers (AT&T and SITA) to provide a frame relay network to connect customers to our data center. AT&T provides services for the North American market, except for Mexico where Uninet provides coverage, and SITA provides services in Europe, the Middle East, Africa and Asia. In some smaller markets local providers provide network services to our customers.

Properties

        The table below provides a summary of our principal facilities as of June 30, 2005.

Location	Total square feet	Leased or owned	Principal function
Atlanta, Georgia	281,870	Leased	Headquarters & administration
Atlanta, Georgia	120,000	Leased	Data center
London, England	15,000	Leased	Office space
Kansas City, Missouri	200,000	Leased	Office space
Ft. Lauderdale, Florida	21,102	Leased	Office space
Mexico City, Mexico	7,427	Leased	Office space

        Some of our office leases are on month-to-month renewals, with our primary office leases expiring during various times from July 2005 to December 2014, subject to renewal options. The lease for a portion of our headquarters and administration space, totaling approximately 53,133 square feet, expired in December 2004 without renewal. Our data center lease with Delta expires in 2022. In addition, we have an additional 74,519 square feet leased for 27 office locations around the world. We recently renewed our existing headquarters lease through December 2014, reducing the amount of square footage leased. We believe that our headquarters, other offices and data center are adequate for our immediate needs and that additional or substitute space is available if needed to accommodate growth and expansion.

Employees

        On June 30, 2005, we had a worldwide staff of about 1,998 employees. Of these, about 1,098 were located at our headquarters and data center in Atlanta, Georgia and about 449 were located in Kansas City, Missouri. Other larger employee facilities include an office in London, England with about 133 employees, an office in Ft. Lauderdale, Florida with about 37 employees, and an office in Mexico City, Mexico with about 48 employees. The balance of the employees are located in smaller facilities in Europe, South America, the Middle East and Asia or are based in field locations or work out of their homes.

        Our employees perform a large number of functions including applications and systems programming, data center and telecommunications operations and support, marketing, sales, customer training and support, finance, human resources, and administration. We have organized our employees into the following seven worldwide areas, each with the approximate number of employees as of June 30, 2005: Product Solutions—732 employees; Technical Operations—367 employees; Travel Distribution—493 employees; Corporate Planning and Development—77 employees; Finance—146 employees; e-Commerce and Product Planning—130 employees; and Legal and Human Resources—52 employees. We consider our current employee relations to be good. None of our employees is represented by a labor union.

GDS Industry Regulation

        GDSs have been, or currently are regulated by the U.S., the European Union ("E.U.") and other countries in which we operate. The U.S. Department of Transportation ("DOT") and the European Commission ("EC") are the principal relevant regulatory authorities in the U.S. and the E.U., respectively. Most of the regulating bodies have reexamined or are reexamining their GDS regulations and appear to be moving toward deregulation.

        Until July 31, 2004, DOT rules governed certain conduct of GDSs. On January 31, 2004, most DOT rules governing GDSs terminated. The remaining GDS rules terminated on July 31, 2004. Although the DOT's GDS rules have terminated, the DOT continues to assert statutory jurisdiction over GDSs.

        E.U. regulations continue to address the participation of airline GDS owners in other GDSs. In general, these rules are directed at regulating competitive practices in the E.U.'s electronic travel distribution marketplace. Among the major principles generally addressed in the current E.U. regulations are:

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  Displays of airline information. GDSs must provide computer-screen displays of airline services that are non-discriminatory, based on objective criteria, and that do not use airline identity in ordering the display of services;

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  Treatment of airlines and airline information by GDSs.    Any GDS subject to the regulations, which we refer to as a Covered GDS, must provide data related to bookings through its system to participating airlines that is as complete, accurate and timely as the information given to its airline owners;

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  Non-discrimination in fees charged to airlines for GDS products and services.    GDSs must offer the same fees to all airlines for the same level of service and if a Covered GDS offers any enhancements to an airline that is an owner of that GDS, then it is required to offer the enhancements to other airlines on a non-discriminatory basis;

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  Participation by airlines owners of a GDS in other GDSs.    Covered GDSs must update information for all participating airlines with the same degree of care and timeliness and provide marketing and booking information to participating airlines on non-discriminatory terms;

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  Relationships with covered subscribers.    GDSs must allow subscribers covered by the regulations, which we refer to as Covered Subscribers, to terminate their GDS subscriber contracts on three months' notice after the first year of the agreement and allow the Covered Subscriber's use of another system; and

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  Use of third-party hardware, software and databases.    GDS owner airlines are prohibited from linking the payment of commissions to Covered Subscribers to the Covered Subscriber's use of the GDS of which the airline is an owner, requiring a Covered Subscriber to use the GDS of which the airline is an owner, and banning Covered Subscribers from using hardware or software provided by third parties in connection with the system's equipment, unless that hardware or software threatens to impair the integrity of the system.

        The EC has begun the process of reviewing the GDS regulations for possible changes, including eliminating some or all of these regulations. The EC has not yet published any proposed new GDS regulations, and it is unknown when or if the EC may issue proposed and/or final regulations or what form they may take.

        There are also GDS regulations in Canada, under the regulatory authority of the Canadian Department of Transport. On April 27, 2004, a significant number of these regulations were lifted. Amendments to the rules include:

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  eliminating the "obligated carrier" rule, which required larger airlines in Canada to participate equally in the GDSs; and

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  elimination of the requirement that transaction fees charged by GDSs to airlines be non-discriminatory.

        In the rule-making process leading up to these amendments, we advocated for complete deregulation of the GDS industry in Canada.

        GDS regulations also exist in Peru and there is a possibility of additional regulation in other jurisdictions. Several countries have examined or are examining, the possibility of GDS regulation including Brazil, Australia, and some Middle Eastern countries.

Other Regulation

        There also exists privacy and data protection legislation in numerous jurisdictions around the world, including the E.U. through its Data Protection Directive (and implementing statutes of this Directive in the E.U. Member States). This legislation is intended to protect the privacy of personal data that is collected, processed and transmitted in or from the governing jurisdiction. Enforcement takes place under the force of national legislation of the E.U. Member States. In addition, in the aftermath of the terrorist attacks of September 11, 2001, government agencies have been contemplating or developing initiatives to enhance national and aviation security, including the Transportation Security Administration's Secure Flight Program. These initiatives may result in conflicting legal requirements with respect to data handling. As privacy and data protection has become a more sensitive issue, we may also incur legal defense costs and become exposed to potential liabilities as a result of differing views on the privacy of travel data. Travel businesses have also been subjected to investigations, lawsuits and adverse publicity due to allegedly improper disclosure of passenger information. It is expected that our business will continue to be impacted by privacy and data protection legislation.

        We may be impacted by regulations affecting issues such as exports of technology, telecommunications and electronic commerce. Some portions of our business, such as our Internet-based travel marketing and distribution, may be affected if regulations are adopted in these areas. Any such regulations may vary among jurisdictions. We believe that we are capable of addressing these regulatory issues as they arise.

        In addition, we are subject to a broad range of federal, foreign, state and local laws and regulations relating to the pollution and protection of the environment, health and safety and labor. Based on continuing internal review and advice from independent consultants, we believe that we are currently in substantial compliance with applicable environmental requirements and health and safety and labor laws. We do not currently anticipate any material adverse effect on our operations, financial condition or competitive position as a result of our efforts to comply with environmental requirements.

Legal Proceedings

        In September 2003, we received multiple assessments totaling €39.5 million from the tax authorities of Greece relating to tax years 1993-2002. Pursuant to a formal tax amnesty program with the Greek authorities, we recently reached a settlement of the outstanding assessments in an amount of approximately of €7.8 million. The purchase agreement between our founding airlines and us provides that each of our founding airlines will severally indemnify us on a net after-tax basis from and against any of our taxes related to periods prior to the Acquisition. Because of this indemnity, we believe that the settlement payments made by us to the Greek authorities will be reimbursed by our founding airlines and will not have a material impact upon our business, financial condition or results of operations. In fact, American has prepaid to us known Greek tax payments attributable to it and Delta and Northwest are current in their respective reimbursement payments to us. As described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—FASA Credits," we have certain FASA credit obligations to Delta under our FASA with Delta. Our FASA agreement with Delta provides that we have the right to recoup against our FASA credit obligation the Greek tax reimbursement obligation owed to us by Delta, although Delta or other parties in interest in its bankruptcy proceedings may elect to challenge that right. We intend to exercise our recoupment rights for the Greek tax payments owed to us for the periods preceding the Delta bankruptcy, although we can not assure you that the exercise of these rights will not be successfully challenged in bankruptcy court.

        On September 19, 2005, we filed a lawsuit against Orbitz, LLC ("Orbitz") in the United States District Court, Northern District of Illinois, Eastern Division. Orbitz is one of our largest online travel agency customers and represented approximately 9% of our transaction volume for the six month period ended June 30, 2005. Our complaint alleges that Orbitz accessed our computer system without authorization to obtain our seat map data in violation of the Federal Computer Fraud and Abuse Act. In addition, our complaint further alleges that Orbitz's use of Galileo and ITA, competing computer reservation systems, in connection with direct connect airline segments constitutes a breach of our agreement with Orbitz. We are seeking injunctive relief to prevent the unauthorized accessing and use of our seat map data as well as to prevent Orbitz's use of the services or data of Galileo and ITA. We also seek monetary damages from Orbitz in excess of $50,000,000 and reimbursement for our attorneys' fees and costs.

        After filing our lawsuit, we learned that Orbitz filed suit against us on September 16, 2005, in the Circuit Court of Cook County, Illinois, County Department, Law Division, purporting to assert two causes of action against us for violation of the Illinois Consumer Fraud Act and equitable estoppel. Orbitz has claimed that certain exclusivity, minimum segment fee and 100% booking requirement provisions in our agreement were illegal and in violation of public policy. In its suit, Orbitz seeks a court order precluding Worldspan from pursuing its breach of contract claims against Orbitz, an order terminating and rescinding the first and second amendments of our contract with Orbitz (which include, among other things, provisions containing commitments from Orbitz with respect to its usage of our GDS through 2011), monetary damages in excess of $50,000, punitive damages and reimbursement for attorneys' fees and costs.

        We believe that the allegations in the Orbitz complaint are without merit and we intend to defend against this action vigorously. In addition, we believe that Orbitz's filing of its lawsuit against us constitutes another violation of the contract between the parties, and we have instituted the dispute resolution process to resolve this issue as required by the contract. If we are unable to satisfactorily resolve the claims asserted by Orbitz and its lawsuit against us is successful, there would be few or no restrictions to prevent Orbitz from moving a significant portion of its business from our GDS, which would have a material adverse effect on our business, financial condition and results of operations.

        We are involved in various other litigation proceedings as both plaintiff and defendant. In the opinion of our management, none of these other litigation matters, individually or in the aggregate, if determined adversely to us, would have a material adverse effect on our business, financial condition or results of operations.

Intellectual Property Rights

        We use software, business processes and other proprietary information to carry out our business. These assets and related copyrights, trade secrets, trademarks, patents and intellectual property rights are significant assets of our business. We rely on a combination of copyright, trade secret, trademark and patent laws, confidentiality procedures and contractual provisions to protect these assets. Our software and related documentation, including our proprietary TPF applications, are protected under trade secret and copyright laws where appropriate. We also seek statutory and common law protection of our trademarks, such as Worldspan, where appropriate. In addition, we are seeking patent protection for key technology and business processes of our business. The laws of some foreign jurisdictions provide less protection than the laws of the United States for our proprietary rights. Unauthorized use of our intellectual property could have a material adverse effect on us and there can be no assurance that our legal remedies would adequately compensate us for the damages to our business caused by such use.

        We rely on a number of third-party and jointly developed software licenses which are material to our business. These include the TPF operating system software that we license from IBM and that supports our core GDS technology. The IBM license expires in June 2008. In addition, we developed e-Pricing® jointly with Expedia and share intellectual property rights in this application.

        The estimated amount spent on company-sponsored research and development activities was $7.2 million, $9.5 million and $10.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. The estimated amount spent on customer-sponsored research and development activities was $4.8 million, $5.0 million and $5.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

MANAGEMENT

        We are a wholly-owned subsidiary of WTI, whose stockholders include CVC, OTPP, their respective affiliates and members of our senior management.

        Our executive officers and directors are as follows:

Name	Age	Position
Rakesh Gangwal	52	Chairman, President and Chief Executive Officer and Director
M. Gregory O'Hara	39	Executive Vice President—Corporate Planning and Development and Director
Ninan Chacko	40	Senior Vice President—e-Commerce and Product Planning
David A. Lauderdale	44	Chief Technology Officer and Senior Vice President—Technical Operations
Kevin W. Mooney	47	Chief Financial Officer
Michael B. Parks	46	Senior Vice President and General Manager—Worldwide Travel Distribution
Susan J. Powers	55	Chief Information Officer and Senior Vice President—Worldwide Product Solutions
Jeffrey C. Smith	54	General Counsel, Secretary and Senior Vice President—Human Resources
Shael J. Dolman	33	Director
Ian D. Highet	40	Director
James W. Leech	58	Director
Dean G. Metcalf	50	Director
Paul C. Schorr IV	38	Director
Joseph M. Silvestri	44	Director
David F. Thomas	55	Director

        Rakesh Gangwal, Chairman, President and Chief Executive Officer and Director.    Mr. Gangwal has been our Chairman, Chief Executive Officer and President since June 2003. From August 2002 to June 2003, Mr. Gangwal was involved in various consulting projects, including work in connection with the Acquisition. From December 2001 to July 2002, Mr. Gangwal was involved in a variety of business endeavors, including private equity projects and consulting projects. From November 1998 to November 2001, Mr. Gangwal was President and Chief Executive Officer of U.S. Airways Group. From May 1998 to November 2001, Mr. Gangwal was President and Chief Executive Officer of U.S. Airways, Inc. From February 1996 to May 1998, Mr. Gangwal was President and Chief Operating Officer of U.S. Airways Group. U.S. Airways filed for voluntary bankruptcy under Chapter 11 in August 2002, nine months after Mr. Gangwal's departure, and emerged from bankruptcy in March 2003. From 1994 to 1996, Mr. Gangwal was Executive Vice President of Planning and Development for Air France. From 1984 to 1994, he held a variety of executive management positions at United Air Lines, including Senior Vice President of Planning between 1992 and 1994. Mr. Gangwal holds a Bachelor of Technology in mechanical engineering from The Indian Institute of Technology, Kanpur, India and holds an MBA from the University of Pennsylvania's Wharton School. Mr. Gangwal is a director of OfficeMax Incorporated.

        M. Gregory O'Hara, Executive Vice President—Corporate Planning and Development and Director.    Mr. O'Hara has been our Executive Vice President—Corporate Planning and Development since

June 2003. From 2000 until June 2003, Mr. O'Hara worked on a variety of private equity projects. He served as a Senior Vice President of Sabre, Inc. from 1997 to 2000, where he was responsible for deal initiation, strategy and design function. From 1995 to 1996, Mr. O'Hara was an Associate with Perot Systems Corporation. From 1991 to 1995, he was the President and Founder of Advanced Systems International. Mr. O'Hara holds an MBA from Vanderbilt University.

        Ninan Chacko, Senior Vice President—e-Commerce and Product Planning.    Mr. Chacko has been our Senior Vice President—e-Commerce and Product Planning since January 2004 and our Senior Vice President—Product Planning since October 2003. From 2002 to October 2003, Mr. Chacko served as Senior Vice President of Emerging Business at Sabre Holdings, Inc. From 1997 to 2002, Mr. Chacko served in a variety of management roles at Sabre Inc., including Senior Vice President of Marketing for Travel Marketing and Distribution. Mr. Chacko holds Bachelor of Science and Master of Science degrees in aerospace engineering from the University of Kansas. He also graduated from Harvard Business School's Advanced Management Program.

        David A. Lauderdale, Chief Technology Officer and Senior Vice President—Worldwide Technical Operations.    Mr. Lauderdale has been with us since 1993, most recently serving as our Chief Technology Officer and Senior Vice President—Worldwide Technical Operations. From 1997 to 2001, Mr. Lauderdale served as our Director—Worldwide E-Commerce and Communications Infrastructure, where he initiated and led the effort to TCP/IP-enable our global distribution network. From 1996 to 1997, Mr. Lauderdale served as our Director—Communications Software. From 1994 to 1996, Mr. Lauderdale was our Director—Computer Operations. Prior to joining us in 1993, Mr. Lauderdale served as Manager—Technical Services for PARS Service Partnership.

        Kevin W. Mooney, Chief Financial Officer.    Mr. Mooney joined us as our Chief Financial Officer in March 2005. From 1990 to 2003, Mr. Mooney served in the following capacities for Cincinnati Bell Inc., formerly known as Broadwing Inc.: from September 2002 to July 2003, as Chief Executive Officer and Director; from November 2001 to September 2002, as Chief Operating Officer; from October 1998 to November 2001, as Executive Vice President and Chief Financial Officer; from January 1998 to September 1998, as Senior Vice President and Chief Financial Officer of Cincinnati Bell Telephone; from 1996 to 1998, as Vice President and Controller; from 1994 to 1996, as Vice President of Financial Planning and Analysis; and from 1990 to 1994, as Director of Financial Planning and Analysis. Previously, Mr. Mooney held financial management positions with Valuation Research Corporation, BellSouth Corporation and AT&T Corporation. More recently, he served as a consultant for a private equity investment firm. He holds a Bachelor of Science in Finance from Seton Hall University and an MBA in Finance from Georgia State University. He is a director of Time Warner Telecom, Inc.

        Michael B. Parks, Senior Vice President and General Manager—Worldwide Travel Distribution.    Mr. Parks has been our Senior Vice President and General Manager—Worldwide Travel Distribution since 2000. From 1997 to 2000, Mr. Parks served as Senior Vice President, Electronic Travel Distribution for Europe, the Middle East and Africa at Sabre. While in this position at Sabre, he directed all aspects of Sabre's electronic travel distribution initiatives, including marketing, sales and product management activities throughout that region of the world. From 1993 to 1997, Mr. Parks served as Senior Vice President for Sabre's Latin American and Caribbean division. Mr. Parks joined Sabre in 1993 after holding various travel technology and sales management positions with Galileo and United Air Lines in North America, Europe and Latin America. He holds a Bachelor of Arts in public administration and political science, as well as a licenciado in inter-American studies from the University of the Pacific.

        Susan J. Powers, Chief Information Officer and Senior Vice President—Worldwide Product Solutions.    Ms. Powers joined us in 1993 and is currently our Chief Information Officer and Senior Vice President—Worldwide Product Solutions. From 1996 to 2001, she served as our Senior Vice President—Worldwide E-Commerce and Vice President—Sales. From 1993 to 1996, she served as our Vice

President—Product and Associates Marketing. From 1991 to 1993, Ms. Powers was Director of Marketing and Distribution for Northwest. Ms. Powers holds a Bachelor of Science in mathematics from Southern Illinois University and an MBA from Northern Illinois University.

        Jeffrey C. Smith, General Counsel, Secretary and Senior Vice President—Human Resources.    Mr. Smith joined us as our General Counsel, Secretary and Senior Vice President—Human Resources in March 2004. From 2001 to 2003, Mr. Smith served as General Counsel, Corporate Secretary and Chief Human Resources Officer for Cincinnati Bell Inc. (formerly Broadwing Inc.). From 1999 to 2001, he served as Chief Legal and Administrative Officer of Broadwing Inc. From 1997 to 1999, Mr. Smith served as Senior Vice President, Chief Administrative Officer, General Counsel and Secretary at IXC Communications, Inc. before its acquisition by Cincinnati Bell Inc. From 1985 to 1996, Mr. Smith served with The Times Mirror Company, beginning as senior staff counsel and ultimately as Vice President—Planning and Development for the Times Mirror Training Group. He holds a juris doctor from the University of California, Hastings College of the Law, an MBA from Pepperdine University and a Bachelor of Science in business administration from Lewis and Clark College.

        Shael J. Dolman, Director.    Mr. Dolman is a Portfolio Manager at the private equity arm of OTPP. Mr. Dolman joined OTPP in 1997 after working in Commercial and Corporate Banking at a Canadian chartered bank. Mr. Dolman received his Bachelor of Arts from University of Western Ontario and his MBA from McGill University. He is a director of ALH Holding, Inc.

        Ian D. Highet, Director.    Mr. Highet is a Partner at CVC. He joined CVC in 1998 after working in mergers and acquisitions at Primedia (a KKR portfolio company). Mr. Highet received his Bachelor of Arts (cum laude) from Harvard College and his MBA from Harvard Business School. He is a director of Network Communications Inc.

        James W. Leech, Director.    Mr. Leech is a Senior Vice President at the private equity arm of OTPP. He joined OTPP in 2001. Previously, he was President and CEO of InfoCast Corporation, an Application Service Provider in the eLearning and Call Centre businesses, (1999 - 2001); Vice-Chair and Co-Founder of Kasten Chase Applied Research Inc., a data security company (1992 - 2001); and President and CEO of Union Energy Inc., one of North America's largest energy companies (1986 - 1992). From 1979 to 1988, Mr. Leech was President of Unicorp Canada Corporation, one of Canada's first public merchant banks. Mr. Leech graduated from the Royal Military College of Canada with a BSc. (Honours Mathematics and Physics) and holds an MBA from Queen's University. His directorships include Yellow Pages Group, Chemtrade Logistics Inc, Harris Steel Group Inc. and Maple Leaf Sports & Entertainment Ltd.

        Dean G. Metcalf, Director.    Mr. Metcalf is a Vice President at the private equity arm of OTPP. He joined OTPP in 1991. Previously, he worked in commercial and corporate lending for several years and, in particular, provided acquisition financing for mid-market buyouts. Mr. Metcalf received a BA and MBA from York University. He is a director of Shoppers Drug Mart Corporation, Maple Leaf Sports & Entertainment Ltd. and Yellow Pages Group.

        Paul C. Schorr IV, Director.    Mr. Schorr was a Managing Partner at CVC until August, 2005 and joined the Blackstone Group as a Senior Managing Director in Blackstone's Private Equity Group in September, 2005. He joined CVC in 1996 after working as a consultant with McKinsey & Company, Inc. Mr. Schorr received his Bachelor of Science in Foreign Service (magna cum laude) from Georgetown University's School of Foreign Service and MBA with Distinction from Harvard Business School. He is a director of AMI Semiconductor Inc. and MagnaChip Semiconductor LLC.

        Joseph M. Silvestri, Director.    Mr. Silvestri is a Partner at CVC. He joined CVC in 1990 after working at Lamar Companies in private equity investments. Mr. Silvestri received his B.S. from

Pennsylvania State University and his MBA from Columbia Business School. He is a director of Euramax International, Inc., MacDermid, Incorporated and The Triumph Group, Inc.

        David F. Thomas, Director.    Mr. Thomas is the President of CVC. He joined CVC in 1980. Previously, he held various positions with Citibank's Transportation Finance and Acquisition Finance Groups. Prior to joining Citibank, Mr. Thomas was a certified public accountant with Arthur Andersen & Co. Mr. Thomas received degrees in finance and accounting from the University of Akron. He is a director of Flender AG, MagnaChip Semiconductor LLC and Network Communications Inc.

Board Composition

        The stockholders agreement among CVC, certain of its affiliates, OTPP and other stockholders of WTI which was entered into June 2003, as amended, provides that our board of directors will consist of nine members, including five designees of CVC, three designees of OTPP, our President and Chief Executive Officer. These rights of designation will expire when the initial ownership of these stockholders falls below defined ownership thresholds. Pursuant to the stockholders agreement, the board of directors may not take certain significant actions without the approval of each of CVC and OTPP for so long as such stockholders, and their permitted transferees under the stockholders agreement, hold a defined ownership threshold.

Board Committees

        The board of directors has an audit committee and a human resources committee. The audit committee consists of Messrs. Highet, Metcalf and Thomas. The audit committee reviews our financial statements and accounting practices and make recommendations to our board of directors regarding the selection of independent auditors.

        The human resources committee of the board of directors consists of Messrs. Leech, Schorr and Silvestri. The human resources committee makes recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans.

Audit Committee Financial Expert

        The board of directors has determined that the audit committee does not have an "audit committee financial expert" as that term is defined in the Securities and Exchange Commission rules and regulations. However, the board of directors believes that each of the members of the audit committee has demonstrated that he is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. As the board of directors believes that the current members of the audit committee are qualified to carry out all of the duties and responsibilities of the audit committee, the board of directors does not believe that it is necessary at this time to actively search for an outside person to serve on the board of directors who would qualify as an audit committee financial expert.

Compensation of Directors

        Directors who are also our employees do not receive compensation for service on our board of directors. Each of our other directors received in 2004 and will receive in 2005 an annual board fee of $25,000, meeting fees and other normal and customary compensation for their service on our board of directors.

Code of Ethics for Financial Professionals

        Our Code of Ethics for Financial Professionals applies to our Chairman, President and Chief Executive Officer and all professionals worldwide serving in a finance, accounting, treasury, tax or investor relations role. The Code of Ethics for Financial Professionals is posted on our Internet website at http://www.worldspan.com. Any waivers of the application of our Code of Ethics for Financial Professionals to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions will be disclosed promptly on our website. Any amendment of the Code of Ethics for Financial Professionals will also be disclosed promptly on our website. The website and the information included therein are not part of this prospectus.

Compensation of Executive Officers

        The following table summarizes compensation awarded or paid by us during 2004, 2003 and 2002 to our current Chief Executive Officer and our four next most highly compensated executive officers.

Summary Compensation Table

		Annual compensation			Long-term compensation payouts
Name and Principal Position	Year	Salary(1)	Bonus(2)	Other Annual Compensation(3)	Restricted Stock Awards(4)	LTIP Payouts(5)		All other compensation(6)
Rakesh Gangwal Chairman, President and Chief Executive Officer	2004 2003 2002	$1,000,000 500,000 —	$2,500,000 500,000 —	$184,155 40,626 —	$3,260,560 862,500 —	$	— — —	$103,716 646,203 —
M. Gregory O'Hara Executive Vice President—Corporate Planning and Development	2004 2003 2002	525,000 262,500 —	735,000 146,450 —	42,896 37,013 —	1,587,752 420,000 —		— — —	86,123 11,941
Ninan Chacko Senior Vice President— e-Commerce and Product Planning	2004 2003 2002	300,000 60,417 —	270,000 220,930 —	67,430 — —	2,781,074 95,745 —		— — —	27,793 15,639 —
Susan J. Powers Senior Vice President—Worldwide Product Solutions	2004 2003 2002	260,775 263,501 247,352	235,467 216,676 933,099	3,354 — —	205,101 54,255 —		— 224,115 68,580	15,828 2,655,113 4,892
Jeffrey C. Smith General Counsel, Secretary and Senior Vice President— Human Resources	2004 2003 2002	339,678 — —	264,875 — —	101,894 — —	1,935,302 — —		— — —	8,734 — —

(1)
$75,000 of the amount reported as "Salary" for Mr. Smith for 2004 was a signing bonus.

(2)
The amounts reported as "Bonus" for 2004 are bonuses paid as executive incentive compensation. The amounts reported as "Bonus" for 2003 and 2002 include bonuses paid as executive incentive compensation. The amounts reported as "Bonus" for 2002 include payments on retention bonuses. The amounts reported as "Bonus" for 2002 also include payments on an equity recognition bonus. The executive incentive compensation bonuses for the years ended December 31, 2003 and 2002, respectively, were as follows: Mr. Gangwal—$500,000 and $0; Mr. O'Hara—$146,450 and $0; Ms. Powers—$216,676 and $333,099. The retention bonus payments for the year ended December 31, 2002 were as follows: Ms. Powers—$375,000; The equity recognition bonuses were earned at the earlier of (i) a change-in-control of the company; (ii) an initial public offering of WTI's common stock; or (iii) June 30, 2001 and entitled the named executive officer to a bonus equal two (2) times his or her salary. Fifty percent (50%) of the bonus was paid in 2001 and fifty percent (50%) was paid in 2002. The equity recognition bonus payments for the years ended December 31, 2002 and 2001, respectively, were as follows: Ms. Powers—$225,000 and $225,000. The equity recognition bonuses were awarded based upon continued employment on June 30, 2001 and not due to any change-in-control of the company. $200,000 of the bonus payment for Mr. Chacko for 2003 was a signing bonus.

(3)
The $184,855 reported as "Other Annual Compensation" for Mr. Gangwal for 2004 consisted of $54,217 supplemental savings plan gross-up payment, $71,263 of payments in rent on Mr. Gangwal's housing plus utilities and a housekeeper on his housing, and $59,375 as a tax gross-up payment for the housing related expenses. The $71,561 reported as "Other Annual Compensation" for Mr. Gangwal for 2003 consisted of $62,561 of expenses related to Mr. Gangwal's relocation to our headquarters and a car allowance of $9,000. The $42,896 reported as "Other Annual Compensation" for Mr. O'Hara for 2004 consisted of a supplemental savings plan gross-up payment of $19,576, a payment of $12,721 for rent on Mr. O'Hara's housing and a gross-up for the payment of the rent on Mr. O'Hara's housing equal to $10,599. The $67,430 reported as "Other Annual Compensation" for Mr. Chacko for 2004 consisted of $54,371 for relocation payments, $4,308 for a supplemental savings plan gross-up payment, $4,774 for rent on Mr. Chacko's housing and a tax gross-up payment for the housing rent equal to $3,977. The $101,894 reported as "Other Annual Compensation" for Mr. Smith for 2004 consisted of $101,408 for relocation payments and $486 for a supplemental savings plan gross-up payment. The $3,354 for Ms. Powers for 2004 consisted of a supplemental savings plan gross-up payment. The value of certain perquisites and other personal benefits for the other named executive officers is not included in the amounts disclosed because it did not exceed for any such named executive officer the lesser of $50,000 or 10% of the total annual salary and bonus reported for such named executive officer. The $37,013 reported as "Other Annual Compensation" for Mr. O'Hara for 2003 consisted of $20,931 of relocation payments and $16,082 of a tax gross-up for relocation payments.

(4)
On June 30, 2003, Mr. Gangwal was granted 2,702,500 restricted shares of WTI Class A Common Stock. The restricted stock will vest in five equal installments on each of the first five anniversaries of the grant, subject to Mr. Gangwal's continuous employment with us. On June 30, 2003, the restricted stock granted had a value of $862,500. On March 17, 2004, Mr. Gangwal was granted 384,954 restricted shares of WTI Class A Common Stock. The restricted stock will vest in five equal installments on each of the first five anniversaries of the grant, subject to Mr. Gangwal's continuous employment with us. On March 17, 2004, the restricted stock granted had a value of $3,260,560. Mr. Gangwal is entitled to any dividends and other distributions paid with respect to the WTI Class A Common Stock; provided that, if the dividend or distribution is paid in shares of WTI Class A Common Stock or other securities or property, such shares, securities or property shall be subject to the same restrictions as the shares with respect to which they were paid.

On June 30, 2003, Mr. O'Hara was granted 1,316,000 restricted shares of WTI Class A Common Stock. The restricted stock will vest in five equal installments on each of the first five anniversaries of the grant, subject to Mr. O'Hara's continuous employment with us. On June 30, 2003, the restricted stock granted had a value of $420,000. On March 17, 2004, Mr. O'Hara was granted 187,456 restricted shares of WTI Class A Common Stock. The restricted stock will vest in five equal installments on each of the first five anniversaries of the grant, subject to Mr. O'Hara's continuous employment with us. On March 17, 2004, the restricted stock granted had a value of $1,587,752. Mr. O'Hara is entitled to any dividends and other distributions paid with respect to the WTI Class A Common Stock; provided that, if the dividend or distribution is paid in shares of WTI Class A Common Stock or other securities or property, such shares, securities or property shall be subject to the same restrictions as the shares with respect to which they were paid.

On November 19, 2003, Mr. Chacko was granted 300,000 restricted shares of WTI Class A Common Stock. The restricted stock will vest in five equal installments on each of the first five anniversaries of the grant, subject to Mr. Chacko's continuous employment with us. On November 19, 2003, the restricted stock granted had a value of $95,745. On March 17, 2004, Mr. Chacko was granted 328,344 restricted shares of WTI Class A Common Stock. The restricted stock will vest in five equal installments on each of the first five anniversaries of the grant, subject to Mr. Chacko's continuous employment with us. On March 17, 2004, the restricted stock granted had a value of $2,781,074. Mr. Chacko is entitled to any dividends and other distributions paid with respect to the WTI Class A Common Stock; provided that, if the dividend or distribution is paid in shares of WTI Class A Common Stock or other securities or property, such shares, securities or property shall be subject to the same restrictions as the shares with respect to which they were paid.

On December 31, 2003, Ms. Powers was granted 170,000 restricted shares of WTI Class A Common Stock. The restricted stock will vest in five equal installments on each of the first five anniversaries of the grant, subject to Ms. Powers' continuous employment with us. On December 31, 2003 the restricted stock granted had a value of $205,101. On March 17, 2004, Ms. Powers was granted 24,215 restricted shares of WTI Class A Common Stock. The restricted stock will vest in five equal installments on each of the first five anniversaries of the grant, subject to Ms. Powers' continuous employment with us. On March 17, 2004, the restricted stock granted had a value of $205,101. Ms. Powers is entitled to any dividends and other distributions paid with respect to the WTI Class A Common Stock; provided that, if the dividend or distribution is paid in shares of WTI Class A Common Stock or other securities or property, such shares, securities or property shall be subject to the same restrictions as the shares with respect to which they were paid.

On March 17, 2004, Mr. Smith was granted 228,489 restricted shares of WTI Class A Common Stock. The restricted stock will vest in five equal installments on each of the first five anniversaries of the grant, subject to Mr. Smith's continuous employment with us. On March 17, 2004, the restricted stock granted had a value of $1,935,302. Mr. Smith is entitled to any dividends and other distributions paid with respect to the WTI Class A Common Stock; provided that, if the dividend or distribution is paid in shares of WTI Class A Common Stock or other securities or property, such shares, securities or property shall be subject to the same restrictions as the shares with respect to which they were paid.

(5)
Our long-term executive incentive compensation programs in place for the years ended December 31, 2003 and 2002 provided bonuses to our executives based upon the attainment of pre-established performance goals over three-year cycles. At the end of each three-year cycle, provided that the executive remained employed by us through the date of payment, the executive received half of any bonus earned on account of such three-year cycle. The second half of the bonus was paid the following year, again, provided that the executive remained employed by us through the date of payment. In connection with the Acquisition, we made accelerated final payments to Ms. Powers for the second half of the bonuses due under the 2000 long-term program. In addition, we made accelerated final payments to Ms. Powers of prorated amounts due under our 2001, 2002 and 2003 programs. These final payments were as follows: Ms. Powers—$224,115; Ms. Powers' bonus for 2002 consisted of $37,500 as payment of the second half of the bonus due to her on account of the three-year cycle ending in 2001 and $31,080 as payment of the first half of the bonus due to her on account of the three-year cycle ending in 2002.

(6)
Includes (a) the compensation element of our group life insurance program for the years ended December 31, 2004, 2003 and 2002, (b) our contributions to individual 401(k) plan accounts for the years ended December 31, 2004, 2003 and 2002 (c) payments made to Ms. Powers in connection with the Acquisition, (d) contributions to our supplemental savings plan for the year ended December 31, 2004 and (e) car allowances for the year ended December 31, 2004. Car allowances for the year ended December 31, 2004 were as follows: Mr. Gangwal—$18,000; Mr. O'Hara—$12,000; Mr. Chacko—$12,000. Our contributions to the supplemental savings plan for the year ended December 31, 2004 were as follows: Mr. Gangwal—$65,073; Mr. O'Hara—$23,496; Mr. Chacko—$5,172; Ms. Powers—$4,025; Mr. Smith—$583. Additionally, $36,041 of "All Other Compensation" for Mr. O'Hara for 2004 consisted of relocation payments. The compensation element of our group life insurance program for the year ended December 31, 2004, 2003 and 2002 respectively, were as follows: Mr. Gangwal—$4,640, $1,770, and $0; Mr. O'Hara—$874, $437, and $0; Mr. Chacko—$499, $115 and $0; Ms. Powers—$1,553, $1,861 and $1,656; Mr. Smith—$1,380, $0 and $0. Our contributions to individual 401(k) plan accounts for the years ended December 31, 2004, 2003 and 2002, respectively, were as follows: Mr. Gangwal—$9,550, $6,453, and $0; Mr. O'Hara—$10,250, $5,504, and $0; Mr. Chacko—$10,122, $0 and $0; Ms. Powers—$10,250, 3,938 and $3,236; Mr. Smith—$6,771, $0 and $0. In 2003, Mr. O'Hara received a car allowance of $6,000 and Mr. Chacko received a car allowance of $2,417. In 2003, pursuant to the terms of her employment agreement, Ms. Powers received the following change-in-control payments following the closing of the Acquisition: $2,649,315. $6,453 of "All Other Compensation" for Mr. Gangwal for 2004 consisted of a 401(k) plan shortfall payment for 2003. $3,462 of "All Other Compensation" for Mr. O'Hara for 2004 consisted of a 401(k) plan shortfall payment for 2003. $36,041 of "All Other Compensation" for Mr. O'Hara for 2004 consisted of relocation payments. $13,107 of "All Other Compensation" for Mr. Chacko for 2003 consisted of relocation payments.

Option Grants During Year Ended December 31, 2004

        The following table sets forth information regarding stock options granted during the fiscal year 2004 to our executive officers named below:

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
		Percentage of Total Options Granted to Employees in 2004(1)
	Number of Securities Underlying Options Granted
Name			Exercise Price Per Share(2)	Expiration Date
					5%	10%
Rakesh Gangwal	—	—	—	—	—	—
M. Gregory O'Hara	—	—	—	—	—	—
Ninan Chacko	—	—	—	—	—	—
Susan J. Powers	—	—	—	—	—	—
Jeffrey C. Smith	50,000	11.0	1.78	3/12/2014	$673,835	$1,082,450
	50,000	11.0	6.97	3/12/2014	$425,335	$833,950

(1)
Options to purchase a total of 455,000 shares of WTI Class A Common Stock were issued in 2004.

(2)
The exercise price per share is given as of December 31, 2004. The options granted in 2004 consisted of "Series 1" and "Series 2" options. The Series 1 options were issued with an initial exercise price of $1.95 per share, which is scheduled to decrease to $0.32 per share in six month increments over a period of four years from the grant date. The Series 2 options were issued with an initial exercise price of $7.14 per share, which is scheduled to decrease to $5.29 per share in six month increments over a period of four and a half years from the grant date.

(3)
As of December 31, 2004. The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated assuming that the estimated fair value of WTI's Class A Common Stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. The estimated fair value of WTI's Class A Common Stock on the date of grant was approximately $8.47 per share. The securities underlying the options listed above are not traded on an established exchange. Pursuant to the WTI stock incentive plan, the estimated fair value of a share of Class A Common Stock is to be determined in good faith by the Board.

Aggregate option exercises in 2004 and year-ended values

        The following table sets forth information regarding 2004 fiscal year-end option values for each of the executive officers named below:

			Number of Securities Underlying Unexercised Options at Fiscal Year End
					Value of Unexercised In-The-Money Options at Fiscal Year-End(1)
	Number of Shares Acquired on Exercise
Name		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Rakesh Gangwal	—	$—	300,000	1,200,000	$54,000	$216,000
M. Gregory O'Hara	—	—	120,000	480,000	21,600	86,400
Ninan Chacko	—	—	50,000	200,000	9,000	36,000
Susan J. Powers	—	—	16,000	64,000	2,880	11,520
Jeffrey C. Smith	—	—	—	100,000	—	18,000

(1)
The securities underlying the options listed above are not traded on an established exchange. Pursuant to the WTI stock incentive plan, the estimated fair value of a share of Class A Common Stock is to be determined in good faith by the Board.

Equity Compensation Plan Information

        The following table sets forth information as of December 31, 2004 regarding all of our existing compensation plans pursuant to which equity securities are authorized for issuance to employees and non-employee directors.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(1) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(2) (c)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	9,758,388	$4.38	2,821,612
Total	9,758,388	$4.38	2,821,612

(1)
As of December 31, 2004.

(2)
Consists of options to purchase 2,347,000 shares of WTI's Class A Common Stock and 474,612 restricted shares of WTI's Class A Common Stock issuable under the WTI stock incentive plan.

Stock Incentive Plan

        Under the WTI stock incentive plan, WTI offers restricted shares of its Class A Common Stock and grants options to purchase shares of its Class A Common Stock to selected management employees. The purpose of the stock incentive plan is to promote our long-term financial success by attracting, retaining and rewarding eligible participants. WTI has reserved 12,580,000 shares of Class A Common Stock for issuance under the stock incentive plan. After giving effect to issuances of restricted stock and options through December 31, 2004, 474,612 shares of Class A Common Stock are available for issuance as restricted stock under the stock incentive plan and options to purchase 2,347,000 shares of Class A Common Stock may be granted under the stock incentive plan.

        The stock incentive plan is administered by the human resources committee. If at any time there is not any human resources committee serving, the board of directors of WTI will administer the stock incentive plan. The human resources committee has discretionary authority to determine which employees will be eligible to participate in the stock incentive plan and will consider participants recommended by our President and Chief Executive Officer. The human resources committee will establish the terms and conditions of the restricted stock and options awarded under the stock incentive plan. However, in no event may the exercise price of any options granted or (except for certain initial grants of restricted stock made at the closing of the Acquisition) the purchase price for restricted stock offered under the stock incentive plan be less than the fair market value of the underlying shares on the date of grant. Existing stock option grants were subject to a provision whereby the exercise price was reduced over time pursuant to a sliding scale formula. The sliding scale formula would be frozen, in effect setting the exercise price at its present assigned value, in the event of the redemption of the WTI Preferred Stock. On April 15, 2005, WTI completed the redemption of 100% of the WTI Preferred Stock in connection with the Refinancing Transactions. However, the human resources committee determined that the sliding scale formula would remain in effect despite the redemption of the WTI Preferred Stock.

        The stock incentive plan permits WTI to grant both incentive stock options and non-qualified stock options. The human resources committee will determine the number and type of options granted to each participant, the exercise price of each option, the duration of the options (not to exceed ten years), vesting provisions and all other terms and conditions of such options in individual option agreements. However, the human resources committee is not permitted to exercise its discretion in any way that will disqualify the stock incentive plan under Section 422 of the Code. The stock incentive plan provides that upon termination of employment with us, unless determined otherwise by the human resources committee at the time options are granted, the exercise period for vested options will generally be limited, provided that vested options will be canceled immediately upon a termination for cause. The stock incentive plan provides for the cancellation of all unvested options upon certain terminations of employment with us, unless determined otherwise by the human resources committee at the time options are granted. We do not have the ability to repurchase options, but shares acquired on exercise may generally be repurchased at WTI's option following termination of employment with us prior to an initial public offering, unless otherwise determined by the human resources committee at the time of grant.

        The stock incentive plan also permits WTI to offer participants restricted stock at a purchase price that is at least equal to the fair market value of a share of Class A Common Stock on the date of purchase (except for certain initial grants of restricted stock made at the closing of the Acquisition). The human resources committee will determine the number of shares of restricted stock offered to each participant, the purchase price of the shares of restricted stock, the period the restricted stock is unvested and subject to forfeiture and all other terms and conditions applicable to such restricted stock in individual restricted stock subscription agreements. The stock incentive plan provides that WTI may repurchase restricted stock upon a participant's termination of employment, unless determined otherwise by the human resources committee. CVC and OTPP may repurchase any restricted stock not repurchased by WTI, unless otherwise determined by the human resources committee. All shares of restricted stock offered, and all shares acquired upon exercise of options granted, under the stock incentive plan will be subject to the stockholders agreement described below under "Certain Relationships and Related Transactions—Stockholders Agreement" and the registration rights agreement described below under "Certain Relationships and Related Transactions—Registration Rights Agreement."

        The stock incentive plan provides that upon a change-in-control, unless otherwise determined by the human resources committee in an award agreement, all forfeiture conditions imposed on the restricted stock will lapse, and each outstanding service option and each performance option that is exercisable on or prior to the change-in-control shall be canceled in exchange for a payment in cash of an amount equal to the excess of the change in control price over the option price. Alternatively, unless determined otherwise by the human resources committee in an award agreement, the human resources committee may determine that in the event of a change in control, such restricted stock and options shall be honored or assumed, or new rights substituted therefore by the surviving employer on a substantially similar basis and in accordance with the terms and conditions of the stock incentive plan.

Pension Plans

        We sponsor a defined benefit plan, the Worldspan Employees' Pension Plan, or Pension Plan, which is intended to qualify under section 401 of the Internal Revenue Code. The Pension Plan covers U.S. salaried and hourly employees hired before January 1, 2002 who are at least 18 years of age and who have completed at least one year of service. The Pension Plan does not permit any employees hired after December 31, 2001 to participate in the Pension Plan. Effective December 31, 2003, to reduce ongoing pension costs, we froze all further benefit accruals under the Pension Plan. Employees who had already become participants in the Pension Plan will, however, continue to receive vesting credit for their future years of service for purposes of determining vesting of their frozen accrued benefit. Similarly, future service with us will be taken into consideration for purposes of determining a participant's eligibility to receive early retirement and similar benefits which are conditioned on the number of a participant's years of service. However, only years of service and earnings history prior to January 1, 2004, will be considered for determining the amount of accrued benefit. The benefits under this plan are based primarily on years of service and remuneration prior to the freeze. Vesting will occur after an employee has completed five years of service.

        The Pension Plan provides normal retirement benefits at age 65 determined generally as 60% of the participant's average monthly compensation for the 60 consecutive calendar months which return the highest average, multiplied by a fraction (not to exceed one) the numerator of which is the participant's years of service and the denominator is 30. The Pension Plan offsets 50% of the employee's social security benefit (or if less 30% of the employee's average monthly compensation) multiplied by a fraction (not to exceed one) the numerator of which is the participant's years of service and the denominator is 30. Under the terms of the Pension Plan, the average monthly compensation of an employee includes only compensation reportable on an IRS Form W-2 and specifically does not include payments from or deferrals to any deferred compensation plan established by us.

        An employee who has reached age 52 and completed at least 10 years of service may elect to retire early with reduced benefits. The normal form of benefit under the Pension Plan for an unmarried participant is a single life annuity and for a married participant is a joint and 50% survivor annuity. Other optional forms of benefit, which provide for actuarially reduced pensions, are also available. Under federal law for 2004, benefits from the Pension Plan are limited to $165,000 per year and may be based only on the first $205,000 of a participant's annual compensation.

        Additionally, we sponsor the Worldspan Retirement Benefit Restoration Plan, or Restoration Plan, a non-qualified supplemental pension plan. In addition to other eligible employees, Ms. Powers participates in the Restoration Plan (but Mssrs. Gangwal, O'Hara, Chacko and Smith do not). This plan provides benefits on the same basis as the Pension Plan; however, the executives accrue benefits without regard to the federal limits on benefits and compensation imposed on qualified plans. Certain of our executive officers' management retention agreements provided for the attribution of additional years of service or age in calculating benefits under the Restoration Plan. Additionally, deferrals to a deferred compensation plan established by us are included in calculating the executive's average monthly compensation. All benefits offered under the Restoration Plan will be offset by the benefits the executive receives under the Pension Plan. Participants in the Restoration Plan remain unsecured general creditors of ours. Effective December 31, 2003, to reduce ongoing costs, we froze all further benefit accruals under the Restoration Plan. Employees who had already become participants in the Restoration Plan will, however, continue to receive vesting credit for their future years of service for purposes of determining vesting of their frozen accrued benefit. Similarly, future service with us will be taken into consideration for purposes of determining a participant's eligibility to receive early retirement and similar benefits which are conditioned on the number of a participant's years of service.

        For illustration purposes, the following table shows estimated combined maximum annual retirement benefits payable under our Pension Plan and our Restoration Plan to our executive officers who retire at age 65, assuming the executive officers receive their benefit as a single life annuity, without survivor benefits.

	Years of Service
Final Average Compensation
	5	10	15	20	25	30
$150,000	$13,215	$26,430	$39,645	$52,860	$66,075	$79,290
200,000	18,215	36,430	54,645	72,860	91,075	109,290
250,000	23,215	46,430	69,645	92,860	116,075	139,290
300,000	28,215	56,430	84,645	112,860	141,075	169,290
350,000	33,215	66,430	99,645	132,860	166,075	199,290
400,000	38,215	76,430	114,645	152,860	191,075	229,290
500,000	48,215	96,430	144,645	192,860	241,075	289,290
600,000	58,215	116,430	174,645	232,860	291,075	349,290
700,000	68,215	136,430	204,645	272,860	341,075	409,290

        As of December 31, 2004, Ms. Powers had 12.25 years of service credited under the Pension Plan.

        As of December 31, 2004, the fair market value of the Pension Plan's assets was $183.7 million. Its FAS 87 accumulated benefit obligation, or ABO, was $205.0 million and its projected benefit obligation, or PBO, was $205.0 million. Accordingly, the Pension Plan's ABO exceeded its assets by $21.3 million and its PBO exceeded its assets by $21.3 million.

401(k) Plan

        We sponsor a defined contribution plan, the Worldspan Retirement Savings Plan, or 401(k) Plan, intended to qualify under section 401 of the Internal Revenue Code. Substantially all of our U.S. employees are eligible to participate in the 401(k) Plan on the first day of the month in which the employee has attained 18 years of age and 30 days of employment. Employees may make pre-tax contribution of 1%–20% of their eligible compensation, not to exceed the limits under the Internal Revenue Code. During the year ended December 31, 2004, we matched 100% of the employee contributions, up to a maximum of 5% of the employee's eligible compensation. Employees may direct their investments among various pre-selected investment alternatives. Each employee is at all times 100% vested in his or her benefits under the 401(k) Plan, including the employer match.

        We have a Supplemental Savings Program for key management employees designated by us whose contributions are limited under the 401(k) Plan by various provisions of the Internal Revenue Code. This program will provide benefits on the same basis as the 401(k) Plan; however, contributions may be made to the Supplemental Savings Program without regard to the federal limits on compensation and contributions imposed on qualified plans. The employer match offered under the Supplemental Savings Program will apply only to amounts contributed by the executive to the Supplemental Savings Program. This employer match will be fully grossed-up to account for any federal, state or other taxes that may be imposed. All employer and employee contributions to the Supplemental Savings Program will be placed in segregated accounts, in the name of the participant, and will not be subject to our creditors. Accordingly, all contributions will be immediately taxable to each participant, and we will receive a compensation deduction equal to the amount of all such contributions.

2004 Executive Incentive Compensation Program

        In 2004, we had in place an Executive Incentive Compensation Program, or 2004 EICP, that was designed to motivate participants to achieve strategic goals and to attract, reward and retain key executives. The 2004 EICP sought to accomplish these goals by allowing eligible employees to receive cash awards by achieving certain pre-established company and individual based goals. In addition to other eligible employees, all of the named executive officers participated in the 2004 EICP. The 2004 EICP is governed by the members of the Worldspan Board human resources committee and the President and CEO.

        The purpose of the 2004 EICP was to provide eligible employees with an incentive for excellence in individual performance and to promote teamwork among our key employees, which is essential for us to realize our annual business objectives. The 2004 EICP was designed to accomplish these goals by allowing eligible employees to share in our success by receiving monetary awards upon the attainment of pre-established performance goals. These awards are based upon a percentage of the employee's base salary.

        Administration and Implementation.    The 2004 EICP was administered by a committee consisting of the President and CEO, the Senior Vice President and Chief Financial Officer, General Counsel, Secretary and Senior Vice President—Human Resources. These individuals are referred to herein as the Administrative Committee. The Administrative Committee is responsible for overseeing the day-to-day operation of the 2004 EICP, as well as the selection of key employees to become participants in the 2004 EICP.

        Eligibility.    Certain of our key employees who were recommended by the President and CEO and who were approved by the Administrative Committee were eligible to participate in the 2004 EICP.

        Payment of Awards.    Certain remaining payouts under the 2003 Executive Incentive Compensation Program Short-Term Program were made in March 31, 2004.

Employment Agreements

        Rakesh Gangwal.    Rakesh Gangwal joined us in June 2003. His employment agreement provides for him to serve as our Chairman, President and Chief Executive Officer for a five year initial term, with such initial term automatically extending for additional one year periods unless written notice is given by either of us prior to the termination date. Under this agreement, Mr. Gangwal will receive an annual base salary of $1,000,000, subject to annual merit increases as determined by our board of directors. Under the agreement, Mr. Gangwal is also eligible for an annual performance bonus, with a target payment of 100% of his base salary, adjusted to reflect the actual performance targets achieved. Under the terms of Mr. Gangwal's employment agreement and a side letter agreement, we are also obligated to pay benefits on the same basis as the Pension Plan, which benefits accrued until December 31, 2003 without regard to the federal limits on benefits and compensation imposed on qualified plans. In calculating these benefits, Mr. Gangwal will be credited with 5.5 years of service, and, consistent with our treatment of the participants in our Pension Plan, his average monthly compensation will be frozen as of December 31, 2003. The employment agreement also provides for the equity opportunities described under "Certain Relationships and Related Transactions."

        Upon a change-in-control and a termination of Mr. Gangwal's employment in connection with the change-in-control, he will receive a lump sum payment equal to three times his then current base salary and prior year's performance bonus, and a prorated portion of any performance bonuses and continued participation in our health and welfare benefits plans for 36 months. The agreement provides for tax restoration payments to the extent any of the severance benefits are subject to an excise tax imposed on certain payments made in connection with a change-in-control under the Internal Revenue Code. The agreement also contains a customary non-competition provision lasting two years, a non-solicitation covenant lasting three years and confidentiality covenants. In addition, the agreement provides for reasonable relocation costs or a housing allowance, medical, life and disability insurance and participation in our pension plan (or equivalent benefits). In the event Mr. Gangwal resigns for good reason, as defined in the agreement, or if we terminate his employment for any reason other than for cause, Mr. Gangwal will be entitled to receive base salary for three years and a lump sum payment of a prorated portion of his performance bonus for the year in which he was terminated. In addition,

Mr. Gangwal may continue to participate in our health and welfare benefit plans for three years and receive other miscellaneous benefits. In the event of his termination as a result of death or disability, Mr. Gangwal (or his beneficiaries) will be entitled to a lump sum payment of a prorated portion of his performance bonus and continued participation in our group health and welfare benefit plans for 12 months.

        M. Gregory O'Hara.    Gregory O'Hara joined us in June 2003. His employment agreement provides for him to serve as our Executive Vice President of Corporate Planning and Development for a three year initial term, with such initial term automatically extending for additional one year periods unless written notice is given by either of us prior to the termination date. Under this agreement, Mr. O'Hara will receive an annual base salary of $525,000, subject to annual merit increases as determined by our board of directors. Under the agreement, Mr. O'Hara is also eligible for an annual performance bonus, with a target payment of 70% of his base salary, adjusted to reflect the actual performance targets achieved. The agreement also provides for the equity opportunities described under "Certain Relationships and Related Transactions."

        Upon a change-in-control and a termination of Mr. O'Hara's employment in connection with the change-in-control, he will receive a lump sum payment equal to one and one half times his then current base salary and prior year's performance bonus, and a prorated portion of any performance bonus and continued participation in our health and welfare benefit plans for 18 months. The agreement provides for tax restoration payments to the extent any of the severance benefits are subject to an excise tax imposed on certain payments made in connection with a change-in-control under the Internal Revenue Code. The agreement also contains customary non-competition and non-solicitation covenants lasting two years and confidentiality covenants. In addition, the agreement provides for reasonable relocation costs, medical, life and disability insurance and participation in our pension plan (or equivalent benefits). In the event Mr. O'Hara resigns for good reason, as defined in the agreement, or if we terminate his employment for any reason other than for cause, Mr. O'Hara will be entitled to receive base salary for one year and a lump sum payment of a prorated portion of his performance bonus for the year in which he was terminated. In addition, Mr. O'Hara may continue to participate in our health and welfare benefits plans for one year and receive other miscellaneous benefits. In the event of his termination as a result of death or disability, Mr. O'Hara (or his beneficiaries) will be entitled to a lump sum payment of a prorated portion of his performance bonus and continued participation in our health and welfare benefit plans for 12 months.

        Ninan Chacko.    Ninan Chacko joined us in October 2003. His employment agreement provides for him to serve as our Senior Vice President of Product Planning for a three year initial term, with such initial term automatically extending for additional one year periods unless written notice is given by either of us prior to the termination date. Under this agreement, Mr. Chacko will receive an annual base salary of $300,000, subject to annual merit increases as determined by our board of directors. Mr. Chacko is also eligible for an annual performance bonus, with a target payment of 45% of his base salary, adjusted to reflect the actual performance targets achieved. The agreement also provides for the equity opportunities described under "Certain Relationships and Related Transactions." Upon entering into this agreement, Mr. Chacko received a $200,000 signing bonus.

        Upon a change-in-control and a termination of Mr. Chacko's employment in connection with the change-in-control, he will receive a lump sum payment equal to one and one half times his then current base salary and prior year's performance bonus, and a prorated portion of any performance bonus and continued participation in our health and welfare benefit plans for 18 months. The agreement provides for tax restoration payments to the extent any of the severance benefits are subject to an excise tax imposed on certain payments made in connection with a change-in-control under the Internal Revenue Code. The agreement also contains customary non-competition and non-solicitation covenants lasting two years and confidentiality covenants. In addition, the agreement provides for reasonable relocation costs, medical, life and disability insurance and participation in our pension plan (or equivalent benefits). In the event Mr. Chacko resigns for good reason, as defined in the agreement, or if we terminate his employment for any reason other than for cause, Mr. Chacko will be entitled to receive base salary for one year and a lump sum payment of a prorated portion of his performance bonus for the year in which he was terminated. In addition, Mr. Chacko may continue to participate in our health and welfare benefits for one year and receive other miscellaneous benefits. In the event of his termination as a result of death or disability, Mr. Chacko (or his beneficiaries) will be entitled to a lump sum payment of a prorated portion of his performance bonus and continued participation in our health and welfare benefit plans for 12 months.

        Other Executive Officers.    In January 2005, following the departure of our Chief Financial Officer, we entered into a new employment agreement with Mr. Messick to serve as Senior Vice President—Finance. The initial term of the agreement was one year, effective December 2004, and the agreement was terminated effective June 6, 2005. Pursuant to the agreement, Mr. Messick was eligible for annual bonus compensation in accordance with our bonus program, subject to proration. Pursuant to Mr. Messick's original employment agreement with us which terminated in February 2004, Mr. Messick was entitled to a severance package consistent with the severance for the executive officers described below. A portion of Mr. Messick's severance period elapsed during the term of his second consulting agreement (see "—Consulting Agreements") and the remainder of his severance benefits, totaling 15 months, will be payable to Mr. Messick effective June 6, 2005.

        We have entered into new employment agreements with Messrs. Lauderdale, Parks and Ms. Powers and we have entered into an initial employment agreement with Mr. Smith. We have additionally entered into an initial employment agreement with Mr. Mooney on March 21, 2005. The initial term of each of the employment agreements is two years, commencing January 1, 2004 in the case of Messrs. Lauderdale and Parks and Ms. Powers, March 8, 2004 in the case of Mr. Smith and March 21, 2005 in the case of Mr. Mooney. In each case, the term of the employment agreement automatically extends for an additional one-year period unless either we or the executive officer gives notice of non-renewal at least 90 days before the end of the employment term. Pursuant to each employment agreement, each executive officer will be eligible for annual bonus compensation in accordance with our bonus program. Each employment agreement contains customary non-competition and non-solicitation covenants, in each case lasting 18 months following the executive's termination of employment and confidentiality and non-disparagement covenants.

        Each employment agreement provides that if the executive officer terminates his or her employment for good reason, as defined in the applicable employment agreement, or if we terminate the executive officer's employment without cause, as defined in the applicable employment agreement, the executive officer shall receive severance payments equal to 18 months' base salary and shall continue to receive certain group welfare benefits for 18 months. Each employment agreement also provides that if, within one year following a change in control, as defined in the employment agreement, the executive officer terminates his or her employment for good reason, or if we terminate the executive officer's employment without cause, the executive officer shall be entitled (i) to receive a performance bonus prorated for the portion of the year preceding the change in control, (ii) to receive an amount equal to the sum of the executive officer's base salary plus the bonus received by the executive officer in the preceding year, multiplied by 1.5 and (iii) to continue to receive certain group benefits for 18 months. The employment agreements do not provide for any payments or continued benefits if the executive officer voluntarily resigns or is terminated by us for cause.

Consulting Agreements

        Paul J. Blackney.    In June 2003, Mr. Blackney, our former President and Chief Executive Officer, entered into a consulting agreement with us that provides for him to consult with the President and Chief Executive Officer, speak at travel industry forums, participate in various sales calls, and other services as requested by us. Under this consulting agreement, Mr. Blackney was paid an annual retainer of $150,000 and annual living expenses of $60,000. The consulting agreement terminated on June 30, 2004. In July 2004, we entered into a new consulting agreement with Mr. Blackney that provides for him to provide services as requested by us. This consulting agreement has a one-year term expiring on June 30, 2005. Under this agreement, Mr. Blackney will be paid an annual retainer of $25,000.

        Pursuant to his former employment agreement, Mr. Blackney was paid severance payments of 330% of his base salary, 100% of the greater of the forecasted actual level and his target level under the 2003 Short-Term Program and 100% of the greater of the forecasted actual levels and his target levels under each of the 2001, 2002 and 2003 Long-Term Programs. Pursuant to a deferral agreement, Mr. Blackney agreed to defer his receipt of the change-in-control payment equal to $5,000,000 until September 16, 2003 in exchange for an additional $250,000 plus interest for the period from July 7, 2003 through September 16, 2003. In addition, he received any earned but unpaid bonuses under the 2000 Long-Term Program, supplemental retirement benefits, pleasure travel privileges on Delta and Northwest and other miscellaneous benefits. Mr. Blackney's former employment agreement also contains customary non-competition and non-solicitation covenants lasting until June 2005, and confidentiality covenants.

        Douglas L. Abramson.    In connection with his retirement on December 31, 2003, Mr. Abramson, our former Senior Vice President—Human Resources, General Counsel and Secretary, entered into an agreement with us covering consulting services relating to travel technology services, systems, and operations provided to us by Mr. Abramson during the period from January 1, 2004 to April 30, 2004. Additionally, Mr. Abramson has represented us in various meetings with regulatory officials in the U.S., Canada and the E.U. Under this consulting agreement, Mr. Abramson was paid a total of $92,308 in four equal monthly installments for services provided during the term.

        Jesse M. Liebman.    In connection with his retirement on December 31, 2003, Mr. Liebman, our former Senior Vice President—Strategic Planning, entered into a consulting agreement with us covering services to be provided to us by Mr. Liebman during the period from January 1, 2004 to September 30, 2004. Under this consulting agreement, Mr. Liebman was paid a total of $213,000 in nine equal monthly installments for services provided during the term.

        Dale Messick.    Dale Messick, our former Chief Financial Officer, entered into a consulting agreement with us covering services to be provided to us by Mr. Messick during the period from February 16, 2004 to August 31, 2004. Pursuant to this agreement, Mr. Messick provided consulting services as requested by our President and Chief Executive Officer, including assisting with the transition of our new Senior Vice President and Chief Financial Officer and providing support to us in connection with preparations for an initial public offering of WTI's common stock. Under this consulting agreement, Mr. Messick was paid a total of $122,378 for services provided during the term. Additionally, pursuant to a separate letter agreement, 11,430 of Mr. Messick's options to purchase WTI's Class A Common Stock vested and 26,790 of his restricted shares of Class A Common Stock became unrestricted in August 2004.

        In August 2004, we entered into a new consulting agreement with Mr. Messick that continued until December 2004 and provided that Mr. Messick would provide consulting services as requested by our President and Chief Executive Officer. Under the consulting agreement, Mr. Messick was paid a total of $12,000 for services provided during the term. Effective June 6, 2005, we entered into a consulting agreement with Mr. Messick pursuant to which he will provide certain financial services as requested by us for a period of approximately four months. Under the consulting agreement, Mr. Messick will be paid a total of $4,000 per month for services provided during the term.

Compensation Committee Interlocks and Insider Participation

        The human resources committee, which performs functions equivalent to those of a compensation committee, currently consists of Messrs. Leech, Schorr and Silvestri. None of the members of the human resources committee are currently or have been, at any time since the time of our formation, one of our officers or employees, except that Messrs. Schorr and Silvestri were officers of ours prior to the Acquisition. None of our executive officers currently serve, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or human resources committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        We are a wholly owned subsidiary of WTI. The following table sets forth certain information regarding the beneficial ownership of WTI, as of October 20, 2005 by (i) each person or entity known to us to own more than 5% of any class of WTI's outstanding securities, (ii) each member of our board of directors and each of our named executive officers and (iii) all of members of our board of directors and all of our executive officers as a group. WTI's outstanding securities consist of approximately 82,967,548 shares of WTI Class A Common Stock, 11,000,000 shares of WTI Class B Common Stock and, following the redemption of 100% of the WTI Preferred Stock in connection with the Refinancing Transactions completed on April 15, 2005, no shares of WTI Preferred Stock. This table does not include shares of WTI Class A Common Stock issuable upon conversion of WTI Class B Common Stock or WTI Class C Common Stock or shares of WTI Class C Common Stock issuable upon conversion of WTI Class A Common Stock. To our knowledge, each of such stockholders has sole voting and investment power as to the stock shown unless otherwise noted. Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulation promulgated under the Exchange Act.

	Number and Percent of Shares of WTI(1)
	Class A Common Stock		Class B Common Stock		All Common Stock
	Number	Percent	Number	Percent	Percent
Greater than 5% Stockholders:
Citigroup Venture Capital Equity Partners, L.P.(2) 399 Park Avenue, 14th Floor New York, NY 10022	50,858,251	60.6%	—	—	53.5%
Ontario Teachers' Pension Plan Board 5650 Yonge Street Toronto, Ontario M2M 4H5	23,522,810	28.0%	11,000,000	100.0%	36.3%
Named Executive Officers and Directors:
Rakesh Gangwal(3)(4)	4,064,374	4.8%	—	—	4.3%
M. Gregory O'Hara(3)(5)	2,448,107	2.9%	—	—	2.8%
Ninan Chacko(3)(6)	728,345	*	—	—	*
Susan J. Powers(3)(7)	210,215	*	—	—	*
Jeffrey C. Smith(3)(8)	248,489	*	—	—	*
Shael J. Dolman(9)(10)	23,522,810	28.0%	11,000,000	100.0%	36.3%
Ian D. Highet(2)(11)(12)	50,883,379	60.6%	—	—	53.6%
James W. Leech(9)	—	—	—	—	—
Dean G. Metcalf(9)(10)	23,522,810	28.0%	11,000,000	100.0%	36.3%
Paul C. Schorr IV(2)(11)(13)	50,895,943	60.6%	—	—	53.6%
Joseph M. Silvestri(2)(11)(14)	50,921,071	60.6%	—	—	53.6%
David F. Thomas(2)(11)	50,983,892	60.7%	—	—	53.7%
All executive officers and directors as a group (15 persons)(15)	82,988,302	98.8%	11,000,000	100.0%	98.9%

*
indicates less than 1%

(1)
Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days.

(2)
Includes 49,901,433 shares of WTI Class A Common Stock held by Citigroup Venture Capital Equity Partners, L.P., 505,985 shares of WTI Class A Common Stock held by CVC/SSB Employee Fund, L.P. and 450,833 shares of WTI Class A Common Stock held by CVC Executive Fund LLC.

(3)
The address of each of Mr. Gangwal, Mr. O'Hara, Mr. Chacko, Ms. Powers and Mr. Smith is c/o Worldspan, L.P., 300 Galleria Parkway, N.W., Atlanta, Georgia 30339.

(4)
Includes 25,254 shares of WTI Class A Common Stock held by Mr. Gangwal as custodian for the benefit of Parul Gangwal under the Virginia Uniform Transfers to Minors Act and (b) options exercisable for 600,000 shares of WTI Class A Common Stock within 60 days.

(5)
Includes (a) 117,266 shares of WTI Class A Common Stock held by the O'Hara 2004 Retained Annuity Trust, (b) 52,501 shares of WTI Class A Common Stock held by five of Mr. O'Hara's family members and (c) options exercisable for 240,000 shares of WTI Class A Common Stock within 60 days.

(6)
Includes (a) 93,813 shares of WTI Class A Common Stock held by the Chacko 2004 Retained Annuity Trust and (b) options exercisable for 100,000 shares of WTI Class A Common Stock within 60 days.

(7)
Includes options exercisable for 16,000 shares of WTI Class A Common Stock within 60 days.

(8)
Includes options exercisable for 20,000 shares of WTI Class A Common Stock within 60 days.

(9)
The address of each of Mr. Dolman, Mr. Leech and Mr. Metcalf is c/o Ontario Teachers' Pension Plan Board, 5650 Yonge Street, Toronto, Ontario M2M 4H5.

(10)
Includes 23,522,810 shares of WTI Class A Common Stock and 11,000,000 shares of WTI Class B Common Stock held by OTPP. Each of Mr. Dolman and Mr. Metcalf may be deemed to have the power to dispose of the shares held by OTPP due to a delegation of authority from the board of directors of OTPP and each expressly disclaims beneficial ownership of such shares.

(11)
Each of Mr. Highet, Mr. Schorr, Mr. Silvestri and Mr. Thomas is a member of management of CVC and disclaims beneficial ownership of the shares held by CVC, CVC/SSB Employee Fund, L.P. and CVC Executive Fund LLC. The address of each of Mr. Highet, Mr. Schorr, Mr. Silvestri and Mr. Thomas is c/o Citigroup Venture Capital Equity Partners, L.P., 399 Park Avenue, 14th Floor, New York, NY 10022.

(12)
Includes 12,564 shares of WTI Class A Common Stock held by Lea Highet.

(13)
Includes 27,692 shares of WTI Class A Common Stock held by BG Partners L.P. and 10,000 shares of WTI Class A Common Stock held by Paul C. Schorr III as trustee of The Schorr Family Trust, dated December 7, 2001.

(14)
Includes 62,820 shares of WTI Class A Common Stock held by Silvestri 2002 Trust.

(15)
Includes options exercisable for 1,024,000 shares of WTI Class A Common Stock within 60 days.

WTI Preferred Stock

        WTI's Amended and Restated Certificate of Incorporation provides that WTI may issue 330,000 shares of Preferred Stock, all of which is designated as 10% Series A Cumulative Compounding Preferred Stock. WTI Preferred Stock has a stated value of $1,000 per share and is entitled to annual dividends when, as and if declared, which dividends will be cumulative, whether or not earned or declared, and will accrue at a rate of 10%, compounding semi-annually. On February 16, 2005, WTI redeemed approximately 97% of the WTI Preferred Stock and agreed to the deferred redemption of the remaining outstanding WTI Preferred Stock on April 15, 2005, in connection with the Refinancing Transactions at a redemption price equal to the face amount of the WTI Preferred Stock plus accrued and unpaid dividends thereon (including additional dividends (as defined in WTI's Amended and Restated Certificate of Incorporation)) to the redemption date. There were 126,186.421 shares of WTI Preferred Stock issued and outstanding prior to the date of redemption.

        The vote of two-thirds of the outstanding shares of WTI Preferred Stock, voting as a separate class, is required to:

  •
  create, authorize or issue any other class or series of stock entitled to a preference ahead of the WTI Preferred Stock regarding any dividend or upon distribution or any liquidation, distribution of assets, dissolution or winding up of WTI, or increase the authorized amount of any other class or series, or

  •
  amend WTI's Amended and Restated Certificate of Incorporation if the amendment would adversely affect the relative rights and preferences of the holders of the WTI Preferred Stock.

        Except as described in the immediately preceding sentence or as otherwise required by law, the WTI Preferred Stock is not entitled to vote. WTI may not pay any dividend upon (except for the special dividends payable to the holders of WTI Class B Common Stock and a dividend payable in Junior Stock, as defined below), or redeem or otherwise acquire shares of, capital stock junior to the WTI Preferred Stock (including the common stock) ("Junior Stock") unless all cumulative dividends on the WTI Preferred Stock have been paid in full. Upon liquidation, dissolution or winding up of WTI, holders of WTI Preferred Stock are entitled to receive out of the legally available assets of WTI, before any amount shall be paid to holders of Junior Stock (other than the special dividends payable to the holders of WTI Class B Common Stock), an amount equal to $1,000 per share of WTI Preferred Stock, plus all accrued and unpaid dividends to the date of final distribution. If the available assets are insufficient to pay the holders of the outstanding shares of WTI Preferred Stock in full, the assets, or the proceeds from the sale of the assets, will be distributed ratably among the holders.

        On or after June 30, 2013, each holder of WTI Preferred Stock shall have the right, at such holder's option, to require WTI to repurchase such WTI Preferred Stock, in whole or in part, at a price per share of $1,000, plus accrued and unpaid dividends to the date of repurchase. WTI may redeem at its option, in whole or in part, the WTI Preferred Stock at any time at a price per share of $1,000, plus accrued and unpaid dividends to the date of redemption. Concurrently with an initial public offering of WTI Common Stock, WTI may convert at its option, in whole or in part, the WTI Preferred Stock into shares of WTI Class A Common Stock. The number of shares of WTI Class A Common Stock deliverable upon conversion of a share of WTI Preferred Stock will be an amount equal to (x) $1,000 plus accrued and unpaid dividends to the date of the consummation of the initial public offering, dividend by (y) the per share price to the public (net of underwriting discounts or commissions) for the WTI Class A Common Stock in the initial public offering. If WTI does not elect to convert all of the WTI Preferred Stock in connection with the initial public offering, each holder of WTI Preferred Stock may convert at such holder's option such holder's WTI Preferred Stock, in whole or in part, into WTI Class A Common Stock at the same ratio as WTI may cause a conversion. In addition, CVC has "drag-along" rights to cause all other stockholders to sell their shares of WTI Preferred Stock and WTI Common Stock on a pro rata basis with CVC and/or its affiliates in significant sales to third parties.

WTI Common Stock

        The Amended and Restated Certificate of Incorporation of WTI provides that WTI may issue 261,000,000 shares of WTI Common Stock, divided into three classes consisting of 125,000,000 shares of WTI Class A Common Stock, 11,000,000 shares of WTI Class B Common Stock and 125,000,000 shares of WTI Class C Common Stock. There are about 82,967,548 shares of WTI Class A Common Stock outstanding, 11,000,000 shares of WTI Class B Common Stock and no shares of WTI Class C Common Stock outstanding as of April 28, 2005. The holders of WTI Class A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and the holders of WTI Class B Common Stock and WTI Class C Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders other than the election of directors. Under the Amended and Restated Certificate of Incorporation of WTI, a holder of WTI Class A Common Stock may convert any or all of his shares into an equal number of shares of WTI Class C Common Stock. Under the Amended and Restated Certificate of Incorporation of WTI, a holder of WTI Class B Common Stock or WTI Class C Common Stock may convert any or all of his shares into an equal number of shares of WTI Class A Common Stock. Pursuant to the Amended and Restated Certificate of Incorporation of WTI and for so long as any shares of WTI Class B Common Stock are outstanding, the holders of the WTI Class B Common Stock shall be entitled to an annual special dividend equal to an aggregate amount of $0.6 million per year for a period of ten years following the closing of our acquisition by WTI. As of April 28, 2005, all of the WTI Class B Common Stock is held by OTPP. Pursuant to the terms of the WTI Class B Common Stock, WTI will have the ability concurrently with an initial public offering of WTI Common Stock to calculate the net present value of the special dividends payable from the time of calculation until the expiration of the ten-year period and to prepay these special dividends in an amount equal to this net present value calculation. We amended the Amended and Restated Certificate of Incorporation of WTI to provide for WTI to prepay the special dividends for a payment to the holder of the WTI Class B Common Stock of $3.1 million. WTI may make such prepayment on or before December 31, 2005. In addition, CVC has "drag-along" rights to cause all other stockholders to sell their shares of WTI Preferred Stock and WTI Common Stock on a pro rata basis with CVC and/or its affiliates in significant sales to third parties.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stock Subscription Agreements

        In connection with the issuance of shares of WTI's Class A Common Stock and Series A Preferred Stock to certain members of our management, WTI was given the right to repurchase from CVC and OTPP up to an aggregate of 875,924 shares of Common Stock and 459.902 shares of Series A Preferred Stock issued to CVC and OTPP following the Acquisition on a pro rata basis at a price equal to the original purchase price paid by CVC and OTPP. In connection with WTI's sale of approximately $0.8 million of restricted stock to certain of our executive officers in the third and fourth quarters of 2003 and in March of 2004, WTI has repurchased an aggregate of 831,044 shares of Common Stock and 459.902 shares of Series A Preferred Stock from CVC and OTPP.

        In March 2004, Mr. O'Hara purchased shares of WTI's Common Stock and Series A Preferred Stock having an aggregate purchase price of approximately $0.5 million at purchase prices of $0.32 per share of Common Stock and $1,000 per share of Series A Preferred Stock pursuant to an option previously granted to him in consideration of his services in connection with the Acquisition. Unlike shares to be purchased by management employees under the WTI stock incentive plan, the shares acquired by Mr. O'Hara pursuant to his option are not subject to vesting.

Option and Restricted Stock Grants

        Pursuant to the WTI stock incentive plan, on June 30, 2003, Mr. Messick purchased restricted shares of WTI's Class A Common Stock having an aggregate purchase price of approximately $0.1 million on June 30, 2003. In March 2004, WTI repurchased shares of Class A Common Stock with an aggregate value of approximately $0.05 million from Mr. Messick for a purchase price equal to the price paid by Mr. Messick plus interest from June 30, 2003 to the date of repurchase. In March 2004, WTI sold restricted shares of Class A Common Stock to Messrs. Chacko, Gangwal, Lauderdale, O'Hara, Smith and Wood and Ms. Powers for an aggregate purchase price of approximately $0.5 million. In November 2004, WTI repurchased shares of Class A Common Stock with an aggregate value of approximately $0.09 million from Mr. Wood for a purchase price equal to the price paid by Mr. Wood plus interest from March 2004 to the date of repurchase. Further, Mr. Mooney, pursuant to his employment agreement, purchased restricted shares of Class A Common Stock for a purchase price of $0.2 million. The restricted stock will vest in five equal installments. All vesting of restricted stock is subject to the employee's continuous employment with us and the terms and conditions of the WTI stock incentive plan, including WTI's (and CVC and OTPP, if applicable) repurchase rights upon termination of employment. Vesting of the shares granted to Messrs. Gangwal and O'Hara may be accelerated upon certain terminations of their employment, and the repurchase of Mr. Gangwal's vested shares are subject to his prior consent.

        From time to time, WTI expects to grant options pursuant to the WTI stock incentive plan to selected management employees. WTI expects to grant two series of non-qualified options. The exercise price will be set at a substantial premium above the fair market value of the shares on the grant date, with such exercise price declining annually on the second through the fifth anniversaries of grant to a price equal to the fair market value of the shares on the grant date in the case of one series of options, and to a price equal to a multiple of the fair market value of the shares on the grant date in the case of the other series of options. After giving effect to issuances of restricted stock and options through December 31, 2004, 474,612 shares of WTI's Class A Common Stock are available for issuance as restricted stock under the stock incentive plan and options to purchase 2,347,000 shares of Class A Common Stock may be granted under the stock incentive plan.

Severance Payments

        Four of our former executive officers, Ms. McClam-Mitchell and Messrs. Messick, Sullivan and Wood will receive severance payments in accordance with the terms of their employment agreements. The terms of these employment agreements are identical to those described in "Management—Employment Agreements—Other Executive Officers."

Stockholders Agreement

        On June 30, 2003, WTI entered into a stockholders agreement with CVC, certain of its affiliates, and OTPP, as well as certain other stockholders who own WTI Common Stock and/or WTI Preferred Stock and whom we refer to in this prospectus as the "minority stockholders." The stockholders agreement provides that the Chief Executive Officer of WTI will be the Chairperson of WTI's board of directors, unless CVC and OTPP later agree otherwise. CVC is initially entitled to designate five members of WTI's board of directors and OTPP is initially entitled to designate three members of WTI's board of directors (such designation rights to be reallocated from time to time to reflect changes in the common stock ownership percentages of CVC and OTPP). CVC and OTPP each have the right to approve affiliate transactions, issuances of equity securities, incurrences of indebtedness, amendments of organizational documents and certain other matters, subject to certain specified exceptions.

        The stockholders agreement generally restricts the transfer of shares of WTI Common Stock and/or WTI Preferred Stock. Exceptions to this restriction include transfers to affiliates, transfers for regulatory reasons, transfers for estate planning purposes and transfers after the fifth anniversary of the closing of our acquisition by WTI if there has been no public offering of shares of WTI Common Stock, in each case so long as any transferee agrees to be bound by the terms of the stockholders agreement. After an initial public offering, additional exceptions to the transfer restrictions will include sales pursuant to certain registrations rights of the stockholders.

        WTI, CVC and OTPP have "first offer" rights under the stockholders agreement entitling them to make an offer to purchase the shares of a stockholder prior to such stockholder being permitted to sell its shares to a third party. The stockholders have "tag-along" rights to sell their shares on a pro rata basis with CVC, OTPP and their respective affiliates in sales to third parties. CVC has "drag-along" rights to cause OTPP and the minority stockholders to sell their shares on a pro rata basis with CVC and/or its affiliates in significant sales to third parties. The stockholders agreement also contains a provision that requires WTI to offer certain stockholders the right to purchase, on a pro rata basis, shares of WTI upon any new issuance, subject to certain exceptions.

Registration Rights Agreement

        In connection with their entry into the stockholders agreement, WTI, CVC and certain of its affiliates, OTPP and the minority stockholders entered into a registration rights agreement. Pursuant to the registration rights agreement, upon the written request of CVC or OTPP following an initial public offering of WTI Common Stock, WTI has agreed to (subject to customary exceptions) on one or more occasions prepare and file a registration statement with the SEC concerning the distribution of all or part of the shares of WTI Common Stock held by CVC and certain of its affiliates or OTPP, as the case may be, and use its best efforts to cause the registration statement to become effective. Subject to certain exceptions, if at any time WTI files a registration statement for WTI Common Stock pursuant to a request by CVC, OTPP or otherwise, WTI will use its best efforts to allow the other parties to the registration rights agreement to have their shares of WTI Common Stock (or a portion of their shares under specified circumstances) included in the offering of WTI Common Stock if the registration form proposed to be used may be used to register the shares. Registration expenses of the selling stockholders (other than underwriting discounts and commissions and transfer taxes applicable to the shares sold by such stockholders or the fees and expenses of any accountants or other representatives retained by a selling stockholder) will be paid by WTI. WTI has agreed to indemnify the stockholders against certain customary liabilities in connection with any registration. In addition, each stockholder has agreed to not sell any shares of WTI Common Stock within seven days prior to and ninety days after the effective date of any registration statement registering equity securities of WTI (other than a registration on Form S-4, Form S-8 or any successor form), except as part of such registration or unless the underwriters managing the registration agree otherwise.

Advisory Agreements

        WTI is a party to an advisory agreement with CVC Management LLC, or CVC Management, pursuant to which CVC Management may provide financial, advisory and consulting services to WTI. CVC Management was entitled to an annual advisory fee of $0.9 million per year, plus reasonable out-of-pocket expenses, in exchange for these services prior to the consummation of the Refinancing Transactions. However, in February 2005, in connection with the Refinancing Transactions WTI entered into an amendment to its advisory agreement with CVC Management to terminate all advisory and other fees payable under that agreement as of January 1, 2005 in return for a prepayment of $4.6 million payable on or before December 15, 2005. Previously at the closing of the Acquisition in 2003, WTI paid CVC Management a transaction fee of approximately $8.8 million, plus reasonable out-of-pocket expenses.

        We are a party to an advisory agreement with WTI pursuant to which WTI may provide financial, advisory and consulting services to us. In exchange for these services, WTI was entitled to an annual advisory fee of $1.5 million per year, plus reasonable out-of-pocket expenses, in exchange for these services prior to the consummation of the Refinancing Transactions. However, in February 2005, in connection with the Refinancing Transactions the Company entered into an amendment to its advisory agreement with WTI to terminate all advisory and other fees payable under that agreement as of January 1, 2005 in return for a prepayment of $7.7 million payable on or before December 15, 2005. Previously at the closing of the Acquisition in 2003, WTI received a transaction fee of approximately $14.6 million, plus reasonable out-of-pocket expenses.

        We will continue to reimburse both WTI and CVC for reasonable out-of-pocket expenses during the term of the respective advisory agreements. Each of the advisory agreements has an initial term of ten years, subject to termination by either party upon written notice 90 days prior to the expiration of the initial term or any extension thereof. There are no minimum levels of service required to be provided pursuant to the advisory agreements. The advisory agreements include customary indemnification provisions in favor of CVC Management (in the case of its advisory agreement with WTI) or WTI (in the case of its advisory agreement with us).

Purchase of Notes

        At the time of the Acquisition, an affiliate of CVC acquired $30.0 million in principal amount of the 9 5/8% notes from the initial purchasers. In connection with such acquisition, the initial purchasers of the 9 5/8% notes did not receive a discount on their purchase of such notes, but we paid such affiliate of CVC a placement fee equal to $0.9 million.

        An affiliate of CVC acquired $10.0 million in principal amount of the old notes from the initial purchasers.

Subordinated Notes

        In March 2004, affiliates of CVC acquired from American Airlines the $39.0 million subordinated seller note originally issued to American Airlines. Following such acquisition, pursuant to the terms of the subordinated seller note, WTI paid cash interest to these affiliates of CVC in the aggregate amount of approximately $2.0 million and is obligated to issue additional notes to such affiliates in lieu of cash interest in the aggregate principal amount of $2.9 million, in each case, for the year ended 2004.

        In January 2005, WTI redeemed the Delta subordinated note, along with all additional notes issued or issuable in lieu of cash interest payments, for an aggregate payment of $36.1 million. As a result of this redemption, the Delta subordinated seller note was cancelled.

        In February 2005, in connection with the Refinancing Transactions, WTI and two affiliates of CVC (CVC Capital and CMIII, which together we refer to as the "Funds") entered into the Exchange Agreement. In connection with the closing under the Exchange Agreement, WTI issued approximately $44.0 million aggregate principal amount of its holding company notes, to the Funds and paid approximately $0.4 million in accrued and unpaid interest in exchange for the surrender and cancellation by the Funds of all of the obligations owing by WTI to the Funds under each Fund's interest in the remaining American subordinated seller note. WTI also agreed to pay the Funds a total of approximately $8.6 million on or before February 28, 2005, as a consent fee in return for the approval by the Funds of the Refinancing Transactions and the replacement of the remaining subordinated seller note with the holding company notes. While the holding company notes will not be our debt obligations, so long as we are not in default under, and are in compliance with all financial covenants of our new senior credit facility, the indenture governing the notes and continue to maintain a fixed charge coverage ratio (as defined in the indenture) of 2.25x or better, we expect to be permitted to distribute funds to WTI sufficient to pay cash interest of up to 12% for the holding company notes.

DESCRIPTION OF OTHER INDEBTEDNESS

New Senior Credit Facility

        In connection with the Refinancing Transactions, we entered into a new senior credit facility, arranged by J.P.Morgan Securities Inc., UBS Securities LLC, Lehman Brothers Inc., Deutsche Bank Securities Inc. and Goldman Sachs Credit Partners L.P. JPMorgan Chase Bank, N.A., UBS Loan Finance LLC, Lehman Commercial Paper Inc., Deutsche Bank Trust Company Americas and Goldman Sachs Credit Partners L.P. are lenders under the new facility and JPMorgan Chase Bank, N.A. acts as the sole and exclusive administrative and collateral agent. This is a summary of the terms of our new senior credit facility.

The Facility

        The new senior credit facility consists of:

  •
  a five-year revolving credit facility of up to $40.0 million in revolving credit loans with a $15.0 million sublimit for letters of credit and a $5.0 million sublimit for swing line loans, and

  •
  a five-year term loan facility of $450.0 million.

Collateral and Guarantees

        Loans and other obligations under the new senior credit facility are guaranteed by WTI, WS Holdings LLC and each of our direct and indirect subsidiaries (other than certain foreign subsidiaries). We expect that our obligations under the new senior credit facility and the guarantees will be secured by:

  •
  a perfected first priority security interest in all of our tangible and intangible assets and all of the tangible and intangible assets of WTI and each of the other guarantors of the new senior credit facility, subject to customary exceptions, and

  •
  a pledge of (i) all of the membership interests of WS Holdings LLC owned by WTI, (ii) all of our partnership interests owned by WTI and WS Holdings LLC, (iii) all of the capital stock of our domestic subsidiaries and (iv) 65% of the capital stock of certain of our first-tier foreign subsidiaries.

Interest and Fees

        Our borrowings under the new senior credit facility are subject to quarterly interest payments with respect to loans bearing interest at the base rate described below or at the end of each one, two, three or six month interest period for loans bearing interest at the LIBOR rate described below and bear interest at a rate which, at our option can be either:

  •
  a base rate generally defined as the sum of (i) the highest of (x) the administrative agent's prime rate, (y) the federal funds effective rate, plus one half percent (0.50%) per annum and (z) the certificate of deposit rate, plus one percent (1.00%) per annum and (ii) an applicable margin, or

  •
  a LIBOR rate generally defined as the sum of (i) the rate at which euro deposits for one, two, three or six months (as selected by us) are offered in the interbank euro market as set forth on page 3750 of the Dow Jones Telerate Screen and (ii) an applicable margin.

        The initial applicable margin for base rate loans is 1.75% and the applicable margin for LIBOR rate loans is 2.75%.

Repayments; Prepayments

        The new term loan facilities will be repayable in quarterly installments (with the installments in each such period being equal in amount). The amount of the amortization due each year is set forth in the table below:

Period	Term loan
2005	$4.5 million
2006	4.5 million
2007	4.5 million
2008	4.5 million
2009	4.5 million
2010	427.5 million

Total	$450.0 million

        Voluntary prepayments of principal outstanding under the revolving loans and the term loans are permitted at any time without premium or penalty, upon the giving of proper notice. In addition, we are required to prepay amounts outstanding under the new senior credit facility in an amount equal to:

  •
  100% of the net cash proceeds from any incurrence of additional indebtedness (excluding some of our permitted debt);

  •
  100% of the net cash proceeds from any sale or other disposition or loss by WTI, or any of its direct or indirect subsidiaries of any assets, subject to reinvestment provisions and excluding some dispositions in the ordinary course; and

  •
  75% of our excess cash flow for each fiscal year.

Certain Covenants

        The new senior credit facility requires us to meet financial tests, including without limitation, a minimum interest coverage ratio and a maximum total leverage ratio. In addition, the new senior credit facility contains customary covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, capital expenditures, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in a senior credit facility.

Intercreditor Agreement

        We entered into an intercreditor agreement relating to our new senior credit facility and the notes. See "Description of the New Notes."

Capital Lease Obligations

        We lease equipment and software under capital lease obligations. As of December 31, 2004, our obligations under capital leases totaled $73.4 million. The interest rate used in computing the present value of the minimum lease payments ranges from approximately 4.0% to 12.0% depending on the asset being leased.

        Future minimum lease payments under non-cancelable capital leases at December 31, 2004 are as follows:

(Dollars in thousands)
2005	$24,541
2006	21,878
2007	13,090
2008	6,933
2009	3,333
Thereafter	42,214

Total	111,989
Less amount representing interest	(38,540)

Present value of net minimum lease payments	73,449
Less current maturities	(19,370)

Long-term maturities	$54,079

9 5/8% Notes

        On June 30, 2003, we issued $280.0 million aggregate principal amount of 9 5/8% Senior Notes Due 2011, referred to herein as the "9 5/8% notes." Interest on the 9 5/8% notes accrues at 9 5/8% per annum. As part of the Refinancing Transactions, in February 2005 we consummated a tender offer for and consent solicitation relating to our 9 5/8% notes. As a result of the tender offer and consent solicitation, we repurchased more than 99 1/2% of the total aggregate principal amount of $280.0 million of 9 5/8% notes previously outstanding, received the requisite consents from the holders of the 9 5/8% notes with respect to the consent solicitation and executed a supplemental indenture that eliminated substantially all of the restrictive covenants and certain default provisions in the indenture governing the remaining outstanding 9 5/8% notes. The supplemental indenture became effective on February 11, 2005 upon our acceptance for payment of a majority in principal amount of the outstanding 9 5/8% notes tendered.

        The 9 5/8% notes are unsecured senior obligations, are equal in right of payment to all of our existing and future unsecured senior debt, and are senior in right of payment to all of our future subordinated debt. The 9 5/8% notes are guaranteed by each subsidiary guarantor (as defined in the indenture governing the 9 5/8% notes).

        If we experience a change of control (as defined in the indenture governing the 9 5/8% notes), each holder of 9 5/8% notes may require us to repurchase all or any portion of the holder's 9 5/8% notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

Subordinated Notes

        As part of the Acquisition, WTI issued to American Airlines and Delta subordinated seller notes, referred to herein as the "subordinated seller notes," in the original principal amounts of $39.0 million and $45.0 million, respectively, which were scheduled to mature on July 31, 2012. In March 2004, affiliates of CVC acquired from American Airlines the $39.0 million subordinated seller note originally issued to American Airlines, together with the right to receive all accrued and unpaid interest thereon. Thereafter, pursuant to the terms of the subordinated seller note, WTI paid cash interest to these affiliates of CVC in the aggregate amount of approximately $2.0 million and was obligated to issue additional notes to such affiliates in lieu of cash interest in the aggregate principal amount of $2.9 million, in each case, for the year ended 2004. In January 2005, WTI redeemed the Delta subordinated note, along with all additional notes issued or issuable in lieu of cash interest payments, for an aggregate payment of $36.1 million. As a result of this redemption, the Delta subordinated seller note was cancelled. In February 2005, in connection with the Refinancing Transactions, WTI issued approximately $44.0 million aggregate principal amount of its holding company notes to the Funds and paid approximately $0.4 million in accrued and unpaid interest in exchange for the surrender and cancellation by the Funds of all of the obligations owing by WTI to the Funds under each Fund's interest in the remaining American Airlines subordinated seller note. See "Certain Relationships and Related Transactions—Subordinated Notes" for a description of the redemption.

        While the holding company notes are not, and the subordinated seller notes were not, our debt obligations, so long as we are not in default under, and are in compliance with all financial covenants of our new senior credit facility, and the indenture governing the notes and continue to maintain a fixed charge coverage ratio (as defined in the indenture) of 2.25x or better, we expect to be permitted to distribute funds to WTI sufficient to pay cash interest of up to 12% for the holding company notes, and previously we were permitted to distribute funds to WTI sufficient to pay the 5% cash interest component of the subordinated seller notes when the same conditions were met with respect to our old senior credit facility and 9 5/8% notes. During the six months ended December 31, 2003, the year ended December 31, 2004 and six months ended June 30, 2005, we distributed $1.9 million, $4.4 million and $2.1 million, respectively, to WTI for this purpose. The holding company notes are, and the subordinated seller notes were, unsecured obligations of WTI contractually and structurally subordinated to the notes and our new senior credit facility, or our 9 5/8 notes and our old senior credit facility, as applicable, and structurally subordinated to all of our other debt. The subordinated seller note originally issued to American Airlines bore interest at an annual rate equal to 12.0% and the subordinated seller note originally issued to Delta bore interest at an annual rate equal to 10.0%.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        Worldspan, L.P. and WS Financing Corp. issued and sold the old notes to the initial purchasers on February 11, 2005. The initial purchasers subsequently sold the old notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Because the old notes are subject to transfer restrictions, we, the subsidiary guarantors and the initial purchasers entered into a registration rights agreement dated February 11, 2005 under which we agreed:

  •
  on or before May 12, 2005, to use our best efforts to prepare and file with the Securities and Exchange Commission the registration statement of which this prospectus is a part;

  •
  on or before August 10, 2005, to use our best efforts to cause the registration statement to become effective under the Securities Act;

  •
  upon the effectiveness of the registration statement, to offer the new notes in exchange for surrender of the old notes; and

  •
  to complete the exchange offer no later than 30 business days after the date notice of the exchange offer is mailed to the holders of the old notes.

The registration statement is intended to satisfy in part our obligations relating to the old notes under the registration rights agreement. Because the registration statement was not declared effective on or before August 10, 2005, pursuant to the registration rights agreement we are required to pay liquidated damages in the form of an increase in the annual interest rate borne by the notes until the registration statement is declared effective, which occurred on October 25, 2005. During this period, the annual interest rate borne by the notes increased .25% per annum.

        Under existing interpretations of the Securities and Exchange Commission, the new notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the new notes represents that:

  •
  it is acquiring the new notes in the ordinary course of its business;

  •
  it has no arrangement or understanding with any person to participate in the distribution of the new notes; and

  •
  it is not our affiliate, as that term is interpreted by the Securities and Exchange Commission.

However, broker-dealers receiving new notes in the exchange offer will have a prospectus delivery requirement regarding resales of the new notes. The Securities and Exchange Commission has taken the position that broker-dealers receiving new notes in the exchange offer may fulfill their prospectus delivery requirements relating to new notes (other than a resale of an unsold allotment from the original sale of the old notes) with this prospectus. Under the registration rights agreement, we are required to allow broker-dealers receiving new notes in the exchange offer and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of the new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution."

Terms of the Exchange Offer; Period for Tendering Old Notes

        Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying Letter of Transmittal (which together constitute the exchange offer), we will accept for exchange old notes which are properly tendered on or prior to the expiration date of the exchange offer and not withdrawn as permitted below. The expiration date of the exchange offer shall be 5:00 p.m., New York City time, on November 28, 2005, unless extended by us, in our sole discretion.

        As of the date of this prospectus, $300.0 million aggregate principal amount of the old notes are outstanding. This prospectus, together with the Letter of Transmittal, is first being sent on or about October 26, 2005 to all holders of old notes known to us. Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to conditions as set forth under "—Conditions to the Exchange Offer" below.

        We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for any exchange of any old notes, by giving notice of the extension to the holders of old notes as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

        We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under "—Conditions to the Exchange Offer." We will give notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable, the notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer.

        Holders of old notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the exchange offer.

Procedures for Tendering Old Notes

        The tender to us of old notes by a holder of old notes as set forth below and the acceptance of the tender by us will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender old notes for exchange under the exchange offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by the Letter of Transmittal, to The Bank of New York Trust Company, N.A. at the address set forth below under "—Exchange Agent" on or prior to the expiration date of the exchange offer. In addition, the exchange agent must receive:

  •
  certificates for the old notes along with the Letter of Transmittal;

  •
  prior to the expiration date of the exchange offer, a timely confirmation of a book-entry transfer of the old notes into the exchange agent's account at The Depository Trust Company in accordance with the procedure for book-entry transfer described below; or

  •
  the holder must comply with the guaranteed delivery procedure described below.

        The method of delivery of old notes, Letters of Transmittal and all other required documents is at your election and risk. If delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send Letters of Transmittal or old notes to us.

        Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

  •
  by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instruction" or "Special Delivery Instruction" on the Letter of Transmittal; or

  •
  for the account of a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

        In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States. If old notes are registered in the name of a person other than a signer of the Letter of Transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the signature on the old notes guaranteed by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

        Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and who wishes to tender, should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If the beneficial owner wishes to tender on the owner's own behalf, the owner must, prior to completing and executing the Letter of Transmittal and delivering the owner's old notes, either (1) make appropriate arrangements to register ownership of the old notes in the owner's name or (2) obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        All questions as to the validity, form, eligibility (including time of receipt) and acceptance of old notes tendered for exchange will be determined by us in our sole discretion. This determination shall be final and binding. We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in our judgment or our counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date of the exchange offer (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). The interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date of the exchange offer (including the Letter of Transmittal and the instructions to the Letter of Transmittal) by us shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity regarding any tender of old notes for exchange, nor shall any of them incur any liability for failure to give notification.

        If the Letter of Transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing, and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

        By tendering, each holder of old notes will represent to us in writing that, among other things:

  •
  the new notes acquired in the exchange offer are being obtained in the ordinary course of business of the holder and any beneficial holder;

  •
  neither the holder nor any beneficial holder has an arrangement or understanding with any person to participate in the distribution of the new notes; and

  •
  neither the holder nor any other person is an "affiliate," as defined under Rule 405 of the Securities Act, of our company.

        If the holder is not a broker-dealer, the holder must represent that it is not engaged in nor does it intend to engage in distribution of the new notes.

        If any holder or any other person is an "affiliate," as defined under Rule 405 of the Securities Act, of ours, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the new notes to be acquired in the exchange offer, the holder or any other person (1) may not rely on the applicable interpretations of the staff of the Securities and Exchange Commission and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        If the holder is a broker-dealer, the holder must represent that it will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution."

Acceptance of Old Notes for Exchange; Delivery of New Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date of the exchange offer, all old notes properly tendered, and will issue the new notes promptly after acceptance of the old notes. See "—Conditions to the Exchange Offer" below. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral and written notice to the exchange agent.

        The new notes will bear interest from the most recent date to which interest has been paid on the old notes, or if no interest has been paid on the old notes, from February 11, 2005. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from February 11, 2005. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the exchange offer and will be deemed to have waived their rights to receive accrued interest on the old notes.

        In all cases, issuance of new notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of (1) certificates for the old notes or a timely confirmation of a book-entry transfer of the old notes into the exchange agent's account at The Depository Trust Company, (2) a properly completed and duly executed Letter of Transmittal and (3) all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged old notes will be returned without expense to the tendering holder of the old notes (or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at The Depository Trust Company according to the book-entry transfer procedures described below, the non-exchanged old notes will be credited to an account maintained with The Depository Trust Company) as promptly as practicable after the expiration of the exchange offer.

Book-Entry Transfer

        Any financial institution that is a participant in The Depository Trust Company's systems may make book-entry delivery of old notes by causing The Depository Trust Company to transfer the old notes into the exchange agent's account at The Depository Trust Company in accordance with The Depository Trust Company's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at The Depository Trust Company, the Letter of Transmittal or facsimile of the Letter of Transmittal with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth below under "—Exchange Agent" on or prior to the expiration date of the exchange offer, unless the holder has strictly complied with the guaranteed delivery procedures described below.

        We understand that the exchange agent has confirmed with The Depository Trust Company that any financial institution that is a participant in The Depository Trust Company's system may utilize The Depository Trust Company's Automated Tender Offer Program to tender old notes. We further understand that the exchange agent will request, within two business days after the date the exchange offer commences, that The Depository Trust Company establish an account for the old notes for the purpose of facilitating the exchange offer, and any participant may make book-entry delivery of old notes by causing The Depository Trust Company to transfer the old notes into the exchange agent's account in accordance with The Depository Trust Company's Automated Tender Offer Program procedures for transfer. However, the exchange of the old notes so tendered will only be made after timely confirmation of the book-entry transfer and timely receipt by the exchange agent of, in addition to any other documents required, an appropriate Letter of Transmittal with any required signature guarantee and an agent's message, which is a message, transmitted by The Depository Trust Company and received by the exchange agent and forming part of a confirmation of a book-entry transfer, which states that The Depository Trust Company has received an express acknowledgment from a participant tendering old notes which are the subject of the confirmation of a book-entry transfer and that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce the agreement against that participant.

Guaranteed Delivery Procedures

        If a registered holder of the old notes desires to tender the old notes and the old notes are not immediately available, or time will not permit the holder's old notes or other required documents to reach the exchange agent before the expiration date of the exchange offer, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may nonetheless be effected if:

  •
  the tender is made through a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

  •
  prior to the expiration date of the exchange offer, the exchange agent received from the firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or commercial bank or trust company having an office or correspondent in the United States a properly completed and duly executed Letter of Transmittal (or a facsimile of the Letter of Transmittal) and Notice of Guaranteed Delivery, substantially in the form provided by us (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of old notes and the amount of old notes tendered, stating that the tender is being made and guaranteeing that within five New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a confirmation of a book-entry transfer, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or commercial bank or trust company having an office or correspondent in the United States with the exchange agent; and

  •
  the certificates for all physically tendered old notes, in proper form for transfer, or a confirmation of a book-entry transfer, as the case may be, and all other documents required by the Letter of Transmittal are received by the exchange agent within five New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

        Tenders of old notes may be withdrawn at any time prior to the expiration date of the exchange offer. For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth below under "—Exchange Agent." Any notice of withdrawal must:

  •
  specify the name of the person having tendered the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn (including the principal amount of the old notes); and

  •
  where certificates for old notes have been transmitted specify the name in which the old notes are registered, if different from that of the withdrawing holder.

        If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States unless the holder is a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

        If old notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility. All questions as to the validity, form and eligibility (including time of receipt) of the notices will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder (or in the case of old notes tendered by book-entry transfer into the exchange agent's account at The Depository Trust Company according to the book-entry transfer procedures described above, the old notes will be credited to an account maintained with The Depository Trust Company for the old notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "—Procedures for Tendering Old Notes" above at any time on or prior to the expiration date of the exchange offer.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of the old notes for exchange or the exchange of new notes for the old notes, we determine that:

  •
  the exchange offer does not comply with any applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission;

  •
  we have not received all applicable governmental approvals; or

  •
  any actions or proceedings of any governmental agency or court exist which could materially impair our ability to consummate the exchange offer.

        The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of that right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

        In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. In any event we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

        The Bank of New York Trust Company, N.A. has been appointed as the exchange agent for the exchange offer. All executed Letters of Transmittal should be directed to the exchange agent at the address set forth below:

Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street - 7 East
New York, NY 10286
Attention: David Mauer

        Questions and requests for assistance, requests for additional copies of this prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street - 7 East
New York, NY 10286
Attention: David Mauer

        Delivery other than as set forth above will not constitute a valid delivery.

Fees and Expenses

        We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees.

        The expenses to be incurred in connection with the exchange offer will be paid by us. These expenses include fees and expenses of the exchange agent and trustee under the indenture governing the notes, accounting and legal fees and printing costs, among others.

Accounting Treatment

        The new notes will be recorded at the same carrying amount as the old notes, which is the principal amount as reflected in our accounting records on the date of the exchange and, accordingly, no gain or loss will be recognized. The debt issuance costs will be capitalized and amortized to interest expense over the term of the new notes.

Transfer Taxes

        Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the tender, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Consequences of Failure to Exchange; Resales of New Notes

        Holders of old notes who do not exchange their old notes for new notes in the exchange offer will continue to be subject to the restrictions on transfer of the old notes as set forth in the legend on the old notes as a consequence of the issuance of the old notes in accordance with exemptions from, or in transactions not subject to, the registration requirements of, the Securities Act and applicable state securities laws. Old notes not exchanged in accordance with the exchange offer will continue to accrue interest at at a rate equal to three-month LIBOR, which will be reset quarterly, plus 6.25% and will otherwise remain outstanding in accordance with their terms. Holders of old notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the exchange offer. In general, the old notes may not be offered or sold unless registered under the Securities Act, except in accordance with an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

        Based on interpretive letters issued by the staff of the Securities and Exchange Commission to third parties in unrelated transactions, we are of the view that new notes issued in accordance with the exchange offer may be offered for resale, resold or otherwise transferred by the holders (other than (1) any holder which is an "affiliate" of us within the meaning of Rule 405 under the Securities Act or (2) any broker-dealer that purchases notes from us to resell in accordance with Rule 144A or any other available exemption) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes are acquired in the ordinary course of the holders' business and the holders have no arrangement or understanding with any person to participate in the distribution of the new notes. If any holder has any arrangement or understanding regarding the distribution of the new notes to be acquired in accordance with the exchange offer, the holder (1) could not rely on the applicable interpretations of the staff of the Securities and Exchange Commission and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. A broker-dealer who holds old notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution." We have not requested the staff of the Securities and Exchange Commission to consider the exchange offer in the context of a no-action letter, and there can be no assurance that the staff would take positions similar to those taken in the interpretive letters referred to above if we were to make a no-action request.

        In addition, to comply with the securities laws of applicable jurisdictions, the new notes may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdictions or an exemption from registration or qualification is available and is complied with. We have agreed, under the registration rights agreement and subject to specified limitations therein, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions in the United States as any selling holder of the notes reasonably requests in writing.

DESCRIPTION OF THE NEW NOTES

        You can find the definitions of certain terms used in this description under the subheading "—Certain Definitions." In this description, the word "Worldspan" refers only to Worldspan, L.P. and not to any of its subsidiaries. The term "Issuers" refers to Worldspan and WS Financing Corp., collectively.

        The Issuers issued the old notes under, and the new notes will be subject to, an indenture among the Issuers, the Guarantors and The Bank of New York Trust Company, N.A., as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

        The following description is a summary of the material provisions of the indenture, the registration rights agreement and the Security Documents. It does not restate those agreements in their entirety. We urge you to read the indenture, the registration rights agreement and the Security Documents because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under "—Additional Information." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the indenture.

        The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

  The Notes

        The terms of the new notes are the same as the terms of the old notes in all material respects except that:

  •
  the new notes will be registered under the Securities Act of 1933, as amended;

  •
  the new notes will not bear legends restricting their transfer under the Securities Act; and

  •
  holders of the new notes are not entitled to certain rights under the registration rights agreement.

        The new notes and the old notes are treated as one series of notes under the indenture, and references in the following summary to the notes should be read to incorporate the old notes and the new notes.

        The notes:

  •
  will be general senior obligations of the Issuers;

  •
  will be secured on a second priority lien basis by the Collateral;

  •
  will rank effectively junior to any debt of the Issuers which is either (i) secured by a Lien on the Collateral that is senior or prior to the Second Priority Liens securing the notes, including the First Priority Liens and potentially any Permitted Liens, or (ii) secured by assets that are not part of the Collateral securing the notes, in each case, to the extent of the value of the assets securing such debt;

  •
  will be pari passu in right of payment with all existing and future senior Indebtedness of Issuers;

  •
  will be senior in right of payment to all subordinated Indebtedness of the Issuers; and

  •
  will be unconditionally guaranteed by the Guarantors.

The Guarantees

        The notes will be guaranteed by each of Worldspan's current and future Domestic Subsidiaries that guarantee our Credit Agreement.

        Each guarantee of the notes:

  •
  will be a general senior obligation of the Guarantor;

  •
  will be secured on a second priority lien basis by the Collateral;

  •
  will rank effectively junior to any debt of any Guarantor which is either (i) secured by a Lien on the Collateral that is senior or prior to the Second Priority Liens securing the Guarantees, including the First Priority Liens and potentially any Permitted Liens, or (ii) secured by assets that are not part of the Collateral securing the notes, in each case, to the extent of the value of the assets securing such debt;

  •
  will be pari passu in right of payment with all existing and future senior Indebtedness of that Guarantor; and

  •
  will be senior in right of payment to all subordinated Indebtedness of that Guarantor.

        Not all of our subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The non-guarantor subsidiaries generated approximately 15.2% of our consolidated revenues in the twelve months ended June 30, 2005 and held approximately 3.9% of our consolidated assets as of June 30, 2005. See footnote 16 to our Consolidated Financial Statements included at the back of this prospectus for more detail about the division of our consolidated revenues and assets between our guarantor and non-guarantor subsidiaries.

WS Financing Corp.

        WS Financing Corp. is a wholly-owned subsidiary of Worldspan that was incorporated in Delaware in 2003 for the purpose of serving as a co-issuer of the Issuers' 9 5/8% Senior Notes due 2011. WS Financing Corp. is a co-issuer of the notes in order to facilitate the offering of the notes. Worldspan believes that certain prospective purchasers of the notes may be restricted in their ability to purchase debt securities of partnerships, such as Worldspan, unless those debt securities are jointly issued by a corporation. WS Financing Corp. does not and will not have any substantial operations or assets and does not and will not have any revenues. As a result, prospective purchasers of the notes should not expect WS Financing Corp. to participate in servicing the interest and principal obligations on the notes. See "—Certain Covenants—Restrictions on Activities of WS Financing Corp."

        As of the date of the indenture, all of Worldspan's subsidiaries will be "Restricted Subsidiaries." However, under the circumstances described below under the subheading "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," Worldspan will be permitted to designate certain of its subsidiaries as "Unrestricted Subsidiaries." Worldspan's Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not guarantee the notes.

Principal, Maturity and Interest

        The Issuers will initially issue notes in the aggregate principal amount of $300.0 million. The Issuers may issue additional notes ("Additional Notes") from time to time. Any offering of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption "—Certain covenants—Incurrence of Indebtedness and Issuance of Preferred Stock." The notes and any Additional Notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Issuers will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on February 15, 2011.

        Interest on the notes will accrue at a rate equal to the Applicable Eurodollar Rate. The Applicable Eurodollar Rate will be reset quarterly. We will pay interest on the notes quarterly, in arrears, on every February 15, May 15, August 15 and November 15. The first interest payment will be made on May 15, 2005. The Issuers will make each interest payment to the Holders of record on the February 1, May 1, August 1 and November 1 immediately preceding the next interest payment date. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from February 11, 2005. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        If a Holder has given wire transfer instructions to the Issuers, the Issuers will pay or cause to be paid, all principal, interest and premium and Liquidated Damages, if any, on that Holder's notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent, Registrar and Collateral Agent for the Notes

        The trustee will initially act as paying agent, registrar and collateral agent. The Issuers may change the paying agent, registrar or collateral agent without prior notice to the Holders of the notes, and the Issuers or any of their Restricted Subsidiaries may act as paying agent, registrar or collateral agent.

Transfer and Exchange

        A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Issuers are not required to transfer or exchange any note selected for redemption. Also, the Issuers are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Collateral

        The notes will be secured by second priority Liens granted by the Parents, the Issuers, the existing Guarantors and any future Domestic Subsidiary that is required to become a Guarantor on the following assets (whether now owned or hereafter arising or acquired) to the extent such assets secure Obligations under the Credit Agreement and subject to Permitted Liens (collectively, the "Collateral"):

  (1)
  all of the tangible and intangible assets (including, without limitation, intellectual property, real property, licenses and permits) of the Issuers and the Guarantors, subject to certain exceptions as provided in any Credit Facility;

  (2)
  the partnership interests of Worldspan owned by the Parents and the capital stock of WS Financing and the Guarantors; and

  (3)
  66-2/3% of the capital stock of certain of Worldspan's first-tier foreign subsidiaries.

        In the event that Rule 3-16 of Regulation S-X under the Securities Act requires (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, that would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any affiliate of Worldspan (other than the Parents) due to the fact that such affiliate's capital stock or other securities secure the notes, then the capital stock or other securities of such affiliate shall automatically be deemed released and to not be and to not have been part of the Collateral but only to the extent necessary to not be subject to such requirement. In such event, the Security Documents may be amended or modified, without the consent of any holder of notes, to the extent necessary to evidence the release of the Liens securing the notes on the shares of capital stock or other securities that are so deemed to no longer constitute part of the Collateral.

        The Collateral will be pledged to (1) the Administrative Agent, on a first priority basis, for the benefit of the Secured Parties and (2) The Bank of New York Trust Company, N.A., as collateral agent, on a second priority basis, for the benefit of the trustee and the holders of the notes and the holders of any future Second Priority Claims that are permitted by the indenture to be incurred and so secured. The Liens securing the notes and any other Second Priority Claims are intended to constitute claims separate and apart from (and of a different class from) the First Priority Lien Obligations and will be subject to Permitted Liens, including the First Priority Liens and Permitted Liens granted to third parties after or prior to the closing of the offering of the notes. The third parties holding such Liens may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the ability of the collateral agent to realize or foreclose on the Collateral.

        Subject to the terms of the Security Documents, the Parents, the Issuers and the Guarantors will have the right to remain in possession and retain exclusive control of the Collateral securing the notes (other than any cash, securities, obligations and cash equivalents constituting part of the Collateral that may be deposited with the Administrative Agent in accordance with the provisions of the Security Documents and other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

        Security interests in respect of Collateral comprised of, among other things, motor vehicles, cash, and certain immaterial property have generally not been perfected with respect to the First Priority Lien Obligations and will not be perfected with respect to the notes. In addition, no foreign filings will be made to perfect security interests in Collateral consisting of computer hardware and software, copyrights, patents, trademarks or trade secrets with respect to the First Priority Lien Obligations, and no such filings will be made to perfect security interests in such Collateral with respect to the notes. Further, no appraisals of any of the Collateral have been prepared by or on behalf of the Issuers in connection with the issuance of the notes. There can be no assurance that the proceeds from the sale of the Collateral remaining after the satisfaction of all First Priority Lien Obligations or the holders of other Liens which have priority over the Liens securing the notes would be sufficient to satisfy the Obligations owed to the holders of the notes and holders of other debt that may be secured on a second priority basis. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or at all.

        See "Risk Factors—Risks Relating to the Notes—Limitations in Bankruptcy—Bankruptcy laws may limit your ability to realize value from the collateral." and "Risk Factors—Risks Relating to the Notes—Value of the Collateral—The collateral may not be valuable enough to satisfy all the obligations secured by the collateral."

Intercreditor Agreement

        The Parents, the Issuers, the Guarantors, the trustee (including in its capacity as collateral agent) and the Administrative Agent under the Credit Agreement will enter into an intercreditor agreement that will establish the second priority status of the Liens securing the Noteholder Claims. The representative(s) of each series or class of Second Priority Claims incurred in the future will be required to become a party to the intercreditor agreement on the date such future Second Priority Claims are incurred. The intercreditor agreement imposes significant restrictions on the rights of the trustee and the noteholders and includes a number of agreements that will limit their rights as secured creditors, including the restrictions and agreements described below.

Priority

        The trustee, on behalf of itself and the noteholders, and each representative of any future series or class of Second Priority Claims, for itself and on behalf of such future creditors, will agree that, notwithstanding any circumstances or applicable law to the contrary: (1) any Lien on the Collateral securing the Lender Claims held by the Secured Parties shall be first in priority to any Lien on the Collateral securing the Noteholder Claims or any other Second Priority Claims; and (2) any Lien on the Collateral held by the trustee or the noteholders or any other holders of Second Priority Claims, regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall be second in priority in all respects to all Liens on the Collateral securing the Lender Claims. All Liens on the Collateral securing the Lender Claims shall be and remain first in priority to all Liens on the Collateral securing the Noteholder Claims or any other Second Priority Claims for all purposes, whether or not such Lender Liens are subordinated to any Lien securing any other obligation of any obligor.

Prohibition on Contesting Liens

        Each of the trustee, for itself and on behalf of each noteholder, each representative of any future series or class of Second Priority Claims, for itself and on behalf of such future creditors, and the Administrative Agent, for itself and on behalf of each other Secured Party, will agree that it shall not (and shall waive any right to) contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the priority, validity or enforceability of a Lien held by the Secured Parties or by the noteholders or any other holders of Second Priority Claims. This provision will not prohibit the enforcement by the Administrative Agent or the Secured Parties of the terms of the intercreditor agreement.

No New Liens

        So long as the Discharge of Lender Claims has not occurred, (1) the parties to the intercreditor agreement will agree that, (a) none of the trustee, any noteholder or any other holder of Second Priority Claims shall acquire any security interest or any other interest in (including following avoidance of any Lender Liens) any property, real or otherwise, of the Parents (other than partnership interests in Worldspan) or any proceeds thereof and (b) after the date of the intercreditor agreement, if the trustee or any other holder of Second Priority Claims, shall hold any Lien on any assets of any obligor securing the Noteholder Claims or any other Second Priority Claims that are not also subject to the prior Lien of the Secured Parties under the Loan Documents, the trustee or such holder will notify the Administrative Agent in writing and, upon demand by the Administrative Agent, shall, either release such Lien or assign it to the Secured Parties as security for the Lender Claims (unless the applicable obligor shall promptly grant a similar Lien on such assets in favor of such Secured Parties and such Lien shall be prior to the Lien of the trustee on such assets) and (2) each obligor agrees it will not grant, and Worldspan agrees it will not permit its Subsidiaries to grant, any Lien on any of their assets, in favor of the trustee or the noteholders or the holders of other Second Priority Claims unless such obligor has granted a similar perfected prior Lien on such assets in favor of the Secured Parties.

No Grant of New Liens

        The Issuers and the Restricted Subsidiaries will not grant a Lien on any of their assets (except any capital stock to the extent that Rule 3-16 of Regulation S-X under the Securities Act requires (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, that would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any affiliate of Worldspan (other than the Parents) due to the fact that such affiliate's capital stock or other securities secure the notes) securing Lender Claims unless such obligor has granted a similar perfected Lien on such assets securing the Noteholder Claims and all other outstanding Second Priority Claims on a second priority basis, subject to the provisions of the intercreditor agreement, provided, that the foregoing will not affect the validity, perfection or priority of any Lien securing Lender Claims.

Enforcement

Exercise of Remedies

        So long as the Discharge of Lender Claims has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against any obligor:

  (1)
  the trustee and the noteholders and the holders of other Second Priority Claims and their representative(s) will not (A) exercise or seek to exercise any rights or remedies (including by way of setoff) with respect to any Collateral, institute any action or proceeding with respect to such rights or remedies, including (i) any action of foreclosure, or contest, protest or object to any foreclosure proceeding or action brought by the Administrative Agent or any other Secured Party, (ii) any exercise of any right under any control agreement in respect of a deposit account or securities entitlement constituting Collateral, or any bailee's letter or similar agreement or arrangement to which the trustee, any noteholder, any holder of other Second Priority Claims or its representative is a party, or (iii) any other exercise by any such party, of any rights and remedies relating to the Collateral under the Loan Documents or otherwise, or (B) object to the forbearance by the Secured Parties from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Collateral; and

  (2)
  the Administrative Agent and the other Secured Parties shall have the exclusive right to enforce rights, exercise remedies (including by way of setoff and the right to credit bid their debt), refrain from enforcing or exercising remedies, and make determinations regarding release, disposition, or restrictions with respect to the Collateral without any consultation with or the consent of the trustee or any noteholder or any other holder of Second Priority Claims, all as if the Liens securing the Second Priority Claims did not exist; provided that the provisions of this clause (2) and clause (1) above are subject to the following limitations:

  (a)
  in any Insolvency or Liquidation Proceeding commenced by or against any obligor, the trustee or any noteholder and the holders of other Second Priority Claims and their representative(s) may file a claim or statement of interest with respect to their Second Priority Claims;

  (b)
  the trustee or any noteholder and the holders of other Second Priority Claims and their representative(s) may take any action not adverse to the Liens on the Collateral securing the Lender Claims in order to establish, preserve, perfect or protect their voting rights in the Collateral (as governed in the intercreditor agreement);

  (c)
  solely to the extent it would not prevent, restrict or otherwise limit any rights granted or created under the intercreditor agreement, any Loan Document in favor of the Administrative Agent or any other Secured Party in respect of the Collateral, the trustee or any noteholder and the holders of other Second Priority Claims and their representative(s) shall be entitled to file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleadings made by any person objecting to or otherwise seeking the disallowance of any Second Priority Claims, including without limitation any claims secured by the Collateral, if any, in each case in accordance with the terms of the intercreditor agreement; and

    (d)
    the trustee or any noteholder and the holders of other Second Priority Claims and their representative(s) shall be entitled to file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of the obligors arising under either the Bankruptcy Code or applicable non-bankruptcy law, in each case in accordance with (and not inconsistent with) the terms of the intercreditor agreement.

        In exercising rights and remedies with respect to the Collateral, the Administrative Agent or any other Secured Parties may enforce the provisions of the Loan Documents and exercise remedies thereunder, all in such order and in such manner as it may determine in the exercise of its sole discretion.

        Such exercise and enforcement shall include the rights of an agent appointed by the Administrative Agent and the other Secured Parties to sell or otherwise dispose of Collateral upon foreclosure, to incur expenses in connection with such sale or disposition, and to exercise all the rights and remedies of a secured party under the uniform commercial code of any applicable jurisdiction and of a secured creditor under bankruptcy or similar laws of any applicable jurisdiction.

        The trustee, on behalf of itself and the noteholders, and the holders of all future Second Priority Claims, either directly or through their representative(s), will agree that they will not, in connection with the exercise of any right or remedy (including by way of setoff) with respect to any Collateral, take or receive any Collateral or any proceeds of Collateral unless and until the Discharge of Lender Claims has occurred. In the event any such proceeds are received by the trustee or any other holder of Second Priority Claims in violation of the intercreditor agreement, such proceeds shall be segregated and held in trust for the benefit of the Secured Parties in the same form as received, and shall not be applied to the satisfaction of any Second Priority Claims but shall be promptly delivered to the Administrative Agent for the benefit of the Secured Parties unless and until the Discharge of Lender Claims has occurred. Without limiting the generality of the foregoing, unless and until the Discharge of Lender Claims has occurred, except as expressly provided in clauses (a) through (d) of the proviso at the end of the first paragraph of this section, the sole right of the trustee and the noteholders and the holders of other Second Priority Claims and their representative(s) as secured parties with respect to the Collateral is to hold a perfected Lien on the Collateral second in priority to the Lender Liens pursuant to the Noteholder Documents (and the comparable documents governing any other Second Priority Claims) for the period and to the extent granted therein and to receive a share of the proceeds thereof, if any, after the Discharge of Lender Claims has occurred.

        Subject to clauses (a) through (d) of the proviso at the end of the first paragraph of this section, (1) the trustee, for itself and on behalf of the noteholders, and the holders of all future Second Priority Claims, either directly or through their representative(s), will agree not to take any action that would hinder or cause to delay any exercise of remedies undertaken by the Administrative Agent or any other Secured Party under the Loan Documents as secured parties in respect of any Collateral, including any sale, lease, exchange, transfer or other disposition of the Collateral, whether by foreclosure or otherwise, and (2) the trustee, for itself and on behalf of the noteholders, and the holders of all future Second Priority Claims, either directly or through their representative(s), will waive any and all rights it or they may have as junior lien creditors or otherwise (whether arising under the uniform commercial code or any other law) to object to the manner in which the Administrative Agent or the other Secured Parties seek to enforce the Liens granted in any of the Collateral.

        The trustee acknowledges and agrees that no covenant, agreement or restriction contained in the Noteholder Collateral Documents (or any comparable document governing any other Second Priority Claims) or any other Noteholder Document shall be deemed to restrict in any way the rights and remedies of the Administrative Agent or the Secured Parties with respect to the Collateral as set forth in the intercreditor agreement and the Loan Documents.

Cooperation

        Subject to clauses (a) through (d) of the proviso at the end of the first paragraph under the caption "—Exercise of Remedies," the trustee, on behalf of itself and the noteholders, and the holders of future Second Priority Claims, either directly or through their representative(s), will agree that, unless and until the Discharge of Lender Claims has occurred, they will not commence, or join with any Person (other than the Secured Parties upon the request thereof) in commencing, any enforcement, collection, execution, levy or foreclosure action or proceeding with respect to any Lien held by it under any of the Noteholder Documents (or any comparable document governing any other Second Priority Claims).

Application of Proceeds

        As long as the Discharge of Lender Claims has not occurred, the cash proceeds of Collateral received in connection with the sale of, or collection on, such Collateral upon the exercise of remedies, shall be applied by the Administrative Agent to the Lender Claims in such order as may be specified in the Credit Agreement and any Future First-Lien Credit Facility until the Discharge of Lender Claims has occurred. Upon the Discharge of Lender Claims, the Administrative Agent shall deliver to the trustee (for application in such order as specified in the indenture and the other applicable Noteholder Documents) and to the representative(s) of any other series or class of Second Priority Claims, on a pro rata basis, any proceeds of Collateral held by it in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct.

Releases

        At such time as:

  (1)
  the Discharge of Lender Claims; or

  (2)
  the Secured Parties have released the Lender Liens on all or any portion of the Collateral,

the Liens on the Collateral securing Noteholder Claims and all other Second Priority Claims (or, in the case of a release of the Lender Liens referred to in clause (2) on only a portion of the Collateral, the portion of the Collateral in respect of which the Lender Liens were released) shall be automatically, unconditionally and simultaneously released and the trustee, for itself and on behalf of the noteholders, and the holders of all future Second Priority Claims, either directly or through their representative(s), promptly shall execute and deliver to the Administrative Agent and Worldspan such termination statements, releases and other documents as the Administrative Agent and Worldspan may request to effectively confirm such release; provided that:

  (A)
  in the case of clause (1), in the event that an event of default under the indenture or any other Noteholder Document (or any comparable document governing any other series or class of Second Priority Claims) has occurred and is continuing as of the date on which the Discharge of Lender Claims occurs, the Liens on the Collateral securing Noteholder Claims and all other Second Priority Claims will not be released, (except to the extent that the Collateral, or any portion thereof, was disposed of in order to repay the Lender Claims), and thereafter, the collateral agent (acting at the direction of the holders of a majority in principal amount of all Second Priority Claims at the time outstanding) will have the right to exercise remedies with respect to the Collateral (but in such event, the Liens on the Collateral securing Noteholder Claims and all other Second Priority Claims shall be released when such event of default (and all other events of default under the indenture or any other Noteholder

    Document (and any comparable document governing any other series or class of Second Priority Claims)) cease to exist); and

  (B)
  in the case of clause (2), if the Lender Claims (or any portion thereof) are thereafter secured by assets that would constitute Collateral, the Noteholder Claims and all other Second Priority Claims shall then be secured by a second priority Lien on such Collateral, subject to the provisions of the intercreditor agreement.

        The trustee, for itself and on behalf of the noteholders, and the holders of future Second Priority Claims, either directly or through their representative(s), will irrevocably agree to constitute and appoint the Administrative Agent and any officer or agent of the Administrative Agent, with full power of substitution, as their true and lawful attorney-in-fact with full irrevocable power and authority in their place and stead or in the Administrative Agent's own name, from time to time in the Administrative Agent's discretion, for the purpose of carrying out the terms of this section, to take any and all appropriate action and to execute any and all releases, documents and instruments which may be necessary or desirable to accomplish the purposes of this section, including any financing statements, mortgage releases, intellectual property releases, endorsements or other instruments or transfer or release.

        See "Risk Factors—Risks Relating to the Notes—The security granted to secure the second priority notes can be released without consent of the holders of the notes, and the lenders under our credit facility will have control over all decisions with respect to enforcement of the security interests, including decisions regarding whether and when to foreclose upon assets."

Insurance

        Unless and until the Discharge of Lender Claims has occurred, the Administrative Agent and the other Secured Parties shall have the sole and exclusive right, subject to the rights of the obligors under the Loan Documents, to adjust settlement for any insurance policy covering the Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding affecting the Collateral. Unless and until the Discharge of Lender Claims has occurred, all proceeds of any such policy and any such award if in respect to the Collateral shall be paid to the Administrative Agent for the benefit of the Secured Parties to the extent required under the Credit Agreement and any Future First-Lien Credit Facility and thereafter to the trustee for the benefit of the noteholders and the holders of other Second Priority Claims, on a pro rata basis, to the extent required under the applicable Noteholder Documents (and the provisions of any comparable document governing any other series or class of Second Priority Claims) and then to the owner of the subject property or as a court of competent jurisdiction may otherwise direct.

Amendments to Noteholder Collateral Documents

        Unless and until the Discharge of Lender Claims has occurred, without the prior written consent of the Administrative Agent and the Required Lenders, no Noteholder Document (or any comparable document governing any other series or class of Second Priority Claims) may be amended, supplemented or otherwise modified or entered into to the extent such amendment, supplement or modification, or the terms of any new Noteholder Document (or any comparable document governing any other series or class of Second Priority Claims), would be inconsistent with any of the terms of the intercreditor agreement or the Loan Documents.

        In the event the Administrative Agent enters into any amendment, waiver or consent in respect of any of the lender security agreements for the purpose of adding to, or deleting from, or waiving or consenting to any departures from any provisions of, any lender security agreement or changing in any manner the rights of the Administrative Agent, the Secured Parties or the obligors thereunder, then such amendment, waiver or consent shall apply automatically to any comparable provision of the comparable Noteholder Collateral Document (and the comparable provisions of any comparable document governing any other series or class of Second Priority Claims) without the consent of the trustee or the noteholders or the holders of any other Second Priority Claims and without any action by the trustee or any other holders of Second Priority Claims or any obligor; provided that:

  (1)
  no such amendment, waiver or consent shall have the effect of removing assets subject to the Lien of the Noteholder Collateral Documents (or any comparable document governing any other series or class of Second Priority Claims) except to the extent that a release of such Lien is permitted by the terms of the intercreditor agreement described above under the caption "—Releases;"

  (2)
  any such amendment, waiver or consent that materially and adversely affects the rights of the trustee and the noteholders or any other holders of Second Priority Claims (and not the holders of the Lender Liens in a like or similar manner) shall not apply to the Noteholder Collateral Documents (or the comparable document governing any other series or class Second Priority Claims) without the consent of the trustee (acting at the direction of the holders of a majority of the aggregate principal amount of the notes outstanding) or the representative(s) of any other series or class of Second Priority Claims (as applicable); and

  (3)
  notice of such amendment, waiver or consent shall have been given to the trustee and to the representative(s) of each other outstanding series or class of Second Priority Claims;

provided, further, that (a) nothing contained in this paragraph shall impair the rights of the Administrative Agent and the holders of Lender Claims, or the obligations and agreements of the trustee and noteholders, as described above under the captions "—Enforcement" and "—Releases" and (b) the lender security agreements and the Noteholder Collateral Documents (or comparable documents governing any other series or class of Second Priority Claims) may, without the consent of the trustee or the noteholders or any other holder of Second Priority Claims, be amended or modified pursuant to this paragraph to secure additional extensions of credit and add additional secured creditors as long as such amendments or modifications do not violate the express provisions of the indenture or any other Noteholder Document (or the comparable document governing any other series or class of Second Priority Claims).

Rights as Unsecured Creditors

        Notwithstanding any other provision of the intercreditor agreement (other than the provisions described above under the captions "—Prohibitions on contesting Liens," "—Enforcement" and "—Insolvency or Liquidation Proceedings") or the other Noteholder Documents, the trustee and the noteholders and the holders of any other series or class of Second Priority Claims may exercise rights and remedies as an unsecured creditor against the obligors (but not against the Secured Parties) in accordance with the terms of the Noteholder Documents and applicable law. Nothing in the intercreditor agreement shall prohibit the receipt by the trustee or any noteholders and any holders of Second Priority Claims of the required payments of interest and principal on the notes so long as such receipt is not the direct or indirect result of the exercise by the trustee or any noteholder or holder of any other series or class of Second Priority Claims of rights and remedies as a secured creditor or enforcement of any Lien held by any of them in contravention of the intercreditor agreement. In the event that the trustee or any noteholder or holder of any other series or class of Second Priority Claims becomes a judgment lien creditor in respect of Collateral as a result of its enforcement of its rights as an unsecured creditor, such judgment lien shall be subject to the terms of the intercreditor agreement for all purposes (including in relation to the Lender Liens and the Lender Claims) as the other Liens securing Second Priority Claims. Nothing in the intercreditor agreement modifies any rights or remedies the Secured Parties may have with respect to the Collateral.

When Discharge of Lender Claims Deemed to Not Have Occurred

        If at any time after the Discharge of Lender Claims has occurred, Worldspan designates any Future First-Lien Credit Facility to be the "Credit Agreement," then such Discharge of Lender Claims shall automatically be deemed not to have occurred for all purposes of the intercreditor agreement (other than with respect to any actions taken prior to the date of such designation as a result of the occurrence of such first Discharge of Lender Claims), and such Future First-Lien Credit Facility shall automatically be treated as the Credit Agreement for all purposes of the intercreditor agreement, including without limitation for purposes of the Lien priorities and rights in respect of Collateral set forth in the intercreditor agreement; provided, however, that no designation of any Future First-Lien Credit Facility shall apply retroactively and the holders of Second Priority Claims shall be entitled to retain any Collateral proceeds or other payments or property received by them prior to the designation of such Future First-Lien Credit Facility. Upon receipt of notice of such designation (including the identity of the new Administrative Agent), the collateral agent shall promptly deliver to the Administrative Agent the pledged Collateral together with any necessary endorsements (or otherwise allow such Administrative Agent to obtain control of such pledged Collateral). If the obligations under a Future First-Lien Credit Facility are secured by assets of the obligors of the type constituting Collateral that do not also secure the Noteholder Claims, then the holders of Second Priority Claims shall be secured at such time by a second priority Lien on such assets, subject to the provisions of the intercreditor agreement.

Insolvency or Liquidation Proceedings

DIP Financings and Uses of Cash Collateral

        If any obligor shall be subject to any Insolvency or Liquidation Proceeding and the Administrative Agent shall desire to permit the use of cash collateral or to permit the Issuers to obtain financing under section 363 or section 364 of the Bankruptcy Code ("DIP Financing"), then the trustee, on behalf of itself and the noteholders, and the representative(s) of each future series or class of Second Priority Claims, will agree that they will raise no objection to such use or DIP Financing and will not request adequate protection or any other relief in connection therewith (except to the extent permitted by the provisions described below under the caption "—Adequate Protection") and, to the extent the Lender Liens are junior in priority or pari passu with such DIP Financing, will maintain the priority of the Liens in the Collateral as junior in priority to such Lender Liens on the same basis as the other Liens securing the Second Priority Claims are second in priority to Lender Claims under the intercreditor agreement.

Relief from the Automatic Stay

        While any amounts are outstanding under the Loan Documents or any commitment under any DIP Financing provided by any Secured Party is in effect, the trustee, on behalf of itself and the noteholders, and the representative(s) of each future series or class of other Second Priority Claims, will agree that none of them shall seek relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of the Collateral, without the prior written consent of the Administrative Agent and the Required Lenders.

Adequate Protection

        The trustee, on behalf of itself and the noteholders, and the representative(s) of each future series or class of Second Priority Claims, will agree that none of them shall contest (or support any other Person contesting) (1) any request by the Administrative Agent or the other Secured Parties for adequate protection or (2) any objection by the Administrative Agent or the other Secured Parties to any motion, relief, action or proceeding which objection is based on the Administrative Agent or the other Secured Parties claiming a lack of adequate protection. Notwithstanding the preceding sentence, in any Insolvency or Liquidation Proceeding, (a) if the Secured Parties (or any subset thereof) are granted adequate protection in the form of additional collateral in connection with any DIP Financing or use of their cash collateral under section 363 or section 364 of the Bankruptcy Code, then the trustee, on behalf of itself or any of the noteholders, and the representative(s) of each future series or class of Second Priority Claims, will agree that they may seek or request adequate protection in the form of a replacement Lien on such additional collateral, which Lien is junior in priority to the Lender Liens and such DIP Financing (and all obligations relating thereto) on the same basis as the other Liens securing the Second Priority Claims are junior in priority to the Lender Claims and Lenders Liens under the intercreditor agreement, and (b) in the event the trustee, on behalf of itself and the noteholders, or any other holder of other Second Priority Claims, seeks or requests adequate protection and such adequate protection is granted in the form of additional collateral, then the trustee, on behalf of itself or any of the noteholders, and the holders of all other Second Priority Claims, will agree that the Secured Parties shall also be granted a Lien on such additional collateral as security for the Lender Claims and any such DIP Financing and that any Lien on such additional collateral securing the Second Priority Claims shall be junior in priority to the Liens on such collateral securing the Lender Claims and any such DIP Financing (and all obligations relating thereto) and any other Liens granted to the Secured Parties as adequate protection on the same basis as the other Liens securing the Second Priority Claims are junior in priority to such Lender Claims under the intercreditor agreement.

No Waiver; Limitation on Voting of Claims in Bankruptcy

        Nothing contained in the intercreditor agreement will be deemed to prohibit or in any way limit the Administrative Agent or any other Secured Party from objecting in any Insolvency or Liquidation Proceeding or otherwise to any action taken by the trustee or any of the noteholders or any holders of other Second Priority Claims, including the seeking by any of them of adequate protection or the asserting by any of them of any of their rights and remedies under the Noteholder Documents (or any comparable document governing any other series or class of Second Priority Claims) or otherwise.

        In any Insolvency or Liquidation Proceeding, neither the trustee nor any noteholder, nor any holder of any other Second Priority Claims, shall vote any Second Priority Claim for any plan of reorganization of any obligor unless:

(1)
such plan provides for the payment in full in cash of all Lender Claims on the effective date of such plan of reorganization;

(2)
such plan provides for treatment of the Lender Claims in a manner that would result in such Lender Claims having relative lien (or, if the obligations, property or assets to be distributed in respect of the Lender Claims under such plan are unsecured, other) priority over the Second Priority Claims to at least the same extent as if such obligations, property or assets were secured by Liens and subject to "—Reorganization securities" below, whether or not such obligations, property or assets are, in fact, secured by any such Liens; and

(3)
the plan otherwise provides treatment of the Lender Claims in a manner approved by the Administrative Agent and the Required Lenders.

Preference Issues

        If any Secured Party is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or otherwise pay to the estate of any obligor any amount as a preference (a "Recovery"), then the Lender Claims shall be reinstated to the extent of such Recovery and the Secured Parties shall be entitled to a Discharge of Lender Claims with respect to all such recovered amounts. If the intercreditor agreement shall have been terminated prior to such Recovery, the intercreditor agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto from such date of reinstatement.

Reorganization Securities

        If, in any Insolvency or Liquidation Proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed, pursuant to a plan of reorganization or similar dispositive restructuring plan, both on account of Lender Claims and on account of Second Priority Claims, then, to the extent the debt obligations distributed on account of the Lender Claims and on account of the Second Priority Claims are secured by Liens upon the same property, the provisions of the intercreditor agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

Expense Claims

        Neither the trustee nor any noteholder nor any holder of any other Second Priority Claims will assert or enforce, at any time prior to the Discharge of Lender Claims, any claim under Section 506(c) of the Bankruptcy Code senior to or on a parity with the Lender Liens for costs or expenses of preserving or disposing of any Collateral.

Post-Petition Claims

        Neither the trustee nor any noteholder nor any holder of any other Second Priority Claims will oppose or seek to challenge any claim by the Administrative Agent or any other Secured Party for allowance in any Insolvency or Liquidation Proceeding of Lender Claims consisting of post-petition interest, fees or expenses to the extent of the value of the Lender Lien, without regard to the existence of the Lien on the Collateral securing Second Priority Claims.

        Neither the Administrative Agent nor any other Secured Party will oppose or seek to challenge any claim by any holder of Second Priority Claims for allowance in any Insolvency or Liquidation Proceeding of Second Priority Claims consisting of post-petition interest, fees or expenses to the extent of the value of the Lien on the Collateral securing Second Priority Claims (after taking into account the Lender Liens).

Amendments; Waivers

        No amendment, modification or waiver of any of the provisions of the intercreditor agreement shall be deemed to be made unless the same shall be in writing signed by the trustee, the Administrative Agent and Worldspan and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the parties making such waiver or the obligations of the other parties to such party in any other respect or at any other time.

Definitions in the Intercreditor Agreement

        The definitions listed below are applicable to the intercreditor agreement only. Any capitalized terms used but not defined in such definitions will have the meanings given to them in the intercreditor agreement.

        "Administrative Agent" means, in addition to JPMorgan Chase Bank, N.A., the representative of the lenders under the Credit Agreement then acting as agent or collateral trustee or in a similar capacity for the Secured Parties under the Loan Documents and any successor thereto exercising substantially the same rights and powers.

        "Credit Agreement" means that certain Credit Agreement, dated as of date of the indenture, by and among the Parents, Worldspan, the various financial institutions from time to time party thereto, J.P. Morgan Securities Inc., as joint advisor, joint book-runner and joint lead arranger, JPMCB, as administrative agent, UBS Securities LLC, as joint advisor, joint book-runner, joint lead arranger and syndication agent, Lehman Brothers Inc., as joint book-runner and joint lead arranger, Deutsche Bank Securities Inc., as joint lead arranger and co-documentation agent, Goldman Sachs Credit Partners L.P., as joint lead arranger and co-documentation agent and Lehman Commercial Paper Inc., as co-documentation agent; provided that (1) the term "Credit Agreement" shall (a) also include any renewal, extension, refunding, restructuring, replacement or refinancing thereof (whether with the original administrative agent and lenders or another administrative agent or agents or other lenders, whether provided under the original Credit Agreement or any other credit or other agreement or agreements or indenture or indentures and whether entered into concurrently with or subsequent to the termination of the prior Credit Agreement); provided that any such renewal, extension, refunding, restructuring, replacement or refinancing does not increase the principal amount thereof beyond the limit set forth in the indenture as in effect on the date of the intercreditor agreement except to the extent that a larger principal amount is then permitted under the indenture and (b) exclude the Notes and other Noteholder Documents or any comparable documents governing other Second Priority Claims and (2) if at any time a Discharge of Lender Claims occurs with respect to the Credit Agreement (without giving effect to the provisions described above under the caption "—When Discharge of Lender Claims deemed to not have occurred"), then, to the extent provided in such provisions, the term "Credit Agreement" shall mean the Future First-Lien Credit Facility designated by Worldspan in accordance with the terms of such provisions.

        "Discharge of Lender Claims" means, except to the extent otherwise provided above under the captions "—When Discharge of Lender Claims deemed to not have occurred" and "—Preference issues," the payment in full in cash of all obligations, the expiration, termination or cash collateralization of all letters of credit, pursuant (for purposes of cash collateralization) to the terms thereof and the Credit Agreement and any Future First-Lien Credit Facility, the termination of all commitments to extend credit under the Credit Agreement and any Future First-Lien Credit Facility and all hedge agreements and the payment in full in cash of all other Lender Claims, other than those that constitute unasserted contingent obligations.

        "Future First-Lien Credit Facility" means the Credit Agreement and any Credit Facility or Credit Facilities (as defined in the indenture) that is designated by Worldspan as a "Credit Facility," which is permitted to be secured by a first lien on the Collateral for purposes of the indenture; provided that any Credit Agreement in effect at the time of such designation shall expressly permit such designation or that the Secured Parties under any such Credit Agreement shall have consented to such designation.

        "Insolvency or Liquidation Proceeding" means (1) any voluntary or involuntary case or proceeding under the Bankruptcy Code with respect to any obligor as a debtor, (2) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to any obligor as a debtor or with respect to any substantial part its assets, (3) any liquidation, dissolution, reorganization or winding up of any obligor whether voluntary or involuntary and whether or not involving insolvency or bankruptcy or (4) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of any obligor.

        "Lender Claims" means (1) all indebtedness outstanding under one or more of the Loan Documents and the Future First-Lien Credit Facilities, (2) all other Obligations (as defined in the Credit Agreement or any Future First-Lien Facility) and (3) all other obligations under the Loan Documents, in each case including all claims under the Loan Documents for interest, fees, expense reimbursements, indemnification and other similar claims. Lender Claims shall include all interest accrued or accruing (or which would, absent the commencement of an Insolvency or Liquidation Proceeding, accrue) after the commencement of an Insolvency or Liquidation Proceeding in accordance with and at the rate specified in the applicable Loan Document whether or not the claim for such interest is allowed as a claim in such Insolvency or Liquidation Proceeding. To the extent any payment with respect to the Lender Claims (whether by or on behalf of any obligor, as proceeds of security, enforcement of any right of setoff or otherwise) is declared to be fraudulent or preferential in any respect, set aside or required to be paid to a debtor in possession, trustee, receiver or similar Person, then such indebtedness, Obligation or obligation or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred.

        "Lender Liens" means Liens on Collateral or other collateral in favor of the Administrative Agent on behalf of the Secured Parties created as collateral security for the Lender Claims.

        "Loan Documents" means the Credit Agreement, the Loan Documents (as defined in the Credit Agreement), and all documents and instruments evidencing any obligation under the Credit Agreement or any Future First-Lien Credit Facility, and any other related document or instrument executed or delivered pursuant to any Loan Document or Future First-Lien Credit Facility at any time or otherwise evidencing any Lender Claims, as any such document or instrument may from time to time be amended, supplemented, amended and restated or otherwise modified from time to time.

        "Noteholder Claims" means all indebtedness, obligations and other liabilities (contingent or otherwise) arising under or with respect to the Noteholder Documents or any of them.

        "Noteholder Collateral Documents" means, collectively, the noteholder security agreements, and any document or instrument executed and delivered pursuant to any Noteholder Document at any time or otherwise pursuant to which a Lien is granted by an obligor to secure the Noteholder Claims or under which rights or remedies with respect to any such Lien are governed, as the same may be amended, supplemented, amended and restated or otherwise modified from time to time.

        "Noteholder Documents" means, collectively, the indenture, the notes, the Noteholder Collateral Documents and any other related document or instrument executed and delivered pursuant to any Noteholder Document at any time or otherwise evidencing any Noteholder Claims, as the same may be amended, supplemented, amended and restated or otherwise modified from time to time.

        "Required Lenders" shall mean, with respect to any amendment or modification of the Credit Agreement or Future First-Lien Facility, or any termination or waiver of any provision of the Credit Agreement or Future First-Lien Facility, or any consent or departure by Worldspan therefrom, those Secured Parties, the approval of which is required to approve such amendment or modification, termination or waiver or consent or departure.

        "Second Priority Claims" means (1) all Indebtedness outstanding under the Noteholder Documents or any comparable documents governing Indebtedness incurred after the date of the Noteholder Documents that was permitted by the indenture to be incurred and so secured and that has been designated by Worldspan to the collateral agent as being Indebtedness intended to qualify as Second Priority Claims under the intercreditor agreement and (2) all other Obligations (as defined in the Noteholder Documents or such comparable document governing other Second Priority Claims), in each case including all claims under the Noteholder Documents or other comparable document governing any Second Priority Claims for interest, fees, expense reimbursements, indemnification and other similar claims. Second Priority Claims shall include all interest accrued or accruing (or which would, absent the commencement of an Insolvency or Liquidation Proceeding, accrue) after the commencement of an Insolvency or Liquidation Proceeding in accordance with and at the rate specified in the applicable Noteholder Document or any comparable document governing other Second Priority Claims whether or not the claim for such interest is allowed as a claim in such Insolvency or Liquidation Proceeding; provided that no future Indebtedness will be treated as Second Priority Claims unless the holders of such Indebtedness (or their representative(s)) execute a Sharing Confirmation and agree to be bound by the intercreditor agreement as holders of Second Priority Claims, all as of the date of such future Indebtedness is incurred.

        "Secured Parties" shall mean the "Secured Parties" (as defined in the Credit Agreement) and any other Persons holding Lender Claims, including the Administrative Agent.

        "Sharing Confirmation" means, as to any class or series of Second Priority Claims, the written agreement of the holders of such class or series of Second Priority Claims, as set forth in the indenture or other agreement governing such class or series of Second Priority Claims, for the enforceable benefit of all holders of each other existing and future class or series of Second Priority Claims and each existing and future representative(s) of the Second Priority Claims that all Second Priority Claims shall be and are secured equally and ratably by all Liens at any time granted by Worldspan or any other obligor to secure any obligations in respect of such class or series of Second Priority Claims, whether or not upon property otherwise constituting Collateral, that all such Liens shall be enforceable by the collateral agent, on behalf of itself and the noteholders, and the representatives of each other class or series of Second Priority Claims for the benefit of all holders of Second Priority Claims equally and ratably, and that the holders of obligations in respect of such Second Priority Claims are bound by the provisions in the intercreditor agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the collateral agent to perform its obligations under the intercreditor agreement.

Guarantees

        The notes will be guaranteed by each of Worldspan's current and future Domestic Subsidiaries. These Subsidiary Guarantees will be joint and several obligations of the Guarantors. Each Guarantee will be secured by Second Priority Liens on any Collateral owned by the Guarantor. The Guarantees will be pari passu in right of payment with all existing and future senior Indebtedness of the Guarantors and will be effectively junior to any debt of any Guarantor that is either (1) secured by a Lien on the Collateral that is senior or prior to the Second Priority Liens securing the Guarantees, including the First Priority Liens and potentially any Permitted Liens or encumbrances or (2) secured by assets that are not part of the Collateral securing the notes, in each case, to the extent of the value of the assets securing that collateral. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Fraudulent Conveyance Matters—Federal and state statutes allow courts, under specific circumstances, to void debts, including guarantees, and require note holders to return payments received from us or the guarantors."

        A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Worldspan or another Guarantor, unless:

  (1)
  immediately after giving effect to that transaction, no Default or Event of Default exists; and

  (2)
  either:

  (a)
  the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Subsidiary Guarantee, the registration rights agreement and the Security Documents pursuant to a supplemental indenture satisfactory to the trustee; or

  (b)
  the Net Proceeds of such sale or other disposition are applied in accordance with the "Asset Sale" provisions of the indenture.

        The Subsidiary Guarantee of a Guarantor will be released and the Security Interests on the Collateral of such Guarantor will be released:

  (1)
  in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Worldspan or a Restricted Subsidiary of Worldspan, if the sale or other disposition does not violate the "Asset Sale" provisions of the indenture;

  (2)
  in connection with any sale or other disposition of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) Worldspan or a Restricted Subsidiary of Worldspan, if the sale does not violate the "Asset Sale" provisions of the indenture;

  (3)
  if Worldspan designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

  (4)
  upon legal defeasance or satisfaction and discharge of the notes as provided below under the captions "—Legal Defeasance and Covenant Defeasance" and "—Satisfaction and Discharge."

        See "—Repurchase at the Option of holders—Asset Sales."

Optional Redemption

        At any time prior to August 15, 2006, the Issuers may on any one or more occasions redeem up to 100% of the aggregate principal amount of notes issued under the indenture (including any Additional Notes issued after the date of the indenture) at a redemption price of 105% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Qualified Equity Offerings; provided that the redemption occurs within 90 days of the date of the closing of such Qualified Equity Offering.

        If a Change of Control occurs at any time prior to August 15, 2006, the Issuers may, within 90 days after the consummation of the applicable Change of Control Offer, redeem all or part of the notes upon not less than 30 nor more than 60 days' prior notice mailed to each holder at a redemption price equal to 105% of the principal amount of notes redeemed plus accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

        Except pursuant to the preceding two paragraphs, the notes will not be redeemable at the Issuers' option prior to August 15, 2006.

        On or after August 15, 2006, the Issuers may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below, subject to the rights of noteholders on the relevant record date to receive interest due on the relevant interest payment date:

Year	Percentage
2006	103.00%
2007	102.00%
2008	101.00%
2009 and thereafter	100.00%

Mandatory Redemption

        The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

        If a Change of Control occurs, each Holder of notes will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Issuers will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase, subject to the rights of noteholders on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuers will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of the indenture by virtue of such compliance.

        On the Change of Control Payment Date, the Issuers will, to the extent lawful:

  (1)
  accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

  (2)
  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

  (3)
  deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Issuers.

        The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000 unless the unpurchased amount of the new note does not equal an integral multiple of $1,000.

        The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that the Issuers repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

        The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuers and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of Worldspan and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require the Issuers to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Worldspan and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

        Worldspan will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

  (1)
  Worldspan (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

  (2)
  the fair market value is determined by Worldspan's Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the trustee; and

  (3)
  at least 75% of the consideration received in the Asset Sale by Worldspan or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

  (a)
  any liabilities, as shown on Worldspan's most recent consolidated balance sheet, of Worldspan or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to an arrangement that releases Worldspan or such Restricted Subsidiary from further liability; and

  (b)
  any securities, notes or other obligations received by Worldspan or any such Restricted Subsidiary from such transferee that are, within 90 days after receipt thereof, converted by Worldspan or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash and Cash Equivalents received in that conversion.

        Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Worldspan may apply those Net Proceeds at its option:

  (1)
  repay or purchase Pari Passu Indebtedness of Worldspan or any Guarantor, as the case may be, and if such Indebtedness is revolving credit Indebtedness to correspondingly reduce commitments with respect thereto, provided that if Worldspan shall so repay or purchase Pari Passu Indebtedness of Worldspan (other than a repayment or purchase of Indebtedness under the Credit Agreement or any future Credit Facility secured on a first priority basis by the Collateral or any Indebtedness that is secured by a Lien on assets not constituting Collateral):

    (a)
    it will equally and ratably reduce Indebtedness under the notes if the notes are then redeemable; or

    (b)
    if the notes may not then be redeemed, Worldspan shall make an offer, in accordance with the procedures set forth below for an Asset Sale Offer, to all holders of notes to purchase at a purchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase, the notes that would otherwise be redeemed;

  (2)
  to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, a Person primarily engaged in a Permitted Business;

  (3)
  to make a capital expenditure;

  (4)
  to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; or

  (5)
  to acquire the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of the Capital Stock by Worldspan or another Restricted Subsidiary or to acquire Capital Stock constituting a minority interest in any Person; provided, in each case, that such Person is primarily engaged in a Permitted Business.

        In the case of clauses (2), (4) and (5), Worldspan will also be deemed to have complied with its obligations above if it enters into a binding commitment to acquire such assets, Voting Stock or Capital Stock within the required time frame above, provided that such binding commitment shall be subject only to customary conditions and such acquisition shall be consummated within six months from the date of signing such binding commitment.

        Pending the final application of any Net Proceeds, Worldspan may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Issuers will make an Asset Sale Offer to all Holders of secured notes. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Worldspan may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

        The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

        The agreements governing the Issuers' other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require the Issuers to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Issuers. In the event a Change of Control or Asset Sale occurs at a time when the Issuers are prohibited from purchasing notes, the Issuers could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain a consent or repay those borrowings, the Issuers will remain prohibited from purchasing notes. In that case, the Issuers' failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the other indebtedness. Finally, the Issuers' ability to pay cash to the holders of notes upon a repurchase may be limited by the Issuers' then existing financial resources. See "Risk Factors—Financing Change of Control Offer—We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture."

Selection and Notice

        If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

  (1)
  if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

  (2)
  if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

        No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Restricted Payments

        Worldspan will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (1)
  declare or pay any dividend or make any other payment or distribution on account of Worldspan's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Worldspan or any of its Restricted Subsidiaries) or to the direct or indirect holders of Worldspan's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Worldspan or to Worldspan or a Restricted Subsidiary of Worldspan);

  (2)
  purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Worldspan) any Equity Interests of Worldspan or any direct or indirect parent of Worldspan;

  (3)
  make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Worldspan or any Guarantor that is contractually subordinated to the notes or any Subsidiary Guarantee (excluding any intercompany Indebtedness between or among Worldspan and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof;

  (4)
  make any Excess FASA Payment; or

  (5)
  make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (5) above being collectively referred to as "Restricted Payments"),

        unless, at the time of and after giving effect to such Restricted Payment:

  (1)
  no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

  (2)
  Worldspan would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;" and

  (3)
  such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Worldspan and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (7), (8), (9) and (10) of the next succeeding paragraph), is less than the sum, without duplication, of:

  (a)
  50% of the Consolidated Net Income of Worldspan for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of Worldspan's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

  (b)
  100% of the aggregate net cash proceeds received by Worldspan after the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Worldspan (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Worldspan that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Worldspan), plus

  (c)
  to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated, redeemed, repurchased or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted investment, plus

  (d)
  50% of any dividends received by Worldspan or a Restricted Subsidiary after the date of the indenture from an Unrestricted Subsidiary of Worldspan, to the extent that such dividends were not otherwise included in Consolidated Net Income of Worldspan for such period, plus

    (e)
    to the extent that any Unrestricted Subsidiary of Worldspan is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the fair market value of Worldspan's Investment in such Subsidiary as of the date of such redesignation or (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary.

        The preceding provisions will not prohibit:

  (1)
  the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

  (2)
  the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Worldspan or any Restricted Subsidiary or of any Equity Interests of WTI, Worldspan or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of Worldspan) of or capital contribution relating to, Equity Interests of Worldspan (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

  (3)
  the defeasance, redemption, repurchase or other acquisition of Indebtedness that is contractually subordinated to the notes or any Subsidiary Guarantee or Disqualified Stock of Worldspan or any Restricted Subsidiary with the net cash proceeds from an incurrence of Indebtedness or issuance of Disqualified Stock which is permitted to be incurred pursuant to the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock";

  (4)
  the payment of any dividend by a Restricted Subsidiary of Worldspan to the holders of its Equity Interests on a pro rata basis;

  (5)
  so long as no Default has occurred and is continuing or would be caused thereby, the payment of dividends to WTI to the extent applied by WTI to repurchase, redeem or otherwise acquire or retire for value any Equity Interests of WTI, Worldspan or any Restricted Subsidiary of Worldspan held by any current or former employee, officer or director of WTI, Worldspan or any Subsidiaries of Worldspan pursuant to any management equity subscription agreement, stock option agreement, severance agreement, employment agreement, stockholder's agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.5 million in any twelve-month period (with amounts not used in any twelve-month period being carried forward to the subsequent twelve-month period up to a maximum of $4.0 million paid in any twelve-month period); provided further that such amounts may be increased by the cash proceeds of key man life insurance received by Worldspan and its Restricted Subsidiaries after the date of the indenture;

  (6)
  so long as no Default has occurred and is continuing or would be caused thereby, the payment of dividends to WTI to the extent applied by WTI to pay interest on the Holdco Notes at a rate not to exceed 12% per annum; provided that Worldspan would, at the time of such payment and after giving pro forma effect thereto as if such payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of indebtedness and issuance of preferred stock";

  (7)
  so long as Worldspan is treated for income tax purposes as a disregarded entity or a partnership, distributions to equity holders or partners of Worldspan in an amount, with respect to any period ending after December 31, 2003, not to exceed the Tax Amount for such period; provided that a distribution of the Tax Amount shall be made no earlier than 10 days prior to the due date of the tax payable by equityholders or partners of Worldspan to which such Tax Amount relates;

  (8)
  the payment of dividends to WTI to the extent applied by WTI to pay its general administrative expenses, including, without limitation, in respect of director fees and expenses, administrative, legal and accounting services, in an aggregate amount not to exceed $2.5 million per annum;

  (9)
  repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof;

  (10)
  payments of dividends to WTI not to exceed $200,000 in the aggregate since the date of the indenture solely to enable it to make payments to holders of its Capital Stock in lieu of the issuance of fractional shares of its Capital Stock;

  (11)
  payments and transactions in connection with the Refinancing Transactions, as defined in the prospectus, including fees and expenses related thereto, as contemplated by the offering memorandum under "Use of Proceeds;" and

  (12)
  so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments not to exceed $20.0 million in the aggregate since the date of the indenture.

        Notwithstanding the foregoing, Worldspan shall be entitled to dividend or distribute the capital stock of Worldspan International Inc. to WTI and/or any other partners of Worldspan without complying with this "Restricted Payments" covenant and shall be entitled to directly or indirectly reacquire the capital stock of Worldspan International Inc.; provided that such reacquisition occurs within one year from the date of the indenture; provided further that such reacquisition shall be excluded from clause (2) in the preceding paragraph. In the event such reacquisition does not occur within one year from the date of the indenture, Worldspan shall be deemed to have made a Restricted Payment on the date that is one year from the date of the indenture in an amount equal to the Investment in the Subsidiary held by Worldspan as of the date Worldspan made such dividend or distribution.

        The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Worldspan or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the trustee. Not later than the date of making any Restricted Payment, the Issuers will deliver to the trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed. For purposes of determining compliance with this covenant, in the event that a Restricted Payment meets the criteria of more than one of the exceptions described in (1) through (12) above or is entitled to be made pursuant to the first paragraph of this covenant, Worldspan shall be permitted, in its sole discretion to classify such Restricted Payment in any manner that complies with this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock

        Worldspan will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and Worldspan will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries that are not Guarantors to issue any shares of preferred stock; provided, however, that Worldspan may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness or issue preferred stock, if the Fixed Charge Coverage Ratio for Worldspan's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.25 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

  (1)
  the incurrence by Worldspan and any Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Worldspan and its Restricted Subsidiaries thereunder) not to exceed $500.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by Worldspan or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales" (provided that such amount shall be reduced to the extent of any reduction or elimination of any Indebtedness under any Credit Facility resulting from or relating to the formation of any Receivables Subsidiary or the consummation of any Qualified Receivables Transaction);

  (2)
  the incurrence by Worldspan and its Restricted Subsidiaries of the Existing Indebtedness;

  (3)
  the incurrence by Worldspan and the Guarantors of Indebtedness represented by the notes and the related Subsidiary Guarantees to be issued on the date of the indenture and the new notes and the related Subsidiary Guarantees to be issued pursuant to the registration rights agreement;

  (4)
  the incurrence by Worldspan or any of the Guarantors of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Worldspan or such Guarantor (whether through the direct purchase of assets or the Equity Interests of any Person owning such assets) in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $25.0 million at any time outstanding;

  (5)
  the incurrence by Worldspan or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), or (17) of this paragraph;

  (6)
  the incurrence by Worldspan or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Worldspan and any of its Restricted Subsidiaries; provided, however, that:

  (a)
  if Worldspan or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of Worldspan, or the Subsidiary Guarantee, in the case of a Guarantor; and

  (b)
  (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Worldspan or a Restricted Subsidiary of Worldspan and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Worldspan or a Restricted Subsidiary of Worldspan; will be deemed, in each case, to constitute an incurrence of such Indebtedness by Worldspan or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

  (7)
  the incurrence by Worldspan or any of its Restricted Subsidiaries of Hedging Obligations entered into in the ordinary course of business and not for speculative purposes;

  (8)
  the guarantee by Worldspan or any of the Guarantors of Indebtedness of Worldspan or a Restricted Subsidiary of Worldspan that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee shall be subordinated to the same extent as the Indebtedness guaranteed;

  (9)
  the incurrence by Worldspan or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; provided that upon the drawing of such letters of credit, such obligations are reimbursed within 30 days following such drawing;

  (10)
  the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock, and the accrual of dividends on Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in the Fixed Charges of Worldspan as accrued;

  (11)
  the incurrence of Indebtedness by Worldspan or any of its Restricted Subsidiaries in the form of performance bonds, completion guarantees and surety or appeal bonds entered into by Worldspan or any of its Restricted Subsidiaries in the ordinary course of their business;

  (12)
  the incurrence of Indebtedness by Worldspan or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided that the Indebtedness is satisfied within five business days of Incurrence;

  (13)
  the incurrence of Indebtedness by Worldspan or any of its Restricted Subsidiaries owed to any Person in connection with worker's compensation, self-insurance, health, disability or other employee benefits or property, casualty or liability insurance provided by such Person to Worldspan or such Restricted Subsidiary, pursuant to reimbursement or indemnification obligations to such person, in each case incurred in the ordinary course of business and consistent with past practices;

  (14)
  the incurrence of Indebtedness by Worldspan and its Restricted Subsidiaries arising from agreements of Worldspan or any of its Restricted Subsidiaries providing for adjustment of purchase price or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary of Worldspan;

  (15)
  the incurrence by a Receivables Subsidiary of Indebtedness in a Qualified Receivables Transaction that is without recourse to Worldspan or any of its Restricted Subsidiaries or their respective property or assets (other than such Receivables Subsidiary and its assets and, as to Worldspan or any of its Restricted Subsidiaries, other than pursuant to representations, warranties, covenants and indemnities customary for such transactions) and is not guaranteed by Worldspan or any of its Restricted Subsidiaries;

  (16)
  the incurrence of Indebtedness by Worldspan in the event of a Continuing Payment Termination or Worldspan Bankruptcy FASA Rejection; and

  (17)
  the incurrence by Worldspan or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (17), not to exceed $50.0 million.

        Worldspan will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Worldspan or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Subsidiary Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Worldspan solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

        For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuers will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture and Indebtedness under the Credit Agreement will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

Liens

        Worldspan will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind that secures obligations under any Pari Passu Indebtedness or subordinated Indebtedness of Worldspan on any asset now owned or hereafter acquired, except Permitted Liens, unless the notes are equally and ratably secured with the obligations so secured until such time as those obligations are no longer secured by a Lien; provided that, in any case involving a Lien securing Indebtedness subordinated to Indebtedness of Worldspan under the notes, that Lien is subordinated to the Lien securing the notes to the same extent that such Indebtedness is subordinated to the notes.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        Worldspan will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

  (1)
  pay dividends or make any other distributions on its Capital Stock to Worldspan or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Worldspan or any of its Restricted Subsidiaries;

  (2)
  make loans or advances to Worldspan or any of its Restricted Subsidiaries; or

  (3)
  transfer any of its properties or assets to Worldspan or any of its Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

  (1)
  agreements governing Existing Indebtedness, the Credit Agreement and any other agreement, including the Credit Facilities as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

  (2)
  the indenture, the notes, the Subsidiary Guarantees and/or the Security Documents;

  (3)
  applicable law, regulation or order;

  (4)
  any (a) instrument governing Indebtedness or Capital Stock of a Person acquired by Worldspan or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred, and (b) any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those instruments, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements at the time of such acquisition;

  (5)
  customary non-assignment provisions in leases, licenses or other commercial agreements entered into in the ordinary course of business and consistent with past practices;

  (6)
  purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

  (7)
  any agreement for the sale or other disposition of all or substantially all of the Capital Stock or assets of a Restricted Subsidiary pending its sale or other disposition;

  (8)
  Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

  (9)
  any restriction on the transfer of assets under any Lien permitted under the indenture imposed by the holder of the Liens;

  (10)
  provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

  (11)
  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

  (12)
  restrictions contained in security agreements or mortgages (other than the Security Documents) securing Indebtedness of a Restricted Subsidiary so long as the restrictions solely restrict the transfer of the property governed by the security agreements or mortgages;

  (13)
  Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Subsidiary and its property or assets, or Liens or receivables or related assets which are the subject of, a Qualified Receivables Transaction;

  (14)
  secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "—Incurrence of Indebtedness and Issuance of Preferred stock" and "—Liens" that limit the right of the debtor to dispose of the assets securing that Indebtedness; and

  (15)
  the Holdco Notes and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the Holdco Notes, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other restrictions than those contained in the Holdco Notes as in effect on the date of the indenture.

Merger, Consolidation or Sale of Assets

        Worldspan may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Worldspan is the surviving entity); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Worldspan and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

  (1)
  either: (a) Worldspan is the surviving entity; or (b) the Person formed by or surviving any such consolidation or merger (if other than Worldspan) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia (provided that if the person formed by or surviving any such consolidation or merger with Worldspan is not a corporation, a corporate co-issuer shall also be an obligor with respect to the notes);

  (2)
  the Person formed by or surviving any such consolidation or merger (if other than Worldspan) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Worldspan under the notes, the indenture, the registration rights agreement and the Security Documents pursuant to agreements reasonably satisfactory to the trustee;

  (3)
  immediately after such transaction, no Default or Event of Default exists; and

  (4)
  (A) Worldspan or the Person formed by or surviving any such consolidation or merger (if other than Worldspan), or to which such sale, assignment, transfer, conveyance or other disposition has been made: will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred stock," or (B) the Fixed Charge Coverage Ratio on the date of such transaction after giving pro forma effect thereto would be equal to or greater than the same ratio for Worldspan and its Restricted Subsidiaries immediately prior to the transaction.

        This "Merger, Consolidation or Sale of Assets" covenant will not apply to (A) a sale, assignment, transfer, conveyance or other disposition of assets between or among Worldspan and any of the Guarantors or (B) any merger or consolidation of (1) Worldspan with and into a Guarantor or (2) Worldspan with and into an Affiliate of Worldspan for the purpose of incorporating or reincorporating or organizing or reorganizing Worldspan in the same or another jurisdiction in the United States or any state thereof or the District of Columbia.

Transactions with Affiliates

        Worldspan will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

  (1)
  the Affiliate Transaction is on terms that are no less favorable to Worldspan or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Worldspan or such Restricted Subsidiary with a Person that is not an Affiliate of Worldspan; and

  (2)
  Worldspan delivers to the Trustee:

  (a)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

  (b)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to Worldspan of such Affiliate Transaction from a financial point of view or that such Affiliate Transaction is not less favorable to Worldspan and its Restricted Subsidiaries than could reasonably be expected to be obtained in a comparable transaction with a Person that is not an Affiliate of Worldspan, as issued by an accounting, appraisal or investment banking firm of national standing.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

  (1)
  any employment agreement entered into by Worldspan or any of its Restricted Subsidiaries in the ordinary course of business of Worldspan or such Restricted Subsidiary;

  (2)
  transactions between or among Worldspan and/or its Restricted Subsidiaries;

  (3)
  transactions with a Person that is an Affiliate of Worldspan solely because Worldspan owns an Equity Interest in, or controls, such Person;

  (4)
  payment of reasonable fees, compensation or employee benefits arrangements to and indemnity provided for the benefit of employees, directors or officers of WTI, Worldspan or any Restricted Subsidiary of Worldspan in the ordinary course of business;

  (5)
  issuances or sales of Equity Interests (other than Disqualified Stock) to Affiliates, employees, officers and directors of WTI, Worldspan or any of their Subsidiaries;

  (6)
  payment of fees by Worldspan in an aggregate amount not to exceed $1.5 million per annum plus reimbursement expenses for advisory services pursuant to the Advisory Agreement as in effect on the date of the indenture;

  (7)
  Restricted Payments or Permitted Investments that are permitted by the provisions of the indenture described above under the caption "—Restricted Payments;"

  (8)
  loans or advances to employees, directors, officers or consultants in an aggregate amount not to exceed $7.5 million outstanding at any one time;

  (9)
  transactions pursuant to any contract or agreement with Worldspan or any of its Restricted Subsidiaries in effect on the date of the indenture, as the same may be amended, modified or replaced from time to time so long as any such amendment, modification or replacement is not less favorable to Worldspan and its Restricted Subsidiaries in any material respect than the original agreement as in effect on the date of the indenture;

  (10)
  the Subsidiary Guaranties;

  (11)
  transactions pursuant to the Stockholders Agreement as in effect on the date of the indenture or any similar agreement or any amendment, modification or replacement of such Stockholders Agreement or agreement; provided that the terms of such amendment, modification or replacement is not more disadvantageous to the Holders of the notes in any material respect than the terms contained in the Stockholders Agreement or similar agreement;

  (12)
  any tax sharing agreement; provided that the aggregate amount payable by Worldspan pursuant thereto shall not exceed the Tax Amount;

  (13)
  the provisions by an Affiliate of commercial banking or lending services, investment banking or other similar services on terms that are no less favorable to Worldspan or the relevant Restricted Subsidiary than those that would have been obtained by an unaffiliated party and that are approved in good faith by a majority of the members of the Board of Directors;

  (14)
  any transaction effected as part of a Qualified Receivables Transaction;

  (15)
  any transaction with customers, clients, or suppliers of Worldspan or its Restricted Subsidiaries on terms that are no less favorable to Worldspan or the relevant Restricted Subsidiary than those that would have been obtained by an unaffiliated party and that are approved in good faith by a majority of the members of the Board of Directors;

  (16)
  the dividend, distribution or acquisition of the capital stock of Worldspan International Inc. in accordance with the provisions of the indenture described above under the caption "—Restricted Payments"; and

  (17)
  payments and transactions in connection with the Refinancing Transactions, as defined in this prospectus (including fees and expenses related thereto) as contemplated by the prospectus under "Use of Proceeds."

Additional Subsidiary Guarantees

        If Worldspan or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture (other than (1) a Domestic Subsidiary that has been properly designated as an Unrestricted Subsidiary in accordance with the indenture for so long as it continues to constitute an Unrestricted Subsidiary and (2) any Receivables Subsidiary), or Worldspan designates any Unrestricted Subsidiary that is a Domestic Subsidiary to be a Restricted Subsidiary, then that Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 Business Days of the date on which it was acquired or created or designated a Restricted Subsidiary; provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors may designate any Restricted Subsidiary, other than WS Financing Corp., to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Worldspan and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "—Restricted Payments" or Permitted Investments, as determined by Worldspan. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Restrictions on Activities of WS Financing Corp.

        WS Financing Corp. will not hold any material assets, become liable for any material obligations or engage in any significant business activities; provided that WS Financing Corp. may be a co-obligor or guarantor with respect to Indebtedness if Worldspan is an obligor of such Indebtedness and the net proceeds of such Indebtedness are received by Worldspan or one or more of Worldspan's Restricted Subsidiaries other than WS Financing Corp.

Business Activities

        Worldspan will not, and will not permit any Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Worldspan and its Subsidiaries taken as a whole.

Payments for Consent

        Worldspan will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

        Whether or not required by the SEC's rules and regulations, so long as any notes are outstanding, the Issuers will furnish to the Holders of notes, within the time periods specified in the SEC's rules and regulations:

  (1)
  all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Issuers were required to file such reports; and

  (2)
  all current reports that would be required to be filed with the SEC on Form 8-K if the Issuers were required to file such reports.

        All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Issuers' consolidated financial statements by the Issuers' certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, the Issuers will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Issuers' reporting obligations with respect to clauses (1) and (2) above shall be deemed satisfied in the event the Issuers file such reports with the SEC on EDGAR and deliver a copy of such reports to the Trustee.

        If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, the Issuers are no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Issuers will nevertheless continue filing the reports specified in the preceding paragraph with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Issuers agree that they will not take any action for the sole purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Issuers' filings for any reason, the Issuers will post the reports referred to in the preceding paragraph on their website within the time periods that would apply if the Issuers were required to file those reports with the SEC.

        In addition, the Issuers and the Guarantors agree that, for so long as any notes remain outstanding, at any time they are not required to file the reports required by the preceding paragraphs with the SEC, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

        Each of the following is an Event of Default:

  (1)
  default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes;

  (2)
  default in payment when due of the principal of, or premium, if any, on the notes;

  (3)
  failure by Worldspan or any of its Subsidiaries to comply with the provisions described under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets;"

  (4)
  failure by Worldspan or any of its Subsidiaries for 30 days after notice from the trustee or the holders of 25% or more of the notes then outstanding to comply with the provisions described under the captions "Repurchase at the Option of Holders—Change of Control," "—Repurchase at the Option of Holders—Asset Sales," "—Certain Covenants—Restricted

    Payments" or "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;"

  (5)
  failure by Worldspan or any of its Subsidiaries for 60 days after notice from the trustee or the holders of 25% or more of the notes then outstanding to comply with any of the other agreements in the indenture or any of the Security Documents;

  (6)
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Worldspan or any of its Subsidiaries (or the payment of which is guaranteed by Worldspan or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

  (a)
  is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

  (b)
  results in the acceleration of such Indebtedness prior to its express maturity,

    and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

  (7)
  failure by Worldspan or any of its Subsidiaries to pay final judgments aggregating in excess of $25.0 million (net of any amounts covered by insurance), which judgments are not paid, discharged or stayed for a period of 60 days; and

  (8)
  except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee;

  (9)
  certain events of bankruptcy or insolvency described in the indenture with respect to Worldspan, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary; and

  (10)
  unless all of the Collateral has been released from the Second Priority Liens in accordance with the provisions of the Security Documents, the repudiation or disaffirmation by Worldspan or any Significant Subsidiary of Worldspan of its material obligations under the Security Documents or the determination in a judicial proceeding that the Liens of the Security Documents are unenforceable or invalid against Worldspan or any Significant Subsidiary of Worldspan party thereto for any reason, in each case, with respect to a material portion of the Collateral (which repudiation, disaffirmation or determination is not rescinded, stayed, or waived by the Persons having such authority pursuant to the Security Documents or otherwise cured within 60 days after Worldspan receives written notice thereof specifying such occurrence from the trustee or the holders of at least 25% of the outstanding principal amount of the notes and demanding that such default be remedied).

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Worldspan, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

        Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages.

        Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

  (1)
  such holder has previously given the trustee notice that an Event of Default is continuing;

  (2)
  holders of at least 25% in aggregate principal amount of the outstanding notes have requested the trustee to pursue the remedy;

  (3)
  such holders have offered the trustee reasonable security or indemnity satisfactory to it against any loss, liability or expense;

  (4)
  the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

  (5)
  holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

        The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes.

        The Issuers are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Issuers are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees, Affiliates, Stockholders and Partners

        No director, officer, employee, incorporator, Affiliate, stockholder or partner of the Issuers or any Guarantor, as such, will have any liability for any obligations of the Issuers or the Guarantors under the notes, the indenture, the Subsidiary Guarantees, the Security Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such waiver is against public policy.

Legal Defeasance and Covenant Defeasance

        The Issuers may, at their option and at any time, elect to have all of their obligations and all obligations of the Guarantors discharged with respect to the outstanding notes, Subsidiary Guarantees and the indenture ("Legal Defeasance") except for:

  (1)
  the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

  (2)
  the Issuers' obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  (3)
  the rights, powers, trusts, duties and immunities of the trustee, and the Issuers' and the Guarantor's obligations in connection therewith; and

  (4)
  the Legal Defeasance provisions of the indenture.

        In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers and the Guarantors released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

  (1)
  the Issuers must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the notes are being defeased to maturity or to a particular redemption date;

  (2)
  in the case of Legal Defeasance, the Issuers must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel (subject to customary assumptions and exceptions) will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (3)
  in the case of Covenant Defeasance, the Issuers must deliver to the trustee an opinion of counsel (subject to customary assumptions and exceptions) reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (4)
  no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

  (5)
  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Worldspan or any of its Restricted Subsidiaries are a party or by which Worldspan or any of its Restricted Subsidiaries are bound;

  (6)
  the Issuers must deliver to the trustee an officers' certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders of notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

  (7)
  the Issuers must deliver to the trustee an officers' certificate and an opinion of counsel (subject to customary assumptions and exceptions), each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

        The Collateral will be released from the Lien securing the notes, as provided under the captions "Collateral" and "Intercreditor Agreement," upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described above.

Amendment, Supplement and Waiver

        Except as provided in the next three succeeding paragraphs, the indenture, the Guarantees, the Security documents and the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any past or existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

        Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

  (1)
  reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

  (2)
  reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

  (3)
  reduce the rate of or change the time for payment of interest on any note;

  (4)
  waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

  (5)
  make any note payable in money other than that stated in the notes;

  (6)
  make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

  (7)
  waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "—Repurchase at the Option of Holders");

  (8)
  release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

  (9)
  make any change in the preceding amendment and waiver provisions.

        Notwithstanding the preceding, without the consent of any Holder of notes, the Issuers, the Guarantors and the trustee may amend or supplement the indenture, the Guarantees, the Security Documents and the notes:

  (1)
  to cure any ambiguity, defect or inconsistency;

  (2)
  to provide for uncertificated notes in addition to or in place of certificated notes;

  (3)
  to provide for the assumption of the Issuers' obligations to Holders of notes by a successor;

  (4)
  to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder;

  (5)
  to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

  (6)
  to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture;

  (7)
  to conform the text of the indenture, the Subsidiary Guarantees, the Security Documents or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the Subsidiary Guarantees, the Security Documents or the notes;

  (8)
  to add any additional assets as Collateral;

  (9)
  to reflect the grant of Liens on the Collateral for the benefit of an additional secured party, to the extent such Indebtedness and the Lien securing such Indebtedness is permitted by the terms of the indenture; or

  (10)
  to release Collateral from the Lien of the indenture and the security documents when permitted or required by the security documents or the indenture.

        Without the consent of the holders of at least two-thirds in aggregate principal amount of the notes then outstanding, no amendment may release from the Lien of the indenture or the notes and the Security Documents all or substantially all of the Collateral otherwise then in accordance with the terms of such Security Documents.

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder and all security interests in the Collateral created by the Security Documents in favor of the trustee and the holders of notes will be released when:

  (1)
  either:

  (a)
  all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuers or any Guarantor and thereafter repaid to the Issuers or discharged from their trust, have been delivered to the trustee for cancellation; or

  (b)
  all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuers or any Guarantor have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government

      Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

  (2)
  no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuers or any Guarantor are a party or by which the Issuers or any Guarantor are bound;

  (3)
  the Issuers or any Guarantor have paid or caused to be paid all sums payable by them under the indenture; and

  (4)
  the Issuers have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

        In addition, the Issuers must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        If the trustee becomes a creditor of the Issuers or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the indenture.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the indenture, registration rights agreement or any of the Security Documents without charge by writing to Worldspan, L.P., World Headquarters, 300 Galleria Parkway, N.W., Atlanta, Georgia 30339, Attention: General Counsel.

Book-Entry, Delivery and Form

        The new notes will be in the form of one or more registered global notes without interest coupons (collectively, the "Global Notes"). Upon issuance, the Global Notes will be deposited with the Trustee, as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to the accounts of DTC's Participants and Indirect Participants (as defined below).

        Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Depository Procedures

        The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Worldspan takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

        DTC has advised Worldspan that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depository was created to hold the securities of its participants (collectively the "Participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised Worldspan that, pursuant to procedures established by it:

  (1)
  upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

  (2)
  ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

        Investors in the Rule 144A Global Notes who are Participants in DTC's system may hold their interests therein directly through DTC. Investors in the Rule 144A Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Through and including the Restricted Period, investors in the Regulation S Global Notes must hold their interests therein through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Notes through Participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "Holders" thereof under the indenture for any purpose.

        Payments in respect of the principal of, and interest and premium and Liquidated Damages, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture. Under the terms of the indenture, Worldspan and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither Worldspan, the trustee nor any agent of Worldspan or the trustee has or will have any responsibility or liability for:

  (1)
  any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

  (2)
  any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised Worldspan that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Worldspan. Neither Worldspan nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and Worldspan and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Subject to the transfer restrictions set forth under "Transfer Restrictions," transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Subject to compliance with the transfer restrictions applicable to the notes described herein, crossmarket transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        DTC has advised Worldspan that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes and the Regulation S Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Worldspan nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

        A Global Note is exchangeable for definitive notes in registered certificated form ("Certificated Notes") if:

  (1)
  DTC (a) notifies Worldspan that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Worldspan fails to appoint a successor depositary;

  (2)
  in the case of a Global Note held for an account of Euroclear or Clearstream, Euroclear or Clearstream, as the case may be, (A) is closed for business for a continuous period of 14 days (other than by reason of statutory or other holidays), or (B) announces an intention permanently to cease business or does in fact do so;

  (3)
  Worldspan, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

  (4)
  there has occurred and is continuing a Default or Event of Default with respect to the notes or certain other events provided in the indenture should occur.

        In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in "Transfer Restrictions," unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

        Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See "Transfer Restrictions."

Exchanges between Regulation S Notes and Rule 144A Notes

        Beneficial interests in the Regulation S Global Note may be exchanged for beneficial interests in the Rule 144A Global Note only if:

  (1)
  such exchange occurs in connection with a transfer of the notes pursuant to Rule 144A; and

  (2)
  the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that the notes are being transferred to a Person:

  (a)
  who the transferor reasonably believes to be a qualified institutional buyer within the meaning of Rule 144A;

  (b)
  purchasing for its own account or the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A; and

  (c)
  in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

        Beneficial interest in a Rule 144A Global Note may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Notes only if the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S and that, if such transfer occurs prior to the expiration of the Restricted Period, the interest transferred will be held immediately thereafter through Euroclear or Clearstream.

        Transfers involving exchanges of beneficial interests between the Regulation S Global Notes and the Rule 144A Global Notes will be effected in DTC by means of an instruction originated by the trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Notes and a corresponding increase in the principal amount of the Rule 144A Global Notes or vice versa, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interest in such other Global Note for so long as it remains such an interest.

        The policies and practices of DTC may prohibit transfers of beneficial interests in the Regulation S Global Note prior to the expiration of the Restricted Period.

Same Day Settlement and Payment

        Worldspan will make, or cause to be made, payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Worldspan will make all payments of principal, interest and premium and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder's registered address. The notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Worldspan expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Worldspan that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

  (1)
  Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; provided that Indebtedness of such other Person that is redeemed, defeased, retired or otherwise repaid at the time, or immediately upon consummation, of the transaction by which such other person is merged with or into or became a Restricted Subsidiary of such Person shall not be Acquired Debt; and

  (2)
  Indebtedness secured by a Lien encumbering any asset acquired by such specified Person; provided that the amount of such Indebtedness shall be deemed to be the lesser of the value of such asset and the amount of the obligation so secured.

        "Advisory Agreement" means the advisory agreement, dated as of June 30, 2003, by and between Worldspan and WTI, as amended.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings. No Person (other than Worldspan or any Restricted Subsidiary of Worldspan) in whom a Receivables Subsidiary makes an Investment in connection with a Qualified Receivables Transaction will be deemed to be an Affiliate of Worldspan or any of its Subsidiaries solely by reason of such Investment.

        "Applicable Eurodollar Rate" means, for each quarterly period during which any note is outstanding, 625 basis points over the rate determined by Worldspan (notice of such rate to be sent to the trustee by Worldspan on the date of determination thereof) equal to the applicable British Bankers' Association LIBOR rate for deposits in U.S. dollars for a period of three months as reported by any generally recognized financial information service as of 11:00 a.m. (London time) two business days prior to the first day of such quarterly period; provided that, if no such British Bankers' Association LIBOR rate is available to Worldspan, the Applicable Eurodollar Rate for the relevant quarterly period shall instead be the rate at which J.P. Morgan Securities Inc. or one of its affiliate banks offers to place deposits in U.S. dollars with first-class banks in the London interbank market for a period of three months at approximately 11:00 a.m. (London time) two business days prior to the first day of such quarterly period, in amounts equal to $1.0 million.

        "Asset Sale" means:

  (1)
  the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Worldspan and its Restrictive Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "—Repurchase at the option of holders—change of control" and/or the provisions described above under the caption "—Certain covenants—Merger, consolidation or sale of assets" and not by the provisions of the Asset Sale covenant; and

  (2)
  the issuance or sale of Equity Interests by any of Worldspan's Restricted Subsidiaries (other than directors qualifying shares or shares required by applicable law to be held by a Person other than Worldspan or a Restricted Subsidiary).

        Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

  (1)
  any single transaction or series of related transactions that involves assets having a fair market value of less than $2.5 million;

  (2)
  a transfer of assets between or among Worldspan and its Restricted Subsidiaries;

  (3)
  an issuance of Equity Interests by a Subsidiary to Worldspan or to a Restricted Subsidiary;

  (4)
  the sale, lease, conveyance or other disposition of equipment, inventory, intellectual property or accounts receivable in the ordinary course of business, including the sale or other disposition of obsolete, uneconomical, negligible, worn-out or surplus assets;

  (5)
  the sale or other disposition of cash or Cash Equivalents;

  (6)
  a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption "—Certain covenants—Restricted payments;"

  (7)
  sales of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" to a Receivables Subsidiary for the fair market value thereof, including cash in an amount at least equal to 75% of the book value thereof as determined in accordance with GAAP, it being understood that, for the purposes of this clause (7), notes received in exchange for the transfer of accounts receivable and related assets will be deemed cash if the Receivables Subsidiary or other payor is required to repay said notes as soon as practicable from available cash collections less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of Worldspan entered into as part of a Qualified Receivables Transaction; and

  (8)
  transfers of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

        "Board of Directors" means:

  (1)
  with respect to a corporation, the board of directors of the corporation;

  (2)
  with respect to any other Person, the board or committee of such Person serving a similar function.

        "Capitalized Software Arrangements" means, at the time any determination is made, the amount of liability in respect of long term software arrangements that are at that time capitalized on a balance sheet in accordance with GAAP and payable over a time period in excess of 12 months.

        "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

        "Capital Stock" means:

  (1)
  in the case of a corporation, corporate stock;

  (2)
  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

  (3)
  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

  (4)
  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Cash Equivalents" means:

  (1)
  United States dollars or foreign currency that is readily exchangeable into United States dollars;

  (2)
  securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

  (3)
  securities issued or directly and fully guaranteed or insured by any state of the United States or any agency or instrumentality thereof having maturity of not more than one year from the date of acquisition and, at the time of acquisition, having one of the two highest ratings obtainable from either Moody's Investors Service, Inc. or Standard & Poor's Ratings Services;

  (4)
  certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any commercial bank having combined capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

  (5)
  repurchase obligations with a term of not more than thirty days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

  (6)
  commercial paper having one of the two highest ratings obtainable from either Moody's Investors Service, Inc. or Standard & Poor's Rating Services and in each case maturing within one year after the date of acquisition; and

  (7)
  money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Worldspan and its Restricted Subsidiaries taken as a whole to any

    "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal;

  (2)
  the adoption of a plan relating to the liquidation or dissolution of Worldspan;

  (3)
  the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than one or more of the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Worldspan, measured by voting power rather than number of shares;

  (4)
  the first day on which a majority of the members of the Board of Directors of Worldspan are not Continuing Directors; or

  (5)
  the first day on which Worldspan ceases to own, directly or indirectly, 100% of the outstanding Equity Interests of WS Financing Corp.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Consolidated Cash Flow" means, with respect to any specified Person for any period, the sum of, without duplication, the Consolidated Net Income of such Person for such period plus:

  (1)
  an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

  (2)
  provision for taxes based on income or profits or the Tax Amount of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes or Tax Amount was deducted in computing such Consolidated Net Income; plus

  (3)
  the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

  (4)
  depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

  (5)
  non-cash items (other than any non-cash items specified in clauses (1), (2) or (3) of the definition of "Net Income") increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

  (1)
  the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

  (2)
  the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income to such Person and its Restricted Subsidiaries is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, except to the extent that any dividend or similar distribution is actually made and not otherwise included in Consolidated Net Income of such Person;

  (3)
  the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded;

  (4)
  the cumulative effect of a change in accounting principles will be excluded;

  (5)
  the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

  (6)
  with respect to Worldspan, an amount equal to the product of (a) the amortization of intangibles incurred as a result of purchase accounting in connection with the acquisition, of Worldspan by the Principals times (b) a fraction, the numerator of which is one minus the then combined federal, state and local income tax rate that was or would have been utilized to calculate the Tax Amount of Worldspan), expressed as a decimal, and the denominator of which is one, in each case, on a consolidated basis and in accordance with GAAP, shall be added to Consolidated Net Income; and

  (7)
  with respect to Worldspan, the charges or expenses, if any, incurred with respect to the FASA Credits becoming due and payable in the event of a Continuing Payment Termination or Worldspan Bankruptcy FASA Rejection will be added back to Consolidated Net Income of Worldspan to the extent such charges or expenses were deducted in computing such Consolidated Net Income.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of Worldspan who:

  (1)
  was a member of such Board of Directors on the date of the indenture; or

  (2)
  was nominated for election or elected to such Board of Directors with the approval of a majority of the directors of Worldspan then still in office who were either directors on the date of the indenture or whose election or nomination for election was previously so approved by the Continuing Directors who were members of such Board at the time of such nomination or election; or

  (3)
  who were nominated to serve on the Board of Directors by any of the Principals or their Related Parties.

        "Continuing Payment Termination" means a Delta Continuing Payment Termination or a Northwest Continuing Payment Termination, in each case, as defined in the applicable Founder Airline Services Agreement.

        "Credit Agreement" means that certain Credit Agreement, dated as of the date of the indenture, by and among the Parents, Worldspan, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Securities Inc. as book-runner and lead arranger, and the other agents, arrangers and lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, amended and restated, modified, renewed, increased, supplemented, refunded, replaced or refinanced from time to time (whether the same are provided by the original agents and lenders under such Credit Facility or a successor agent or other lenders).

        "Credit Facilities" means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, including any related notes, guarantee, collateral documents, instruments and agreements executed in connection therewith, and in each case, as amended, amended and restated, modified, renewed, increased, supplemented, refunded, replaced or refinanced in whole or in part from time to time (whether the same are provided by the original agents and lenders under such Credit Facilities or a successor agent or other lenders).

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Delta Continuing Payment" has the meaning assigned to such term in the Founder Airline Services Agreement between Worldspan and Delta Air Lines, Inc.

        "Delta FASA Credit" has the meaning assigned to such term in the Founder Airline Services Agreement between Worldspan and Delta Air Lines, Inc.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature; provided, however, only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Worldspan to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Worldspan may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain covenants—Restricted payments."

        "Domestic Subsidiary" means any Restricted Subsidiary of Worldspan, other than WS Financing Corp., that was formed under the laws of the United States or any state of the United States or the District of Columbia.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Excess FASA Payment" means any transfer of value by way of setoff, rights of recoupment, cash payments or any other transfer of consideration in respect of any FASA Credit, FASA Excess Credit Amount, Continuing Payment, Termination or any other consideration payable under the Founder Airline Services Agreement, except that the following shall not be deemed an "Excess FASA Payment": so long as no Delta Continuing Payment Termination or any Worldspan Bankruptcy Delta Rejection has occurred, an extension of a Delta FASA Credit or payment on or with respect to a FASA Credit Excess Amount (including by way or setoff or recoupment) in an aggregate amount not to exceed the amount in column B of Schedule 4.4(a) of the Founder Airline Services Agreement between Worldspan and Delta Air Lines, Inc. for the applicable month in column A of such schedule as in effect on the date of the indenture.

        "Existing Indebtedness" means any Indebtedness of Worldspan and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement and Indebtedness represented by Capital Lease Obligations and Capitalized Software Arrangements) in existence on the date of the indenture, until such amounts are repaid, and Indebtedness represented by Capital Lease Obligations and Capitalized Software Arrangements in an amount at any time outstanding not to exceed the amount of

Indebtedness represented by such Capital Lease Obligations and Capitalized Software Arrangements, respectively, outstanding on the date of the indenture.

        "FASA Credits" means the Delta FASA Credit and the Northwest FASA Credit.

        "FASA Excess Credit Amount" has the meaning assigned to such term in the Founder Airline Services Agreements.

        "First Priority Lien Obligations" means (i) Indebtedness and other obligations under the Credit Agreement, including Obligations (as that term is defined in such documents) of Worldspan and each other Obligor (as defined in such documents), (ii) Hedging Obligations payable to a lender under the Credit Agreement or an Affiliate thereof or a Person that was a lender or Affiliate thereof at the time such Hedging Obligation was entered into, to the extent such Hedging Obligations are secured by Liens on assets also securing Indebtedness (including all Obligations in respect thereof) under the Credit Agreement and (iii) any other Obligations secured by the Collateral on a first priority basis in a manner permitted by the indenture.

        "First Priority Liens" means all Liens that secure the First Priority Lien Obligations.

        "Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

  (1)
  the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations and Capitalized Software Arrangements, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

  (2)
  the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

  (3)
  any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

  (4)
  the product of (a) all cash dividend payments or other distributions (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of preferred equity of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person (or, in the case of a Person that is a partnership or a limited liability company, the combined federal, state and local income tax rate that was or would have been utilized to calculate the Tax Amount of such Person), expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; plus

  (5)
  the amount of any dividends paid during such period pursuant to clause (6) of the second paragraph of the covenant described above under the caption "Certain covenants—Restricted payments;"

provided, that the payments of the Delta FASA Credit, Northwest FASA Credit and FASA Excess Credit Amount under the Founder Airline Services Agreements shall not be deemed to be "Fixed Charges" for any reason, regardless of the timing of payment.

        "Fixed Charge Coverage Ratio" means with respect to any specified Person and its Restricted Subsidiaries for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted

Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock or preferred equity subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock or preferred equity, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

        In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

  (1)
  acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

  (2)
  the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

  (3)
  the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

        "Founder Airlines Services Agreements" mean each of the Founder Airline Services Agreements, dated as June 30, 2003, by and between Worldspan and each of Delta Air Lines, Inc. and Northwest Airlines, Inc., as amended.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession in the United States, which are in effect on the date of the indenture.

        "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business or standard contractual indemnities, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

        "Guarantors" means:

  (1)
  each Domestic Subsidiary; and

  (2)
  any other subsidiary that executes a Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns.

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

  (1)
  interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and other agreements or arrangements designed to protect such Person against fluctuations in interest rates; and

  (2)
  foreign exchange contracts, currency swap agreements or other similar agreements and other agreements or arrangements designed to protect such Person against fluctuations in exchange or currency rates.

        "Holdco Notes" means the approximately $44.0 million aggregate principal amount of WTI's 12% Subordinated Note due 2012 originally issued to American Airlines, Inc., as such aggregate principal amount may be increased by any interest on such note that is not paid in cash and is added to the outstanding principal amount of such notes or that is paid through the issuance of additional notes, as such note is renewed, extended, refunded, replaced or refinanced, including any note or notes issued by WTI in an aggregate principal amount of up to approximately $44.0 million in connection with the Refinancing Transactions (as defined in the prospectus).

        "Immaterial Subsidiary" means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $250,000 and whose total revenues for the most recent twelve-month period do not exceed $250,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any other Indebtedness of the Issuers.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

  (1)
  in respect of borrowed money;

  (2)
  evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

  (3)
  in respect of banker's acceptances;

  (4)
  representing Capital Lease Obligations;

  (5)
  representing Capitalized Software Arrangements;

  (6)
  representing the balance deferred and unpaid of the purchase price of any property which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto, except any such balance that constitutes an accrued expense or trade payable; or

  (7)
  representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP; provided that the payments of the FASA Credits and FASA Excess Credit Amounts under the Founder Airline Services Agreements shall not be deemed to be "Indebtedness" for any reason regardless of the timing of payment; provided further that any Delta Continuing Payment or Northwest Continuing Payment shall be treated as Indebtedness to the extent such payments are classified as indebtedness under GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person and the amount of such obligation being deemed to be the lesser of the value of such asset and the amount of the obligation so secured)) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

        The amount of any Indebtedness outstanding as of any date will be:

  (1)
  the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

  (2)
  the principal amount of the Indebtedness in the case of any other Indebtedness.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other extensions of credit), advances or capital contributions (excluding (A) advances to customers in the ordinary course of business that are recorded as accounts receivable on the consolidated balance sheet of such Person and (B) commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by such other Persons, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Worldspan or any Restricted Subsidiary of Worldspan sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Worldspan such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Worldspan, Worldspan will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of Worldspan's Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain covenants—Restricted payments."

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement or any lease in the nature thereof.

        "Liquidated Damages" means all Liquidated Damages then owing pursuant to the registration rights agreement.

        "Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock or preferred equity dividends, less, in the case of any Person that is a partnership or a limited liability company, the Tax Amount of such Person for such period excluding, however:

  (1)
  any gain (or loss), together with any related provision for taxes or Tax Distributions on such gain (or loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

  (2)
  any extraordinary gain (or loss), including any extraordinary tax refund, together with any related provision for taxes or Tax Distributions on such extraordinary gain (or loss); and

  (3)
  all other expenses incurred in connection with the Refinancing Transactions (as defined in the prospectus) and the amortization of debt issuance costs relating to the Acquisition (as defined in the prospectus).

        "Net Proceeds" means the aggregate cash proceeds received by Worldspan or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes or Tax Distributions paid or payable as a result of the Asset Sale, and any repayment of Indebtedness that was secured by the assets sold in such Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

        "Non-Recourse Indebtedness" means Indebtedness:

  (1)
  as to which neither Worldspan nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

  (2)
  no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of Worldspan or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

  (3)
  as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Worldspan or any of its Restricted Subsidiaries.

        "Northwest Continuing Payment Amount" has the meaning assigned to such term in the Founder Airlines Services Agreement between Worldspan and Northwest Airlines, Inc.

        "Northwest FASA Credit" has the meaning assigned to such term in the Founder Airline Services Agreement between Worldspan and Northwest Airlines, Inc.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Parents" means WS Holdings LLC and WTI.

        "Pari Passu Indebtedness" means Indebtedness of the Issuers or the Guarantors that ranks pari passu in right of payment to the notes.

        "Permitted Business" means the business of Worldspan and its Subsidiaries engaged in on the date of the indenture and any other activities that are similar, ancillary or reasonably related to, or a reasonable extension of, such business.

        "Permitted Investments" means:

  (1)
  any Investment in Worldspan or in a Restricted Subsidiary of Worldspan;

  (2)
  any Investment in Cash Equivalents;

  (3)
  any Investment by Worldspan or any Restricted Subsidiary of Worldspan in a Person, if as a result of such Investment:

  (a)
  such Person becomes a Restricted Subsidiary of Worldspan; or

  (b)
  such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Worldspan or a Restricted Subsidiary of Worldspan;

  (4)
  any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the option of holders—Asset sales";

  (5)
  any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Worldspan and/or its parent entities;

  (6)
  any Investments received in compromise of obligations incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer and any Investments received in satisfaction of judgments;

  (7)
  Hedging Obligations;

  (8)
  receivables owing to Worldspan or any Restricted Subsidiary of Worldspan if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include the concessionaire trade terms as Worldspan or the Restricted Subsidiary deems reasonable under the circumstances;

  (9)
  payroll, travel and similar advances to cover matters that are expected at the time of the advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

  (10)
  loans or advances to employees, directors, officers or consultants of WTI, Worldspan or any Restricted Subsidiary of Worldspan made in the ordinary course of business in the aggregate amount not to exceed $7.5 million outstanding at any one time;

  (11)
  Investments in existence on the date of the indenture;

  (12)
  Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits made in the ordinary course of business by Worldspan or any Restricted Subsidiary;

  (13)
  Investments made solely in exchange for the issuance of Equity Interests;

  (14)
  the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and any other Investment by Worldspan or a Restricted Subsidiary of Worldspan in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction; provided that such other Investment is in the form of a note or other instrument that the Receivables Subsidiary or other Person is required to repay as soon as practicable from available cash collections less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of Worldspan entered into as part of a Qualified Receivables Transaction; and

  (15)
  other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) since the date of the indenture not to exceed $20.0 million outstanding; provided that any cash return on capital in any such Permitted Investment (including through any dividend, distribution, repayment, redemption, payment of interest or other transfer) made pursuant to this clause (15) will reduce the amount of any such Permitted Investment for purposes of calculating the amount of Permitted Investments under this clause (15) and will be excluded from clauses (3)(a), (d) and (e) of the first paragraph of the covenant described under the caption "—Certain covenants—Restricted payments."

        "Permitted Liens" means:

  (1)
  Liens in favor of Worldspan or the Guarantors;

  (2)
  Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Worldspan or any Restricted Subsidiary of Worldspan; provided that such Liens were not incurred in contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Worldspan or the Restricted Subsidiary;

  (3)
  Liens on property or shares of stock existing at the time of acquisition of the property or stock by Worldspan or any Restricted Subsidiary of Worldspan, provided that such Liens were not incurred in contemplation of such acquisition;

  (4)
  Liens incurred or deposits made in the ordinary course of business in connection with worker's compensation, unemployment insurance and other types of social security, or to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

  (5)
  Liens to secure Indebtedness (including Capital Lease Obligations and Capitalized Software Arrangements) permitted by clause (4) and Indebtedness represented by Capital Lease Obligations and Capitalized Software Arrangements permitted by clause (2) of the second paragraph of the covenant entitled "—Certain covenants—Incurrence of indebtedness and issuance of preferred stock" covering only the assets acquired with such Indebtedness;

  (6)
  Liens existing on the date of the indenture;

  (7)
  Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

  (8)
  Liens imposed by law, including carriers', warehousemen's, mechanics and landlords' Liens, in each case for sums not due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions as is required in conformity with GAAP has been made therefor;

  (9)
  encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of Worldspan or a Restricted Subsidiary or to the ownership of their properties in the ordinary course of business which do not materially detract from the value of the property subject thereto or do no materially interfere with the ordinary conduct of business of Worldspan and its Restricted Subsidiaries;

  (10)
  attachment or judgment Liens not giving rise to an Event of Default;

  (11)
  Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and property relating to such letters of credit and products and proceeds thereof;

  (12)
  Leases or subleases granted to others that do not materially interfere with the ordinary course of business of Worldspan and its Restricted Subsidiaries;

  (13)
  Liens arising from the filing of Uniform Commercial Code financing statements regarding leases;

  (14)
  Liens securing Permitted Refinancing Indebtedness or Indebtedness incurred to refund, refinance or extend Indebtedness secured by Liens under clauses (2), (3), (5) and (6) hereof, provided that any such Lien does not extend to or cover any property, shares or debt other than the property shares or debt securing the Indebtedness so refunded, refinanced or extended;

  (15)
  Liens on assets of Worldspan or a Receivables Subsidiary incurred in connection with a Qualified Receivables Transaction;

  (16)
  Liens on the Collateral (as defined in the intercreditor agreement) securing (a)(i) Indebtedness (including all Obligations in respect thereof) under any Credit Facility then classified as incurred under clause (1) of the second paragraph of the covenant described under the caption "—Incurrence of indebtedness and issuance of preferred stock"; and (ii) Hedging Obligations payable to a lender under the Credit Agreement or an Affiliate thereof or to a Person that was a lender or Affiliate thereof at the time the contract was entered into to the extent such Hedging Obligations are secured by Liens on assets also securing Indebtedness (including all Obligations in respect thereof) under the Credit Agreement; and (b) the notes and the Guarantees thereof (and all Obligations in respect thereof); and (c) any other Indebtedness incurred by Worldspan or any of its Restricted Subsidiaries permitted to be incurred under the indenture (and all Obligations in respect thereof), if after giving pro forma effect to the incurrence of such Indebtedness, Worldspan's Total Leverage Ratio would be no greater than 3.25 to 1.0 and (d) Indebtedness incurred by Worldspan or any of its Restricted Subsidiaries pursuant to clause (17) of the second paragraph of the covenant described under the caption "—Incurrence of indebtedness and issuance of preferred stock"; provided that, in each case Worldspan provides an Officer's Certificate designating such Indebtedness as Indebtedness being secured pursuant to this clause (16) on either a first priority or second priority basis and the holders of such Indebtedness or their representatives become a party to the intercreditor agreement upon the incurrence of such Indebtedness as either a Secured Party or holder of Second Priority Claims, as applicable; and

  (17)
  Liens incurred in the ordinary course of business of Worldspan or any Restricted Subsidiary of Worldspan with respect to obligations that do not exceed $10.0 million at any one time outstanding.

        "Permitted Refinancing Indebtedness" means any Indebtedness of Worldspan or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Worldspan or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

  (1)
  the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

  (2)
  such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

  (3)
  if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

  (4)
  such Indebtedness is incurred either by Worldspan, by a Guarantor or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Principals" means Citigroup Venture Capital Equity Partners, L.P., CVC Executive Fund LLC, CVC/SSB Employee Fund, L.P., CVC Management LLC and Ontario Teachers' Pension Plan Board and their respective Affiliates.

        "Qualified Equity Offering" means, any issuance of Capital Stock (other than Disqualified Stock) by Worldspan or WTI (to the extent that the net cash proceeds thereof are contributed to the capital of Worldspan) to any Person or Persons.

        "Qualified Receivables Transaction" means any transaction or series of transactions entered into by Worldspan or any of its Restricted Subsidiaries pursuant to which Worldspan or any of its Restricted Subsidiaries sells, conveys or otherwise transfers to (i) a Receivables Subsidiary (in the case of a transfer by Worldspan or any of its Restricted Subsidiaries) and (ii) any other Person (in the case of a transfer by a Receivables Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of Worldspan or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

        "Receivables Subsidiary" means a Subsidiary of Worldspan which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the Board of Directors of Worldspan (as provided below) as a Receivables Subsidiary and (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is guaranteed by Worldspan or any Restricted Subsidiary of Worldspan (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction), (ii) is recourse to or obligates Worldspan or any Restricted Subsidiary of Worldspan in any way other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction or (iii) subjects any property or asset of Worldspan or any Restricted Subsidiary of Worldspan (other than the accounts receivable and related assets as provided in the definition of "Qualified Receivables Transaction"), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction, (b) with which neither Worldspan nor any Restricted Subsidiary of Worldspan has any material contract, agreement, arrangement or understanding other than on terms no less favorable to Worldspan or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Worldspan other than fees payable in the ordinary course of business in connection with servicing the receivables of such Subsidiary and (c) with which neither Worldspan nor any Restricted Subsidiary of Worldspan has any obligation to maintain or preserve such Subsidiary's financial condition or cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors of Worldspan will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of Worldspan giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

        "Related Party" means:

  (1)
  any controlling stockholder, officer, 50% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

  (2)
  any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 50% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "Security Documents" means, collectively, the security agreements, the intercreditor agreement and all other security agreements, pledges, collateral assignments or other instruments evidencing or creating any Security Interests in favor of the collateral agent, for the benefit of the trustee and the holders of the notes, in all or any portion of the Collateral, in each case, as amended, amended and restated, supplemented, replaced or otherwise modified from time to time, in accordance with the terms thereof.

        "Security Interests" means the Liens on the Collateral created by the security documents in favor of the Administrative Agent for the benefit of, on a first priority basis, the Secured Parties (as defined in the Credit Agreement) or the collateral agent, as the case may be, on a second priority basis, for the benefit of the trustee and the holders of the notes.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Stockholders Agreement" means the Stockholders Agreement by and among WTI, Worldspan, Citigroup Venture Capital Equity Partners, L.P., CVC Executive Fund LLC, CVC/SSB Employee Fund, L.P., Ontario Teachers' Pension Plan Board and other parties named therein or in joinder agreements thereto, as amended, modified or supplemented from time to time.

        "Subsidiary" means, with respect to any specified Person:

  (1)
  any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

  (2)
  any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

        "Tax Amount" means, for any period, the combined federal, state and local income taxes, including estimated taxes, that would be payable by Worldspan if it were a Delaware corporation filing separate tax returns with respect to its Taxable Income for such period; provided that in determining the Tax Amount, the effect thereon of any net operating loss carryforwards or other carryforwards or tax attributes, such as alternative minimum tax carryforwards, that would have arisen if Worldspan were a Delaware corporation shall be taken into account; provided, further that (i) the Tax Amount for any period shall not exceed the total net amount of the relevant (estimated or final, as the case may be) tax liability that equityholders or partners of Worldspan (as the case may be) actually owes to the appropriate taxing authority at such time, (ii) if there is an adjustment in the amount of the Taxable Income for any period, an appropriate positive or negative adjustment shall be made in the Tax Amount, and if the Tax Amount is negative, then the Tax Amount for succeeding periods shall be reduced to take into account such negative amount until such negative amount is reduced to zero and (iii) any Tax Amount other than amounts relating to estimated taxes shall be computed by a nationally recognized accounting firm. Notwithstanding anything to the contrary, Tax Amount shall not include taxes resulting from Worldspan's reorganization as or change in the status to a corporation for tax purposes.

        "Taxable Income" means, for any period, the taxable income or loss of Worldspan for such period for federal income tax purposes.

        "Tax Distribution" means a distribution in respect of taxes to the partners of Worldspan pursuant to clause (7) of the second paragraph of the covenant described above under the caption "Certain covenants—Restricted payments."

        "Total Leverage Ratio" means, on any date, the ratio of:

  (1)
  the aggregate principal amount of Indebtedness outstanding on such date of Worldspan and its Restricted Subsidiaries (and, for this purpose, letters of credit will be deemed to have a principal amount equal to the maximum potential liability of Worldspan and its Restricted Subsidiaries thereunder) to

  (2)
  the aggregate amount of Worldspan's Consolidated Cash Flow for the most recent four-quarter period for which financial information is available.

        In addition, for purposes of calculating the Total Leverage Ratio:

  (1)
  acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the date of determination will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income; and

  (2)
  the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the date of determination, will be excluded.

        "Unrestricted Subsidiary" means any Subsidiary of Worldspan (other than WS Financing Corp. or any of its successors) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

  (1)
  has no Indebtedness other than Non-Recourse Debt;

  (2)
  on the date of such designation is not party to any agreement, contract, arrangement or understanding with Worldspan or any Restricted Subsidiary of Worldspan unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to

    Worldspan or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Worldspan;

  (3)
  is a Person with respect to which neither Worldspan nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

  (4)
  has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Worldspan or any of its Restricted Subsidiaries.

        Any designation of a Subsidiary of Worldspan as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Certain covenants—Restricted payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Worldspan as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Certain covenants—Incurrence of indebtedness and issuance of preferred stock," Worldspan will be in default of such covenant. The Board of Directors of Worldspan may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Worldspan of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if: (1) such Indebtedness is permitted under the covenant described under the caption "—Certain covenants—Incurrence of indebtedness and issuance of preferred stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; (2) no Default or Event of Default would be in existence following such designation and (3) such Restricted Subsidiary becomes a Guarantor and executes a supplemental indenture.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Worldspan Bankruptcy FASA Rejection" has the meaning assigned to such term in the Founder Airline Services Agreement.

        "WTI" means Worldspan Technologies Inc., a Delaware corporation.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

  (1)
  the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

  (2)
  the then outstanding principal amount of such Indebtedness.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

General

        This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes. However, the discussion is limited in the following ways:

  •
  The discussion only covers you if you bought your notes in the initial offering at their initial offering price and are exchanging old notes for new notes in the exchange offer.

  •
  The discussion only covers you if you hold your notes as capital assets (that is, for investment purposes), and you are not a person in a special tax situation, including but not limited to a financial institution, an insurance company, a tax-exempt entity, a regulated investment company, a dealer in securities or currencies, partnerships or other pass-through entities, a person holding the notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, or a person whose functional currency is not the United States dollar.

  •
  The discussion does not cover tax consequences that depend upon your particular tax situation.

  •
  The discussion is based on current law. Changes in the law may change the tax treatment of the notes, and changes in the law can be retroactive.

  •
  The discussion does not cover state, local or foreign law.

  •
  The discussion does not address alternative minimum tax consequences, if any.

  •
  We have not requested a ruling from the Internal Revenue Service, or IRS, on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion.

        If a partnership (including an entity taxable as a partnership) holds our notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership (or a holder of an interest in any other pass-through entity) holding our notes, we urge you to consult your tax advisor.

        A "U.S. holder" is (i) a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. Certain trusts not described in clause (iv) above in existence on August 20, 1996 that have elected to be treated as a U.S. person will also be a U.S. holder for purposes of the following discussion. All references to "holders" (including U.S. holders) are to beneficial owners of the notes.

        The term "Non-U.S. holder" refers to any beneficial owner of a note who or which is neither a U.S. holder nor a partnership.

Exchange Offer and Liquidated Damages

        The exchange of notes for identical debt securities registered under the Securities Act will not constitute a taxable exchange. As a result:

  •
  you will not recognize a taxable gain or loss as a result of exchanging your notes;

  •
  the holding period of the notes you receive will include the holding period of the notes you exchange; and

  •
  the adjusted tax basis of the notes you receive will be the same as the adjusted tax basis of the notes you exchange determined immediately before the exchange.

        We believe that the likelihood that additional amounts will become payable due to a failure to register the notes is remote. Accordingly, we intend to take the position that if such additional amounts become payable, such amounts will be taxable to a U.S. Holder as ordinary income in accordance with such holder's method of accounting for U.S. federal income tax purposes. However, the IRS may take a different position, which could affect the timing of a U.S. Holder's recognition of income. We believe that a Non-U.S. Holder will not be subject to U.S. federal withholding on such amounts. The IRS may also take a different position, which could affect the amount of the payment you receive.

U.S. Holders

        Interest.    U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes in accordance with such holder's regular method of accounting for U.S. federal income tax purposes.

        Sale, Exchange, Redemption or Other Taxable Disposition of Notes.    On the sale, exchange, redemption or other taxable disposition of a note (other than an exchange pursuant to the exchange offer, discussed above):

  •
  You will have taxable gain or loss equal to the difference between the amount received by you (to the extent such amount does not represent accrued but unpaid interest, which will be treated as such) and your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal your cost of the note.

  •
  Your gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you held the note for more than one year. For an individual, the maximum tax rate on long-term capital gains is currently 15%. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

        U.S. Federal Withholding Tax.    Subject to the discussion below concerning backup withholding, no withholding of U.S. federal income tax should be required with respect to the payment of principal or interest on notes owned by you under the "portfolio interest rule," provided that:

  •
  you do not actually or constructively own 10% or more of our capital or profits interest within the meaning of section 871(h)(3) of the Code and the regulations thereunder,

  •
  you are not a controlled foreign corporation that is related to us through stock ownership,

  •
  you are not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code, and

  •
  you satisfy the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder.

        To satisfy the requirement referred to in the final bullet above, you, or a financial institution holding the notes on your behalf, must provide, in accordance with specified procedures, our paying agent with a statement to the effect that you are not a U.S. person. Currently, these requirements will be met if (1) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN), or (2) a financial institution holding the notes on your behalf certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof. The statement requirement referred to in the final bullet above may also be satisfied with other documentary evidence with respect to a note held in an offshore account or through certain foreign intermediaries.

        If you cannot satisfy the requirements of the "portfolio interest rule" described in the bullets above, payments of interest made to you will be subject to a 30% withholding tax unless you provide us or our paying agent, as the case may be, with a properly executed:

  •
  IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty, or

  •
  IRS Form W-8ECI stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

        Alternative documentation may be applicable in certain situations such as in the case of non-U.S. governments or flow-through entities organized under non-U.S. law.

        U.S. Federal Income Tax.    If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of such trade or business (or, if certain tax treaties apply, is attributable to your U.S. permanent establishment), you, although exempt from the withholding tax discussed above (provided the certification requirements described above are satisfied), will be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if you were a U.S. Holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of such amount, subject to adjustments.

        Sale, Exchange, Redemption or Other Taxable Disposition of Notes.    You generally will not be subject to U.S. federal withholding tax on gain realized on the sale, exchange, redemption or other taxable disposition of a note (except with respect to any amount representing accrued but unpaid interest, which would be subject to the rules described above). Such gain generally will also not be subject to U.S. federal income tax, unless:

  •
  you are an individual present in the U.S. for 183 days or more in the year of such sale, exchange or redemption and either (A) you have a "tax home" in the U.S. and certain other requirements are met, or (B) the gain from the disposition is attributable to your office or other fixed place of business in the U.S.;

  •
  the gain is effectively connected with your conduct of a trade or business in the U.S.; or

  •
  you are subject to provisions in the Internal Revenue Code applicable to certain U.S. expatriates.

Backup Withholding and Information Reporting

        U.S. Holders.    In general, information reporting requirements will apply to payments of principal and interest on the notes and to the proceeds of sale of the notes paid to a U.S. Holder other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full interest income.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished by you to the IRS.

        Non-U.S. Holders.    Backup withholding and information reporting on Form 1099 will not apply to payments of principal and interest on the notes by us or our agent to a Non-U.S. holder provided the Non-U.S. holder provides the certification described above under "—Non-U.S. Holders—U.S. Federal

Withholding Tax" or otherwise establishes an exemption (provided that neither we nor our agent has actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied). Interest payments made to a Non-U.S. holder may, however, be reported to the IRS and to such Non-U.S. holder on Form 1042-S.

        Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of notes effected outside the U.S. by a foreign office of a foreign broker. However, payments of principal on your notes and disposition proceeds received by you on a disposition of your notes through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption, or do not provide the certification described above. Information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but generally not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. We suggest that you consult your tax advisors concerning the application of information reporting and backup withholding rules.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity and the binding effect of the new notes and the related guarantees of our Delaware subsidiaries will be passed upon for us by Dechert LLP, Philadelphia, Pennsylvania. The validity and binding effect of the guarantees of our Calfornia and Georgia subsidiaries will be passed upon by Jeffrey C. Smith, Esq. and Nicholas A. Formisano, Esq., respectively.

EXPERTS

        The consolidated financial statements of Worldspan, L.P. ("Successor") as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and the six-month period ended December 31, 2003 and the consolidated financial statements of Worldspan, L.P. ("Predecessor") for the six-month period ended June 30, 2003 and the year ended December 31, 2002 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-4, which we refer to as the registration statement and which term shall encompass all amendments, exhibits, annexes and schedules to said registration statement, under the Securities Act and the rules and regulations promulgated under the Securities Act, with respect to the notes. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, parts of which are omitted in compliance with the rules and regulations of the SEC. For further information with respect to us and our notes, reference is made to the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the document or matter involved and each of these statements shall be deemed qualified in its entirety by this reference.

        The registration statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549 (telephone number: 1-800-SEC-0330). Copies of these materials can be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

        We are currently subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, are required to file periodic reports and other information with the SEC. The reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC as described above. These reports and such other information do not constitute part of this prospectus.

        If for any reason we are not required to comply with the reporting requirements of the Securities and Exchange Act of 1934, as amended, we are still required under the terms of the indenture, so long as any notes are outstanding, to furnish to the trustee and the holders of notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such Forms, including a "Management's discussion and analysis of financial conditions and results of operations" that describes our financial condition and results of operations and our consolidated subsidiaries and, with respect to the annual information only, a report thereon by our certified independent accountants and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Partners of Worldspan L.P.:

        In our opinion, the accompanying consolidated statements of operations, partners' capital and cash flows present fairly, in all material respects, the results of Worldspan, L.P. and its subsidiaries' (the "Partnership") operations and their cash flows for the year ended December 31, 2002 and for the six months ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/ PRICEWATERHOUSECOOPERS LLP
March 28, 2005
Atlanta, Georgia

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Partners of Worldspan L.P.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, partner's capital and cash flows present fairly, in all material respects, the financial position of Worldspan L.P. and its subsidiaries (the "Partnership") at December 31, 2004 and 2003, and the results of their operations and their cash flows for the year ended December 31, 2004 and the six months ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/ PRICEWATERHOUSECOOPERS LLP
March 28, 2005
Atlanta, Georgia

Worldspan, L.P.

Consolidated Balance Sheets

(in thousands)

	Successor Basis
	December 31, 2003	December 31, 2004	June 30, 2005
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$43,746	$100,474	$$44,951
Trade accounts receivable, net of an allowance for bad debt of $15,530, $17,111 and $12,933 (unaudited), respectively	103,122	102,793	134,675
Prepaid expenses and other current assets	23,629	21,306	18,913

Total current assets	170,497	224,573	198,539
Property and equipment, less accumulated depreciation	120,510	118,218	104,477
Deferred charges	33,544	34,351	28,103
Debt issuance costs, net	13,626	10,201	16,264
Supplier and agency relationships, net	304,752	271,020	254,154
Developed technology, net	228,322	206,802	194,094
Trade name	72,142	72,142	72,142
Goodwill	109,740	112,035	112,035
Other intangible assets, net	34,722	31,914	30,510
Investments	6,377	—	—
Other long-term assets	25,263	31,030	27,007

Total assets	$1,119,495	$1,112,286	$1,037,325

Liabilities and Partners' Capital
Current liabilities
Accounts payable	$19,675	$14,671	$14,083
Accrued expenses	144,415	156,635	159,851
Current portion of capital lease obligations	16,136	19,369	18,712
Current portion of long-term debt	8,000	12,497	4,000

Total current liabilities	188,226	203,172	196,646
Long-term portion of capital lease obligations	55,002	54,079	45,602
Long-term debt	385,000	324,990	711,500
Pension and postretirement benefits	68,405	64,779	62,393
Other long-term liabilities	6,310	13,867	13,659

Total liabilities	702,943	660,887	1,029,800
Commitments and contingencies
Partners' capital	416,552	451,399	7,525

Total liabilities and Partners' capital	$1,119,495	$1,112,286	$1,037,325

The accompanying notes are an integral part of these consolidated financial statements.

Worldspan, L.P.

Consolidated Statements of Operations

(in thousands)

	Predecessor Basis		Successor Basis
	Year Ended December 31, 2002	Six Months Ended June 30, 2003	Six Months Ended December 31, 2003	Six Months Ended June 30, 2004	Year Ended December 31, 2004	Six Months Ended June 30, 2005
				(unaudited)		(unaudited)
Revenues
Electronic travel distribution
Third party	$511,914	$272,968	$396,488	$465,026	$876,552	$469,439
Related party	295,181	141,965	—	—	—	—
Information technology services
Third party	13,285	6,572	32,974	32,309	67,666	36,774
Related party	94,489	45,967	—	—	—	—

Total revenues	914,869	467,472	429,462	497,335	944,218	506,213
Operating Expenses
Cost of revenues
Cost of revenues excluding developed technology amortization	605,845	334,469	319,603	343,754	667,620	346,612
Developed technology amortization	15,244	7,359	11,015	11,015	22,313	12,589

Total cost of revenues	621,089	341,828	330,618	354,769	689,933	359,201
Selling, general and administrative	181,813	76,141	72,724	65,792	129,288	58,151
Amortization of intangible assets	—	—	18,270	18,270	36,540	18,270

Total operating expenses	802,902	417,969	421,612	438,831	855,761	435,622
Operating income	111,967	49,503	7,850	58,504	88,457	70,591
Other Income (Expense)
Interest expense, net	(3,396)	(2,355)	(20,596)	(20,654)	(40,113)	(27,902)
Change-in-control expense	—	(17,259)	—	—	—	—
Loss on extinguishment debt	—	—	—	—	—	(55,597)
Other, net	(2,494)	(1,331)	(965)	118	(3,377)	(220)

Total other expense, net	(5,890)	(20,945)	(21,561)	(20,536)	(43,490)	(83,719)

Income (loss) before provision for income taxes	106,077	28,558	(13,711)	37,968	44,967	(13,128)
Income tax expense	1,258	144	989	302	3,104	2,457

Net income (loss)	$104,819	$28,414	$(14,700)	$37,666	$41,863	$(15,585)

The accompanying notes are an integral part of these consolidated financial statements.

Worldspan, L.P.

Consolidated Statements of Partners' Capital

(in thousands)

	Partners' Capital	Accumulated Other Comprehensive (Loss) Income	Total
Predecessor Basis
Balance at December 31, 2002	$142,040	$(6,438)	$135,602
Comprehensive income:
Net income	28,414	—	28,414
Unrealized holding gain on investment	—	210	210

Comprehensive income			28,624
Distributions to founding airlines	(110,000)	—	(110,000)

Balance at June 30, 2003	60,454	(6,228)	54,226
Successor Basis
Comprehensive income:
Net loss	(14,700)	—	(14,700)
Unrealized holding gain on investment	—	425	425

Comprehensive loss			(14,275)
Elimination of founding airlines' capital	(60,454)	6,228	(54,226)
Equity contribution from WTI	432,813	—	432,813
Distributions to WTI	(2,120)	—	(2,120)
Stock-based compensation	134	—	134

Balance at December 31, 2003	416,127	425	416,552
Comprehensive income:
Net income	41,863	—	41,863
Unrealized holding loss on investment	—	(412)	(412)
Additional minimum pension liability	—	(2,561)	(2,561)

Comprehensive income			38,890
Distributions to WTI	(6,809)	—	(6,809)
Stock-based compensation	2,766	—	2,766

Balance at December 31, 2004	453,947	(2,548)	451,399
Comprehensive income:
Net loss (unaudited)	(15,585)	—	(15,585)
Change in fair value of derivative accounted for as a hedge (unaudited)	—	(2,350)	(2,350)
Unrealized holding loss on investment (unaudited)	—	(109)	(109)

Comprehensive loss (unaudited)			(18,044)
Distributions to and contributions from WTI, net (unaudited)	(427,238)	—	(427,238)
Stock-based compensation (unaudited)	1,408	—	1,408

Balance at June 30, 2005 (unaudited)	$12,532	$(5,007)	$7,525

The accompanying notes are an integral part of these consolidated financial statements.

Worldspan, L.P.

Consolidated Statements of Cash Flows

(in thousands)

	Predecessor basis		Successor basis
	Year Ended December 31, 2002	Six Months Ended June 30, 2003	Six Months Ended December 31, 2003	Six Months Ended June 30, 2004	Year Ended December 31, 2004	Six Months Ended June 30, 2005
				(unaudited)		(unaudited)
Cash flows from operating activities:
Net income (loss)	$104,819	$28,414	$(14,700)	$37,666	$41,863	$(15,585)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	79,215	32,322	52,955	51,084	101,878	51,187
Amortization of debt issuance costs	—	—	1,311	1,899	3,425	1,594
Loss on extinguishment of debt	—	—	—	—	—	55,597
Stock-based compensation	—	—	134	1,767	2,766	1,408
Loss on disposal of property and equipment, net	826	1,010	610	584	630	322
Gain on sale of investment in other entity	—	—	—	—	(953)	—
Write-down of impaired investments	10,330	—	1,232	—	1,498	—
Other	175	170	(137)	(57)	(56)	—
Changes in operating assets and liabilities:
Trade accounts receivable, net	(3,326)	(17,075)	17,850	(25,136)	329	(31,882)
Related party accounts receivable, net	7,786	(3,396)	—	—	—	—
Prepaid expenses and other current assets	(11,384)	5,412	(6,056)	8,908	3,180	2,419
Deferred charges	7,003	1,945	431	(2,919)	(807)	6,249
Other long-term assets	(13,995)	(16,840)	2,594	159	(4,775)	1,673
Accounts payable	587	640	850	(8,463)	(5,520)	(588)
Accrued expenses	4,934	6,330	(10,712)	29,092	10,788	3,217
Pension and postretirement benefits	(101)	3,203	4,339	(3,292)	(6,186)	(2,385)
Other long-term liabilities	(120)	(1,112)	227	(880)	1,297	(209)

Net cash provided by operating activities	186,749	41,023	50,928	90,412	149,357	73,017
Cash flows from investing activities:
Purchase of property and equipment	(12,375)	(4,236)	(15,961)	(7,359)	(13,758)	(6,601)
Proceeds from sale of property and equipment	559	396	75	92	233	77
Capitalized software for internal use	(3,056)	(1,367)	(1,395)	(744)	(865)	(19)
Purchase of investments	(327)	—	—	—	—	—
Proceeds from sale of investment in other entity	—	—	—	—	5,765	—

Net cash used in investing activities	(15,199)	(5,207)	(17,281)	(8,011)	(8,625)	(6,543)
Cash flows from financing activities:
Distribution to founding airlines	(100,000)	(110,000)	—	—	—	—
Payments to founding airlines	—	—	(702,846)	—	—	—
Equity contribution from WTI, net of transaction costs	—	—	306,967	—	—	—
Distributions to and contributions from WTI, net	—	—	(2,120)	(3,464)	(6,809)	(427,238)
Proceeds from issuance of debt, net of debt issuance costs	—	—	390,063	—	—	734,801
Principal payments on capital leases	(25,390)	(13,986)	(13,896)	(10,969)	(21,683)	(9,517)
Principal payments on debt	—	—	(12,000)	(38,256)	(55,512)	(92,488)
Repurchase of old notes	—	—	—	—	—	(327,555)

Net cash used in financing activities	(125,390)	(123,986)	(33,832)	(52,689)	(84,004)	(121,997)
Net increase (decrease) in cash and cash equivalents	46,160	(88,170)	(185)	29,712	56,728	(55,523)
Cash and cash equivalents at beginning of period	85,941	132,101	43,931	43,746	43,746	100,474

Cash and cash equivalents at end of period	$132,101	$43,931	$43,746	$73,458	$100,474	$44,951

Supplemental disclosure of cash flow information:
Interest paid	$6,695	$2,433	$17,042	$20,098	$37,947	$21,038
Income taxes (recovered) paid	$(81)	$564	$(538)	$511	$3,102	$881

Non-cash financing activities:

(1)
Capital lease obligations of $41,053 were incurred in 2002, $17,237, $12,134 and $21,187 (unaudited) for the six months ended June 30, 2003, December 31, 2003 and June 30, 2004, respectively, $23,994 for the year ended for the year ended December 31, 2004 and $383 (unaudited) for the six months ended June 30, 2005, when the Partnership entered into leases for new equipment.

The accompanying notes are an integral part of these consolidated financial statements.

Worldspan, L.P.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies

        Nature of Business.    Worldspan, L.P. (the "Partnership"), is a Delaware limited partnership formed in 1990. On June 30, 2003, Worldspan Technologies Inc. ("WTI"), formerly named Travel Transaction Processing Corporation, newly formed by Citigroup Venture Capital Equity Partners, L.P. ("CVC") and Ontario Teachers' Pension Plan Board ("OTPP"), indirectly acquired 100% of the outstanding partnership interests of the Partnership from affiliates of Delta Air Lines, Inc. ("Delta"), Northwest Airlines, Inc. ("Northwest") and American Airlines, Inc. ("American") (the "Acquisition"). WTI owns all of the general partnership interests in the Partnership. WS Holdings LLC ("WS Holdings"), which is owned by WTI, is the sole limited partner of the Partnership, owning all of the limited partnership interests. Prior to the Acquisition, Delta, Northwest and American (collectively, our "founding airlines") owned, through affiliates, approximately 40%, 34% and 26%, respectively, of the general partnership interests in the Partnership. NEWCRS Limited, Inc. ("NEWCRS"), which was owned by our founding airlines, owned all of the limited partnership interests. American acquired its interest in the Partnership as part of its acquisition of substantially all of the assets of Trans World Airlines, Inc. ("TWA") in April 2001.

        The Partnership provides information, reservations, transaction processing and related services for airlines, travel agencies and other travel-related entities. The Partnership owns and operates a global distribution system ("GDS"), and provides subscribers with access to and use of this GDS. The Partnership also charges Delta, Northwest and others for the use of the GDS.

        Basis of Presentation.    The accompanying financial statements represent the consolidated statements of the Partnership and its wholly owned subsidiaries. The Partnership accounts for its investments in certain investee companies (ownership 20%-50%) under the equity method of accounting, due to the Partnership having significant influence, but not control of the investee. Less than 20% owned investees are included in the financial statements at the cost of the Partnership's investment, as the Partnership does not have significant influence of the investee. All material intercompany transactions and balances have been eliminated in consolidation.

        The consolidated financial statements present the Partnership for the period July 1, 2003 through December 31, 2004 and the unaudited financial statements for the six months ended June 30, 2004 and 2005 ("successor basis" reflecting the Acquisition and associated basis) and the period January 1, 2002 through June 30, 2003 ("predecessor basis" for the period of Delta's, Northwest's and American's ownership of the Partnership and associated basis).

        In accordance with the requirements of purchase accounting, the assets and liabilities of the Partnership were adjusted to their estimated fair values and the resulting goodwill computed for the Acquisition (see Note 8). The application of purchase accounting generally results in higher depreciation and amortization expense in future periods. Accordingly, and because of other effects of purchase accounting, the accompanying consolidated financial statements as of and for the period prior to the Acquisition are not comparable with those periods subsequent to the Acquisition.

        Cash and Cash Equivalents.    Cash equivalents consist of commercial paper and overnight investments with original maturities of three months or less when purchased.

        Fair Value of Financial Instruments.    The carrying amounts of the Partnership's financial instruments approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Partnership, the carrying value of debt and capital lease obligations approximate fair value.

        Foreign Currency.    The U.S. dollar is considered to be the functional currency of the Partnership's foreign subsidiaries. The Partnership had cash and cash equivalents, accounts receivable and accounts payable denominated in foreign currencies of approximately $2,131, $2,529 and $2,742, respectively, at December 31, 2003, $3,970, $3,147 and $2,745, respectively, at December 31, 2004, and $6,308 (unaudited), $1,831 (unaudited) and $4,170 (unaudited), respectively, at June 30, 2005. These amounts have been translated into U.S. dollars based upon exchange rates in effect at December 31, 2003 and 2004 and June 30, 2005 and the related translation gains and losses are included in "Other, net" in the accompanying consolidated statements of operations. The Partnership recorded translation gains of $1,174, $397 and $60 for the year ended December 31, 2002 and the six months ended June 30, 2003 and December 31, 2003, respectively, and translation losses of $608 (unaudited), $926 and $269 (unaudited) for the six months ended June 30, 2004, year ended December 31, 2004 and six months ended June 30, 2005, repectively.

        Consolidated Statements of Cash Flows.    For purposes of the consolidated statements of cash flows, the Partnership considers all short-term, highly liquid investments readily convertible into cash with original maturity at date of purchase of three months or less to be cash equivalents. At December 31, 2003 and 2004 and June 30, 2005, the Partnership had cash equivalents of approximately $39,375, $94,216 and $36,455 (unaudited), respectively.

        Property and Equipment.    Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Property and equipment held under capital leases and leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

        Capitalized Software for Internal Use.    Under the provisions of Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"), capitalization of costs begins when the preliminary project stage is completed, management has authorized further funding for the project and management deems it probable that the software will be completed and used to perform the function intended. The Partnership amortizes capitalized software development costs when the project is substantially complete and ready for its intended use. Amortization is provided on a straight-line basis over the estimated useful life of the software, which is approximately three to seven years. Amortization of capitalized software was $5,697 for the year ended December 31, 2002, $3,139, $254 and $250 (unaudited) for the six months ended June 30, 2003, December 31, 2003 and June 30, 2004, respectively, $596 for the year ended December 31, 2004 and $1,823 (unaudited) for the six months ended June 30, 2005. Research and development costs incurred in software development was $10,018 for the year ended December 31, 2002, $5,072, $4,451 and $4,109 (unaudited) for the six months ended June 30, 2003, December 31, 2003 and June 30, 2004, respectively, $7,172 for the year ended December 31, 2004 and $4,565 (unaudited) for the six months ended June 30, 2005. Software maintenance costs are expensed as incurred.

        Long-Lived Assets.    Long-lived assets are reviewed for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that such indicators are present, an undiscounted future net cash flow projection is prepared for the assets. In preparing this projection, a number of assumptions are made, including without limitation, future transactions levels, price levels and rates of increase in operating expenses. If the projection of undiscounted future cash flows is in excess of the carrying value of the recorded asset, no impairment is recorded. If the carrying value of the assets exceeds the projected undiscounted net cash flows, an impairment is recorded. The amount of the impairment charge is determined by discounting the projected net cash flows.

        Revenue Recognition.    The Partnership provides electronic travel distribution services through the Worldspan GDS. These services are provided for airline carriers, rental car companies, hotels and other providers of travel products and services (collectively referred to as "suppliers"). The Partnership charges the suppliers fees for reservations booked through the Worldspan GDS and the fee per transaction is based upon the participation level of the respective supplier. Each participation level has a different level of functionality, which impacts the nature of the services provided through the Worldspan GDS. Revenue for airline travel transactions made through the Worldspan GDS is recognized at the time the transactions are processed. However, if a transaction is subsequently canceled, the transaction fee or fees must be credited or refunded to the airline. Therefore, revenues are recorded net of an estimated amount reserved to account for cancellations which may occur in a future month. This reserve is calculated based on historical cancellation rates. In estimating the amount of future cancellations that will require a transaction fee to be refunded, the Partnership assumes that a significant percentage of cancellations are followed by an immediate re-booking, without a net loss of revenues. This assumption is based on historical rates of cancellations and re-bookings and has a significant impact on the amount reserved. Revenue for car rental, hotel and other travel provider transactions is recognized at the time the reservation is used by the traveler.

        The Partnership also enters into subscriber service agreements, primarily with travel agencies, providing the user with access to the Worldspan GDS. Revenue for subscriber agreements is recognized as the service is provided.

        As part of the Acquisition, the Partnership entered into a founder airline services agreement ("FASA") with each of Delta and Northwest. The FASAs replaced existing agreements between the Partnership and these two founding airlines covering substantially the same information technology services provided by the Partnership at substantially the same prices. The services provided under the FASAs include (i) internal reservation system services; (ii) flight operations technology services; and (iii) software development services, which include custom development and integration of software for use in an airline's internal reservation system and flight operations system. Under the terms of the FASAs, revenue is earned in relation to the actual monthly cost incurred to provide each of the services. Revenue is recognized in the period the services are provided and the associated costs are incurred. The FASAs contain an obligation by the Partnership to provide FASA credits and make FASA credit payments (collectively referred to as "FASA credits") to Delta and Northwest during the term. For the six months ended December 31, 2003 and June 30 2004, year ended December 31, 2004 and six months ended June 30, 2005, Delta and Northwest earned FASA credits of $16,667, $16,667 (unaudited), $33,333 and $16,667 (unaudited), respectively, which were accounted for as contra-revenue in accordance with Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) ("EITF No. 01-9").

        The Partnership also provides technology services to other companies in the travel industry on a fixed fee per transaction basis. Revenue is recognized as the service is provided.

        The Partnership has entered into fare content agreements with certain airlines pursuant to which these airlines will give the Partnership access to their schedule information, seat availability and publicly available fares (including web fares) for flights for sale in the territories covered in the respective agreements. Monthly payments made in conjunction with these agreements are accounted for as contra-revenue in accordance with EITF No. 01-9.

        Advertising Costs.    Advertising costs are expensed as incurred.

        Subscriber Incentives.    Subscriber incentive costs include ongoing programs to assist in the sale of Worldspan products and services. Costs may increase or decrease depending on total Worldspan system transaction volumes generated by certain subscribers. These subscriber incentives may be paid at the time of signing a long-term agreement, at specified intervals of time, upon reaching specified transaction thresholds or for each transaction processed through the Worldspan GDS. Subscriber incentives that are payable on a per transaction basis are expensed in the month the transactions are generated. Subscriber incentives payable upon the achievement of specified objectives are assessed as to the likelihood and amount of ultimate payment and expensed over the term of the contract. Subscriber incentives paid at contract signing or payable at specified dates or upon the achievement of specified objectives are capitalized and amortized over the expected life of the travel agency contract, which is generally four years. Deferred charges represent the unamortized balance of the capitalized payments to subscribers. Amortization of deferred charges was $25,117 for the year ended December 31, 2002, $11,221, $10,047 and $11,195 (unaudited) for the six months ended June 30, 2003, December 31, 2003 and June 30, 2004, respectively, $22,285 for the year ended December 31, 2004 and $11,445 (unaudited) for the six months ended June 30, 2005. Deferred charges are reviewed for recoverability on a quarterly basis, or when circumstances change, based upon the expected future cash flows from transactions processed by the related subscribers. If the estimate for future recoverability differs from the amount recorded, the difference is written off.

        In accordance with EITF No. 01-9, subscriber incentive costs (which include the amortization of deferred charges) are recorded as a reduction of electronic travel distribution revenue. To the extent these costs reduce the revenue associated with the subscriber service agreements to zero, the remaining subscriber incentive costs are included in cost of revenues excluding developed technology amortization on the consolidated statements of operations.

        Goodwill and Other Intangible Assets.    The Partnership accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires goodwill and intangible assets with indefinite lives to no longer be amortized. Goodwill and other intangible assets will be subject to an impairment test annually or when changes in circumstances indicate that the carrying value may not be recoverable. In 2004, the Partnership did not have to record a charge to earnings for an impairment of goodwill or other intangible assets as a result of its annual review.

        Stock-Based Compensation.    Under the WTI stock incentive plan, WTI offers restricted shares of its Class A Common Stock and grants options to purchase shares of its Class A Common Stock to certain employees of the Partnership. WTI accounts for employee stock options and restricted shares of Class A Common Stock in accordance with SFAS No. 123, Accounting for Stock Based Compensation ("SFAS No. 123"). WTI values stock options based upon a binomial option-pricing model. As the options and restricted shares of Class A Common Stock are being granted to employees of the Partnership, the Partnership recognizes this value as an expense over the period in which the options and restricted shares vest, with a corresponding increase in partners' capital.

        Retirement Plans.    Pension costs recorded as charges to operations include actuarially determined current service costs and an amount equivalent to amortization of prior service costs in accordance with the provisions set forth in SFAS No. 87, Employers' Accounting for Pensions. The Partnership accounts for postretirement benefits other than pensions in accordance with SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The Partnership accounts for the cost of these benefits, which are for health care and life insurance, by accruing them during the employee's active working career. In October 2003, the Partnership approved changes that resulted in the curtailment of these retirement plans. As required by SFAS Nos. 87, 106 and 141, the Partnership has recognized the effects of those actions in measuring the projected benefit obligation as part of purchase accounting.

        Income Taxes.    All income or losses of the Partnership are allocated to the general and limited partners for inclusion in their respective income tax returns and, consequently, no provision or benefit for U.S. federal or state income taxes has been made in the accompanying financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles, which differ from the principles used in preparing the Partnership's income tax returns. The Partnership is subject to income tax in foreign countries where it maintains operations. The income tax provision consists only of these foreign taxes.

        Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Risks and Uncertainties.    The Partnership derives substantially all of its revenues from the travel industry. Accordingly, events affecting the travel industry, particularly airline travel and participating airlines, can significantly affect the Partnership's business, financial condition and results of operations. The Partnership's customers are primarily located in the United States and Europe.

        Travel agencies are the primary channel of distribution for the services offered by travel vendors. If the Partnership were to lose and not replace the transactions generated by any significant travel agencies, its business, financial condition and results of operations could be adversely affected. One subscriber, Expedia, generated transactions in our electronic travel distribution segment which resulted in revenue of approximately $134,993 for the year ended December 31, 2002, $89,322, $93,334 and $125,944 (unaudited) for the six months ended June 30, 2003, December 31, 2003 and June 30, 2004, respectively, $239,702 for the year ended December 31, 2004 and $139,547 (unaudited) for the six months ended June 30, 2005. These amounts represented 15%, 19%, 22%, 25% (unaudited), 25% and 28% (unaudited), respectively, of the Partnership's total revenue.

        Furthermore, the Partnership charges suppliers for electronic travel distribution services and information technology services. Revenues generated by two suppliers were $304,320 for the year ended December 31, 2002, $152,506, $129,744 and $137,121 (unaudited) for the six months ended June 30, 2003, December 31, 2003 and June 30, 2004, respectively, $266,065 for the year ended December 31, 2004 and $139,984 (unaudited) for the six months ended June 30, 2005. These amounts, included in the electronic travel distribution segment and the information technology services segment, represented approximately 33% of total operating revenues for the year ended December 31, 2002, 33%, 30% and 28% (unaudited) for the six months ended June 30, 2003, December 31, 2003 and June 30, 2004, respectively, 28% of total operating revenues for the year ended December 31, 2004 and 28% (unaudited) for the six months ended June 30, 2005. At December 31, 2003 and 2004 and June 30, 2005, accounts receivable from these same two suppliers was approximately $32,704, $34,057 and $35,986 (unaudited), or 32%, 33.1% and 26.7% (unaudited), respectively, of the Partnership's total net accounts receivable.

        The Partnership evaluates the collectibility of it accounts receivable considering a combination of factors. In circumstances where the Partnership is aware of a specific customer's inability to meet its financial obligations to the Partnership, the Partnership records a specific reserve for bad debts against amounts due in order to reduce the net recognized receivable to the amount the Partnership reasonably believes will be collected. For all other customers, the Partnership recognizes reserves for bad debts based on past write-off experience and the length of time the receivables are past due. During the year ended December 31, 2004, the deteriorating financial condition of certain customers and disputes regarding their payment for services caused the Partnership to increase its bad debt expense by $5,809.

        Cost of Revenues.    Cost of revenues consists primarily of inducements paid to travel agencies, technology development and operations personnel, software costs, network costs, hardware leases, maintenance of computer and network hardware, depreciation of computer hardware and the data center building and other travel agency support headcount.

        Selling, General and Administrative.    Selling, general and administrative expenses consist primarily of sales and marketing, labor and associated costs, advertising services, professional fees, a portion of the expenses associated with our facilities, depreciation of computer equipment, furniture and fixtures and leasehold improvements, internal management costs and expenses for finance, legal, human resources and other administrative functions.

        Recently Issued Accounting Pronouncements.    In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, Share-Based Payment. The Statement requires an entity to measure cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award-the requisite service period. The Partnership does not believe SFAS 123R will have a significant impact on the Partnership's consolidated financial position or results of operations. SFAS No. 123(R) will become applicable to the Partnership beginnning January 1, 2006.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154") which supersedes APB Opinion No. 20, "Accounting Changes" and SFAS No. 3 "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 changes the requirements for accounting for and reporting of changes in accounting principle. The statement requires the retroactive application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS No. 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in accounting estimate. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Partnership does not believe SFAS No. 154 will have a significant impact on the Partnership's consolidated financial position or results of operations.

2. Investments

        The Partnership has entered into strategic investments with various technology and Internet companies that offer travel related products and services. These investments are strategic in that the primary purpose of the investments is either to enhance the content offered on the Worldspan GDS or to enable the Partnership to offer new and/or enhanced travel related products.

        At December 31, 2003 and 2004, the Partnership held an investment in a publicly traded company that is classified as an available-for-sale marketable security. At December 31, 2003, the Partnership's basis in this investment was approximately $841. The increase in the basis of the investment resulted from the application of purchase accounting whereby the investment was adjusted to its estimated fair value. The fair value of this investment at December 31, 2003 and 2004 and June 30, 2005 was $1,266, $853 and $744 (unaudited), respectively. The fair value of this investment has been determined using a value supplied by an independent pricing service. For the years ended December 31, 2003 and 2004, there were no sales of securities classified as available-for-sale.

        As discussed in Note 1, the Partnership accounts for its investments in certain non-public investee companies (ownership 20%-50%) under the equity method of accounting. The Partnership recognized net gains of $68 for the year ended December 31, 2002, $130, $278 and $57 (unaudited) for the six months ended June 30, 2003, December 31, 2003 and June 30, 2004, respectively, and $57 for the year ended December 31, 2004 for its equity in the gains of the investees. Less than 20%-owned non-public investees are included in the financial statements at the cost of the Partnership's investment. In September 2004, the Partnership sold its investment in a non-public investee in which it held a 25% ownership interest for net proceeds of $5,765, resulting in a gain of $953. In connection with this sale, the Partnership assumed an indemnification liability of $1,145. At December 31, 2004, the Partnership no longer held any investments in non-public investee companies accounted for under the equity method of accounting.

        At December 31, 2003, the Partnership classified all of its investments as noncurrent since it was the Partnership's intent to hold the investments for a period of time greater than one year.

        The Partnership assesses on a regular basis whether any significant decline in the fair value of an investment below the Partnership's cost is other-than-temporary. In performing this assessment, the Partnership considers all available evidence to evaluate whether the decline in an investment is other-than-temporary. This includes consideration of the current market price (for those investments that are publicly traded), specific factors or events (if any) that have caused the decline, recent news and events at the investee, general market conditions and the duration and extent to which an investment's market value has been below the Partnership's cost. To the extent that a decline in value is determined to be other-than-temporary, the investment is written down to its estimated fair value with an impairment charge to current earnings.

        For the year ended December 31, 2002, the six months ended December 31, 2003, and the year ended December 31, 2004, the Partnership recorded impairment charges of $10,330, $1,232 and $1,498, respectively, to write-off its investment in various non-public investee companies. The impairment charges recorded were based upon management's estimate of the fair value. The decline in the estimated fair value of each investment was considered to be other-than-temporary since the Partnership concluded that it was unclear over what period a recovery, if any, would take place; therefore, the positive evidence suggesting that the investment would recover to at least the Partnership's purchase price was not sufficient to overcome the presumption that there was a permanent impairment in value.

3. Property and Equipment

        Property and equipment are comprised of the following:

		Successor Basis
	Estimated Useful Life	December 31, 2003	December 31, 2004	June 30, 2005
				(unaudited)
Subscriber computer equipment	3 years	$16,195	$19,263	$19,574
Furniture, fixtures and equipment	3 to 5 years	33,322	42,079	47,142
Assets acquired under capital leases	3 to 19 years	89,082	116,406	115,723
Purchased software	3 to 7 years	4,029	5,741	6,664
Leasehold improvements	Lesser of lease term or useful life	1,023	1,290	2,083
Land		525	130	130

Total property and equipment		144,176	184,909	191,316
Less accumulated depreciation and amortization		(23,666)	(66,691)	(86,839)

Property and equipment, net		$120,510	$118,218	$104,477

        Depreciation and amortization expense of property and equipment was $63,971 for the year ended December 31, 2002, $24,965, $23,666 and $21,799 (unaudited) for the six months ended June 30, 2003, December 31, 2003 and June 30, 2004, respectively, $43,025 for the year ended December 31, 2004, and $20,328 (unaudited) for the six months ended June 30, 2005. Accumulated depreciation of assets acquired under capital leases at December 31, 2003 and 2004 and June 30, 2005 was $11,953, $35,814 and $45,252 (unaudited), respectively. Assets acquired under capital leases primarily consist of mainframe equipment, acquired software and a building. In accordance with the requirements of purchase accounting, property and equipment was adjusted to its estimated fair value. Accordingly, depreciation is accumulated only since the date of the Acquisition.

4. Related Party Transactions

        Prior to the Acquisition, all transactions with Delta, Northwest, and American were related party transactions, as described below. As of July 1, 2003, our founding airlines are no longer related parties; therefore, all transactions with our founding airlines subsequent to the Acquisition are considered third party transactions.

Predecessor Basis

        Revenues.    The Partnership charges Delta, Northwest, and American for services related to information, reservations, ticket processing and other computer related services ("Information Technology Services"). The Partnership also charges Delta, Northwest, and American for electronic travel distribution fees related to their airline reservations processed through the Worldspan GDS. Revenues earned from Delta represented approximately 20% of consolidated total revenues for the year ended December 31, 2002 and the six months ended June 30, 2003. Revenues earned from Northwest represented approximately 14% of consolidated total revenues for the year ended December 31, 2002 and 13% of consolidated total revenues for the six months ended June 30, 2003.

        Electronic travel distribution fees revenue billed to Delta, Northwest, and American were as follows:

	Year Ended December 31, 2002	Six Months Ended June 30, 2003
Delta	$123,716	$65,261
Northwest	86,419	41,278
American	85,046	35,426

	$295,181	$141,965

        Information technology services revenue billed to Delta, Northwest, and American were as follows:

	Year Ended December 31, 2002	Six Months Ended June 30, 2003
Delta	$56,441	$26,762
Northwest	37,744	19,205
American	304	—

	$94,489	$45,967

        Operating expenses.    The Partnership purchases services and leases facilities from Delta and Northwest primarily in connection with the operations of the Worldspan GDS. In connection with these services, the Partnership incurred costs with Delta and Northwest of $4,829 and $1,225, respectively, for the year ended December 31, 2002 and $3,579 and $662, respectively, for the six months ended June 30, 2003.

Successor Basis

        Advisory Agreements.    In connection with the Acquisition, the Partnership entered into an advisory agreement with WTI pursuant to which WTI may provide financial, advisory and consulting services to the Partnership. In exchange for these services, WTI will be entitled to an annual advisory fee of $1,500. The advisory agreement has an initial term of ten years. These expenses are included in "Selling, general and administrative" expenses in the accompanying consolidated statements of operations. During the six months ended December 31, 2003, the six months ended June 30, 2004, the year ended December 31, 2004 and the six months ended June 30, 2005, the Partnership distributed $900, $600 (unaudited), $1,350 and $375 (unaudited), respectively, to WTI pursuant to this advisory agreement.

        Stock-Based Compensation.    Under the WTI stock incentive plan, WTI offers restricted shares of its Common Stock and grants options to purchase shares of its Common Stock to certain employees of the Partnership. As the options and restricted shares are being granted to employees of the Partnership, the Partnership recognizes this value as an expense over the period in which the options and restricted shares vest.

        Interest Payments.    So long as the Partnership is not in default under, and is in compliance with all financial covenants of, the senior credit facility and the indenture governing the Old Notes (as defined in Note 10) and continues to maintain a fixed charge coverage ratio (as defined by the indenture) of 2.25x or better, the Partnership will be permitted to distribute funds to WTI sufficient to pay the 5% cash interest component of the holding company subordinated seller notes. During the six months ended December 31, 2003, the six months ended June 30, 2004, the year ended December 31, 2004 and the six months ended June 30, 2005, the Partnership distributed $1,925, $2,176 (unaudited), $4,378 and $533 (unaudited), respectively, to WTI for this purpose.

        IPO Costs.    In 2004, WTI filed a registration statement with the U.S. Securities and Exchange Commission related to a proposed initial public offering of shares of common stock. Although WTI announced in June 2004 that it had elected to postpone the proposed offering, certain IPO related costs were incurred for regulatory fees and professional services rendered in connection with the offering. During the year ended December 31, 2004, the Partnership distributed $2,320 to WTI for payment of IPO related costs.

        Refinancing Transactions.    In February 2005 the Partnership entered into a series of refinancing transactions. Certain of the parties to these transactions were related parties, including WTI, CVC, and OTPP. See Note 17 for a full description of these matters.

5.     Accrued Expenses

        Accrued expenses are comprised of the following:

	Successor Basis
	December 31, 2003	December 31, 2004		June 30, 2005
				(unaudited)
Subscriber incentives	$80,198	$83,811		$87,698
Employee compensation	23,086	29,221		20,645
Income taxes	1,818	8,023	(1)	9,093	(1)
Booking cancellation reserve	9,661	8,092		13,532
Other accrued expenses	29,652	27,488		28,883

Total	$144,415	$156,635		$159,851

(1)
Includes the Partnership's obligation to the Greek tax authorities. See Note 14.

6.     Employee Benefit Plans

        The Partnership sponsors noncontributory defined benefit pension plans covering substantially all U.S. employees. Pension coverage for employees of the Partnership's non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans governed by local statutory requirements. The plans provide for payment of retirement benefits, mainly commencing between the ages of 52 and

65. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plans are generally determined on the basis of an employees' length of service and earnings. Annual contributions to the plans are sufficient to satisfy legal funding requirements. Effective January 1, 2002, the defined benefit pension plan was amended to exclude employees hired on or after January 1, 2002. Effective December 31, 2003, the Partnership froze all further benefit accruals under the defined benefit pension plan. Employees who already became participants in the defined benefit pension plan will, however, continue to receive credit for their future years of service for purposes of determining vesting in their accrued benefits and for purposes of determining their eligibility to receive benefits, such as early retirement, that are conditioned on the number of a participant's years of service.

        The Partnership provides postretirement health care and life insurance benefits to retirees in the United States and certain employee groups outside the United States. Most employees and retirees outside the United States are covered by government health care programs. Effective January 1, 2002, the plan covering these benefits was amended to exclude employees hired on or after January 1, 2002. In October 2003, the Partnership approved additional changes to this plan. Employees, other than those in a limited grandfathered group, retiring after December 31, 2003 will not be eligible for retiree health care coverage.

        The predecessor basis reflects a September 30 measurement date for financial statements prepared as of and for the period ended December 31, and a March 31 measurement date for financial statements prepared for the period ended June 30. The successor basis reflects a December 31 measurement date for financial statements prepared as of and for the period ended December 31.

        The changes made to the plans during the second half of 2003 resulted in the curtailment of the plans. As required by SFAS Nos. 87, 106 and 141, the Partnership has recognized the effects of those actions in measuring the projected benefit obligation as part of purchase accounting. In addition, the changes in the intangible asset and accumulated other comprehensive income amounts that were related to the pension plan resulted from purchase accounting.

        The components of net pension and postretirement costs are as follows:

	Pension Benefits
			Successor Basis
	Predecessor Basis
			Six Months Ended December 31, 2003
	Year Ended December 31, 2002	Six Months Ended June 30, 2003		Six Months Ended June 30, 2004	Year Ended December 31, 2004	Six Months Ended June 30, 2005
				(unaudited)		(unaudited)
Service cost	$9,630	$5,483	$8,809	$—	$—	$—
Interest cost	10,773	6,061	5,273	5,524	11,049	5,785
Expected return on plan assets	(13,299)	(7,061)	(6,340)	(6,778)	(13,555)	(7,312)
Amortization of transition obligation	173	86	—	—	—	—
Amortization of prior service cost	125	59	—	—	—	—
Recognized net actuarial loss	20	214	—	—	—	54

Net periodic cost (benefit)	$7,422	$4,842	$7,742	$(1,254)	$(2,506)	$(1,473)

	Postretirement Benefits
			Successor Basis
	Predecessor Basis
			Six Months Ended December 31, 2003
	Year Ended December 31, 2002	Six Months Ended June 30, 2003		Six Months Ended June 30, 2004	Year Ended December 31, 2004	Six Months Ended June 30, 2005
				(unaudited)		(unaudited)
Service cost	$1,774	$955	$163	$164	$329	$132
Interest cost	2,900	1,681	834	836	1,671	813
Expected return on plan assets	—	—	—	—	—	—
Amortization of transition obligation	—	—	—	—	—	—
Amortization of prior service cost	(850)	(425)	—	—	—	—
Recognized net actuarial loss	82	228	—	—	—	—

Net periodic cost	$3,906	$2,439	$997	$1,000	$2,000	$945

        The reconciliation of the beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans are as follows:

	Pension Benefits			Postretirement Benefits
	Predecessor Basis	Successor Basis		Predecessor Basis	Successor Basis
		Six Months Ended December 31, 2003			Six Months Ended December 31, 2003
	Six Months Ended June 30, 2003		Year Ended December 31, 2004	Six Months Ended June 30, 2003		Year Ended December 31, 2004
Change in benefit obligation:
Benefit obligation at beginning of period	$181,629	$178,201	$179,975	$39,256	$28,902	$27,848
Service cost	5,483	8,809	—	955	163	329
Interest cost	6,061	5,273	11,049	1,681	834	1,671
Actuarial loss (gain)	44,467	(9,065)	21,513	8,718	(445)	2,862
Amendments	—	—	—	—	—	—
Benefits paid	(2,611)	(3,243)	(7,548)	(947)	(1,605)	(2,831)

Benefit obligation at end of period	$235,029	$179,975	$204,989	$49,663	$27,849	$29,879

Change in plan assets:
Fair value of plan assets at beginning of period	$125,301	$142,490	$163,954	$—	$—	$—
Actual return on plan assets	1,756	21,398	24,458	—	—	—
Employer contributions	1,860	3,309	2,843	947	1,605	2,831
Benefits paid	(2,611)	(3,243)	(7,548)	(947)	(1,605)	(2,831)

Fair value of plan assets at end of period	$126,306	$163,954	$183,707	$—	$—	$—

Reconciliation of funded status:
Funded status	$(108,723)	$(16,021)	$(21,241)	$(49,663)	$(27,849)	$(29,879)
Unrecognized actuarial loss (gain)	102,130	(24,091)	(13,514)	10,301	(444)	2,416
Unrecognized transition obligation	259	—	—	—	—	—
Unrecognized prior service cost	1,827	—	—	(7,135)	—	—
Other	1,681	—	—	838	—	—

Net amount recognized	$(2,826)	$(40,112)	$(34,755)	$(45,659)	$(28,293)	$(27,463)

Amounts recognized in the consolidated balance sheets:
Accrued benefit liability		$(40,112)	$(37,316)
Intangible asset		—	—
Accumulated other comprehensive income		—	2,561

Net amount recognized		$(40,112)	$(34,755)

        The weighted-average assumptions used to determine benefit obligations are as follows:

	Pension Benefits			Postretirement Benefits
	Predecessor Basis	Successor Basis		Predecessor Basis	Successor Basis
	June 2003	December 2003	December 2004	June 2003	December 2003	December 2004
Discount rate	6.50%	6.25%	5.75%	6.50%	6.25%	5.75%
Rate of compensation increase	4.00%	—	—	—	—	—

        The weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Pension Benefits				Postretirement Benefits
	Predecessor Basis		Successor Basis		Predecessor Basis		Successor Basis
	Year Ended December 31,	Six Months Ended June 30,	Six Months Ended December 31,	Year Ended December 31,	Year Ended December 31,	Six Months Ended June 30,	Six Months Ended December 31,	Year Ended December 31,
	2002	2003	2003	2004	2002	2003	2003	2004
Discount rate	7.50%	6.75%	6.00%	6.25%	7.50%	6.75%	6.00%	6.25%
Rate of compensation increase	4.50%	4.00%	4.00%	—	—	—	—	—
Expected long-term rate of return on plan assets	9.00%	9.00%	9.00%	9.00%	—	—	—	—

        For U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $179,975, $179,975, and $163,954, respectively, as of December 31, 2003 and $204,989, $204,989 and $183,707, respectively, as of December 31, 2004. The Partnership estimates that its pension plan and postretirement contributions during the year ended December 31, 2005 will be approximately $638 and $3,169, respectively.

        Benefit payments are made from both funded benefit plan trusts and from current assets. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ended December 31,	Pension benefits	Postretirement benefits
2005	$7,545	$3,169
2006	7,772	3,150
2007	8,147	3,163
2008	8,630	3,103
2009	9,223	2,996
2010-2014	59,775	13,972

        For postretirement benefits, the Partnership has not assumed a health care cost trend rate since the Partnership's benefit obligations are only at rate for medical inflation through 2003. Beyond 2003, participants will pay for substantially all of the full price increases in medical costs. The assumed health care cost trend rate used in measuring the health care portion of the postretirement cost for 2002 is 15% for medical and 6% for dental. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement benefits. A 1% increase in assumed health care cost trend rates would increase the total of the service and interest cost components for 2002 by $38 and the postretirement benefit obligation as of December 31, 2002 by $327. A 1% decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components for 2002 by $38 and the postretirement benefit obligation as of December 31, 2002 by $327.

        The Partnership determined its assumptions for the expected long-term rate of return on plan assets based on historical asset class returns, current market conditions, and long-term return analysis for global fixed income and equity markets. The Partnership considers the expected long-term rate of return on plan assets a longer-term assessment of return expectations and does not anticipate changing this assumption annually unless there are significant changes in economic conditions.

        The Partnership's pension plan investment strategies are to maximize return within reasonable and prudent levels of risk in order to provide benefits to participants. The investment strategies are targeted to produce a total return that, when combined with the Partnership's contributions to the plan, will maintain the plan's ability to pay all benefit and expense obligations when due. Risk is controlled through diversification of asset types and investments in domestic and international equities, fixed income securities and cash. Investment risk is monitored on an ongoing basis through quarterly investment portfolio reviews. The target asset allocation is 75% equities and 25% debt securities. The Partnership's pension plan weighted-average asset allocation by asset category based on asset fair values is as follows:

	Percentage of Pension Plan assets
	Predecessor Basis	Successor Basis
Asset category	June 30, 2003	December 31, 2003	December 31, 2004
Equity securities	63.5%	75.2%	77.3%
Debt securities	36.5%	24.8%	22.7%

Total	100.0%	100.0%	100.0%

        The Partnership sponsors a number of defined contribution plans. Contributions are determined under various formulas. Costs related to such plans amounted to $2,450 for the year ended December 31, 2002, $1,414 and $1,010 for the six months ended June 30, 2003 and December 31, 2003, respectively, and $6,059 for the year ended December 31, 2004.

        In December 2003, the United States enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). The Act establishes a prescription drug benefit under Medicare, known as "Medicare Part D," and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In January 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-1"). The Partnership elected to defer accounting for the effects of the Act, as permitted by FSP 106-1. In May 2004, the FASB issued FASB Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"). FSP 106-2 requires companies to account for the effect of the subsidy on benefits attributable to past service as an actuarial experience gain and as a reduction of the service cost component of net postretirement health care costs for amounts attributable to current service, if the benefit provided is at least actuarially equivalent to Medicare Part D. In 2005, the Centers for Medicare and Medicaid Services (CMS) has started to issue regulations governing how employers should determine whether their prescription drug benefits are at least actuarially equivalent to Medicare Part D. Based on the proposed regulations, the Partnership has concluded that its retiree prescription drug benefits are not at least actuarially equivalent to Medicare Part D. As such, the adoption of FSP 106-2 during the third quarter of 2004 did not effect the Partnership's financial position or results of operations.

        The Partnership reserves the right to modify or terminate its employee benefit plans as to all participants and beneficiaries at any time, except as restricted by the Internal Revenue Code or the Employee Retirement Income Security Act (ERISA).

7.    Stock-Based Compensation

        Under the WTI stock incentive plan, WTI offers restricted shares of its Class A Common Stock and grants options to purchase shares of its Class A Common Stock to selected management employees of the Partnership. WTI has reserved 12,580,000 shares of its Class A Common Stock for issuance under the stock incentive plan. Up to 6,580,000 shares may be offered as restricted stock, and up to 6,000,000 shares may be subject to options. The options expire ten years from date of grant. The exercise price of any options granted or the purchase price for restricted stock offered under the stock incentive plan is determined by the Board of Directors.

        WTI accounts for employee stock options and restricted shares of Class A Common Stock in accordance with SFAS No. 123. The options granted consisted of "Series 1" and "Series 2" options. For the 2003 grants, the Series 1 options were issued with an initial exercise price of $2.11 per share (during the second half of 2003), which will decrease in six month increments to $0.32 per share when the time of exercise is from January 1, 2008 to the normal expiration date. The Series 2 options were issued with an initial exercise price of $7.30 per share (during the second half of 2003), which will decrease in six month increments to $5.29 per share when the time of exercise is from July 1, 2008 to the normal expiration date.

        The Partnership applies the binomial option-pricing model in accounting for the options issued under the WTI stock incentive plan. During the years ended December 31, 2003 and 2004, the weighted-average assumptions used in the binomial option-pricing model were as follows:

	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield
2003	2.74%	5 years	0%	0%
2004	3.15%	5 years	0%	0%

        For Series 1 options whose exercise price was less than the fair value of the underlying Class A Common Stock on the grant date, the weighted-average exercise price and weighted-average fair value of options was $1.93 and $6.24, respectively. For Series 2 options whose exercise price was less than the fair value of the underlying Class A Common Stock on the grant date, the weighted-average exercise price and weighted-average fair value of options was $7.14 and $2.49, respectively. For Series 1 options whose exercise price was greater than the fair value of the underlying Class A Common Stock on the grant date, the weighted-average exercise price and weighted-average fair value of options was $1.78 and $0, respectively. For Series 2 options whose exercise price was greater than the fair value of the underlying Class A Common Stock on the grant date, the weighted-average exercise price and weighted-average fair value of options was $6.97 and $0, respectively. The stock options vest over five years, which is deemed to be the service period over which the stock-based compensation expense is recognized. The Partnership recognized stock-based compensation expense of $6, $120 (unaudited), $199 and $347 (unaudited) during the six months ended December 31, 2003, the six months ended June 30, 2004, the year ended December 31, 2004 and the six months ended June 30, 2005, respectively, attributable to stock options.

        Information concerning stock options issued to employees of the Partnership is presented in the following table. At December 31, 2003 and 2004, the number of Series 1 stock options exercisable was

0 and 329,600, respectively, and the number of Series 2 options exercisable was 0 and 329,600, respectively. The weighted-average remaining contractual life was 8.5 years at December 31, 2004.

	Series 1		Series 2
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Balance at June 30, 2003	—	$—	—	$—
Granted	1,830,000	2.11	1,830,000	7.30
Exercised	—	—	—	—
Forfeited	(17,500)	2.11	(17,500)	7.30

Balance at December 31, 2003	1,812,500	2.11	1,812,500	7.30
Granted	227,500	1.92	227,500	7.11
Exercised	—	—	—	—
Forfeited	(223,500)	1.85	(223,500)	7.04
Unexercised	(6,000)	1.78	(6,000)	6.97

Balance at December 31, 2004	1,810,500	1.78	1,810,500	6.97

        During 2003, WTI granted 4,018,000 restricted shares of its Common Stock to certain members of the Partnership's management having an aggregate value of $1,283. These restricted shares vest over five years, which is deemed to be the service period over which the stock-based compensation expense is recognized. The Partnership recognized stock-based compensation expense of $128, $128 (unaudited), $257 and $128 (unaudited) during the six months ended December 31, 2003, the six months ended June 30, 2004, the year ended December 31, 2004 and the six months ended June 30, 2005, respectively, attributable to restricted stock grants. During the first quarter of 2004, WTI entered into a series of restricted stock subscription agreements with certain members of the Partnership's management having an aggregate value of $12,938 for 1,587,500 restricted shares of Common Stock. These restricted shares vest over approximately five years, which is deemed to be the service period over which the stock-based compensation expense is recognized. The Partnership recognized stock-based compensation expense of $706 (unaudited), $1,491 and $932 (unaudited) during the six months ended June 30, 2004, the year ended December 31, 2004 and the six months ended June 30, 2005, respectively, attributable to these restricted stock subscription agreements. Also during the first quarter of 2004, WTI entered into a stock subscription agreement with a member of the Partnership's management having a value of $819 for 100,512 shares of Common Stock. Since there was no vesting or service period associated with these shares, the entire stock-based compensation expense for these shares was recognized during the first quarter of 2004.

8.    Acquisition of Worldspan

        On June 30, 2003, WTI indirectly acquired 100% of the outstanding partnership interests of the Partnership from affiliates of Delta, Northwest and American. The aggregate consideration for the Acquisition was $901,500, consisting of $817,500 in cash and the issuance by WTI of $84,000 of holding company subordinated seller notes payable by WTI to American and Delta. The holding company subordinated seller notes are unsecured obligations of WTI and are not the Partnership's debt. The purchase consideration was subject to adjustment based upon certain items, such as the Partnership's closing cash, debt and working capital. The resulting net aggregate consideration for the Acquisition was $837,766. The Acquisition has been accounted for as a purchase transaction in accordance with SFAS No. 141, Business Combinations.

        The $116,048 excess of the purchase price over the estimated fair values of the net tangible assets and separately identifiable intangible assets of the Partnership was recorded as goodwill. As all income or losses of the Partnership are allocated to WTI and WS Holdings for inclusion in their respective income tax returns, none of the goodwill is expected to be tax deductible by the Partnership. The purchase price was allocated among tangible and intangible assets acquired and liabilities assumed based on estimated fair values at the Acquisition date. The following represents the allocation of the purchase price that was pushed down to the Partnership at the time of the Acquisition:

Current assets	$178,756
Property and equipment	129,504
Deferred charges	33,975
Other long-term assets	59,901
Goodwill	116,048
Other identifiable intangibles	666,723
Current liabilities	(203,085)
Pension and postretirement benefits	(64,067)
Long-term portion of capital lease obligations	(62,640)
Other long-term liabilities	(17,349)

Allocated purchase price	$837,766

        The $116,048 of goodwill was allocated as follows: $102,189 to the electronic travel distribution segment and $13,859 to the information technology services segment.

        During the year ended December 31, 2004, a net decrease of $4,013 was recorded to goodwill as a result of the reduction of a valuation allowance on pre-acquisition foreign deferred tax assets.

        Other identifiable intangibles acquired consist of the following:

Asset	Fair Value	Estimated Useful Life
Supplier and agency relationships	$321,618	8-11 years
Information technology services contracts	36,126	5-15 years
Developed technology	236,837	11 years
Trade name	72,142	Indefinite

        The weighted average life of acquired identifiable intangibles, subject to amortization, is approximately nine years. Goodwill and trade name are not amortized but will be tested for impairment on an annual basis or at an interim date if indicators of impairment exist. In 2004, the Partnership did not have to record a charge to earnings for an impairment of goodwill or other intangible assets as a result of its annual review.

        The following unaudited financial information presents the results of operations of the Partnership as if the Acquisition had occurred at the beginning of the periods presented. Adjustments related to the Acquisition that affect the results of operations include credits provided to Delta and Northwest under their respective founder airline services agreement (the "FASAs"), interest expense associated with the debt issued in conjunction with the Acquisition, depreciation of the step-up of fixed assets, amortization of the fair value of amortizing intangible assets, and the advisory fee payable to WTI. This pro forma information does not purport to be indicative of what would have occurred had the Acquisition occurred as of January 1 or of results of operations that may occur in the future.

	Predecessor Basis
	Year Ended December 31, 2002	Six Months Ended June 30, 2003
Revenues	$881,536	$405,805
Net loss	(10,386)	(12,357)

9. Goodwill and Other Intangible Assets

        Goodwill and other intangible assets consisted of the following:

		Successor Basis
		December 31, 2003		December 31, 2004		June 30, 2005
	Estimated Useful Life	Cost	Accumulated Amortization	Cost	Accumulated Amortization	Cost	Accumulated Amortization
						(unaudited)	(unaudited)
Supplier and agency relationships	8-11 years	$321,618	$16,866	$321,618	$50,598	$321,618	$67,464
Information technology services contracts	5-15 years	36,126	1,404	36,126	4,212	36,126	5,616
Developed technology	5-11 years	239,340	11,018	239,947	33,145	239,828	45,734
Goodwill	Indefinite	109,740	—	112,035	—	112,035	—
Trade name	Indefinite	72,142	—	72,142	—	72,142	—

		$778,966	$29,288	$781,868	$87,955	$781,749	$118,814

        The Partnership recorded amortization expense for its amortized intangible assets of $15,244 for the year ended December 31, 2002, $7,358, $29,288 and $29,285 (unaudited) for the six months ended June 30, 2003, December 31, 2003 and June 30, 2004, respectively, $58,667 for the year ended December 31, 2004 and $30,859 (unaudited) for the six months ended June 30, 2005. Estimated amortization expense for the Partnership's intangible assets is as follows:

Year Ended December 31,
2005	$58,761
2006	58,761
2007	58,665
2008	58,355
2009	58,071
Thereafter	217,123

$509,736

10. Debt

        In conjunction with the Acquisition, the Partnership issued and sold $280,000 aggregate principal amount of 9 5/8% Senior Notes due 2011 ("Old Notes") and borrowed $125,000 under the term loan facility portion of a senior credit facility due 2007 ("Term Loan"). The Old Notes are subordinated to the Term Loan. The interest rate applicable to borrowings under the Term Loan is based on the LIBOR rate, or, at the Partnership's option, the higher of several other common indices. At December 31, 2004, the interest rate on the Term Loan was 6.10%. The Partnership is required to pay a commitment fee of 0.50% per annum on the difference between committed amounts and amounts actually utilized under the Term Loan.

        In connection with the anticipated Note Redemption Agreement with Delta in January 2005 (see Note 17), WTI, WS Holdings, the Partnership and Lehman Commercial Paper Inc., as administrative agent, entered into the First Amendment, Waiver and Consent, dated as of December 23, 2004 (the "Credit Agreement Amendment"), to the senior credit facility. The Credit Agreement Amendment amends the senior credit facility related to the Term Loan to provide that the Partnership may make the redemption under the Note Redemption Agreement and may repurchase up to an aggregate principal amount of $24,000 of its Old Notes by December 31, 2005. The Credit Agreement Amendment also waives the requirement that the Partnership distribute any cash used to make the redemption under the Note Redemption Agreement or to redeem the Old Notes, up to a total of $61,000, to the lenders as excess cash flow. Any portion of the $61,000 not used to make these redemptions shall be applied to reduce the amounts outstanding under the senior credit facility by the end of 2005.

        The Partnership's obligations under the old credit facility and the guarantees are secured by a perfected first priority security interest in all of the Partnership's tangible and intangible assets and all of the tangible and intangible assets of WTI and each of its direct and indirect domestic subsidiaries and certain foreign subsidiaries, subject to customary exceptions, and a pledge of (i) all of the membership interests of WS Holdings owned by WTI, (ii) all of the Partnership's partnership interests owned by WTI and WS Holdings, (iii) all of the capital stock of the Partnership's domestic subsidiaries and some of the Partnership's foreign subsidiaries and (iv) 65% of the capital stock of other of the Partnership's first-tier foreign subsidiaries.

        Debt covenants require the Partnership to maintain certain financial ratios, including a minimum fixed charge coverage ratio, minimum interest coverage ratio, a maximum senior secured leverage ratio and a maximum total leverage ratio. In addition, certain non-financial covenants restrict the activities of the Partnership. At December 31, 2004, the Partnership was in compliance with these covenants.

        Long-term debt consisted of the following:

	Successor Basis
	December 31, 2003	December 31, 2004	June 30, 2005
			(unaudited)
Old Notes	$280,000	$280,000	$500
Term Loan under Old Senior Credit Facility	113,000	57,488	—
New Notes	—	—	300,000
New Term Loan under New Senior Credit Facility	—	—	415,000

	393,000	337,488	715,500
Less current portion of long-term debt	(8,000)	(12,497)	(4,000)

Long-term debt, excluding current portion	$385,000	$324,991	$711,500

        Long-term debt repayments are due as follows:

2005	$12,497
2006	12,497
2007	32,494
2008	—
2009	—
Thereafter	280,000

$337,488

        In February 2005, the Partnership entered into a series of refinancing transactions. See Note 17 and 18.

11. Lines of Credit

        The Partnership had a line of credit with one bank as of December 31, 2002 that was cancelled on June 30, 2003. This line of credit allowed the Partnership to borrow up to $50,000 at the following options: the bank's base rate or the euro option (LIBOR rate plus applicable bank margin). The line of credit required that the Partnership keep a minimum of $2,000 in a demand deposit account and $2,000 in an investment account. Commitment fees incurred on the unused portion of the line of credit were approximately $62 during 2002.

        On June 30, 2003, the Partnership entered into a syndicated revolving credit facility, which matures on June 30, 2007. This facility allows the Partnership to borrow up to $50,000 in revolving credit loans and standby letters of credit. The revolving loans have the following rate options: the bank's designated base rate, the euro rate or the euro base rate. Commitment fees incurred on the unused portion of the credit facility are payable quarterly in arrears at a rate of 1/2 of 1% per annum and were $128 during the six months ended December 31, 2003, $126 (unaudited) during the six months ended June 30, 2004 and $253 for the year ended December 31, 2004.

12.    Other Significant Events

        In November 2002, the Partnership announced a voluntary severance program. The total charge recorded for this workforce reduction, which affected approximately 130 employees, was $6,143, all of which was for severance and benefits. This amount is included in "Selling, general and administrative" expenses in the accompanying consolidated statements of income. At December 31, 2003 and 2004, there was no remaining liability associated with this workforce reduction.

        In April 2003, the Partnership announced a workforce reduction, which included both a voluntary and an involuntary program. This reduction was a result of decreased travel, and related booking volumes, caused by several factors including the war in Iraq, concerns over SARS and the weakened economy. The total charge recorded for this workforce reduction, which affected approximately 200 employees, was $4,600, all of which was for severance and benefits. This amount is included in "Selling, general and administrative" expenses in the accompanying consolidated statements of income. The $4,600 charge included $3,987 for the electronic travel distribution segment and $613 for the information technology services segment. At December 31, 2003 and 2004, there was no remaining liability associated with this workforce reduction.

        Upon the closing of the Acquisition, certain members of management received change-in-control payments. The total charge recorded during the six months ended June 30, 2003 was approximately $17,259.

        On May 5, 2004, the Partnership announced that it had been informed by Expedia that Expedia intends to move a portion of its transactions to another GDS provider in order to diversify its GDS relationships beyond using a single provider to process substantially all of its GDS transactions. Expedia has not specified the volumes or percentages of volumes it intends to process through this other GDS. To date, the announced movement of Expedia's transactions has not yet occurred.

13.    Income Taxes

        Income (loss) before provision for income taxes consisted of:

	Predecessor Basis		Successor Basis
	Year Ended December 31, 2002	Six Months Ended June 30, 2003	Six Months Ended December 31, 2003	Year Ended December 31, 2004
Domestic	$111,055	$34,046	$(20,075)	$37,159
Foreign	(4,978)	(5,488)	6,364	7,808

Income (loss) before provision for income taxes	$106,077	$28,558	$(13,711)	$44,967

        Income tax expense consists of the following:

	Predecessor Basis		Successor Basis
	Year Ended December 31, 2002	Six Months Ended June 30, 2003	Six Months Ended December 31, 2003	Year Ended December 31, 2004
Current taxes:
Federal	$—	$—	$—	$—
State	—	—	—	—
Foreign	1,258	144	—	2,201
Deferred taxes:
Federal	—	—	—	—
State	—	—	—	—
Foreign	—	—	989	903

Income tax expense	$1,258	$144	$989	$3,104

        No provision for U.S. federal and state income taxes was recorded during 2002, the six months ended June 30, 2003 and December 31, 2003, or during 2004, as such liability was the responsibility of the partners of Worldspan, L.P., rather than of the Partnership. The Partnership intends to distribute to its partners cash sufficient to fund the partners' income tax liability, if any, as permitted by our senior credit facility and the indenture governing our Old Notes.

        Certain of the Partnership's foreign subsidiaries are subject to income taxes. As of December 31, 2003, the foreign subsidiaries had a deferred tax asset of approximately $4,924 less a full valuation allowance. The amount relates to deferred tax assets that primarily arose prior to the Acquisition. During 2004, the Partnership reduced the pre-acquisition valuation allowance by $4,013, which had a corresponding reduction to goodwill. The Partnership recognized a portion of the deferred tax asset in 2004 and determined the remaining balance of the deferred tax asset would be utilized in future years. At December 31, 2004, the partnership's foreign subsidiaries had a deferred tax asset of $4,176 less a valuation allowance of $1,141.

        The deferred tax assets resulted from temporary differences associated with the following:

	Successor Basis December 31,
	2003	2004
Depreciation	$3,818	$3,336
Allowance for doubtful accounts	357	182
Net operating loss carryforward	590	233
Other	159	425

Total deferred tax assets	4,924	4,176
Valuation allowance	(4,924)	(1,141)

Net deferred tax asset	$—	$3,035

14.    Commitments and Contingencies

        The Partnership has operating lease agreements which are principally for software, equipment and office facilities. Rent expense relating to these lease agreements was approximately $41,863 for the year ended December 31, 2002, $31,585 and $35,288 for the six months ended June 30, 2003 and December 31, 2003, respectively, and $59,091 for the year ended December 31, 2004.

        The Partnership leases equipment under noncancelable capital lease obligations. Under these arrangements, an asset and liability are recorded at the lower of the present value of the minimum lease payments or the fair market value of the asset. The interest rate used in computing the present value of the minimum lease payments ranges from approximately 4.0% to 12.0% depending on the asset being leased. The annual lease payments under capital lease obligations are allocated between a reduction in the liability and interest payments using the effective interest method.

        Future minimum lease payments under noncancelable operating leases and capital leases at December 31, 2004 are as follows:

	Operating	Capital
2005	$50,935	$24,541
2006	49,987	21,878
2007	48,100	13,090
2008	25,092	6,933
2009	4,634	3,333
Thereafter	23,072	42,214

Total	$201,820	111,989

Less amount representing interest		(38,540)

Present value of net minimum lease payments		73,449
Less current maturities		(19,370)

Long-term maturities		$54,079

        The Partnership has an Asset Management Offering agreement with IBM (the "IBM AMO"), expiring in 2008, that enables the Partnership to integrate additional IBM technology into the Partnership's growing line of travel solutions. The Partnership has accounted for the IBM AMO as a multiple element arrangement of hardware, software, and services. Under the terms of the agreement, the Partnership has a remaining aggregate minimum commitment of $204,215 at December 31, 2004, plus additional contingent payments dependent upon the rate of growth of electronic travel distribution transaction volumes. Of the minimum amount, approximately $142,659 represents future minimum lease payments for leases classified as operating at December 31, 2004 and approximately $31,595 represents future minimum lease payments for leases classified as capital at December 31, 2004. These amounts have been reflected above in the future minimum lease payments under noncancelable operating leases and capital leases at December 31, 2004. The remaining $29,961 represents the Partnership's future commitment for various other technology and service elements of the arrangement at December 31, 2004.

        The future minimum amounts payable under the IBM AMO are as follows at December 31, 2004:

	Total IBM AMO	IBM AMO Operating Leases at December 31, 2004	IBM AMO Capital Leases at December 31, 2004
2005	$58,300	$39,768	$9,153
2006	60,702	40,803	9,010
2007	59,342	41,382	8,970
2008	25,871	20,706	4,462

	$204,215	$142,659	$31,595

        The payment stream of the IBM AMO is such that in the earlier years, the payments required under the agreement exceed the value of the technology and service elements received. This prepaid element at December 31, 2004 of $13,184 is included in "Other long-term assets" in the accompanying consolidated balance sheet.

        In March 2004, the Partnership entered into an agreement to purchase data network services for the Partnership's U.S. and Canadian offices and travel agency customers that expires in 2007. In addition, the agreement includes voice services for the Partnership's U.S. and Canadian offices. The minimum commitment over the term of the agreement is $30,000. In 2004, the Partnership fulfilled $10,800 of this commitment. The remaining minimum commitment over the term of the agreement is $19,200.

        During 1998, the Partnership filed suit against Abacus Distribution Systems Pte Ltd. ("Abacus") for fraud, breach of contract and misappropriation of the Partnership's trade secrets and a separate action against Sabre Holdings Corporation ("Sabre") for tortious interference, misappropriation of the Partnership's trade secrets and other claims. In August 2000, a Tribunal of arbitrators in London acting under the authority of the International Chamber of Commerce found in favor of the Partnership in its proceedings against Abacus and granted joint and several monetary damages and costs to the Partnership of approximately $39,557, which was paid by Abacus in 2000. Abacus filed a counterclaim against the Partnership, which was dismissed. In 1998, the Partnership initiated a lawsuit against Sabre and other Sabre-affiliated entities for claims arising from the termination of the Partnership's relationship with Abacus. In June 2002, the Partnership's claims against Sabre were pending before the U.S. District Court for the Northern District of Georgia and the U.S. Court of Appeals for the Eleventh Circuit. On June 18, 2002 the Partnership and Sabre executed a Settlement Agreement containing a mutual release of all pending claims. The settlement was paid in full by Sabre in July 2002. In addition, the Partnership is currently involved in various claims related to matters arising from the ordinary course of business. Management believes the ultimate disposition of these actions will not materially affect the financial position or results of operations of the Partnership.

        In September 2003, the Partnership received multiple assessments totaling €39,503 from the tax authorities of Greece relating to tax years 1993-2002. The Partnership filed appeals of these assessments. Pursuant to a formal tax amnesty program with the Greek authorities, the Partnership recently reached a settlement of the outstanding assessments in an amount of approximately €7,775. The Partnership Interest Purchase Agreement, dated March 3, 2003, provides that each of the founding airlines shall severally indemnify WTI and hold WTI harmless on a net after-tax basis from and against any and all taxes of the Partnership and its subsidiaries related to periods prior to the sale of the Partnership on June 30, 2003. The Partnership informed the founding airlines of the receipt of these assessments and the indemnity obligation of the founding airlines under the Partnership Interest Purchase Agreement. Because of the indemnity provision, the Partnership believes that amounts paid to settle this assessment will be reimbursed by the founding airlines and will not have an effect on the Partnership's financial position or results of operations.

15.    Business Segment Information

        The Partnership's operations are classified into two reportable business segments: electronic travel distribution and information technology services. The Partnership's two reportable business segments are managed separately based on fundamental differences in their operations. In addition, each business segment offers different products and services. The electronic travel distribution segment distributes travel services of its suppliers to subscribers of the Worldspan GDS. By having access to the Worldspan GDS, subscribers are able to book reservations with the suppliers. The information technology services segment provides technology services to Delta and Northwest and other companies in the travel industry.

        The Partnership evaluates performance and allocates resources based on operating income. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales.

	Predecessor Basis		Successor Basis
	Year Ended December 31, 2002	Six Months Ended June 30, 2003	Six Months Ended December 31, 2003	Six Months Ended June 30, 2004	Year Ended December 31, 2004	Six Months Ended June 30, 2005
				(unaudited)		(unaudited)
Revenues
Electronic travel distribution	$807,095	$414,933	$396,488	$465,026	$876,552	$469,439
Information technology services	107,774	52,539	32,974	32,309	67,666	36,774

Total revenues	$914,869	$467,472	$429,462	$497,335	$944,218	$506,213

Operating income
Electronic travel distribution	$105,855	$45,803	$26,769	$74,691	$120,612	$86,043
Information technology services	6,112	3,700	(18,919)	(16,187)	(32,155)	(15,452)

Total operating income	$111,967	$49,503	$7,850	$58,504	$88,457	$70,591

Depreciation and amortization
Electronic travel distribution	$65,828	$26,701	$42,888	$43,226	$82,401	$39,074
Information technology services	13,387	5,621	10,067	7,858	19,477	12,113

Total depreciation and amortization	$79,215	$32,322	$52,955	$51,084	$101,878	$51,187

Geographic areas
Total revenues
United States	$786,244	$406,854	$362,104	$424,156	$801,592	$430,874
Foreign	128,625	60,618	67,358	73,179	142,626	75,339

Total	$914,869	$467,472	$429,462	$497,335	$944,218	$506,213

Long-lived assets
United States	$167,486	$173,362	$917,633	$902,970	$852,091	$809,235
Foreign	33,602	31,772	31,365	31,904	35,622	29,551

Total	$201,088	$205,134	$948,998	$934,874	$887,713	$838,786

16.    Supplemental Guarantor/Non-Guarantor Financial Information

        Concurrent with the closing of the Acquisition discussed in Note 8, the Old Notes became fully and unconditionally guaranteed on a senior unsecured basis by the domestic operations and assets of the Partnership (referred to as "Worldspan, L.P.—Guarantor" in the accompanying financial information). Included in Worldspan, L.P.—Guarantor are Worldspan, L.P. and all of its wholly-owned domestic subsidiaries including WS Financing Corp ("WS Financing"). These domestic subsidiaries collectively represent less than one percent of the Partnership's total assets, Partners' capital, total revenues, net income (loss), and cash flows from operating activities. The guarantees of each of the legal entities comprised by Worldspan, L.P.—Guarantor are full, unconditional, joint and several. The foreign subsidiaries (referred to as "Non-Guarantor Subsidiaries" in the accompanying financial information) represent the foreign operations of the Partnership. WS Financing, the co-issuer, was established June 6, 2003. WS Financing does not have any substantial operations, assets or revenues. The following financial information presents condensed consolidating balance sheets, statements of operations and statements of cash flows for Worldspan, L.P.—Guarantor and Non-Guarantor Subsidiaries. The information has been presented as if Worldspan, L.P.—Guarantor accounted for its ownership of the Non-Guarantor Subsidiaries using the equity method of accounting.

Condensed Consolidating Balance Sheets
as of December 31, 2003
(Successor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Assets
Current assets
Cash and cash equivalents	$41,615	$2,131	$—	$43,746
Trade accounts receivable, net	100,593	2,529	—	103,122
Prepaid expenses and other current assets	21,422	2,207	—	23,629

Total current assets	163,630	6,867	—	170,497
Property and equipment, less accumulated depreciation	113,321	7,189	—	120,510
Deferred charges	17,472	16,072	—	33,544
Debt issuance costs, net	13,626	—	—	13,626
Supplier and agency relationships, net	304,752	—	—	304,752
Developed technology, net	228,322	—	—	228,322
Trade name	72,142	—	—	72,142
Goodwill	109,740	—	—	109,740
Other intangible assets, net	34,722	—	—	34,722
Investments	5,064	1,313	—	6,377
Investments in subsidiaries	7,845	—	(7,845)	—
Other long-term assets	18,472	6,791	—	25,263

Total assets	$1,089,108	$38,232	$(7,845)	$1,119,495

Liabilities and Partners' Capital
Current liabilities
Accounts payable	$16,933	$2,742	$—	$19,675
Intercompany accounts payable (receivable)	(1,226)	1,226	—	—
Accrued expenses	117,944	26,471	—	144,415
Current portion of capital lease obligations	16,136	—	—	16,136
Current portion of long-term debt	8,000	—	—	8,000

Total current liabilities	157,787	30,439	—	188,226
Long-term portion of capital lease obligations	55,002	—	—	55,002
Long-term debt	385,000	—	—	385,000
Pension and postretirement benefits	68,439	(34)	—	68,405
Other long-term liabilities	6,328	(18)	—	6,310

Total liabilities	672,556	30,387	—	702,943

Commitments and contingencies
Partners' capital	416,552	7,845	(7,845)	416,552

Total liabilities and Partners' capital	$1,089,108	$38,232	$(7,845)	$1,119,495

Condensed Consolidating Balance Sheets
as of December 31, 2004
(Successor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Assets
Current assets
Cash and cash equivalents	$96,504	$3,970	$—	$100,474
Trade accounts receivable, net	99,646	3,147	—	102,793
Prepaid expenses and other current assets	18,729	2,577	—	21,306

Total current assets	214,879	9,694	—	224,573
Property and equipment, less accumulated depreciation	111,972	6,246	—	118,218
Deferred charges	15,956	18,395	—	34,351
Debt issuance costs, net	10,201	—	—	10,201
Supplier and agency relationships, net	271,020	—	—	271,020
Developed technology, net	206,664	138	—	206,802
Trade name	72,142	—	—	72,142
Goodwill	112,035	—	—	112,035
Other intangible assets, net	31,914	—	—	31,914
Investments in subsidiaries	14,165	—	(14,165)	—
Other long-term assets	20,187	10,843	—	31,030

Total assets	$1,081,135	$45,316	$(14,165)	$1,112,286

Liabilities and Partners' Capital
Current liabilities
Accounts payable	$11,926	$2,745	$—	$14,671
Intercompany accounts payable (receivable)	15,305	(15,305)	—	—
Accrued expenses	115,682	40,953	—	156,635
Current portion of capital lease obligations	19,369	—	—	19,369
Current portion of long-term debt	12,497	—	—	12,497

Total current liabilities	174,779	28,393	—	203,172
Long-term portion of capital lease obligations	54,079	—	—	54,079
Long-term debt	324,990	—	—	324,990
Pension and postretirement benefits	64,821	(42)	—	64,779
Other long-term liabilities	11,067	2,800	—	13,867

Total liabilities	629,736	31,151	—	660,887

Commitments and contingencies
Partners' capital	451,399	14,165	(14,165)	451,399

Total liabilities and Partners' capital	$1,081,135	$45,316	$(14,165)	$1,112,286

Condensed Consolidating Balance Sheets
as of June 30, 2005
(Successor Basis)
(unaudited)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Assets
Current assets
Cash and cash equivalents	$38,643	$6,308	$—	$44,951
Trade accounts receivable, net	132,844	1,831	—	134,675
Prepaid expenses and other current assets	15,973	2,940	—	18,913

Total current assets	187,460	11,079	—	198,539
Property and equipment, net	98,634	5,843	—	104,477
Deferred charges	14,436	13,667	—	28,103
Debt issuance costs	16,264	—	—	16,264
Supplier and agency relationships, net	254,154	—	—	254,154
Developed technology, net	194,094	—	—	194,094
Trade name	72,142	—	—	72,142
Goodwill	112,035	—	—	112,035
Other intangible assets, net	30,510	—	—	30,510
Investments in subsidiaries	25,291	—	(25,291)	—
Other long-term assets	16,965	10,042	—	27,007

Total assets	$1,021,985	$40,631	$(25,291)	$1,037,325

Liabilities and Partners' Capital
Current liabilities
Accounts payable	$9,913	$4,170	$—	$14,083
Intercompany accounts payable (receivable)	26,792	(26,792)	—	—
Accrued expenses	121,789	38,062	—	159,851
Current portion of capital lease obligations	18,712	—	—	18,712
Current portion of senior debt	4,000	—	—	4,000

Total current liabilities	181,206	15,440	—	196,646
Long-term portion of capital lease obligations	45,602	—	—	45,602
Long-term debt	711,500	—	—	711,500
Pension and postretirement benefits	62,435	(42)	—	62,393
Other long-term liabilities	13,717	(58)	—	13,659

Total liabilities	1,014,460	15,340	—	1,029,800
Commitments and contingencies
Partners' capital	7,525	25,291	(25,291)	7,525

Total liabilities and Partners' capital	$1,021,985	$40,631	$(25,291)	$1,037,325

Condensed Consolidating Statements of Operations
for the Year Ended December 31, 2002
(Predecessor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Revenues	$786,244	$128,625	$—	$914,869
Operating expenses	673,417	129,485	—	802,902

Operating income (loss)	112,827	(860)	—	111,967
Other income (expense)
Interest (expense) income, net	(3,528)	132	—	(3,396)
Loss from subsidiaries	(6,236)	—	6,236	—
Other, net	1,756	(4,250)	—	(2,494)

Total other expense, net	(8,008)	(4,118)	6,236	(5,890)
Income (loss) before income taxes	104,819	(4,978)	6,236	106,077
Income tax expense	—	1,258	—	1,258

Net income (loss)	$104,819	$(6,236)	$6,236	$104,819

Condensed Consolidating Statements of Operations
for the Six Months Ended June 30, 2003
(Predecessor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Revenues	$406,854	$60,618	$—	$467,472
Operating expenses	351,447	66,522	—	417,969

Operating income (loss)	55,407	(5,904)	—	49,503
Other income (expense)
Interest (expense) income, net	(2,396)	41	—	(2,355)
Loss from subsidiaries	(5,632)	—	5,632	—
Change-in-control expense	(17,259)	—	—	(17,259)
Other, net	(1,706)	375	—	(1,331)

Total other expense, net	(26,993)	416	5,632	(20,945)
Income (loss) before income taxes	28,414	(5,488)	5,632	28,558
Income tax expense	—	144	—	144

Net income (loss)	$28,414	$(5,632)	$5,632	$28,414

Condensed Consolidating Statements of Operations
for the Six Months Ended December 31, 2003
(Successor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Revenues	$362,104	$67,358	$—	$429,462
Operating expenses	359,014	62,598	—	421,612

Operating income	3,090	4,760	—	7,850
Other income (expense)
Interest (expense) income, net	(20,705)	109	—	(20,596)
Income from subsidiaries	5,375	—	(5,375)	—
Other, net	(2,460)	1,495	—	(965)

Total other income (expense), net	(17,790)	1,604	(5,375)	(21,561)
Income before income taxes	(14,700)	6,364	(5,375)	(13,711)
Income tax expense	—	989	—	989

Net income	$(14,700)	$5,375	$(5,375)	$(14,700)

Condensed Consolidating Statements of Operations
for the Six Months Ended June 30, 2004
(Successor Basis)
(unaudited)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Revenues	$424,156	$73,179	$—	$497,335
Operating expenses	372,861	65,970	—	438,831

Operating income	51,295	7,209	—	58,504
Other income (expense)
Interest (expense) income, net	(20,712)	58	—	(20,654)
Income from subsidiaries	7,050	—	(7,050)	—
Other, net	30	88	—	118

Total other expense, net	(13,632)	146	(7,050)	(20,536)
Income before income taxes	37,663	7,355	(7,050)	37,968
Income tax (benefit) expense	(3)	305	—	302

Net income	$37,666	$7,050	$(7,050)	$37,666

Condensed Consolidating Statements of Operations
for the Year Ended December 31, 2004
(Successor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Revenues	$801,592	$142,626	$—	$944,218
Operating expenses	722,000	133,761	—	855,761

Operating income	79,592	8,865	—	88,457
Other income (expense)
Interest (expense) income, net	(40,185)	72	—	(40,113)
Income from subsidiaries	4,704	—	(4,704)	—
Other, net	(2,248)	(1,129)	—	(3,377)

Total other income (expense), net	(37,729)	(1,057)	(4,704)	(43,490)
Income before income taxes	41,863	7,808	(4,704)	44,967
Income tax expense	—	3,104	—	3,104

Net income	$41,863	$4,704	$(4,704)	$41,863

Condensed Consolidating Statements of Operations
for the Six Months Ended June 30, 2005
(Successor Basis)
(unaudited)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Revenues	$430,874	$75,339	$—	$506,213
Operating expenses	368,611	67,011	—	435,622

Operating income	62,263	8,328	—	70,591
Other income (expense)
Interest (expense) income, net	(27,973)	71	—	(27,902)
Loss on extinguishment of debt	(55,597)	—	—	(55,597)
Income from subsidiaries	5,603	—	(5,603)	—
Other, net	119	(339)	—	(220)

Total other expense, net	(77,848)	(268)	(5,603)	(83,719)
(Loss) income before income taxes	(15,585)	8,060	(5,603)	(13,128)
Provision for income taxes	—	2,457	—	2,457

Net (loss) income	$(15,585)	$5,603	$(5,603)	$(15,585)

Condensed Consolidating Statements of Cash Flows
for the Year Ended December 31, 2002
(Predecessor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Net cash provided by operating activities	$182,666	$4,083	$—	$186,749

Cash flows from investing activities:
Purchase of property and equipment	(9,355)	(3,020)	—	(12,375)
Purchase of investments	(327)	—	—	(327)
Proceeds from sale of property and equipment	559	—	—	559
Capitalized software for internal use	(3,056)	—	—	(3,056)
Investments in subsidiaries	(357)	—	357	—

Net cash (used in) provided by investing activities	(12,536)	(3,020)	357	(15,199)

Cash flows from financing activities:
Distribution to founding airlines	(100,000)	—	—	(100,000)
Principal payments on capital leases	(25,390)	—	—	(25,390)
Contributions to subsidiaries	—	357	(357)	—

Net cash (used in) provided by financing activities	(125,390)	357	(357)	(125,390)

Net increase in cash and cash equivalents	44,740	1,420	—	46,160
Cash and cash equivalents at beginning of year	80,400	5,541	—	85,941

Cash and cash equivalents at end of year	$125,140	$6,961	$—	$132,101

Condensed Consolidating Statements of Cash Flows
for the Six Months Ended June 30, 2003
(Predecessor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Net cash provided by (used in) operating activities	$44,815	$(3,792)	$—	$41,023

Cash flows from investing activities:
Purchase of property and equipment	(2,102)	(2,134)	—	(4,236)
Proceeds from sale of property and equipment	396	—	—	396
Capitalized software for internal use	(1,367)	—	—	(1,367)
Investments in subsidiaries	(55)	—	55	—

Net cash (used in) provided by investing activities	(3,128)	(2,134)	55	(5,207)

Cash flows from financing activities:
Distribution to founding airlines	(110,000)	—	—	(110,000)
Principal payments on capital leases	(13,986)	—	—	(13,986)
Contributions to subsidiaries	—	55	(55)	—

Net cash (used in) provided by financing activities	(123,986)	55	(55)	(123,986)

Net decrease in cash and cash equivalents	(82,299)	(5,871)	—	(88,170)
Cash and cash equivalents at beginning of period	125,140	6,961	—	132,101

Cash and cash equivalents at end of period	$42,841	$1,090	$—	$43,931

Condensed Consolidating Statements of Cash Flows
for the Six Months Ended December 31, 2003
(Successor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Net cash provided by operating activities	$47,123	$3,805	$—	$50,928

Cash flows from investing activities:
Purchase of property and equipment	(14,307)	(1,654)	—	(15,961)
Proceeds from sale of property and equipment	75	—	—	75
Capitalized software for internal use	(1,395)	—	—	(1,395)
Investments in subsidiaries	1,109	—	(1,109)	—

Net cash used in investing activities	(14,518)	(1,654)	(1,109)	(17,281)

Cash flows from financing activities:
Payments to founding airlines	(702,846)	—	—	(702,846)
Equity contribution from WTI, net of transaction costs	306,967	—	—	306,967
Distribution to WTI	(2,120)	—	—	(2,120)
Proceeds from issuance of debt, net of debt issuance costs	390,063	—	—	390,063
Principal payments on capital leases	(13,896)	—	—	(13,896)
Principal payments on debt	(12,000)	—	—	(12,000)
Contributions to subsidiaries	—	(1,109)	1,109	—

Net cash (used in) provided by financing activities	(33,832)	(1,109)	1,109	(33,832)

Net (decrease) increase in cash and cash equivalents	(1,227)	1,042	—	(185)
Cash and cash equivalents at beginning of period	42,841	1,090	—	43,931

Cash and cash equivalents at end of period	$41,614	$2,132	$—	$43,746

Condensed Consolidating Statements of Cash Flows
for the Six Months Ended June 30, 2004
(Successor Basis)
(Unaudited)

	Worldspan, L.P.— Guarantor	Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Net cash provided by (used in) operating activities	$96,753	$(6,341)	$—	$90,412
Cash flows from investing activities:
Purchase of property and equipment	(5,614)	(1,745)	—	(7,359)
Proceeds from sale of property and equipment	82	10	—	92
Capitalized software for internal use	(744)	—	—	(744)
Investments in subsidiaries	(7,793)	—	7,793	—

Net cash used in investing activities	(14,069)	(1,735)	7,793	(8,011)
Cash flows from financing activities:
Distribution to WTI	(3,464)	—	—	(3,464)
Principal payments on capital leases	(10,969)	—	—	(10,969)
Principal payments on debt	(38,256)	—	—	(38,256)
Contributions to subsidiaries	—	7,793	(7,793)	—

Net cash (used in) provided by financing activities	(52,689)	7,793	(7,793)	(52,689)
Net increase (decrease) in cash and cash equivalents	29,995	(283)	—	29,712
Cash and cash equivalents at beginning of period	41,615	2,131	—	43,746

Cash and cash equivalents at end of period	$71,610	$1,848	$—	$73,458

Condensed Consolidating Statements of Cash Flows
for the Year Ended December 31, 2004
(Successor Basis)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Net cash provided by operating activities	$150,517	$(1,160)	$—	$149,357

Cash flows from investing activities:
Purchase of property and equipment	(10,575)	(3,183)	—	(13,758)
Proceeds from the sale of investments in other entity	5,765	—	—	5,765
Proceeds from sale of property and equipment	233	—	—	233
Capitalized software for internal use	(727)	(138)	—	(865)
Investments in subsidiaries	(6,320)	—	6,320	—

Net cash used in investing activities	(11,624)	(3,321)	6,320	(8,625)

Cash flows from financing activities:
Principal payments on capital leases	(21,683)	—	—	(21,683)
Principal payments on debt	(55,512)	—	—	(55,512)
Distributions to WTI, net	(6,809)	—	—	(6,809)
Contributions to subsidiaries	—	6,320	(6,320)	—

Net cash (used in) provided by financing activities	(84,004)	6,320	(6,320)	(84,004)

Net increase in cash and cash equivalents	54,889	1,839	—	56,728
Cash and cash equivalents at beginning of period	41,615	2,131	—	43,746

Cash and cash equivalents at end of period	$96,504	$3,970	$—	$100,474

Condensed Consolidating Statements of Cash Flows
for the Six Months Ended June 30, 2005
(Successor Basis)
(Unaudited)

	Worldspan, L.P.— Guarantor	Non-Guarantor Subsidiaries	Eliminating Entries	Worldspan Consolidated
Net cash provided by (used in) operating activities	$80,444	$(7,427)	$—	$73,017
Cash flows from investing activities:
Purchase of property and equipment	(5,240)	(1,361)	—	(6,601)
Proceeds from sale of property and equipment	77	—	—	77
Capitalized software development costs	(19)	—	—	(19)
Investment in subsidiaries	(11,126)		11,126

Net cash used in investing activities	(16,308)	(1,361)	11,126	(6,543)
Cash flows from financing activities:
Proceeds from issuance of debt, net of debt issuance costs	734,801	—	—	734,801
Principal payments on capital leases	(9,517)	—	—	(9,517)
Principal payments on debt	(92,488)	—	—	(92,488)
Repurchase old notes	(327,555)	—	—	(327,555)
Distributions to and contributions from WTI, net	(427,238)	—	—	(427,238)
Contributions to subsidiaries	—	11,126	(11,126)	—

Net cash (used in) provided by financing activities	(121,997)	11,126	(11,126)	(121,997)
Net (decrease) increase in cash and cash equivalents	(57,861)	2,338	—	(55,523)
Cash and cash equivalents at beginning of period	96,504	3,970	—	100,474

Cash and cash equivalents at end of period	$38,643	$6,308	$—	$44,951

17. Subsequent Events

        On January 10, 2005 WTI entered into a Note Redemption Agreement (the "Note Redemption Agreement") with Delta. Pursuant to the Note Redemption Agreement, WTI redeemed the 10% Subordinated Note due 2012 in an original principal amount of $45,000 issued by WTI to Delta on June 30, 2003, the additional notes issued in lieu of cash interest and all accrued and unpaid interest up to January 10, 2005 for $36,137. The Partnership distributed $36,137 to WTI to finance this transaction. As a result of the extinguishment of debt, WTI will record a gain of $12,541 as non-operating income in its consolidated statement of operations for the quarterly period ending March 31, 2005.

        In connection with the closing under the Note Redemption Agreement, WTI, the Partnership and Delta entered into the Second Amendment to Delta Founder Airline Services Agreement, dated as of January 10, 2005 (the "FASA Amendment"), to amend the Founder Airline Services Agreement, dated as of June 30, 2003 (the "Delta FASA"), between Delta and the Partnership. The FASA Amendment provides a mechanism whereby the Partnership may recover amounts for which it is indemnified by Delta relating to Greek tax claims which have arisen with respect to periods prior to the acquisition of the Partnership by WTI from Delta, Northwest and American. The FASA Amendment also provides that the Partnership may, at any time prior to December 31, 2005, elect to make a prepayment and terminate its obligation to provide ongoing credits against fees for services provided by the Partnership to Delta under the Delta FASA.

        On February 11, 2005, the Partnership, WS Financing, the wholly-owned domestic subsidiaries of the Partnership party thereto as guarantors (the "Guarantor Subsidiaries") and The Bank of New York Trust Company, N.A., as trustee entered into an Indenture (the "Indenture") as part of the Partnership's and WS Financing's refinancing transactions (the "Refinancing Transactions"). Pursuant to the Indenture, the Partnership and WS Financing issued $300,000 of Senior Second Lien Secured Floating Rate Notes due 2011 (the "New Notes"), secured on a second priority basis by substantially all of the assets of the Partnership, WS Financing and the Guarantor Subsidiaries. In connection with the closing under the Indenture, the New Notes were sold in a private placement and resold by the initial purchasers to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933 (the "Securities Act") and to non-U.S. persons pursuant to Regulation S of the Securities Act.

        In addition, in connection with the Refinancing Transactions, on February 11, 2005, the Partnership, as borrower, WTI, and WS Holdings entered into a new credit agreement (the "Credit Agreement") with J.P. Morgan Securities Inc. and UBS Securities LLC, as joint advisors, J.P. Morgan Securities Inc., UBS Securities LLC and Lehman Brothers Inc., as joint book-runners, J.P. Morgan Securities Inc., UBS Securities LLC, Lehman Brothers Inc., Deutsche Bank Securities Inc. and Goldman Sachs Credit Partners L.P., as joint lead arrangers, UBS Securities LLC, as syndication agent, Lehman Commercial Paper Inc., Deutsche Bank Securities Inc. and Goldman Sachs Credit Partners L.P., as documentation agents, JPMorgan Chase Bank, N.A., as administrative agent, and the several banks and other financial institutions or entities from time to time party thereto (the "Lenders"). In connection with the closing under the Credit Agreement, the Lenders made available to the Partnership a new senior credit facility (the "New Senior Credit Facility") consisting of a revolving credit facility in the amount of $40,000 and a new term loan facility in the amount of $450,000.

        The net proceeds to the Partnership from the sale of the New Notes and the closing of the New Senior Credit Facility, along with available cash of the Partnership, were or will be used to (i)(a) repay approximately $58,000 of then-existing senior term loans and revolving credit loans including any accrued and unpaid interest thereon then outstanding under the Partnership's then-existing senior credit facility (the "Old Credit Facility") pursuant to the Credit Agreement, dated as of June 30, 2003, among the Partnership, WTI, WS Holdings, the several banks and other financial institutions or entities from time to time party thereto, Lehman Brothers Inc., as sole and exclusive advisor, Lehman Brothers Inc. and Deutsche Bank Securities Inc., as joint lead arrangers and joint book runners, Deutsche Bank Securities Inc., as syndication agent, JPMorgan Chase Bank, Citicorp North America, Inc. and Dymas Funding Company, LLC, as documentation agents, and Lehman Commercial Paper Inc., as administrative agent, and (b) terminate all commitments then outstanding under the Old Credit Facility, (ii) accept for purchase pursuant to the cash tender offer for any and all of the Partnership's and WS Financing's outstanding 9 5/8% Senior Notes due 2011 (the "Old Notes") approximately $279,000 of Old Notes validly tendered prior to the consent date (more than 99 1/2% of the total aggregate principal amount of $280,000 of Old Notes previously outstanding), and pay those holders the total purchase price of $1,171.64, including a consent payment related to the solicitation of the holders' consent to the elimination of substantially all of the covenants contained in the indenture related to the Old Notes, for each $1,000.00 principal amount of Old Notes tendered in accordance with the Partnership's and WS Financing's Offer to Purchase and Consent Solicitation Statement and Letter of Transmittal and Consent (the "Offer to Purchase and Consent Solicitation Statement"), plus accrued and unpaid interest on the Old Notes, for an aggregate total purchase price of approximately $331,000, and accept for purchase and pay for additional Old Notes tendered after February 4, 2005 but prior to February 22, 2005, the expiration time of the tender offer, and pay those holders the purchase price of $1,141.64 for each $1,000.00 principal amount of Old Notes tendered in accordance with the Offer to Purchase and Consent Solicitation Statement for an aggregate purchase price of approximately $175, (iii) redeem 100% of the outstanding WTI Preferred Stock at a redemption price equal to the face amount of the WTI Preferred Stock plus accrued and unpaid dividends thereon (including Additional Dividends (as defined in WTI's Amended and Restated Certificate of Incorporation)) to the redemption date for a total redemption price of approximately $375,000, (iv) pay the Consent Fee (as defined below) to the Funds (as defined below) and (v) pay fees and expenses related to the Refinancing Transactions.

        In addition, in connection with the Refinancing Transactions, on February 16, 2005, WTI, CVC Capital Funding, LLC ("CVC Capital") and Citicorp Mezzanine III, L.P. ("CMIII," and together with CVC Capital, the "Funds") entered into an Exchange Agreement (the "Exchange Agreement"). In connection with the closing under the Exchange Agreement, WTI issued approximately $44,000 aggregate principal amount of its new Subordinated Notes due 2013 (the "New HoldCo Notes") to the Funds and paid approximately $365 in accrued and unpaid interest in exchange for the surrender and cancellation by the Funds of all of the obligations owing by WTI to the Funds under each Fund's interest in that certain Subordinated Note (the "Seller Note"), dated as of June 30, 2003, made by WTI in favor of American Airlines, Inc. (which was subsequently transferred in part to each of the Funds). WTI also paid the Funds a total of approximately $8,600 on or before February 28, 2005 as a consent fee (the "Consent Fee") in return for the approval by the Funds of the Refinancing Transactions and the replacement of the Seller Note with the New Holdco Notes.

        Also in connection with the Refinancing Transactions, on February 16, 2005, the Partnership entered into an amendment to its Advisory Agreement with WTI to terminate all advisory and other fees payable under that agreement as of January 1, 2005 in return for a prepayment of $7,700 payable on or before December 15, 2005. In addition, WTI entered into an amendment to its Advisory Agreement with CVC Management LLC to terminate all advisory and other fees payable under that agreement as of January 1, 2005 in return for a prepayment of $4,620 payable on or before December 15, 2005. Also, on February 16, 2005, WTI filed a Certificate of Amendment of its Amended and Restated Certificate of Incorporation, effective as of the date of filing, with the Secretary of State of the State of Delaware to, among other things, terminate the special dividends payable to holders of the Class B Common Stock of WTI in return for a prepayment of $3,080 payable on or before December 15, 2005.

        On March 4, 2005, the Partnership entered into an interest rate swap with a notional amount that will start at $508,370 on November 15, 2005 and amortize on a quarterly basis to $102,250 at November 15, 2008. The reset dates on the swap are February 15, May 15, August 15 and November 15 each year until maturity on November 15, 2008. This agreement will be used to convert the variable component of interest rates on certain indebtedness to a fixed rate of 4.3%.

18. Subsequent Events (Unaudited)

        Debt.    To finance the redemption of the WTI Preferred Stock and the payment of the Consent Fee, the Partnership distributed $375,729 and $8,638, respectively, to WTI during the first quarter of 2005.

        As a result of the Refinancing Transactions described above, the Partnership recorded a loss on extinguishment of debt of $55,597 during the six months ended June 30, 2005.

        At the Partnership's option, the interest rate applied to borrowings under the New Term Loan during 2005 was based on the LIBOR rate plus the initial applicable margin of 2.75%. The interest rate applicable to borrowings under the New Notes is based on the three-month LIBOR rate plus 6.25%

        Debt covenants contained in the Credit Agreement and the Indenture require the Partnership to maintain certain financial ratios, including a minimum interest coverage ratio and a maximum total leverage ratio. Also, the Indenture requires the Partnership to maintain a minimum fixed charge coverage ratio. In addition, certain non-financial covenants restrict the activities of the Partnership. As of June 30, 2005, the Partnership is in compliance with all of its debt covenants.

        Long-term debt consisted of the following:

	Successor Basis
	December 31, 2003	December 31, 2004	June 30, 2005
Old Notes	$280,000	$280,000	$500
Term Loan under Old Senior Credit Facility	113,000	57,488	—
New Notes	—	—	300,000
New Term Loan under New Senior Credit Facility	—	—	415,000

	393,000	337,488	715,500
Less current portion of long-term debt	(8,000)	(12,497)	(4,000)

Long-term debt, excluding current portion	$385,000	$324,991	$711,500

        Long-term debt repayments are due as follows:

Remaining in 2005	$2,000
2006	4,000
2007	4,000
2008	4,000
2009	4,000
Thereafter	697,500

$715,500

        Derivative Instruments.    All derivatives are measured at fair value and recognized as either assets or liabilities in our condensed balance sheets. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or loss in our condensed consolidated statement of operations in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with the change in the value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss) and recognized in earnings when the hedge item is recognized in earnings.

        The interest rate swap (as discussed in Note 17) has been designated as a cash flow hedge. Because the critical terms of the swap match those of the debt it is hedging, the swap is considered a perfect hedge against changes in the fair value of the debt and the hedge will result in no ineffectiveness being recognized in operations. Changes in the fair value of the swap are recognized as a component of accumulated other comprehensive income in each reporting period. As of June 30, 2005, the fair value of this swap was a liability of $2,350, which is included in other long-term liabilities on the consolidated balance sheet.

        Related Party Transactions.    The Partnership is also permitted to distribute funds to WTI sufficient to pay all or a portion of the interest of the New Holdco Notes (as defined in Note 10) so long as the Partnership is not in default under, and is in compliance with all financial covenants of, the New Senior Credit Facility and the Indenture governing the New Notes and continues to maintain a fixed charge coverage ratio of 2.25x or better. During the six months ended June 30, 2005, the Partnership distributed $1,587 to WTI for payment of the 11% cash interest on the New Holdco Notes.

        During the six months ended June 30, 2005, the Partnership distributed $4,700 to WTI to enable WTI to pay the income taxes that it owed on the income generated by the Partnership in the United States.

        Capitalized Software.    During the six months ended June 30, 2005, the Partnership recorded a $1,500 writedown of certain purchased software to be enhanced and ultimately used in multi-hosting services for smaller carriers. The carrying value of the software was written down to zero as a result of management's decision to pursue other third party solutions as a means to provide these services to smaller carriers as well as management's current evaluation of the current and potential revenue stream, among other factors. The writedown is included in "Developed technology amortization" in the accompanying consolidated statement of operations.

        Lines of Credit.    On February 11, 2005, the Partnership cancelled the syndicated revolving credit facility entered into on June 30, 2003 (discussed in Note 11) and entered into a syndicated revolving credit facility in connection with the Refinancing Transaction, which matures on February 10, 2011. This facility allows the Partnership to borrow up to $40,000 in revolving credit loans and standby letters of credit. The revolving loans have the following rate options: the bank's designated base rate, the euro rate or the euro base rate. Commitment fees incurred on the unused portion of the credit facility are payable quarterly in arrears at a rate of 1/2 of 1% per annum and were $77 during the six months ended June 30, 2005.

        Restructuring.    On July 20, 2005, the Partnership announced a reduction in force of approximately 70 employees. The reduction was the result of improved organizational efficiency and the outsourcing of programming for certain applications. The Partnership will record a charge for severance and benefits in the third quarter of 2005 of approximately $1,200. We anticipate these obligations to be paid in the third and fourth quarters of 2005 through internally generated funds.

        Airline Bankruptcies.    In September 2005, Delta and Northwest, both significant suppliers of the Partnership, entered bankruptcy protection. These bankruptcy filings are in their preliminary stages and the Partnership cannot currently predict the implications of these bankruptcy filings to it. At the present time the Partnership continues to operate under various commercial agreements with these two airlines. Delta and Northwest represented 18% and 10% of the Partnership's revenues, respectively for the six month period ended June 30, 2005. As of June 30, 2005, under the Partnership's two principal commercial agreements with these two airlines, the Partnership had billed accounts receivable from Delta and Northwest in the amount of $35.9 million. To date, the Partnership has received payment for 99% of the amount then outstanding. Therefore, the Partnership does not believe that any adjustment is necessary to the amounts recorded in its financial statements as of and for the period ended June 30, 2005.

        At the time of their bankruptcy filings, under the Partnership's two principal commercial agreements with these two airlines the Partnership had billed and unbilled accounts receivable from Delta and Northwest in the amount of $22.8 million and $20.6 million, respectively. Since the time of these bankruptcy filings, the Partnership has received payments under these agreements, collectively, of $11.4 million, such that its pre-petition accounts receivable due from Delta and Northwest is presently $32.0 million. These receivables are related to services provided in the third quarter of 2005. The Partnership is currently analyzing whether any adjustment to its results for the third quarter of 2005 is necessary as a result of these bankruptcy filings. Given the early stage of the bankruptcy filings, it is possible that additional facts could become known that, along with the review currently underway in connection with the Partnership's third quarter Form 10-Q filing, could affect its assessment of the collectibility of any outstanding accounts receivable from Delta and Northwest. This analysis will be completed in connection with the filing of the Form 10-Q for the third quarter. At the present time the Partnership is not yet in a position to ultimately determine the collectibility of these receivables, including whether any charge to earnings in the third quarter or future quarters will be required, or whether payments previously made to the Partnership will be challenged or unwound in the bankruptcy proceedings.

        Orbitz complaint.    In September 2005, the Partnership and Orbitz each filed separate complaints against the other with respect to certain disputes arising under the Partnership's online agreement with Orbitz. Orbitz is one of the Partnership's largest online travel agency customers and represented 9% of the Partnership's transaction volume for the six month period ended June 30, 2005.

        Principal Payments.    In the third quarter of 2005, the Partnership made a discretionary principal payment of $32,000 and a mandatory principal payment of $1,000 on the New Term Loan.

        Expedia.    In October 2005, Expedia notified the Partnership of its intention to move some portion but not all of its European transactions to another GDS provider in 2006. At present, Expedia's European bookings represent approximately 3% of the Partnership's total transaction volume for the six month period ended June 30, 2005.

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TABLE OF CONTENTS
INDUSTRY AND MARKET DATA
FORWARD-LOOKING STATEMENTS
The Exchange Offer
Worldspan, L.P.
Our Corporate Structure and History
Equity Sponsors
Recent Developments
The Refinancing Transactions
Corporate Structure
The Exchange Offer
Consequences of Exchanging Old Notes Pursuant to the Exchange Offer
The New Notes
RISK FACTORS
Risks Relating to the Notes
Risks Relating to Our Company
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2004
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2005
Notes to unaudited pro forma condensed consolidated financial statements
Selected Historical Financial Data
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
THE EXCHANGE OFFER
DESCRIPTION OF THE NEW NOTES
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
Worldspan, L.P. Consolidated Balance Sheets (in thousands)
Worldspan, L.P. Consolidated Statements of Operations (in thousands)
Worldspan, L.P. Consolidated Statements of Partners' Capital (in thousands)
Worldspan, L.P. Consolidated Statements of Cash Flows (in thousands)
Worldspan, L.P. Notes to Consolidated Financial Statements (dollars in thousands, except per share data)
Condensed Consolidating Balance Sheets as of December 31, 2003 (Successor Basis)
Condensed Consolidating Balance Sheets as of December 31, 2004 (Successor Basis)
Condensed Consolidating Balance Sheets as of June 30, 2005 (Successor Basis) (unaudited)
Condensed Consolidating Statements of Operations for the Year Ended December 31, 2002 (Predecessor Basis)
Condensed Consolidating Statements of Operations for the Six Months Ended June 30, 2003 (Predecessor Basis)
Condensed Consolidating Statements of Cash Flows for the Year Ended December 31, 2004 (Successor Basis)
Condensed Consolidating Statements of Cash Flows for the Six Months Ended June 30, 2005 (Successor Basis) (Unaudited)